As filed with the Securities and Exchange Commission on December 21, 2009

Registration No. 333-163671

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT

UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

REPUBLIC OF THE PHILIPPINES

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Hon. Cecilia B. Rebong

Consul General

Philippine Consulate General

556 Fifth Avenue

New York, New York 10036-5095

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

David Johnson, Esq. Allen & Overy 9th Floor, Three Exchange Square Central Hong Kong SAR	Yong G. Lee, Esq. Cleary, Gottlieb, Steen & Hamilton LLP Bank of China Tower One Garden Road Hong Kong SAR

Approximate date of commencement of proposed sale to the public:    From time to time after the Registration Statement becomes effective.

The securities being registered herein are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of registration fee
Debt Securities and Warrants	$2,552,000,000	100%	$2,552,000,000	$142,401.60

(1)	Estimated for purpose of determining the registration fee.
(2)	Exclusive of accrued interest, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to Debt Securities and/or Warrants having an aggregate principal amount of $448,000,000 registered under the Registrant’s Registration Statement No. 333-155481 under Schedule B and not previously sold in the United States for which the Registrant paid a registration fee of $12,411. This Registration Statement, which is a new Registration Statement, also constitutes post-effective amendment No. 1 to Registration Statement No. 333-155481 and such post-effective amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with Section 8(c) of the Securities Act of 1933.

The information in this prospectus is not complete and may be changed. We may not issue the securities offered in this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 21, 2009

PROSPECTUS

Republic of the Philippines

$3,000,000,000

Debt Securities and/or

Warrants

The Republic will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to offer or sell securities unless accompanied by a supplement. The Republic may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

You should read this prospectus and any supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of these documents.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated             .

CERTAIN DEFINED TERMS AND CONVENTIONS

Statistical information included in this prospectus is the latest official data publicly available at the date of this prospectus. Financial data provided in this prospectus may be subsequently revised in accordance with the Republic’s ongoing maintenance of its economic data, and that revised data will not be distributed by the Republic to any holder of the Republic’s securities. As used in this prospectus, the term “N/A” identifies statistical or financial data that is not available.

All references in this prospectus to (a) the “Republic” or the “Philippines” are to the Republic of the Philippines, (b) the “Government” are to the national government of the Philippines, (c) the “Administration” are to the current administration of President Gloria Macapagal-Arroyo and (d) “Bangko Sentral” or “BSP” are to Bangko Sentral ng Pilipinas, the central bank of the Philippines.

“Government-owned corporations” or “Government-owned and controlled corporations” are corporations at least 51% of the capital stock of which is owned by the Government directly or indirectly through its instrumentalities.

The fiscal year of the Government commences on January 1 of each year and ends on December 31 of such year.

Unless otherwise indicated, all references in this prospectus to “Philippine Pesos”, “pesos” or “(Peso)” are to the lawful national currency of the Philippines, those to “dollars”, “US dollars” or “$” are to the lawful currency of the United States of America and references to “euro”, and “€” are to the currency introduced on January 1, 1999 at the start of the third stage on European Economic and Monetary Union. References to “SDR” are to Special Drawing Rights of the International Monetary Fund.

This prospectus contains conversions of some peso amounts into US dollars for the convenience of the reader. Unless otherwise specified, the conversions were made at the exchange rate as stated by the Bangko Sentral Reference Exchange Rate Bulletin published by the Treasury Department of Bangko Sentral on the relevant date. No representation is made that the peso amounts actually represent the US dollar amounts or could have been converted into US dollars at the rates indicated, at any particular rate, or at all.

Any discrepancies in the tables included herein between the amounts listed and the totals thereof are due to rounding.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus under “Republic of the Philippines” are forward looking. They include statements concerning, among others,

•	the Republic’s economic, business and political conditions and prospects;

•	the Republic’s financial stability;

•	the depreciation or appreciation of the peso;

•	changes in interest rates; and

•	governmental, statutory, regulatory or administrative initiatives.

Actual results may differ materially from those suggested by the forward-looking statements due to various factors. These factors include, but are not limited to:

•

Adverse external factors, such as high international interest rates and recession or low growth in the Republic’s trading partners. High international interest rates could increase the Republic’s current account deficit and budgetary expenditures. Recession or low growth in the Republic’s trading partners could lead to fewer exports from the Republic and, indirectly, lower growth in the Republic.

•

Adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility. Each of these factors could lead to lower growth or lower international reserves.

•	Other adverse factors, such as the recurrence of the outbreak of diseases such as severe acute respiratory syndrome and avian influenza, climatic or seismic events and political uncertainty.

DATA DISSEMINATION

The Republic is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard (“SDDS”), which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called “Advance Release Calendar”. For the Philippines, precise dates or “no-later-than dates” for the release of data under the SDDS are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the Dissemination Standards Bulletin Board. The Internet website for the Philippines’ “Advance Release Calendar” and metadata is located at “http://dsbb.imf.org/Applications/web/sddsctycatarclist/?strcode=PHL”.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, the net proceeds from sales of securities will be used for the general purposes of the Republic, including for budget support and to repay a portion of the Government’s borrowings.

PROSPECTUS SUMMARY

Republic of the Philippines

General

The Philippine archipelago has over 7,000 islands with a total land area of approximately 300,000 square kilometers. The islands are grouped into three geographic regions: Luzon, the largest island, in the north, covering an area of 141,395 square kilometers; Visayas in the central region, covering an area of 56,606 square kilometers; and Mindanao in the south, covering an area of 101,999 square kilometers. Manila is the Republic’s capital. According to the 2007 census, the Republic’s population is estimated at approximately 88.6 million.

Government and Politics

The Republic’s current constitution was adopted by plebiscite in 1987. The ratification of the new Constitution in 1987 restored a presidential form of government consisting of three branches: executive, legislative and judiciary. Executive power is vested in the President, who is elected by direct popular vote and who may serve one term of six years. Legislative authority is vested in the Congress of the Philippines, which consists of the Senate and the House of Representatives. Judicial power is vested in the Supreme Court and in various lower courts.

President Gloria Macapagal Arroyo was elected to her current six-year term in 2004. Ms. Arroyo, who was then the Vice President, first became President in January 2001, after the impeachment and resignation of former President Joseph Estrada, who was eventually convicted on charges of plunder in 2007. Mr. Estrada was unconditionally pardoned by President Arroyo.

There have been several unsuccessful attempts to remove President Arroyo from office. Allegations of fraud committed during the May 2004 election and graft and corruption during her term have resulted in the filing of numerous impeachment complaints against President Arroyo in the House of Representatives. The most recent complaint, filed on October 13, 2008, was dismissed on November 26, 2008. There have also been military plots to remove President Arroyo from office. However, with the Republic scheduled to hold national elections for all elective positions (including for president) in May 2010, calls for President Arroyo to resign from office have largely been rendered moot. See “Republic of the Philippines—Government—National Elections and Recent Political Developments”.

In her State of the Nation Address on July 27, 2009, President Arroyo addressed the continuing impact of the global financial downturn on the Philippines and the ongoing implementation of measures to address these concerns. She focused on measures to strengthen revenue collection, which include imposition of so-called “sin” taxes on alcohol and tobacco products at proposed higher rates. She also highlighted educational reforms to streamline and strengthen the educational system. President Arroyo also commented on her administration’s ongoing programs to keep the Philippines safe from natural disasters, such as typhoons and floods, as well as efforts to create peace with the Communist Party of the Philippines (“CPP”) and the Moro Islamic Liberation Front (“MILF”).

Over the past three decades, groups of communist rebels and Muslim separatists in the Republic have periodically fought with Government forces. As of the date hereof, peace negotiations with these groups have been largely unsuccessful.

Economy

The Philippines has a mixed economy in which the Government is directly engaged in certain economic activities through Government-owned and controlled corporations (“GOCCs”) and Government Financial Institutions (“GFIs”). The Government actively encourages domestic and foreign private investment. The Philippines has undertaken liberalization of trade and investment in tandem with the deregulation of the financial system, foreign exchange liberalization, tax reforms, acceleration of privatization, enhancement of competition in the provision and operation of public utilities, and deregulation of the oil and power industries. President Arroyo’s policy priorities for her current six-year term, as announced in June and July 2004, include creating jobs, improving education, balancing the Government’s budget, reducing corruption, promoting the peace process with rebel groups, and reforming the energy and electric power industries.

The principal sectors of the Philippine economy are services, industry and agriculture (including fishery and forestry). The services sector accounted for 48.9% of real gross domestic product (“GDP”) in 2008, including the subsectors of trade (16.7% of real GDP), transportation, communications and storage (8.9% of real GDP) and private services (8.6% of real GDP). The industry sector accounted for 32.8% and the agriculture, fishery and forestry sector accounted for 18.3% of real GDP in 2008.

In 2008, real gross national product (“GNP”) grew 6.2% and real GDP grew 3.8%, compared with real GNP growth of 7.5% and real GDP growth of 7.1%, respectively, for 2007. GDP growth in 2008 resulted from an increase of 5.0% in the industry sector, 3.3% in the service sector, 3.2% in the agriculture, fishery and forestry sector, and 30.8% in net factor income from abroad. GDP growth was primarily attributable to strong growth in private consumption expenditure, which was supported by benign inflation and improved labor market conditions. The continued growth in net factor income from abroad was primarily responsible for GNP growth exceeding GDP growth.

Foreign trade is important to the Philippine economy. In 2008, exports of goods as reported by the National Statistics Office (“NSO”) were equal to 26.5% of the country’s GNP and imports were equal to 30.6% of GNP. Total exports of goods as reported by the NSO were $49.1 billion in 2008. Manufactured goods accounted for 83.5% of the Republic’s exports in 2008. Electronics, machinery and transport equipment and garments have historically been the Republic’s leading manufactured exports.

In 2008, the overall balance of payments position of the Republic recorded a surplus of $89 million, which was considerably lower than the $8.6 billion overall surplus recorded in 2007. This overall change in the balance of payments position was mainly attributable to the deficit in the capital and financial account of $1.9 billion for the year, which was a reversal from the surplus of $3.5 billion in 2007. In addition, the current account surplus of $3.9 billion in 2008 was 45.1% lower than the $7.1 billion surplus recorded in 2007.

As of June 30, 2009, the Republic’s outstanding external debt approved by Bangko Sentral was $51.8 billion, a 5.5% decrease from the $54.8 billion recorded as of June 30, 2008. The decrease was mainly due to net principal payments of approximately $708 million made by debtors during the period and increased offshore investments by Philippine residents, which compensated for foreign exchange revaluation adjustments of approximately $437 million in the same period that resulted from the continued weakening of the dollar against other currencies.

As of June 30, 2009, Bangko Sentral-approved medium and long-term external debt amounted to approximately $46.1 billion. Approximately 51.1% of total Bangko Sentral-approved external debt (including short-term debt) was denominated in US dollars while approximately 28.5% was denominated in Japanese yen. Multi-currency loans from institutions such as the World Bank and the Asian Development Bank (“ADB”) accounted for 10.4% of total Bangko Sentral-approved external debt as of June 30, 2009.

As of December 21, 2009, the Philippine Stock Exchange composite index closed at 3,020.6, compared to a close of 1,872.9 on December 24, 2008, 3,621.6 on December 28, 2007 and 2,982.5 on December 28, 2006.

In the first eleven months of 2009, the average exchange rate was (Peso)47.748 per US dollar, compared to (Peso)44.475 in 2008 and (Peso)46.148 in 2007 and (Peso)51.314 in 2006, respectively.

The average interest rates for 91-day Treasury bills decreased to 4.2% for the first eleven months of 2009 from an average of 5.4% in 2008, 3.4% in 2007 and 5.4% in 2006.

Beginning in the second half of 2007, the short-term funding markets in the United States experienced credit issues, leading to liquidity disruption in various markets. In particular, subprime mortgage loans in the United States experienced increased rates of delinquency, foreclosure and loss. These and other related events had a significant adverse impact on the global credit and financial markets as a whole, which included the bankruptcy filings by, and, the acquisition, restructuring and nationalization of, certain financial institutions. Regulators in the United States, Europe and Asia took steps in response to the unprecedented conditions facing financial institutions in their jurisdictions. Against the backdrop of the global financial crisis, the Republic has experienced limited exposure to subprime assets and bankrupt financial institutions. Nonetheless, in 2008, the Republic experienced slower growth rates, a weakening of equity prices, lower values for the peso and increasing inflation. In 2009, the Republic’s economy began to exhibit indications of a recovery, although certain of its economic recovery policies have yet to result in positive effects. In the first ten months of 2009, overseas foreign worker (“OFW”) remittance levels exceeded the Republic’s forecasts and supported growth in the economy despite continuing slowdowns in other production sectors, while increased Government spending in an effort to stimulate the economy has resulted in an increasing fiscal deficit.

On June 10, 2009, the Republic revised certain of its macroeconomic assumptions for 2009. It revised the assumption for GDP growth downwards to a range of 0.8-1.8% in 2009 (from a previous assumption of 3.1-4.1% growth as of April 16, 2009) and its assumption for GNP growth was reduced to a range of 2.1-3.1% (from a previous assumption of 2.8-3.8% growth as of April 16, 2009). Exports in 2009 are assumed to contract by 13.0-15.0%, and imports in 2009 are assumed to decline by 8.0-12.0% from their respective levels in 2008. The target budget deficit for 2009 was also increased to approximately (Peso)250.0 billion as a result of the Government’s strategy to stimulate the economy by increasing spending and anticipated lower revenue collections; the (Peso)250.0 billion deficit is expected to be equivalent to approximately 3.2% of GDP in 2009. The assumptions include an expectation that the overall balance of payments position will register a surplus of $4.0-$5.0 billion in 2009.

In the first nine months of 2009, preliminary data indicated that the Republic’s GDP and GNP (at constant 1985 prices) grew 0.7% and 3.3%, respectively. Preliminary data also indicated that the Republic’s balance of payments recorded a surplus of $2.2 billion in the first six months of 2009. However, preliminary data also indicated that the Republic’s exports and imports contracted by 28.9% and 30.2%, respectively, in the first nine months of 2009. In addition, for the first ten months of 2009, preliminary data indicated that the Republic’s budget deficit was (Peso)266.1 billion.

On May 4, 2009, finance ministers of the member countries of the Association of Southeast Asian Nations (“ASEAN”), as well as those of the People’s Republic of China, Japan and the Republic of Korea (together with ASEAN, the “ASEAN Plus Three”) agreed on major components of the Chiang Mai Initiative Multilateralization (“CMIM”), a reserve pooling arrangement designed to address short-term liquidity difficulties in the region and supplement other existing international financial arrangements. Under the CMIM, the ASEAN Plus Three countries would be able to draw from the CMIM’s reserve pool up to a certain percentage of their contribution, with smaller countries being able to draw greater proportionate amounts. The CMIM was originally conceptualized alongside the Chiang Mai Initiative, a bilateral currency swap arrangement established in 2000 to assist the ASEAN Plus Three in mitigating the impact of the 1997 Asian financial crisis and averting similar crises in the future. The total amount of the CMIM is expected to be $120.0 billion, with the People’s Republic of China, Japan and the Republic of Korea contributing approximately 80% of the total amount and the members of ASEAN collectively contributing the remainder. The Republic has stated that it will contribute approximately $3.7 billion to the CMIM from its foreign currency reserves. The CMIM is expected to be fully implemented in early 2010.

On September 26, 2009, Typhoon Ketsana made landfall in the Republic, resulting in severe flooding that submerged approximately 80% of Metro Manila at one point. The storm also affected or displaced approximately 1.8 million people. On October 3, 2009, Typhoon Parma made landfall in the northern provinces of the Republic, aggravating the flooding and damage already brought about by Ketsana and causing severe landslides, which rendered roads impassable and increased the number of displaced residents. According to the Republic’s National Disaster Coordinating Council, as of October 11, 2009, these two typhoons resulted in approximately (Peso)15.0 billion in damages. Local and international relief efforts have been made to the affected areas, and the Government is currently considering additional measures, such as a supplemental budget allocation and other additional financings and aid options, to mitigate the damage caused by these storms. Any additional revenue measures, expenditures or financings adopted may have an effect on the Republic’s expected budget deficits for 2009 and 2010.

On May 6, 2009, Fitch Ratings, Ltd. (“Fitch Ratings”) affirmed its long-term foreign and local currency ratings outlook for the Republic at “stable,” while affirming the existing ratings of BB and BB+, respectively. Fitch highlighted the Republic’s strong remittance inflows, manageable external financing requirements and controlled government spending, which resulted in reduction in both the budget deficit and Government debt, as the main reasons for the stable outlook.

On July 24, 2009, Moody’s Investor Services (“Moody’s”) upgraded its long-term foreign and local currency ratings for the Republic to Ba3 from B1, but downgraded its long-term foreign and local currency outlook from “positive” to “stable”. Moody’s reported that the Republic exhibited relative resiliency in its external payments position and showed stability in its financial system. In particular, Moody’s cited the rapid growth in remittance inflows from overseas workers as the primary factor that contributed to the Republic’s improved external payments position.

On September 11, 2009, Standard & Poor’s Ratings Services (“Standard & Poor’s”) affirmed its BB- long-term and B short-term foreign currency sovereign credit ratings for the Republic, as well as the Republic’s BB+ long-term and B short-term local currency sovereign credit ratings. Standard & Poor’s also retained its “stable” outlook for the Republic, noting its resilient and improving external liquidity position, against a challenging external environment, as well as the low likelihood of realization of contingent liabilities posed by the banking system. However, Standard & Poor’s also noted that the outlook may be further adjusted depending on actions by the new administration subsequent to the elections scheduled in May 2010.

Summary Economic Information of the Republic of the Philippines

	2004		2005		2006		2007		2008		2009(1)
	(in billions, except as indicated)(2)
GDP (at current market prices)	(Peso)	4,872	(Peso)	5,444	(Peso)	6,031	(Peso)	6,647	(Peso)	7,423	(Peso)	5,467
GDP (at constant 1985 prices)		1,154		1,212		1,276		1,367		1,419		1,037
GDP per capita (in US dollars at current market prices)		$1,040		$1,159		$1,352		$1,624		$1,845		$1,240
GDP growth rate (at constant 1985 prices)		6.4%		5.0%		5.3%		7.1%		3.8%		0.7
Consumer Price Inflation rate		6.0%		7.7%		6.2%		2.8%		9.3%		3.2	%(3)
Unemployment rate(4)		11.8%		7.8%		8.0%		7.3%		7.4%		7.5	%(5)
Government surplus/(deficit) as % of GDP		(3.8)%		(2.7)%		(1.1)%		(0.2)%		(0.9)%		(4.3)
Public sector borrowing requirement(6)		(280.8)		(187.0)		(79.1)		47.9		(91.0)		(103.9	)(7)
Consolidated public sector financial position(8)		(232.1)		(100.7)		11.0		21.3		29.2		(47.3	)(7)

	2004		2005		2006		2007		2008		2009
	(percentages, except as indicated)
Current account surplus/(deficit) as % of GDP		1.9%		2.0%		4.5%		4.9%		2.3%		5.2	%(9)
Overall balance of payments position as % of GDP(10)		(0.3)%		2.4%		3.2%		5.9%		0.1%		2.9	%(9)
Gross international reserves (in millions of dollars)(11)		$16,228		$18,494		$22,967		$33,751		$37,551		$43,731	(12)

	2004		2005		2006		2007		2008		2009
	(in billions, end of period; except as indicated)(13)
Direct domestic debt of the Republic(14)	(Peso)	2,001.2	(Peso)	2,164.3	(Peso)	2,154.1	(Peso)	2,201.2	(Peso)	2,414.4	(Peso)	2,424.2	(15)
Direct external debt of the Republic(14)		$32.2		$32.5		$34.6		$36.3		$38.1		$40.2	(15)
Public sector domestic debt(16)	(Peso)	1,700.0	(Peso)	1,745.4	(Peso)	1,913.9	(Peso)	2,201.8	(Peso)	2,336.3		2,508.9	(17)
Public sector external debt(18)		3,589.2		3,288.5		3,029.7		2,571.8		2,935.1		2,985.3	(17)

Sources: National Statistics Office; National Statistical Co-ordination Board; Bureau of the Treasury; Department of Finance, Bangko Sentral.

(1)	Preliminary data as of November 26, 2009 for the first nine months of 2009, unless otherwise indicated.

(2)	Amounts in pesos have been converted to US dollars using the average Bangko Sentral reference exchange rates for the applicable year.

(3)	Preliminary data as of December 4, 2009 for the first eleven months of 2009.

(4)	A new methodology of calculating the unemployment rate was applied in April 2005. The old definition of unemployment included all persons as least 15 years old without work who were seeking work, whereas the new definition is restricted to such persons who are immediately available for work. Data for 2005 is computed using the new methodology for the period from July to December of 2005. Under the old methodology, the unemployment rate would have been 11.9% in the first six months of 2005.

(5)	Average of January, April, July and October 2009 Labor Force Survey figures.

(6)	Represents the aggregate deficit of the Government, the Central Bank-Board of Liquidation (the “CB-BOL”), the Oil Price Stabilization Fund and the 14 GOCCs whose debt comprises virtually all the debt incurred by GOCCs (the “14 monitored GOCCs”).

(7)	Preliminary data for the first three months of 2009.

(8)	Comprises the aggregate deficit or surplus of the Government, the CB-BOL’s accounts, the 14 monitored GOCCs, the Social Security System, the Government Service Insurance System, Bangko Sentral, the Government financial institutions (“GFIs”) and the local government units.

(9)	Preliminary data for the first six months of 2009.

(10)	Overall balance of payments has been revised to reflect: late reports, post-audit adjustments and final data from companies. See “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(11)	Comprises the holdings by Bangko Sentral of gold reserves, foreign investments, foreign exchange and SDRs, including Bangko Sentral’s reserve position in the IMF at period-end. Figures for 2005 have been revised to reflect the reclassification of released collateral from Brady Bonds from non-international reserves to international reserves eligible assets of Bangko Sentral.

(12)	Preliminary data as of November 30, 2009.

(13)	Amounts in original currencies were converted to US dollars or pesos, as applicable, using the Bangko Sentral reference exchange rates at the end of each applicable period.

(14)	Represents debt of the Government only, and does not include other public sector debt. Includes direct debt obligations of the Government, the proceeds of which are on-lent to GOCCs and other public sector entities, but excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(15)	Preliminary data as of September 30, 2009.

(16)	Represents debt of the Government, the 14 monitored GOCCs, the CB-BOL, Bangko Sentral and the GFIs.

(17)	Preliminary data as of March 31, 2009.

(18)	Includes public sector debt, whether or not guaranteed by the Government.

REPUBLIC OF THE PHILIPPINES

History, Land and People

History

Spain governed the Philippines as a colony from 1521 until 1898. On June 12, 1898, during the Spanish-American War, the Filipinos declared their independence. The United States claimed sovereignty over the Philippines under the 1898 Treaty of Paris, which ended the Spanish-American War, and governed the Philippines as a colony until 1935, when the Philippines became a self-governing commonwealth. On July 4, 1946, the Philippines became an independent republic.

Geography and General Information

The Philippine archipelago, located in Southeast Asia, comprises over 7,000 islands and a total land area of approximately 300,000 square kilometers. The Republic groups the islands into three geographic regions: Luzon in the north, covering an area of 141,395 square kilometers, Visayas in the center, covering an area of 56,606 square kilometers, and Mindanao in the south, covering an area of 101,999 square kilometers. The Republic is also divided into 17 administrative regions.

Forests cover approximately 50% of the Philippines, and 47% of the country is under agricultural cultivation. Agriculture, forestry and fishery employed 33.6% of the labor force as of July 2009 and provided approximately 5.7% of the Republic’s export earnings (including exports of agriculture-based products) in 2008. The Republic is a major exporter of certain agricultural products. Manufactured goods comprise the most important category of the Republic’s exports, accounting for 83.6% of the Republic’s exports in 2008. Electronics, machinery and transport equipment and garments have historically been the Republic’s leading manufactured exports.

The Republic’s population was 88.6 million according to the 2007 census, and is projected to reach 92.2 million by the end of 2009. The Republic’s capital, Manila, located in Luzon, had an estimated population of 1.7 million in 2007. The cities of Manila, Pasay, Caloocan, Quezon, Mandaluyong, Las Piñas, Muntinlupa, Marikina, Pasig, Makati, Malabon, Valenzuela, and Parañaque, together with four surrounding municipalities, make up the National Capital Region or Metro Manila. Metro Manila, the most populous of the administrative regions, had an estimated population of 11.6 million people in 2007.

The majority of Filipinos have Malay ethnic origins. Filipino culture also includes strong Spanish, Chinese and American influences. Filipino is the national language, but English is the primary language used in business, government and education. The population speaks over 80 other dialects and languages, including Chinese and Spanish. As of 2000, the Republic’s literacy rate was 92.3%, ranking among the highest in Asia.

Christianity, primarily Roman Catholicism, is the predominant religion in the Philippines. A significant Muslim minority lives in Mindanao.

Government

Governmental Structure

Since 1935, the Republic has had three constitutions. The country adopted the current Constitution by plebiscite in February 1987 after Ferdinand Marcos, who had ruled for 20 years, was ousted a year earlier in favor of Corazon Aquino (who opposed Marcos in the 1986 presidential election) following a people’s uprising. The new Constitution restored a presidential form of government comprised of three branches: executive, legislative and judicial.

The principal features of each branch are as follows:

•	Executive—The President, elected by popular vote for a single, six-year term, exercises executive power. If the President dies, becomes permanently disabled or is removed from office or resigns, the

Vice President acts as President for the remainder of the term. If the Vice President cannot serve, the President of the Senate or, if he cannot serve, the Speaker of the House of Representatives acts as President until the election and qualification of a new President or Vice President. The person acting as President for any remaining term may, if elected, serve a six-year term as President.

•

Legislative—Congress, comprised of the Senate and the House of Representatives, exercises the Republic’s legislative authority. The Constitution mandates a Senate of 24 members and a House of Representatives of not more than 250 members, all elected by popular vote. Senators serve for a term of six years and members of the House of Representatives for a term of three years. The country held elections for 12 Senators and all members of the House of Representatives in May 2004. The remaining 12 Senators were elected in May 2007.

•

Judicial—The Supreme Court and any lower courts established by law exercise the Republic’s judicial authority. The Republic’s court system is a multi-tiered system of courts of general jurisdiction that includes the Supreme Court and the Court of Appeals. Below these are the Regional Trial Courts, Metropolitan Trial Courts, Municipal Trial Courts and Municipal Circuit Trial Courts, which constitute courts of original jurisdiction.

Special or administrative tribunals and quasi-courts also exercise judicial functions. Included in this category are constitutional commissions, the Sandiganbayan (a special court with jurisdiction over criminal and civil cases involving graft and corruption in the Government), the Court of Tax Appeals, the Shari’ah courts (which handle matters governed by Islamic law) and administrative agencies that handle specialized areas such as labor relations and securities regulation.

A Chief Justice and 14 Associate Justices constitute the Supreme Court, which supervises all lower courts and related personnel. The Supreme Court and the Court of Appeals may review decisions and rulings of lower courts and quasi-judicial tribunals. The President appoints each Supreme Court or Court of Appeals justice and lower court judge from at least three candidates nominated by the Judicial and Bar Council.

National Elections and Recent Political Developments

On May 10, 2004, national elections were held for the positions of President, Vice President, 12 Senators, all members of the House of Representatives and most local government posts. On June 24, 2004, a joint session of Congress declared Gloria Macapagal-Arroyo and Noli de Castro as President-elect and Vice President-elect, respectively. They began their six-year terms on June 30, 2004.

Ms. Arroyo, who was then the Vice President, first became president in January 2001 after former President Joseph Estrada was subject to allegations of corruption, which culminated in impeachment proceedings, mass public protests in Manila, withdrawal of support by the military and his eventual resignation from office. Former President Estrada was arrested and charged with perjury and plunder. On September 12, 2007, he was convicted of plunder by the Sandiganbayan and was sentenced to life imprisonment. On October 25, 2007, President Arroyo unconditionally pardoned former President Estrada.

Both President Arroyo and Vice President de Castro are members of the ruling Koalisyon ng Katapatan at Karanasan para sa Kinabukasan (Coalition of Integrity and Experience for the Future or “K4”) coalition. In the May 2004 elections, the K4 coalition enlarged its majority in both the Senate and the House of Representatives in the 13th Congress, which convened on July 26, 2004. Certain opposition candidates, including defeated presidential candidate Fernando Poe, Jr., questioned the election results, alleging fraud and disenfranchisement of voters. These allegations of fraud intensified in early June 2005, after the revelation that President Arroyo had spoken with an official from the independent Commission on Elections during the counting of votes. President Arroyo maintains that she won the 2004 elections fairly and has cited the approval of international election observers and the National Movement for Free Elections, a Philippine non-governmental organization dedicated to free, orderly and honest elections. Similarly, in connection with the May 2004 elections, defeated vice-presidential candidate, Senator Loren Legarda filed a case against current Vice President Noli de Castro, alleging fraud in the ballot procedures that determined the national election results. On June 5, 2007, a presidential electoral tribunal dismissed the case.

Since July 2005, impeachment complaints have been filed by several citizens and opposition lawmakers in the House of Representatives against President Arroyo alleging, among other things, culpable violation of the Constitution, graft, corruption and betrayal of public trust. The Constitution allows a single impeachment proceeding against the President for each 12 month period after a complaint is filed. All impeachment complaints against President Arroyo have been dismissed, the most recent of which was filed on October 13, 2008 and dismissed on November 26, 2008.

There have been several attempts by military groups to remove President Arroyo from office. On February 24, 2006, President Arroyo issued Proclamation 1017, which declared a state of national emergency in response to an alleged coup d’état attempt. In connection with the proclamation, several opposition members were arrested or threatened with arrest. All public rallies, including planned demonstrations to mark the twentieth anniversary of the revolution that ended the presidency of former President Marcos, were discouraged. On March 3, 2006, President Arroyo lifted the state of national emergency. Several constitutional challenges to President Arroyo’s Proclamation 1017 were filed with the Supreme Court, but the Supreme Court upheld the President’s authority to declare a state of emergency and to call upon the armed forces to prevent or suppress lawless violence. However, provisions of the proclamation that gave the President the power to (i) issue decrees; (ii) direct the Armed Forces of the Philippines to enforce obedience to laws not related to lawless violence as well as decrees promulgated by the President; and (iii) impose standards on media or any form of prior restraint on the press, were ruled unconstitutional. Certain acts committed by law enforcement officers in furtherance of Proclamation 1017 were also declared unconstitutional.

On July 7, 2006, the joint Armed Forces of the Philippines (“AFP”) and the Philippine National Police (“PNP”) arrested eight people, including six military officers, in Quezon City in connection with an alleged plot to seize control of the Government during President Arroyo’s State of the Nation Address on July 24, 2006. The six military officers were identified as members of the group of soldiers who demanded President Arroyo’s resignation during the armed occupation of a luxury apartment-hotel in Manila’s financial district in July 2003.

On November 29, 2007, another group of military officers, led by former Lieutenant and current Senator, Antonio Trilianes IV, walked out of their ongoing trial for the armed takeover of a luxury apartment-hotel in Manila’s financial district in 2003 and forcibly occupied another luxury hotel in the same area while calling for President Arroyo’s resignation. They were joined by a former vice president, Teofisto Guingona Jr. After a brief standoff with Government forces, the perpetrators peacefully surrendered on the same day. On December 3, 2007, they were charged with rebellion; but on December 14, 2007, the charges against 18 civilians involved in the November 29 incident, including former Vice President Guingona, were dismissed. The proceedings against Senator Trilianes and the military officers are ongoing.

On several occasions the Supreme Court has declared certain executive actions taken in response to recent events unconstitutional or null and void. In a unanimous decision, the Supreme Court declared unconstitutional Executive Order 464, which was issued by the President on September 28, 2005 to prohibit members of the executive branch from appearing before Congress in legislative hearings unless they had obtained permission from the President. In another unanimous decision, the Supreme Court declared null and void the Government’s calibrated preemptive response (“CPR”) policy with respect to rallies and assemblies against the Government. The CPR policy had been implemented by the Government during the state of emergency and directed law enforcement to be proactive in preventing violence and opposition gatherings.

On August 24, 2006, Sigaw ng Bayan (“Cry of the Nation”) and the Union of Local Authorities of the Philippines, two groups leading an initiative to amend the 1987 Constitution to provide for a parliamentary federal form of government, submitted approximately ten million signatures to the Commission on Elections. On October 25, 2006, the Supreme Court rejected the initiative on the grounds that the initiative failed to comply with the constitutional requirements for conducting such an initiative. However, on November 21, 2006, in a motion for reconsideration brought by representatives of Sigaw ng Bayan, the Supreme Court overturned a case that formed the basis of their earlier decision that the initiative process was unconstitutional and opened the possibility for a future initiative.

In December 2006, Congress convened a constituent assembly comprising members of the Senate and the House of Representatives to discuss constitutional changes, but adjourned the assembly after deciding to pursue constitutional reforms through a constitutional convention. Despite President Arroyo’s intermittent calls for further discussion on the matter, in early 2007, Speaker of the House Jose de Venecia announced that he would postpone initiating talks on proposed constitutional changes until 2008. However, on February 5, 2008, the House of Representatives, approved a motion to remove Representative de Venecia from his position as Speaker, due to alleged corruption and mismanagement.

On June 2, 2009, the House of Representatives approved House Bill No. 1109, which again called for the convening of a constituent assembly to discuss constitutional changes. The bill was opposed by numerous social and civic sectors of the Republic, as well as by certain members of the House of Representatives and the Senate for being passed solely by the House of Representatives without the involvement of the Senate. Under the Constitution, a constituent assembly must be composed of members of both houses of Congress. Further discussions on the bill in Congress have been deferred, and discussions of the bill are expected to resume after the general elections scheduled in May 2010.

On August 25, 2009, a House of Representatives committee on constitutional amendments approved a resolution calling for a constitutional convention to propose amendments to the Constitution. The delegates to the constitutional convention are proposed to be elected in the barangay (villages, which are the basic political unit of the Republic) elections of the Republic scheduled for October 25, 2010, with each of the 219 congressional districts of the Republic allotted one delegate. The resolution was set to be approved by plenary voting of the House of Representatives, but on October 12, 2009, the House of Representatives committee on appropriations disapproved the corresponding budget proposal for the constitutional convention, citing that such appropriations should be directed towards the Republic’s relief efforts with respect to recent natural calamities and that the funding for the constitutional convention be reallocated from the budget of the Commission on Elections.

The Republic is expected to hold general elections in May 2010 to elect all national and local elective officials of the Republic, including a new president. Among the candidates who have filed their respective certificates of candidacy for president are Senator Benigno Aquino III, son of the assassinated former senator Benigno “Ninoy” Aquino, Jr. and the late former President Corazon Aquino, former President Joseph Estrada, Secretary of Defense Gilberto Teodoro and senator and real estate magnate Manuel Villar.

On November 23, 2009, the Republic suffered its worst instance of election-related violence when 57 people were killed in the province of Maguindanao in the Mindanao region. Various human rights groups condemned the mass killing, and in response, on December 4, 2009, President Arroyo issued Proclamation No. 1959 declaring martial law in the province of Maguindanao. Proclamation No. 1959 is currently being challenged in the Supreme Court by civic groups and other lawmakers for being without basis under the Constitution.

Administrative Organization

As of September 30, 2009 the Republic had 17 regions and 43,725 local Government units. Local Government units included 80 provinces, 120 cities, 1,514 municipalities (subdivisions of provinces) and 42,011 barangays. Highly urbanized cities function independently of any province, while other cities are subject to the administrative supervision of the provinces in which they are located.

The Government is organized primarily around the various departments and department-equivalent agencies of the executive branch, which implement the various programs and projects of the Government. The departments and department-equivalent agencies are grouped into the following five sectors.

Sector	Major Departments
Social services	Health; Education, Culture and Sports; Labor and Employment; Social Welfare and Development

Economic services	Agriculture; Agrarian Reform; Energy; Environment and Natural Resources; Tourism; Trade and Industry; Public Works and Highways; Transportation and Communications; Science and Technology

Defense	National Defense

General public services	Foreign Affairs; Finance; Budget and Management; Interior and Local Government; Justice; National Economic and Development Authority; Office of the Press Secretary; Autonomous Region of Muslim Mindanao; Cordillera Administrative Region

Constitutional offices	General Public Services (Elections, Audit, Civil Service, Public Order and Safety, Office of the Ombudsman), Social Services (Human Rights)

Government Corporations

The Government owns or controls a number of corporations that provide essential goods and services to the public and work with the private sector to encourage economic growth and development. Originally restricted to basic public services and national monopolies, the number of Government corporations grew from 13 in the 1930s to 301 by 1984.

As of August 31, 2009 there are approximately 741 Government-owned and/or Government-controlled corporations, including subsidiaries. An executive department for policy and program coordination oversees the activities of these corporations.

The Government closely monitors 14 major non-financial Government corporations engaged in various major business activities by recording their individual contributions to the public sector deficit or surplus position and other financial indicators. These 14 corporations, referred to as the 14 monitored GOCCs, and their areas of activity are as follows:

Government Corporation	Business Activity
National Power Corporation	power generation and transmission

National Electrification Administration	holding company, power

Metropolitan Waterworks and Sewerage System	water utilities

Local Water Utilities Administration	water utilities

Philippine Export Zone Authority	area development

National Food Authority	agriculture

National Irrigation Administration	agriculture

Philippine National Railways	transportation

Government Corporation	Business Activity
Light Rail Transit Authority	transportation

Philippine Ports Authority	transportation

National Development Company	financing/investment

Philippine National Oil Company	holding company

National Housing Authority	housing

Home Guaranty Corporation	housing insurance

These Government corporations currently account for a significant proportion of the Republic’s domestic and external debt. As of March 31, 2009, the 14 monitored GOCCs listed above had aggregate domestic and external liabilities of approximately (Peso)1.3 trillion, which comprised a majority of the liabilities incurred by Government corporations.

The Government has in recent years implemented a general policy to improve the corporate governance and financial performance of GOCCs by encouraging adequate contribution by these GOCCs to the Government’s fiscal consolidation efforts, integrity, efficient and effective delivery of public services, sustainability, transparency and accountability. Further to its privatization strategies, the Government has also sought decreased intervention in the business affairs of other GOCCs in view of its policy for GOCCs to be self-sustaining; however, in certain instances, the Government supports the transactions of such corporations by acting as guarantor for obligations and providing other assistance as it deems necessary and as may be allowable under law.

The Government currently closely monitors the contribution to the public sector deficit or surplus, and other financial indicators, of three Governmental financial institutions that provide credit to enterprises in support of public policies. These include two specialized Government banks—the Development Bank of the Philippines and the Land Bank of the Philippines. For a description of the Development Bank and the Land Bank, see “—The Philippine Financial System—Structure of the Financial System”. The third Government financial institution, the Trade and Investment Development Corporation of the Philippines (formerly Philippine Export and Foreign Loan Guarantee Corporation), guarantees foreign currency loans to exporters and contractors. As of March 31, 2009, the three monitored Governmental financial institutions had aggregate domestic and external liabilities of (Peso)615.5 billion.

Arroyo Administration Policy

On June 28, 2004, President Arroyo announced a ten-point agenda of policy priorities for her six-year term in office. The President’s agenda includes the following goals:

•

creating six to ten million jobs in six years through increased support for entrepreneurs, increased lending to small and medium enterprises and the development of one to two million hectares of land for agriculture;

•	improving education through construction of new classrooms, provision of books and supplies for students and increasing scholarships to poor families;

•	balancing the Government budget;

•	expanding transportation networks and digital infrastructure to link the entire country;

•	providing electricity and water to local communities across the country;

•	alleviating congestion in Metro Manila by establishing new government and housing centers in other regions;

•	developing the Clark Special Economic Zone and the Subic Bay Freeport Area as international service and logistics centers;

•	increasing the use of automation in the electoral process;

•	completing the peace negotiation process with rebel groups in the Philippines; and

•	promoting reconciliation among opposing political movements.

In December 2004, President Arroyo approved the Medium-Term Philippine Development Plan 2004–2010, which provides comprehensive details of the measures intended to achieve the Government’s basic goal of poverty reduction and economic growth, as well as the President’s specific ten-point agenda.

As part of its economic growth agenda, the Government announced in 2004 a fiscal consolidation program that aims to achieve a balanced budget by 2010 and reduce the ratio of consolidated public sector deficit to GDP to 1.0% by 2010 from the ratio of 4.8% in 2004. As part of this initiative, the Government proposed eight priority legislative revenue measures, four of which have been passed into law. Taxes were increased on alcohol and tobacco in December 2004. A lateral attrition system was signed into law in January 2005 that provides for a series of rewards and penalties at the Bureau of Internal Revenue and the Bureau of Customs for officials and employees who exceed or fall short of revenue collection quotas.

In May 2005, President Arroyo signed into law the Reformed Value-Added Tax Act of 2005, ending certain value added tax (“VAT”) exemptions on power, electricity, and air and sea transport, raising the corporate tax rate from 32.0% to 35.0%, and granting the President “standby authority” to raise the rate of sales tax from 10.0% to 12.0% in 2006. After a challenge to the constitutionality of the law in the courts, on September 1, 2005, the Supreme Court upheld the constitutionality of the Reformed Value-Added Tax Act of 2005, and the law was implemented on November 1, 2005. The Reformed Value-Added Tax Act required the President to raise the VAT upon the recommendation of the Secretary of Finance from 10.0% to 12.0%, effective February 1, 2006 if either the VAT to GDP ratio in 2005 was greater than 2.8% or the Government deficit-to-GDP ratio in 2005 was greater than 1.5%. In 2005, the VAT to GDP ratio was 2.9% while the deficit to GDP ratio was 2.7%. The expanded VAT was subsequently raised to 12.0% effective February 1, 2006. Additional tax reform measures, which are intended to stimulate economic growth, include a decrease in corporate tax rate from 35.0% to 30.0% effective on January 1, 2009.

In May 2007, the Tax Amnesty Law, one of President Arroyo’s priority revenue measures, became effective. The Tax Amnesty Law increased Government revenues from tax collections primarily by encouraging delinquent taxpayers to pay taxes owed to the Government. The amnesty law exempted taxpayers who complied with its conditions from certain taxes, as well as from administrative, civil and criminal penalties in relation to delinquent payments. The amnesty law covered all national internal revenue taxes for 2005 and prior years, as well as most taxpayer categories in the Philippines, including resident and non-resident individuals, estates and trusts, corporations and cooperatives. The Department of Finance reported that the Tax Amnesty Law contributed approximately (Peso)4.7 billion in additional tax revenues to the Government as of March 31, 2008.

In her State of the Nation Address on July 24, 2006, President Arroyo focused on improving the Republic’s global competitiveness. The President outlined five main strategies for achieving this goal: (1) making food plentiful and affordable to keep labor costs globally competitive; (2) reducing the cost of electricity to make factories regionally competitive; (3) modernizing infrastructure to efficiently transport people and goods; (4) mobilizing, upgrading and disseminating knowledge and technologies to enhance productivity; and (5) reducing bureaucracy in all government agencies to lower transaction costs. President Arroyo promised significant public investment in infrastructure projects and divided the country into five “super regions” that are to benefit from substantial investments planned by the Government in coming years—North Luzon, Metro Luzon, Central Philippines, Mindanao and the Cyber Corridor, a region that cuts across the length of the other four regions. In North Luzon and Mindanao, the Government aimed to prioritize agribusiness investments. In Metro Luzon, the Government planned to develop a globally competitive urban, industrial and services center. In

Central Philippines, the Government targeted investments towards improving tourism infrastructure. In the Cyber Corridor, planned investments focused on information and communications technology, call centers and business process outsourcing.

In her State of the Nation Address on July 23, 2007, President Arroyo focused on funding the following projects in three separate categories over the next three years: (1) investments in physical, intellectual, legal and security infrastructure to increase business confidence; (2) investments in a stronger and wider social safety net, including more affordable medicines, affordable housing and education; and (3) investments in anti-terrorism projects and bringing peace to Mindanao. President Arroyo further explained these priorities in the context of the five super regions outlined in her State of the Nation address from the previous year. In the Mindanao, Metro Luzon and North Luzon super regions, the Government aims to continue prioritizing agribusiness investments and providing better airports, bridges and a sufficient supply of energy. In the Central Philippines super region, the Government aims to protect the region’s natural beauty and provide the means for tourists to travel. In the Cyber Corridor super region, investments are intended to focus on value-added services in the information and communications technology, call center and business process outsourcing industries.

In her State of the Nation Address on July 28, 2008, President Arroyo addressed the impact of the global financial crisis on the Philippines by proposing the following solutions: (1) a targeted and precise strategy to ease the price challenges facing the country; (2) food self-sufficiency, decreased energy dependence, and greater self-reliance overall as a nation; and (3) not sacrificing long term reforms for short-term relief. President Arroyo also highlighted the importance of fiscal reforms, such as maintaining the VAT, to accomplish these objectives, explaining that the VAT contributes to investor confidence, the recent strength of the peso in the world market and revenue for the Government to meet its fiscal needs. President Arroyo highlighted the importance of improving current agrarian reform programs, as a response to the rice shortage in the past year.

In her State of the Nation Address on July 27, 2009, President Arroyo addressed the continuing impact of the global financial crisis on the Philippines and the ongoing implementation of measures to address these concerns. She focused on measures to strengthen revenue collection, which include collection of so-called “sin” taxes on alcohol and tobacco products at proposed higher rates. She also highlighted educational reforms to streamline and strengthen the educational system. President Arroyo also commented on her administration’s ongoing programs to keep the Philippines safe from natural disasters, such as typhoons and floods, as well as the efforts to create peace with the CPP and the MILF.

A number of President Arroyo’s policy goals that were set out in the 2006 to 2009 State of the Nation speeches have been implemented. As of July 2009, 39 infrastructure projects in the super regions have been completed, and another 67 projects are still in progress. In addition, as of July 2009, 51 airport projects, 222 road and bridge projects and 144 port projects were also completed by the Arroyo administration. To achieve long-term food supply sufficiency, the Arroyo administration commissioned the FIELDS (Fertilizer, Irrigation, Extension and Education, Loans, Dryers and Seeds) program in April 2008. In terms of agrarian reform, as of March 2009, approximately 1.8 billion hectares of land has been redistributed by the Arroyo administration since 2001 to indigenous people and farmers. The Arroyo administration also restructured the Republic’s school system through its reorganization of the basic curriculum and Ladderized Educational Program for accelerated attainment of vocational degrees. In 2008, the passage of the Cheaper Medicines Act and the expansion of Philippine Health Insurance Corp. (“PhilHealth”) coverage helped to improve healthcare affordability.

Internal Conflict with Rebel Groups

Over the past three decades, rebel groups in the Republic have periodically fought against Government forces. Armed conflict has continued between the Government and various rebel groups, mainly communist rebels and Muslim separatists.

Abu Sayyaf and Moro Islamic Liberation Front.    In 2003, the AFP launched sustained military offensives against the MILF and the Abu Sayyaf guerrilla group, which the Government held responsible for a series of bombings and raids in the southern region of Mindanao and elsewhere. Leaders of the MILF, the largest Muslim separatist group in the Philippines, condemned the attacks and denied that they target civilians. The United States and the United Kingdom have issued advisories against travel to Mindanao, where rebel groups are most active.

The United States has sent troops and military advisers to assist the AFP in its conflict with the Abu Sayyaf. In July 2002, the United States and the Republic entered into a sustained military cooperation agreement that provides for annual training exercises involving both Philippine and US soldiers. In July 2005, US and Philippine military forces launched a joint operation in Mindanao to capture the leader of the Abu Sayyaf. Sporadic fighting between the AFP and the Abu Sayyaf continues despite the AFP’s claim in 2008 that fewer than 500 Abu Sayyaf guerrillas remain in Mindanao. The Government has reiterated its policy of not negotiating with terrorist organizations, including the Abu Sayyaf. The MILF continues to condemn attacks against the Abu Sayyaf. On December 6, 2007, 14 members of the Abu Sayyaf were convicted by a local court for the abductions of an American missionary couple and 18 others in a 2001 kidnapping spree during which an American missionary was killed.

Peace negotiations between the Government and the MILF continue. The Government and the MILF held the twelfth round of exploratory talks, focusing on ancestral domain issues in Mindanao on May 2-4, 2006 in Malaysia. The issue of the territorial definition of a proposed autonomous Bangsamoro (which is the historical name for the traditionally Muslim portions of Mindanao) remains a source of disagreement. In response to armed clashes between the Government and the MILF in late June and early July of 2006, representatives from the AFP, PNP and the MILF entered into an agreement on July 11, 2006 establishing four demilitarized buffer zones in the Maguindanao province of southern Mindanao, to be jointly guarded by representatives from both the MILF and the Government. On September 7, 2006, another round of peace talks between the Government and the MILF were held in Kuala Lumpur, Malaysia, but these talks were suspended pending the presentation of a new proposal from the Government regarding ancestral lands and an autonomous Bangsamoro homeland. The Government submitted its proposal on these issues to the MILF in November 2006. The Government continues to conduct communication with the MILF through the Malaysian secretariat of the International Monitoring Team, the group responsible for monitoring the ceasefire in Mindanao. In December 2006, Japan contributed to the peace process by providing grants for infrastructure development and social services in Bangsamoro.

Despite the ongoing peace talks between the Government and the MILF, there have been sporadic clashes in the southern part of the Philippines between Muslim fighters and Government armed forces. For example, on July 12, 2007, Islamic militants in Basilan, a province in Mindanao, killed 14 AFP marines, beheading ten of them.

The Government was scheduled to resume talks with the MILF in Kuala Lumpur, Malaysia on December 4, 2007, but the talks were postponed until January 2008 to give both parties more time to prepare. On January 10, 2008, the Arroyo administration announced its willingness to consider a constitutional amendment to adopt a federal system of government to address some of the MILF’s demands for greater autonomy for a Bangsamoro homeland. Exploratory talks resumed on January 30, 2008, but were again postponed without any significant developments.

On July 16, 2008, the Government and the MILF drafted a Memorandum of Agreement on Ancestral Domains (“MOA-AD”), whereby a national plebiscite would be held six months after signing the MOA-AD to determine whether the Muslim regions in Mindanao would separate to form an autonomous state. Petitions were filed by various lawmakers in the Supreme Court to invalidate the MOA-AD on grounds of unconstitutionality, and on August 4, 2008, a temporary restraining order was granted prohibiting the signing of the MOA-AD while the Supreme Court deliberated on the merits of the petitions. On October 14, 2008, the Supreme Court rendered the MOA-AD null and void on the basis that it purports to amend the Constitution by persons who do not have the power to make constitutional amendments and usurps legislative powers that are vested in Congress. Sporadic violence in the Mindanao region continues, with MILF rebels targeting Christian villages and other civilians.

In January 2009, President Arroyo constituted a new Government panel to resume formal talks with the MILF, and also initiated informal discussions on the peace process with political leaders in Mindanao. On July 23, 2009, to expedite the resumption of formal discussions, the Government declared a suspension of all offensive military operations against the MILF, and on July 25, 2009, the MILF declared a similar suspension of military operations. The Government expects discussions to resume and a final peace accord to be concluded in 2010.

On September 29, 2009, two American soldiers and one Filipino soldier were killed in an explosion in the southern Philippine province of Sulu on Jolo Island in Mindanao. Sulu province is an area where the Abu Sayyaf has been active. On January 15, 2009, three members of the International Committee of the Red Cross were abducted in the area by an organization affiliated with the Abu Sayyaf. These individuals have since been released.

In September 2009, an International Contact Group (“ICG”), composed of representatives from the United Kingdom, Japan and Turkey, along with representatives of several non-governmental organizations, was formed to aid in brokering the resumption of talks between the parties. On December 8 and 9, 2009, formal peace talks between the parties resumed in Kuala Lumpur, Malaysia, with members of the ICG in attendance.

Communists and Affiliated Groups.    In 2002, the United States and the European Union placed the CPP and the CPP’s armed affiliate, the New People’s Army (“NPA”), on their lists of “foreign terrorist organizations”. As a result, the United States and European governments have frozen financial accounts linked to these groups and restricted travel of CPP and NPA members in the United States and the European Union. The Government and the National Democratic Front (“NDF”), a political organization closely aligned with the CPP and NPA, have held three rounds of peace talks in Oslo, Norway, since February 2004. However, sporadic fighting between the NPA and AFP has continued and a fourth round of peace talks originally planned for August 2004 was postponed indefinitely by the NDF. The NDF has indicated it will not participate in further formal talks as long as the CPP and NPA are designated as a “terrorist organization” by the United States government. At the beginning of August 2005, in response to inconsistent statements by the NDF about its intentions to continue negotiations, the Government gave the NDF 30 days notice of its indefinite suspension of the Joint Agreement on Safety and Immunity Guarantee, which protects 97 members of the NDF from arrest.

Officials of the NDF and representatives of the Government commenced informal meetings in Oslo, Norway in August 2005. Effective September 30, 2005, the Government withdrew its notice regarding suspension of immunity guarantees to the NDF in an effort to resume formal peace talks. The Government indicated that its participation in any further peace negotiations with the NDF, the CPP and the NPA are conditional upon an immediate nationwide ceasefire, a definitive timeframe and agenda for, and a demonstrated commitment by, the NDF, the CPP and the NPA, to the peace process.

On June 16, 2006, President Arroyo ordered the Secretary for Budget and Management to release (Peso)1 billion to the AFP and the PNP to finance security operations against the NPA. On July 5, 2006, President Arroyo announced her intention to sign executive orders that would consolidate the resources of the PNP and the AFP in a combined campaign including security operations directed at armed adversaries of the Government, development assistance directed at poor communities and good governance initiatives directed at the local governments.

In early July 2006, members of the NDF requested the Government to resume peace talks and end the security operations against the NPA. NDF chairman, Luis Jalandoni, announced that members of the NDF had been dispatched to Norway for consultation with the Norwegian foreign ministry, which has been working as a mediator between the NDF and the Government for several years. On July 5, 2006, the Government encouraged exiled leaders of the CPP and the NDF to show goodwill by agreeing to an immediate ceasefire and dropping their condition to the resumption of the negotiations that the European Union and the United States delist the CPP and NPA as terrorist organizations. The Government stated that if the exiled leaders agree to its proposals, it will grant them safe passage to return to the Philippines. The peace negotiations between the Government and the NDF have not resumed.

On July 14, 2006, President Arroyo signed Executive Order 546, which directs the PNP and local officials to actively support the AFP in joint military and police operations against communist rebel groups. The goal of the campaign was to end nearly 40 years of communist insurgency in the Philippines.

In 2007, the AFP outlined a three-year strategy to end the communist insurgency by the end of President Arroyo’s term in 2010. However, following the implementation of the strategy the military was criticized for alleged human rights violations and on November 26, 2007, the UN Human Rights Council, following its investigation into the deaths and disappearances of certain leftist leaders in the Philippines, announced its conclusion that the AFP had killed those leftist activists as part of a campaign against communist insurgents. The UN Human Rights Council also concluded that the combat operations impeded the NDF’s and CPP’s willingness to participate in talks with the Government. In light of the criticism, the armed forces are focusing less on combat operations and more on information campaigns and development projects to counter civilian support for the NPA.

Although formal peace talks with communist-affiliated groups have been suspended since August 2004, the peace process has proceeded through “informal engagements” that are designed to allow both parties to speak informally and with no pre-agreed agenda. As a result of the informal talks that occurred on May 13-15, 2008 and November 28-30, 2008, both parties agreed to work towards the resumption of formal talks. However, this consensus subsequently dissolved over disagreement about the duration of an accompanying ceasefire. Ultimately, informal negotiations continued and the Government lifted the suspension of the Joint Agreement on Safety and Immunity Guarantees on July 17, 2009 to allow members of the NPA to prepare for meetings scheduled in August 2009 in Norway. However, these meetings were cancelled due to disagreements between the parties over recently added NDF conditions to the resumption of talks.

On November 4, 2009, Presidential Adviser on the Peace Process Annabelle T. Abaya stated that peace talks between the Government, the CPP and NDF may resume by December 2009. Abaya noted that the NDF was “open and hopeful” to the resumption of the peace process, and cited the arrival of Norwegian mediators in the country for the purpose of reopening discussions.

International Relations

The Philippines places a high priority on expanding global trade through a multilateral framework of principles and rules that respect individual countries’ policy objectives and levels of economic development. The Republic’s participation in various international organizations, such as the World Trade Organization, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development (the “World Bank”) and the Asian Development Bank (“ADB”), allows it to encourage liberalized trade and investment and to discuss global issues that affect the Republic’s economy.

The following table shows the Republic’s capital participation in, and loans obtained from, major international financial organizations.

MEMBERSHIP IN INTERNATIONAL FINANCIAL ORGANIZATIONS

Name of Organization	Date of Admission	Subscribed	Capital Share	Capital Paid In	Loans Outstanding
	(in millions, except for percentages)
International Monetary Fund(1)	December 1945	SDR 879.9	—	SDR 879.9	0
International Bank for Reconstruction and Development(2)	December 1945	$825.6	0.4%	$48.9	$1,734.0
Asian Development Bank(3)	December 1966	$1,205.0	2.4%	$84.4	$4,624.1

(1)	As of December 9, 2009; Source: IMF.

(2)	As of September 30, 2009; Source: World Bank.

(3)	As of September 30, 2009; Source: Asian Development Bank.

The Philippines also promotes its economic interests through membership in the following regional organizations:

•	ASEAN;

•	ASEAN Free Trade Area;

•	South East Asia, New Zealand and Australia Central Banks;

•	South East Asian Central Banks;

•	Asia-Pacific Economic Cooperation, or APEC; and

•	Executives Meeting of East Asia and Pacific Central Banks.

Relationship with the IMF

The IMF historically maintained relations with the Republic within the contexts of a regular IMF program monitoring arrangement and a subsequent post-program monitoring arrangement (“PPM”). Under its regular program monitoring arrangement, the IMF was allowed to influence the Republic’s fiscal policies through stabilization and structural adjustment programs. On the other hand, a PPM arrangement involved program assessments based on a regular review of economic developments and policies rather than the attainment of specific quantitative targets. Unlike a regular IMF program, a PPM arrangement does not include a financing component.

On January 19, 2006, the IMF issued a report, which noted the significant economic reforms that have been made since the Arroyo administration took office in 2004, particularly with respect to the implementation of the Reformed Value-Added Tax Act and the increase in the VAT rate which became effective on February 1, 2006. The IMF also noted a number of risks to the Republic’s economic outlook, including the possibility of decreases in foreign demand for Philippine exports (in particular due to increased competition in the electronics sector), inflationary pressures from any further increases in oil prices, avian flu and adverse developments in the international capital markets.

On December 28, 2006, the monetary board of Bangko Sentral (the “Monetary Board”) approved the prepayment of all of Bangko Sentral’s outstanding obligations to the IMF, amounting to $219.7 million as of December 18, 2006. On December 29, 2006, Bangko Sentral paid these obligations ahead of their scheduled maturities, which varied up to 2008. This prepayment triggered the Philippines’ early exit from its PPM arrangement with the IMF, which was originally scheduled to end in April 2007.

On July 31, 2007, after an official visit to the Republic, the IMF issued a statement highlighting improvements in the Philippine economy, particularly the substantial reduction in the fiscal deficit over the past three years. The IMF noted the increased spending in infrastructure development and a strengthening of the financial sector, while explaining the need for continued efforts to increase tax collection and efficiency as the Government continues to move towards the goal of a balanced budget.

On June 23, 2008, after a mission to the Republic, the IMF highlighted the twin challenges of a slowing global economy and escalating food and fuel prices that the Philippines faces, along with its peer countries in Southeast Asia. The IMF noted that past fiscal and other reforms helped to mitigate the impact of these challenges on the economy, but stated that prudent macroeconomic policy management would be needed due to slower growth and the threat of high inflation, including measures to limit the deficit and increase tax revenue collections.

On February 20, 2009, the IMF released its staff report on recent bilateral discussions with the Republic. The discussions focused on the effects of the worsening economic environment and policies designed to manage associated near-term risks. The report noted that the Republic’s banks have approached the crisis in a relatively strong position, but still face significant challenges.

On August 20, 2009, the Republic announced that it will increase its annual contribution to the IMF by $1 billion. A nation’s voting power relates to the amount of money that the nation contributes to the IMF. Other nations have also announced plans to increase their contribution amounts; as a result, the Republic’s increased contribution amount is expected to maintain the Republic’s place within the IMF voting structure.

On November 25, 2009, after a mission to the Republic, the IMF upgraded its growth forecast for the Republic’s GDP growth to 1.5% from a previous forecast of 1.0%. However, the IMF also expressed concern over the Republic’s inability to control spending and increase tax revenues, noting the Republic’s budget deficit in 2009 was likely to breach projected levels.

World Bank Aid Package

On April 30, 2009, the World Bank announced the new Country Assistance Strategy (“CAS”) for the Philippines for the years 2010 to 2012. The World Bank announced that, with the main goal of alleviating poverty, it will provide financial support of $700 million to $1.0 billion per year for the next three years, coupled with analytical and advisory support. The International Finance Corporation (“IFC”), the private sector financing arm of the World Bank, will work with the World Bank on the CAS, focusing on infrastructure, agribusiness and the financial sector.

Asian Development Bank Aid Package

On July 9, 2009, the ADB announced a three-year economic assistance program for 2010-2012 aggregate of $2.0 billion to $3.0 billion. The assistance program is intended to support the recovery of the Philippine economy beginning in 2010, and is primarily focused on support for infrastructure and private sector development, natural resource management and mitigation of the effects of the global economic downturn on the Republic.

Philippine Economy

Overview

Like many developing countries after World War II, the Philippines protected local industry from foreign competition through measures such as import tariffs and quotas, and hoped to replace imported finished goods with domestically produced goods over time. Successive administrations also intervened in domestic economic affairs by imposing quantitative trade barriers, price controls and subsidies. Initially, the economy grew rapidly, with real GNP growing at an average rate of 5.7% per annum from 1970 to 1980, largely due to increased exports and Government investments. Infrastructure spending increased, and state ownership and nationalization of commercial enterprises became more prevalent. By the early 1980s, however, the Republic began to face increasing budget deficits, growing levels of foreign and domestic borrowing, rising inflation, climbing interest rates, a depreciating peso, declining investment capital, and slowing economic growth or, at times, a contraction in GDP. The Republic’s unstable political situation during that period, highlighted by the assassination of opposition leader Benigno Aquino in 1983, exacerbated its economic problems.

The general optimism brought about by the peaceful removal of the unpopular Marcos administration in 1986 helped economic recovery. Real GNP grew by 3.4% in 1986, increasing to 6.8% in 1988 before decelerating to a decline of 0.6% in 1991. The deceleration was caused principally by underlying macroeconomic imbalances, compounded by supply bottlenecks, natural disasters, political instability, the global recession and the Persian Gulf crisis of 1990-91.

The government of President Corazon Aquino, who came to power in 1986, embarked on a stabilization program aimed at preventing an upsurge in inflation, controlling the fiscal deficit and improving the external current account position. The economy responded favorably to these measures, posting increases in real GNP, investments, private consumption and imports in 1992. The Aquino administration also recognized that the Republic’s economic difficulties in large part resulted from its protectionist policies. The Aquino administration, therefore, initiated reforms to open the economy to market forces and reduce the size and role of the government in the Philippine economy. The government of President Fidel Ramos, who assumed office in 1992, accelerated the reform efforts initiated by the Aquino administration.

Following a review of a number of the policies and programs initiated by previous administrations, the Estrada administration continued many of the financial policies and market-oriented reforms of the Aquino and Ramos administrations.

After the onset of the Asian economic crisis in mid-1997, the Philippines experienced economic turmoil characterized by currency depreciation, a decline in the performance of the banking sector, interest rate volatility, a significant decline in share prices on the local stock market and a reduction of foreign currency reserves. These factors led to a slowdown in the Philippine economy in 1997 and 1998. In response, the Government adopted a number of policies to address the effects of the Asian economic crisis by strengthening the country’s economic fundamentals.

Beginning in the second half of 2007, the short-term funding markets in the United States experienced credit issues, leading to liquidity disruption in various markets. In particular, subprime mortgage loans in the United States experienced increased rates of delinquency, foreclosure and loss. These and other related events had a significant adverse impact on the global credit and financial markets as a whole, which included the bankruptcy filings by, and, the acquisition, restructuring and nationalization of, certain financial institutions. Regulators in the United States, Europe and Asia took steps in response to the unprecedented conditions facing financial institutions in their jurisdictions. Against the backdrop of the global financial crisis, the Republic has experienced limited exposure to subprime assets and bankrupt financial institutions. Nonetheless, in 2008, the Republic experienced slower growth rates, a weakening of equity prices, lower values for the peso and increasing inflation. In 2009, the Republic’s economy began to exhibit indications of a recovery, although certain of its economic recovery policies have yet to result in positive effects. In the first ten months of 2009, OFW remittance levels exceeded the Republic’s forecasts and supported growth in the economy despite continuing slowdowns in other production sectors, while increased Government spending in an effort to stimulate the economy has resulted in an increasing fiscal deficit.

Recent Economic Indicators

The following table sets out the performance of certain of the Republic’s principal economic indicators for the specified periods.

	2004	2005	2006	2007	2008	2009
GDP growth (%) (at constant prices)	6.4	5.0	5.3	7.1	3.8	0.7	(1)
GNP growth (%) (at constant prices)	6.9	5.4	5.4	7.5	6.2	3.3	(1)
Inflation rate (%)	6.0	7.7	6.2	2.8	9.3	3.2	(2)
Unemployment rate(3)
Old definition (%)	11.8	—	—	—	—
New definition (%)	—	7.8	8.0	7.3	7.4	7.5	(4)
91-day T-bill rate (%)	7.3	6.4	5.4	3.4	5.4	4.2	(2)
External position(5)
Balance of payments ($ million)	(280)	2,410	3,769	8,557	89	2,216	(6)
Export growth (%)	9.8	3.8	15.6	6.4	(2.5)	(33.2)
Import growth (%)	8.0	8.0	10.9	8.7	5.6	(32.5)
External debt ($ billion)	54.8	54.2	53.4	54.9	53.9	51.8	(7)
International reserves
Gross ($ billion)	16.2	18.5	23.0	33.8	37.6	43.7	(8)
Net ($ billion)	14.6	17.7	23.0	33.7	36.0	43.7	(8)
Months of retained imports	3.6	3.8	4.2	5.7	6.0	8.1	(8)
Domestic credit growth (%)(9)	8.5	(1.6)	7.2	5.2	16.8	8.8	(10)

(1)	Preliminary data as of November 26, 2009 for the first nine months of 2009.

(2)	Preliminary data as of December 4, 2009 for the first eleven months of 2009.

(3)	In April 2005, a new definition of unemployment was adopted. The old definition of unemployment included all persons at least 15 years old without work who were seeking work, whereas the new definition is restricted to such persons who are immediately available for work. Data for 2005 is computed using the new methodology for the period from July to December of 2005. Under the old methodology, the unemployment rate would have been 11.9% in the first six months of 2005.

(4)	Average of January, April, July and October 2009 Labor Force Survey figures.

(5)	Includes Bangko Sentral obligations, public sector debt, whether or not guaranteed by the Government, and private sector debt registered and approved by Bangko Sentral. Does not include intercompany accounts of Philippine branches of foreign banks, private sector debt not registered with Bangko Sentral or private sector obligations under capital lease arrangements. Figures reflect the change in treatment of offshore banking units from non-resident to resident entities, pursuant to the fifth edition of the IMF Balance of Payments Manual (“BPM5”).

(6)	Preliminary data as of September 24, 2009 for the first six months of 2009.

(7)	Preliminary data as of June 30, 2009.

(8)	Preliminary data as of November 30, 2009.

(9)	Based on the Depository Corporations Survey.

(10)	Preliminary data as of September 30, 2009 for the first nine months of 2009.

2009 Budget

On March 12, 2009, President Arroyo signed into law Republic Act No. 9524, or the (Peso)1.41 trillion National Expenditure Program for 2009. The 2009 budget is approximately 15.3% or (Peso)188.0 billion higher than the (Peso)1.23 trillion appropriated for 2008. The budget also includes a (Peso)10.1 billion economic stimulus fund to support the Philippine economy, which is experiencing difficulties as a result of the global economic downturn.

The ten Government agencies with the highest allocations under the 2009 budget compared to their corresponding allocations under the 2008 budget are set out below:

	Allocations (in billions)
Agency	2008		2009
	(in billions)
Department of Education(1)	(Peso)	149.2	(Peso)	171.5
Department of Public Works and Highways		102.4		137.5
Department of Interior and Local Government		53.5		63.2
Department of National Defense(2)		56.1		61.6
Department of Agriculture(3)		25.4		42.6
Department of Health		20.3		28.5
Department of Transportation and Communication		22.8		24.8
Commission on Elections		4.4		16.9
Department of Finance		8.1		13.9
Department of Environment and Natural Resources		8.5		13.5

(1)	Includes allocations for School Building Program.

(2)	Includes allocations for AFP Modernization Program.

(3)	Includes allocations for Agriculture and Fisheries Modernization Program.

Under the 2009 budget, the priority sectors are infrastructure, education, health, environment, science and technology. The budget includes housing and salary adjustments for state workers. The economic services allocation increased from 24.4% of the general appropriations or (Peso)299.0 billion in 2008 to 26.8% in the 2009 budget, or (Peso)381.7 billion. Under the 2009 budget, funding for social services accounted for 31.7% of the national allocation or (Peso)452.2 billion, up by 19.8% or (Peso)74.7 billion. Among executive departments, the largest increases in budgetary allocations under the 2009 budget compared to 2008 were the following: the Department of Public Works and Highways with a (Peso)35.1 billion increase; the Department of Education (inclusive of allocations for its School Building Program) with (Peso)22.2 billion increase; the Department of Agriculture (inclusive of allocations for the Agriculture and Fisheries Modernization Program), which received a (Peso)17.1 billion increase; the Department of Interior and Local Government, with (Peso)9.7 billion increase; and Department of Health, whose allocation increased by (Peso)8.2 billion.

2010 Budget

On November 9, 2009, the House of Representatives approved the proposed 2010 national budget of (Peso)1.54 trillion. This proposed budget is 8.1% or (Peso)115.0 billion higher than the 2009 budget. The increased budget is designed to allow the Government to complete ongoing infrastructure projects, develop human capital and support agricultural activity. In the proposed 2010 budget, (Peso)340.8 billion is designated for payment of the Republic’s debt service obligations in 2010, which are expected to increase by 34.9% from (Peso)252.6 billion in 2009. The proposed debt service allotment for 2010 includes (Peso)221.2 billion for domestic obligations and (Peso)119.6 billion for foreign obligations. The Department of Education (inclusive of allocations for its School Building Program) received the largest departmental allocation with (Peso)172.8 billion. The Department of Public Works and Highways was allotted (Peso)105.3 billion, 32.3% lower than its (Peso)137.5 billion allotment in 2009 due to the completion of certain infrastructure projects in 2009. The Department of Social Welfare and Development was allotted (Peso)16.4 billion, a 53.3% increase from the (Peso)10.7 billion it was allotted under the 2009 budget. The proposed 2010 budget anticipates a (Peso)233.4 billion budget deficit in 2010, or approximately 2.8% of the Republic’s expected GDP. The proposed budget is now being deliberated upon by the Senate.

Privatization

The Government began privatizing a number of GOCCs during the Aquino administration, and expects to continue to do so. The Republic’s privatization program has broadened the ownership base of Government assets and helped develop the domestic capital markets.

Since January 1, 2001, the Privatization Council has been responsible for the privatization of the remaining Government corporations scheduled to be privatized. The Privatization Council, a policy-making body, is chaired by the Secretary of Finance and includes representatives from various Government agencies. Along with the Privatization Council, there are two additional main disposition entities, (i) the Land Bank of the Philippines, which is responsible for the disposition of the financial assets previously held by the Asset Privatization Trust, an entity created by President Aquino whose mandate expired on December 31, 2000, and (ii) the Privatization and Management Office, which is responsible for the disposition of physical assets. In addition, the Privatization Council may designate certain Government corporations to undertake privatization of their respective subsidiaries. Such disposition entities include the Philippine National Oil Company (“PNOC”), National Power Corporation (“NPC”), Bases Conversion and Development Authority and the National Development Company. The Privatization Council may also designate certain Government agencies, such as the Presidential Commission on Good Government, to dispose of certain other assets. All disposition entities must submit their privatization plans to the Privatization Council for its review and approval.

The following table summarizes the Government’s principal privatizations to date:

	Year of Sale	Government Ownership After Sale		Gross Privatization Proceeds(1)
				(in billions)
International Corporate Bank	1987; 1993	0.0%		(Peso)2.2
Union Bank of the Philippines	1988; 1991; 1992	13.0		1.3
Philippine Plaza Holdings	1991	0.0		1.5
Philippine Airlines	1992	1.0	(2)	10.7
National Steel Corporation	1994; 1997	12.5		17.1
Paper Industries Corporation of the Philippines	1994	8.0		2.4
Philippine Shipyard and Engineering Corporation	1994	9.0		2.1
Fort Bonifacio Development Corporation	1995	45.0		39.2
Metropolitan Waterworks and Sewerage System	1997	—	(2)	—	(2)
Philippine Associated Smelting and Refining Corp	1999	4.3		3.3
Philippine Phosphate Fertilizer Corporation	2000	0.0		3.1
Philippine National Bank	1989; 1992; 1995 1996; 2000; 2005; 2007	0.0		15.5
Old Iloilo Airport	2007	0.0		1.2
Phili Telecommunications Investment Corp	2007	0.0		25.2
PNOC Energy Development Corporation	2006; 2007; 2008	0.0		94.8
Petron Corporation	1993; 1994; 2008	0.0		50.7
Manila Electric Company	1991; 1994; 1997; 2008	0.0		25.2

Source: Privatization Council.

(1)	Net remittances to the Government upon the privatization of its assets are, in certain circumstances, less than the gross proceeds from the sale of such assets, based on agreements between the Government and the privatized entities.

(2)	The privatization of Metropolitan Waterworks and Sewerage System involved awarding two 25-year concessions to rehabilitate, expand and operate the system. Over the term of the concessions, the concessionaires are required to make improvements in water services, sewerage services and interconnection facilities and to pay concession fees to the Metropolitan Waterworks and Sewerage System. The estimated cost of the required improvements is $7.0 billion, which is expected to be incurred over the 25-year concession period.

The Government sold a portion of its shares in the Philippine National Bank (“PNB”) in September 2005, which generated (Peso)8.0 billion in gross proceeds in a primary and secondary offer of shares, of which approximately (Peso)6.0 billion was remitted to the Philippine Deposit Insurance Corporation (“PDIC”), the GOCC responsible for insuring the Republic’s private deposits, and approximately (Peso)2.0 billion was remitted to the Government. On August 1, 2007, the Government sold its remaining shares in PNB through a public offering for approximately (Peso)1.0 billion; PDIC also sold its remaining shares in the same offering and received (Peso)3.2 billion.

On December 13, 2006, the Republic completed the partial privatization of PNOC Energy Development Corporation (“PNOC EDC”) through a (Peso)19.2 billion initial public offering. PNOC, a wholly-owned GOCC, sold approximately 25% of its holdings in PNOC EDC and the remainder of the offering comprised new shares issued by PNOC EDC. As a result of the offering, private shareholders owned approximately 40% of the outstanding shares of PNOC EDC. PNOC’s net proceeds from the offering were approximately (Peso)9.3 billion. PNOC EDC’s proceeds from the offering were (Peso)9.6 billion.

On November 22, 2007, PNOC awarded a 60% controlling stake in PNOC EDC to Red Vulcan Holdings Corp., a Philippine corporation, in a full privatization of this GOCC. Red Vulcan Holdings Corp. submitted the highest bid of (Peso)58.5 billion in an auction on November 21, 2007. The stake sold consisted of approximately six billion common shares, or a 46.7% stake, that was held by the Government, and a 13.3% share held by the PNOC EDC Retirement Fund.

As of November 30, 2009, there were 39 Government corporations, 82 assets handled by the Privatization and Management Office and certain property assets held by the Presidential Commission on Good Government for privatization. Other than the privatization of NPC pursuant to the restructuring of the electric power industry, the Government plans to focus on selling Food Terminal Inc. (“FTI”), PNOC Exploration Corporation (“PNOC EC”) and shares in San Miguel Corporation. The Government has established public-private partnerships to provide social services, especially in the health, education, postal and pension sectors. The national Government and local government units have also encouraged “build-operate-transfer” arrangements and other initiatives to enable the private sector to meet more of the infrastructure needs, especially in the power, water, transportation and telecommunications sectors.

On October 8, 2009, the Privatization Management Office declared that the third auction for the sale of FTI had failed because of a lack of bidders. FTI is a 120-hectare agro-industrial commercial estate in Taguig City that is host to firms engaged in various lines of production and services. FTI was previously unsuccessfully auctioned in June and December of 1997. The Republic is planning to conduct a negotiated sale for FTI by the end of 2009. Revenues from the expected sale by the Republic of FTI, as well as the scheduled sale of the Republic’s stake in PNOC EC, were programmed into the (Peso)250 million budget deficit target for 2009.

Restructuring of the Electric Power Industry.    The Electric Power Industry Reform Act of 2001 (the “EPIRA”), which became effective on June 28, 2001, provided the legal framework for the restructuring of the electric power industry, the privatization of NPC and the establishment of various open market devices to promote free and fair competition.

Pursuant to the EPIRA, the power industry was restructured to comprise four sectors—generation, transmission, distribution and supply. To allow the industry to adjust to a market-oriented setting, and to help mitigate adverse economic consequences of the restructuring, the EPIRA also contains transition mechanisms dealing with, among other issues, transition supply contracts, independent power producer (“IPP”) contracts, and “stranded costs and debts” that NPC will not be able to dispose of or settle subsequent to its privatization.

To reorganize NPC’s assets and liabilities, two entities were created pursuant to the EPIRA:

•

the Power Sector Assets and Liabilities Management Corporation (“PSALM”), which has taken ownership of all of NPC’s existing generation assets, liabilities, real estate, and other disposable assets, as well as certain IPP contracts; and

•	the National Transmission Corporation (“Transco”), an entity wholly owned by PSALM, which has assumed NPC’s electricity transmission assets.

Privatization of NPC’s Assets.    NPC’s generation assets are being privatized by PSALM through an open public bidding process, which began in the last quarter of 2003. PSALM has identified 34 generation assets for privatization with a total generation capacity of approximately 4,772.3 MW. As of December 10, 2009, PSALM had sold or contracted to sell 29 of NPC’s generation assets, although five of these asset sales have not yet been completed. The generation assets that PSALM has sold or contracted to sell in Luzon and the Visayas have a total operating capacity of 3,072.2 MW, representing approximately 81.3% of the NPC generation assets in Luzon and the Visayas that are included for purposes of determining when open access, which will permit electricity suppliers to compete freely on the open market to supply end-users with power, may be implemented in those regions. The total sales price for the asset sales that have been completed as of December 10, 2009 was approximately $3.0 billion, The total sales price for the five asset sales that have not yet been completed was approximately $47.4 million.

The Republic has also begun to transfer the management and control of the total energy output of NPC-owned power plants covered by IPP contracts to private entities which will act as IPP Administrators (“IPPAs”). On August 28, 2009, PSALM conducted successful auctions for the appointment of IPPAs for the Sual and Pagbilao plants. San Miguel Energy Corporation was declared winning bidder for the Sual plant with a bid of $1.1 billion, while Therma Luzon Inc., an affiliate of Aboitiz Power Corp., was declared the winning bidder for the Pagbilao plant with a winning bid of $691.0 million. The contracted capacities of the Sual and Pagbilao plants total 1,700.0 MW, or approximately 34.7% of the contracted capacity of the IPP contracts for Luzon and the Visayas. PSALM is required to privatize 70% of such capacity as a condition to open access.

On December 12, 2007, the consortium of Monte Oro Grid Corporation, Calaca High Power Corporation and the State Grid Corporation of China was awarded a 25-year concession to operate Transco. Their winning bid was $3.95 billion. The Philippine Securities and Exchange Commission approved the incorporation of the National Grid Corporation of the Philippines, (“Concessionaire”), formed by the consortium on February 21, 2008. The concession agreement, after the execution and delivery to the Concessionaire, became effective on February 28, 2008. On December 1, 2008 President Arroyo signed Republic Act No. 9511, or the Transco Franchise Law, which granted the Concessionaire a 50-year franchise to operate Transco, which became effective on December 20, 2008. Pursuant to the terms of the concession agreement, the Concessionaire remitted separate payments of $445 million and (Peso)25.5 billion to PSALM in early January 2009. The amount represented 25% of the total concession fee. On January 15, 2009, PSALM formally transferred the operations of Transco to the Concessionaire. On July 15, 2009, PSALM received the first interest payment on the balance of the concession fee in the amount of approximately (Peso)6.0 billion.

Issues Relating to Cost Adjustments.    The Purchased Power Adjustment (“PPA”), an automatic cost adjustment mechanism, historically allowed NPC to pass on increased costs associated with its IPP contracts. President Arroyo issued a presidential directive ordering NPC to reduce the average PPA charge in 2002. Identifying problems with PPA calculations, the Energy Regulatory Commission (“ERC”) promulgated two price adjustment mechanisms, the Generation Rate Adjustment Mechanism (“GRAM”) and the Incremental Currency Exchange Rate Adjustment (“ICERA”). The GRAM was approved by the ERC in 2003 to allow recovery of incremental fuel and purchased power costs from changes in either fuel prices or the cost of power purchased from IPPs. The ICERA allows for the recovery of incremental costs incurred as a result of foreign currency exchange rate fluctuations. Both mechanisms involve quarterly adjustment to the generation rate.

On August 14, 2008, PSALM submitted its Proposed Rules for the Automatic Recovery of NPC/PSALM’s Generation Assets’ Monthly Fuel, Purchased Power and Foreign Exchange-Related Costs to the ERC. On August 3, 2009, the ERC approved the proposed rules to replace the ERC guidelines for GRAM and ICERA filings. The rules will automatically adjust the generation rates, and eliminate the need for PSALM and NPC to file for recoveries each quarter and await a decision by the ERC. Instead, NPC and PSALM will submit filings to the ERC on a monthly basis after adjusting the generation rates, and the ERC will review and, if it concurs, confirm the adjustments.

On July 29, 2009, NPC and PSALM filed their most recent application for basic rate adjustments under the GRAM and the ICERA, which are known as the 14th GRAM and 13th ICERA applications. Under these applications, the Luzon and Visayas grids’ effective generation rates would increase by (Peso)1.5058 per kWh and (Peso)1.3382 per kWh, respectively, while for the Mindanao grid, the customer rates would decrease by (Peso)0.0952 per kWh.

Issues Relating to the Universal Charge.    Under the EPIRA, a “Universal Charge” is imposed. The Universal Charge, which is not limited to NPC’s customers, is imposed to pay for NPC’s remaining debt and contract obligations that will not be liquidated by proceeds from NPC’s privatization, some costs associated with long-term purchase contracts of distribution utilities, the cost of electrification projects in remote areas (“missionary electrification”), an environmental charge for rehabilitation and maintenance of watershed areas, and a subsidy for indigenous and renewable sources of energy. After a challenge to the constitutionality of the Universal Charge by various consumer and environmentalist groups for being an undue delegation of legislative power, the Supreme Court upheld the constitutionality of the Universal Charge on July 17, 2007.

On June 30, 2009, PSALM filed a petition with the ERC for recovery of the Universal Charge for stranded debt and stranded contract costs accumulated in 2008. If PSALM’s petition is granted as requested, all electricity end-users would be imposed additional electricity charges of (Peso)0.920 per kWh and (Peso)0.305 per kWh for the recovery of stranded contract costs and stranded debts, respectively. These additional charges would be imposed over a duration of five and 17 years, respectively. The ERC is presently considering the petition, and hearings are expected to commence by December 2009.

On August 17, 2009, the ERC issued a resolution granting provisional authority for Transco and other distribution utilities to collect a Universal Charge for missionary electrification of (Peso)0.0978 per kWh beginning on September 15, 2009. This charge is intended to cover subsidies of approximately (Peso)5.7 billion given to NPC’s small power utilities group for its expenses in 2009.

As of September 30, 2009, total collections from the Universal Charge amounted to (Peso)11.3 billion, out of which PSALM disbursed (Peso)10.9 billion to NPC for the environmental charge and missionary electrification in accordance with the provisions of the EPIRA.

Government Financing of NPC.    To cover its cash flow deficits for the years 2003, 2004 and 2005, NPC obtained a total of approximately $3.8 billion ($1.5 billion in 2003, $1.7 billion in 2004 and $590 million in 2005) including bond issuances, in financing from multilateral organizations and export credit agreements, all of which were guaranteed by the Government. In addition, to finance its debt service requirements, from 2001 to 2008, the Government provided NPC a total of (Peso)114.2 billion in cash advances. Of this amount, (Peso)108.4 billion has been repaid by NPC, leaving (Peso)5.8 billion of Government cash advances unpaid as of December 31, 2008. NPC’s capital expenditures were historically financed through borrowings from multilateral organizations, export credit agreements and internal cash generation. Under the EPIRA, the Government was obligated to assume (Peso)200 billion of NPC’s debt, and the Government assumed $3.4 billion and €500 million (amounting to approximately (Peso)200 billion) of NPC’s debt in March 2005. In addition, under the EPIRA, PSALM was tasked with the management and liquidation on NPC’s assets and liabilities. Through its privatization of NPC’s assets, PSALM has generated revenue which it has utilized for the management and servicing of NPC’s liabilities.

Prepayment of NPC Debts.    On December 5, 2007, PSALM announced plans to maximize the use of proceeds from its privatization efforts in 2007 by pre-paying a portion of NPC’s outstanding debts. In the first nine months of 2008, PSALM’s prepayments of NPC debt aggregated approximately $1.3 billion, which helped lower NPC’s outstanding debt to approximately $18.1 billion as of October 1, 2008. PSALM had identified an additional $1.1 billion of NPC debt it had intended to prepay in the last quarter of 2008 and 2009. However, in the last quarter of 2008, PSALM suspended its prepayments program as a result of the international credit crisis. On December 2, 2009, PSALM completed an exchange offer through which $600 million of bonds originally issued by NPC and due in 2010 and 2011 were exchanged for longer-termed PSALM bonds due in 2019 and 2024.

GDP and Major Financial Indicators

Gross Domestic Product

Gross domestic product, or GDP, measures the market value of all final goods and services produced within a country during a given period and is indicative of whether the country’s productive output rises or falls over time. By comparison, gross national product, or GNP, measures the market value of all final goods and services produced by a country’s citizens during a given period, whether or not the production occurred within the country.

Economists show GDP and GNP in both current and constant market prices. GDP and GNP at current market prices values a country’s output using the actual prices of each year, whereas GDP and GNP at constant market prices (also referred to as “real” GDP and GNP) values output using the prices from a base year, thereby eliminating the distorting effects of inflation. Growth figures for GDP and GNP in this prospectus are period-on-period comparisons of real GDP and real GNP, respectively.

Overview

In 2006, GDP grew by 5.3%, compared to 5.0% growth in 2005. The 2006 GDP rate was within the Government’s forecast of 5.3% to 5.6% for the year. The primary contributors to growth in 2006 were the industry and services sectors. Net factor income from abroad grew by 6.1%, compared to 10.7% growth in 2005. The decrease in the growth rate was due to slower economic growth in the United States, where the Republic receives substantial inflows from OFW remittances. GNP grew by 5.4% in 2006 and in 2005.

In 2007, GDP grew by 7.1% and GNP grew by 7.5%, compared to growth rates of 5.3% and 5.4%, respectively, in 2006. The GDP rate exceeded the Government’s forecast of 6.1% to 6.7% for 2007. GDP growth was primarily attributable to strong growth in private consumption expenditure, which was supported by benign inflation and improved labor market conditions. Overall investment spending also expanded, with business sentiment continuing to remain positive as indicated by Government surveys. GNP growth was also driven by continued growth in net factor income from abroad, which registered 12.1% growth, an increase from 6.1% growth recorded in 2006.

In 2008, GDP grew by 3.8% compared to 7.1% growth in 2007. GDP growth in 2008 was below the Government’s forecasted growth range of 4.1% to 4.8%, which had been revised downward in October 2008 from original estimates as a result of the global economic downturn. The decrease in GDP growth was due mainly to a slowdown in domestic production, consumer demand and external trade as inflation increased. GDP growth in 2008 was attributable mainly to growth in the manufacturing, trade, agriculture and private services subsectors. Increase in production of agricultural products such as sugarcane and banana products also contributed to GDP growth. In 2008, GNP grew by 6.2% compared to growth of 7.5% in 2007. The decrease in the rate of growth was due mainly to the slowdown in GDP growth. The primary factor that caused GNP growth to exceed GDP growth was the continued growth in net factor income from abroad, which registered 30.8% growth in 2008, compared to 12.1% growth in 2007.

In the first nine months of 2009, preliminary estimates indicate that GDP grew by 0.7% and GNP grew by 3.3% at constant 1985 prices, compared to growth of 4.2% and 6.0%, respectively, in the first nine months of 2008, in each case compared with the same period in the previous year. The gap between GDP and GNP growth was due mainly to decreased spending and increased investments by families of OFWs in response to the economic downturn. The decreases in GDP and GNP growth were primarily attributable to the global financial downturn having negative effects on production subsectors, including manufacturing, finance services, trade services and certain agricultural products, such as sugarcane and corn. On the expenditure side, the continued global downturn resulted in lower consumer spending in the first nine months of 2009. GDP and GNP growth in the first nine months of 2009 were driven primarily by growth in the mining and quarrying and communication subsectors, among others. The main contributors to growth on the expenditure side were construction, personal consumption expenditures and government consumption expenditures. GNP growth was also driven by continued accelerated growth in net factor income from abroad, which registered growth of 25.2%, an improvement from 23.9% growth in the first nine months of 2008.

GROSS DOMESTIC PRODUCT BY MAJOR SECTORS

(AT CURRENT MARKET PRICES)

													Percentage of GDP
	2004		2005		2006		2007(1)		2008(1)		2009(2)		2004	2008
	(in billions, except as indicated)
Agriculture, fishery and forestry	(Peso)	734.2	(Peso)	778.4	(Peso)	853.7	(Peso)	943.3	(Peso)	1,102.8	(Peso)	773.5	15.1%	14.9%

Industry sector
Mining and quarrying		52.9		63.6		75.6		108.3		111.0		88.6	1.1	1.5
Manufacturing		1,122.9		1,264.7		1,377.6		1,459.1		1,656.5		1,058.2	23.0	22.3
Construction		212.8		210.2		240.2		299.9		346.3		296.1	4.4	4.7
Electricity, gas and water		155.8		196.7		216.1		230.9		235.6		190.6	3.2	3.2

Total		1,544.4		1,735.1		1,909.4		2,098.2		2,349.4		1,633.4	31.7%	31.6%

Service sector
Transportation, communications and storage		367.4		413.9		446.2		478.4		508.8		380.7	7.5	6.9
Trade		681.7		776.9		877.9		981.5		1,088.2		793.2	14.0	14.7
Finance		215.7		263.4		311.4		362.0		404.9		335.3	4.4	5.5
Ownership of dwellings and real estate		292.2		320.4		350.7		373.9		412.7		319.6	6.0	5.6
Private services		653.3		742.0		830.2		936.9		1,036.9		818.3	13.4	14.0
Government services		382.7		413.9		451.6		473.3		519.6		412.8	7.9	7.0

Total		2,593.0		2,930.5		3,268.0		3,605.9		3,971.0		3,060.0	53.2%	53.5%

Total GDP	(Peso)	4,871.6	(Peso)	5,444.0	(Peso)	6,031.2	(Peso)	6,647.3	(Peso)	7,423.2	(Peso)	5,466.9	100.0%	100.0%

Total GNP	(Peso)	5,248.1	(Peso)	5,891.2	(Peso)	6,532.1	(Peso)	7,227.3	(Peso)	8,250.2	(Peso)	6,221.7
Total GDP (in millions of US dollars)(3)		$86,931		$98,829		$117,534		$144,043		$166,929		$114,056
GDP per capita (in US dollars)(4)		$1,040.3		$1,159.1		$1,351.8		$1,624.0		$1,845.0		$1,239.8

Source: National Statistical Coordination Board.

(1)	The GDP figures have recently been revised. See “—Periodic Revisions to Philippine National Accounts”.

(2)	Preliminary data as of November 26, 2009 for the first nine months of 2009.

(3)	Calculated using the average exchange rate for the period indicated. See “—Monetary System—Foreign Exchange System”.

(4)	The 2004 figures are calculated using 2000 census-based population projections. Beginning in May 2004, population estimates are based on the National Statistical Coordination Board (“NSCB”) Resolution No.2, Adoption of the Decennial Census Based Population.

GROSS DOMESTIC PRODUCT BY MAJOR SECTORS

(AT CONSTANT MARKET PRICES(1))

													Percentage of GDP
	2004		2005		2006		2007(2)		2008(2)		2009(3)		2004	2008
	(in billions, except as indicated)
Agriculture, fishery and forestry	(Peso)	226.4	(Peso)	231.0	(Peso)	239.8	(Peso)	251.3	(Peso)	259.4	(Peso)	183.7	23.1%	18.3%

Industry sector
Mining and quarrying		18.3		20.0		18.8		23.7		24.2		22.6	1.6%	1.7%
Manufacturing		278.6		293.3		305.7		315.7		329.3		219.7	24.1%	23.2%
Construction		48.7		45.9		50.3		60.9		65.7		54.6	4.2%	4.6%
Electricity, gas and water		36.8		37.7		40.1		42.7		45.9		34.6	3.2%	3.2%

Total	(Peso)	382.4	(Peso)	396.9	(Peso)	414.8	(Peso)	443.1	(Peso)	465.0	(Peso)	331.6	33.1%	32.8%

Service sector
Transportation, communications and storage		97.6		104.8		111.4		120.7		125.8		92.8	8.5%	8.9%
Trade		192.7		203.6		216.1		233.9		236.7		171.3	16.7%	16.7%
Finance		56.9		64.6		71.9		81.3		83.4		67.1	4.9%	5.9%
Ownership of dwellings and real estate		53.7		56.5		59.7		63.2		66.9		50.3	4.7%	4.7%
Private services		93.4		100.4		107.3		116.4		122.0		92.8	8.1%	8.6%
Government services		51.2		53.8		55.2		56.6		59.8		47.7	4.4%	4.2%

Total	(Peso)	545.5	(Peso)	583.6	(Peso)	621.6	(Peso)	672.1	(Peso)	694.5	(Peso)	522.0	47.3%	48.9%

Total GDP	(Peso)	1,154.3	(Peso)	1,211.5	(Peso)	1,276.2	(Peso)	1,366.5	(Peso)	1,419.0	(Peso)	1,037.3	100.0%	100.0%

Total GNP	(Peso)	1,252.3	(Peso)	1,320.0	(Peso)	1,391.3	(Peso)	1,495.6	(Peso)	1,587.8	(Peso)	1,186.8
Yearly growth in GDP		6.4%		5.0%		5.3%		7.1%		3.8%		0.7%
Yearly growth in GNP		6.9%		5.4%		5.4%		7.5%		6.2%		3.3%

Source: National Statistical Coordination Board.

(1)	Based on constant 1985 prices.

(2)	The GDP figures have recently been revised. See “—Periodic Revisions to Philippine National Accounts”.

(3)	Preliminary data as of November 26, 2009 for the first nine months of 2009.

The following table shows the percentage distribution of the Republic’s GDP at constant 1985 prices.

DISTRIBUTION OF GROSS DOMESTIC PRODUCT BY EXPENDITURE

(AT CONSTANT MARKET PRICES(1))

	2004	2005	2006	2007(2)	2008(2)	2009(3)
Personal consumption	78.3%	78.2%	78.3%	77.4%	78.1%	79.5%
Government consumption	6.5	6.4	6.7	6.6	6.6	7.6
Capital formation
Fixed capital	19.4	17.3	17.0	17.6	17.5	17.6
Changes in stocks	0.9	0.3	0.5	0.8	0.6	(0.7)

Total capital formation	20.3	17.6	17.6	18.4	18.1	16.9
Exports of goods and services	46.8	46.7	50.3	49.5	46.7	43.0
Imports of goods and services	54.5	53.1	51.4	46.0	45.4	42.5
Statistical discrepancy	2.6	4.2	(1.5)	(6.0)	(4.1)	(4.4)

Total	100%	100%	100%	100%	100%	100%

Source:	National Statistical Coordination Board.

(1)	Based on constant 1985 prices.

(2)	The figures have recently been revised. See “—Periodic Revisions to Philippine National Accounts”.

(3)	Preliminary data as of November 26, 2009 for the first nine months of 2009.

Periodic Revisions to Philippine National Accounts.    The National Statistical Coordination Board (“NSCB”) releases quarterly data on the Republic’s national accounts, which includes GDP and GNP data. Under NSCB policy, GDP and GNP data for a particular quarter are revised the following quarter, while annual data are released together with first quarter data and are revised thereafter in May of each year. GDP and GNP estimates are considered “final” after three years. However, NSCB may still revise the “final” estimates whenever it undertakes an overall revision of the national accounts.

Revisions in the Republic’s national accounts are normally due to the availability of new or more complete data, receipt of revised data from original sources, and inclusion or exclusion of emerging or closed industries. The NSCB has traditionally followed the 1968 United Nations System of National Accounts (“UNSNA”). The current overall revision of the Republic’s national accounts incorporates to a large extent the recommendations of the most recent 1993 UNSNA.

The overall revision of the national accounts is ongoing, therefore, GDP and GNP estimates that are currently considered “final” may be subject to further material changes.

Principal Sectors of the Economy

Agriculture, Fishery and Forestry Sector

The Agriculture, Fishery and Forestry sector comprises the agriculture and fishery subsector and the forestry subsector. This sector contributed approximately 18.3% to GDP in 2008 compared to 19.6% to GDP in 2004, at constant market prices.

Agriculture and Fishery Subsector.    The Republic’s principal agricultural products include cereals, such as rice and corn, both of which are cultivated primarily for domestic use, and other crops, such as coconuts, sugar cane and bananas, produced for both the domestic market and export. The Philippines’ diverse agricultural system contains many coconut plantations farmed by agricultural tenants and workers, sugar haciendas farmed either under labor administration or by tenants, and large “agro-business” plantations devoted mainly to crops for export such as bananas and pineapples. Rice, corn and coconuts each account for approximately a quarter of the country’s cultivated area. Fishing production is divided into commercial, municipal and aquaculture fishing.

Forestry Subsector.    The country’s forests, one of the Philippines’ main natural resources, contain a large quantity of hardwood trees. Over the years population growth, shifting cultivation, illegal logging and inadequate reforestation depleted the forests, leading to a Government-imposed ban in 1991 on nearly all logging activity in virgin forests and the subsequent continuing decline of the forestry subsector.

In 2006, the agriculture, fishery and forestry sector grew by 3.8% compared to growth of 2.0% in 2005. The growth was generally attributable to the Government’s technical and financial assistance programs for agriculture, together with improved dispersal programs. Notably, increases in rice and corn production contributed significantly to the sector’s growth, as well as high seaweed production in the fishery subsector, favorable weather conditions and foreign demand for agricultural products. The sector was able to sustain this general growth for the year despite several typhoons in the fourth quarter of 2006.

In 2007, the agriculture, fishery and forestry sector grew by 4.8%, compared to growth of 3.8% in 2006. The agriculture and fishery subsector grew by 5.0% in 2007, compared to 3.7% in 2006, benefiting from Government programs that were put in place as a rapid response measure to mitigate the negative effects of extreme dry weather conditions in the first half of 2007. Leading contributors to growth in the sector in 2007 were fishery, corn and banana production. Rice production continued to grow in 2007 at a rate of 6.0%, while corn production grew by 10.8% and fishery grew by 6.9%.

In 2008, the agriculture, fishery and forestry sector grew by 3.2% compared to growth of 4.8% in 2007. The decrease in the rate of growth was due to a slowdown in production of rice and corn as a result of unfavorable weather conditions and increases in fertilizer costs. Decreases in the production of livestock and other crops also contributed to slower growth. Fishery growth decreased to 5.5% in 2008 from 6.9% in 2007 as commercial, municipal and aquaculture fishing registered slower growth. On the other hand, the forestry subsector grew 1.7% in 2008, a reversal from a 23.9% contraction in the subsector in 2007. Other contributors to growth in the sector were from increased production of rice, sugarcane, banana, coconut and poultry products.

Preliminary data indicates that the agriculture, fishery and forestry sector, grew by 1.3% in the first nine months of 2009, compared to growth of 3.4% in the first nine months of 2008. Growth in the agriculture and fishery subsector slowed to 1.3% in the first nine months of 2009, compared to growth of 3.4% in the first nine months of 2008. The slower growth was due mainly to contractions in sugar and other crops production. Leading contributors to growth in agriculture were banana, corn and poultry production, as well as fishery. Rice production grew 0.7% in the first nine months of 2009, which was slower than the growth of 37.1% in the first nine months of 2008. The increases in agriculture and fishery were supported in part by growth in forestry of 1.1% in the first nine months of 2009, compared to growth of 3.4% in the first nine months of 2008.

Industry Sector

The industry sector comprises, in order of importance: the manufacturing subsector; the construction subsector; the electricity, gas and water subsector; and the mining and quarrying subsector. The industry sector contributed approximately 32.8% to GDP in 2008 compared to 33.1% to GDP in 2004, at constant market prices.

In 2006, the industry sector grew 4.5% compared to growth of 3.8% in 2005, due mainly to the growth in the manufacturing and construction subsectors. The manufacturing subsector grew by 4.2% in 2006. The construction subsector grew by 9.6% in 2006 as a result of increased public construction projects. The growth in the industry sector was partially offset by a 6.1% decline in the mining and quarrying subsector, as production from mining declined.

In 2007, the industry sector grew by 6.8% compared to growth of 4.5% in 2006, due primarily to growth in the mining and quarrying subsector, and the construction subsector. The mining and quarrying subsector grew by

26.0% in 2007, as a result of higher metal prices in the world market. The construction subsector grew by 21.1% in 2007, compared to 9.6% growth in 2006, due primarily to the increase of Government spending and private construction projects. The electricity, gas and water subsector grew 6.7% in 2007. The manufacturing subsector recorded lower growth of 3.3% in 2007, compared to growth of 4.2% in 2006.

In 2008, the industry sector grew by 5.0% compared to growth of 6.8% in 2007. The decrease in the growth rate was due to slower growth in the mining and quarrying subsector and the construction subsector. The construction subsector grew by 7.8% in 2008, compared to 21.1% growth in 2007, due mainly to a contraction in both public and private construction. The mining and quarrying subsector grew by 1.9% in 2008 compared to 26.1% growth in 2007, the slowdown due to production decreases in crude oil, stone quarrying, clay and sandpits, and all metallic mining except copper. Growth in the industry sector in 2008 was attributable to growth in the manufacturing and electricity, gas and water subsectors. Manufacturing, the largest subsector in the industry sector, grew by 4.3% in 2008, compared to growth of 3.3% in 2007, due primarily to the growth in the food and beverage industry. The electricity, gas and water subsector grew by 7.3% in 2008, compared to 6.7% growth in 2007, due primarily to growth in electricity and gas.

Preliminary data shows that the industry sector contracted by 2.9% in the first nine months of 2009 compared to growth of 4.8% in the first nine months of 2008. The contraction was primarily due to a contraction in the manufacturing subsector, which offset growth in the mining and quarrying and construction subsectors. The manufacturing subsector, which comprised approximately 18.6% of GDP in the first nine months of 2009, contracted by 7.5% compared to growth of 4.7% in the same period of 2008, mainly as a result of declines in the manufacture of petroleum products, electrical machinery, footwear and apparel and basic metals. These declines offset in part growth in food manufacturing, chemicals and non-metallic minerals in the first nine months of 2009. The mining and quarrying subsector recorded growth of 22.4% in the first nine months of 2009, primarily due to increases in the production of coal, copper and nickel, as well as non-metallic minerals. Construction also grew by 9.7% in the first nine months of 2009, compared to growth of 5.9% in the same period in 2008, as a result of growth in private construction.

Manufacturing Subsector.    The Republic’s manufacturing subsector comprises three major industry groups:

•	consumer goods, including the food, footwear and garment industries;

•	intermediate goods, including the petroleum, chemical and chemical product industries; and

•	capital goods, including the electrical machinery and electronics industries.

The following table presents, at constant 1985 market prices, the gross value added, which equals the value of sales minus the cost of raw material and service inputs, for the manufacturing sector by industry or industry group

GROSS VALUE ADDED IN MANUFACTURING BY INDUSTRY GROUP

(AT CONSTANT MARKET PRICES(1))

	2004		2005		2006		2007		2008		2009(2)
	(in millions)
Food manufactures	(Peso)	112,274	(Peso)	119,174	(Peso)	125,733	(Peso)	131,878	(Peso)	143,182	(Peso)98,693
Beverage industries		9,609		9,465		9,727		11,266		12,744	8,266
Tobacco manufactures		2,780		2,549		2,404		2,090		2,581	1,960
Textile manufactures		4,965		5,727		5,397		5,430		4,624	3,109
Footwear/wearing apparel		12,662		11,784		11,554		11,935		12,783	6,711
Wood and cork products		2,338		1,644		1,461		1,779		1,512	846
Furniture and fixtures		3,964		4,548		4,794		5,549		5,131	2,836
Paper and paper products		2,209		2,149		2,213		2,343		2,357	1,778
Publishing and printing		3,763		3,363		3,291		3,357		3,122	2,173
Leather and leather products		128		124		145		158		185	35
Rubber products		1,948		1,993		2,038		1,958		1,906	1,297
Chemical and chemical products		15,960		17,630		18,067		17,578		18,326	12,300
Petroleum and coal products		32,659		40,762		42,310		42,893		44,289	26,643
Non-metallic mineral products		6,279		5,867		6,169		6,947		7,580	5,536
Basic metal industries		7,862		7,493		9,456		9,876		9,881	6,481
Metal industries		6,114		6,186		6,555		7,116		7,632	4,774
Machinery (except electrical)		5,278		4,161		3,373		3,358		3,592	2,182
Electrical machinery		37,175		37,967		39,309		37,365		34,482	24,265
Transport equipment		2,525		2,737		2,560		2,895		2,987	2,330
Miscellaneous manufactures		7,682		8,011		9,108		9,940		10,419	7,510

Gross value added in manufacturing	(Peso)	278,624	(Peso)	293,334	(Peso)	305,663	(Peso)	315,709	(Peso)	329,317	(Peso)219,726

Source:	Economic and Social Statistics Office; National Statistical Coordination Board.

(1)	Based on constant 1985 prices.

(2)	Preliminary data as of November 26, 2009 for the first nine months of 2009.

In 2006, growth in the manufacturing subsector remained stable at 4.2% compared to growth of 5.3% in 2005. The growth was supported by the food and beverage, electrical machinery and basic metals subsectors.

In 2007, the manufacturing subsector recorded lower growth of 3.3% in 2007 compared to growth of 4.2% in 2006, as a result of increased competition from China and other countries in the region and lower exports resulting from slower economic growth in export markets.

In 2008, the manufacturing subsector recorded growth of 4.3%, compared to growth of 3.3% in 2007 due to accelerated growth in food manufacturing, fueled by an increase in sugar production. In addition to food manufacturing, beverages, footwear and wearing apparel, chemical and chemical products, and products of petroleum and coal all grew in 2008.

In the first nine months of 2009, the manufacturing sector contracted by 7.5%, compared to growth of 4.7% for the same period of 2008. The contraction was the result of generally weak demand due to the economic downturn.

Construction Subsector.    The construction subsector’s contribution to GDP, at constant market prices, increased from 4.2% in 2004 to 4.6% in 2008.

In 2006, the construction subsector grew by 9.6% compared to a contraction of 5.9% in 2005, driven mainly by public construction projects of the Government, local government units and GOCCs, consistent with the President’s emphasis on infrastructure projects in the 2006 State of the Nation speech.

In 2007, the construction subsector grew by 21.1%, as both public and private construction increased. The increase in public construction was driven by the increase in Government infrastructure projects, while real estate development projects and business process outsourcing (“BPO”) offices contributed to the increase in private construction projects.

In 2008, the construction subsector grew by 7.8%, compared to growth of 21.1% in 2007. The decline in the rate of growth is mainly attributable to lesser demand from the private sector.

In the first nine months of 2009, the construction subsector grew by 9.7%, which is an increase from the 5.9% expansion recorded in the first nine months of 2008, due mainly to higher expenditures in private and public construction projects as a result of the Republic’s efforts to minimize the effects of the global downturn on the economy.

Electricity, Gas and Water Subsector.    The electricity, gas and water subsector, also known as the utilities subsector, accounted for 3.1% of GDP in 2008 and 3.2% of GDP in 2004.

In 2006, the utilities subsector grew by 6.4% compared to growth of 2.5% in 2005. The growth was supported by the demand for electricity from the call center industry and the opening of new retail malls and light rail transit operations.

In 2007, the utilities subsector grew by 6.7% compared to the growth of 6.4% in 2006, driven by stable consumption and increasing growth in the commercial sectors.

In 2008, the utilities subsector grew by 7.3% compared to the growth of 6.7% in 2007, driven by higher electricity consumption in the industrial sector.

In the first nine months of 2009, the utilities subsector contracted by 2.3% compared to the growth of 8.4% in the first nine months of 2008, due to reduced electricity and gas consumption as a result of the global economic downturn.

Mining and Quarrying Subsector.    The mining and quarrying subsector’s contribution to GDP, at constant market prices, increased from 1.6% in 2004 to 1.7% in 2008.

In 2006, the mining and quarrying subsector declined by 6.1% compared to growth of 9.3% in 2005. The decline was due to lower yields of gold and copper, as well as a decline in crude oil production from the Malampaya field.

In 2007, the mining and quarrying subsector grew by 26.0%, compared to a decline of 6.1% in 2006, as a result of higher metal prices in the world market. The growth in the mining and quarrying subsector is also related to the Government’s 2005 policy efforts to revive the mining industry. Mining of copper, gold, nickel and other metals, stone quarrying and crude petroleum production all contributed to the mining and quarrying subsector’s growth.

In 2008, the mining and quarrying subsector grew by 1.9% compared to growth of 26.0% in 2007. The growth was affected by the contraction of gold, chromium and other metallic mining.

In the first nine months of 2009, the mining and quarrying subsector grew by 22.4% compared to a contraction of 2.3% in the first nine months of 2008. The growth was driven by higher production of copper, nickel, crude oil, stone quarrying, clay and other non-metallic minerals.

Service Sector

The service sector includes: the trade subsector; the transportation, communication and storage subsector; the private services subsector; the finance subsector; the housing and real estate subsector; and the government services subsector. The services sector remains the largest contributor to GDP, having contributed 48.9% to GDP at constant market prices in 2008, an increase from 47.3% in 2004.

In 2006, the services sector grew by 6.5%, which was lower than the 7.0% growth recorded in 2005. The decrease was due to the lower growth rates in the transportation, communication and storage subsector, the finance subsector and the government services subsector. The growth in the sector in 2006 was primarily attributable to the finance, trade and private services subsectors. These sectoral increases and growth in transportation, communication and storage subsector, coupled with the benign inflation rate in 2006, made positive contributions to both the trade and private services subsectors.

In 2007, the services sector was the fastest growing sector of the economy, with growth of 8.1%, compared to growth of 6.5% in 2006, due principally to a property market supported by favorable interest rates. The stock market also exhibited increased trading volume in 2007, which was attributable to higher corporate earnings and improved fiscal performance, with the result being a positive contribution to the service sector growth. Leading the growth in the service sector were the finance, trade, private services, and transportation, communication and storage subsectors.

In 2008, the services sector grew by 3.3% compared to growth of 8.1% in 2007. The decrease in the growth rate was due to a slowdown in the trade, finance, transportation, communication and storage, and private services subsectors. The trade subsector grew by 1.2% in 2008, compared to 8.2% growth in 2007. The slower growth was attributable to higher inflation, which affected consumption patterns, while increased wholesale trade was the main driver for growth. Private services grew by 4.9% in 2008, compared to growth of 8.4% in 2007. The decrease in the growth rate was due to slower growth of educational services, as well as slower growth of hotel and restaurant, medical and health, and personal services. Growth in 2008 was attributable principally to the trade, private services, housing and real estate and government services subsectors. Growth in private services was attributable due mainly to the growth of personal, recreational, medical and other services. The housing and real estate subsector grew by 5.7% in 2008, compared to 5.8% growth in 2007, driven mainly by strong demand from retail markets as well as outsourcing firms. The government services subsector grew by 5.5% in 2008, compared to 2.7% growth in 2007.

Preliminary data indicates that the services sector grew by 2.9% in the first nine months of 2009 compared to growth of 4.1% in the first nine months of 2008. The slower growth was mainly due to a contraction in the ownership of dwellings and real estate subsector by 0.7% in the first nine months of 2009, compared to growth of 7.1% in the same period of 2008. Transportation, communication and storage was the main contributor to the sector’s growth, although the 2.0% growth in this subsector in the first nine months of 2009 was at slower rate than the 4.2% growth recorded in the same period in 2008. Private services grew by 2.9% in the first nine months of 2009, down from 5.8% growth in the first nine months of 2008. Business services, including the business process outsourcing (“BPO”) industry, also contributed to growth in the services sector.

Trade Subsector.    The trade subsector, which consists of wholesale and retail activities, accounted for 16.7% of GDP at constant market prices in 2004 and 14.5% of GDP in 2008. Total trade comprised approximately 75.0% retail trade and 25.0% wholesale trade.

In 2006, the trade subsector grew 6.1%, compared to growth of 5.6% in 2005, driven primarily by new innovations developed in the communications subsector.

In 2007, the trade subsector recorded growth of 8.2%, compared to growth of 6.1% in 2006. The increase was driven by sales from newly opened retail malls.

In 2008, the trade subsector grew by 1.2% even as consumer demand decreased. Wholesale trade drove the growth, as retail trade slowed down due to the rise in inflation. Wholesale trade grew because businesses increased inventories in anticipation of higher prices.

In the first nine months of 2009, the trade subsector grew by 2.7%, compared to growth of 1.7% in the same period in 2008. The increased growth was due mainly to continued growth in retail trade despite the general economic downturn.

Finance Subsector.    The finance subsector’s contribution to GDP at constant market prices increased significantly from 4.9% in 2004 to 5.9% in 2008.

In 2006, financial services grew by 11.3%, compared to growth of 13.5% in 2005. Banks drove the subsector’s growth with the gains from interest income and non-interest income, which included the income from fee-based transactions and the sale of Government securities.

In 2007, financial services grew by 13.1%, compared to growth of 11.3% in 2006. The increase was attributable to higher remittances from OFWs and an increase in tourism.

In 2008, the finance subsector grew by 2.5%. The slower growth was due to the slowing global economy and rising inflation.

In the first nine months of 2009, the finance subsector expanded by 6.0%, compared to growth of 5.0% in the same period in 2008, due mainly to the strong financial position of banks and insurance companies, which allowed them to expand during the global downturn. Furthermore, legislation to increase deposit insurance coverage from (Peso)250,000 to (Peso)500,000 was enacted in April 2009, boosting depositor confidence.

For a discussion of the country’s financial system, see “—The Philippine Financial System”.

Private Services Subsector.    The private services subsector includes educational, medical and health, recreational, and hotel and restaurant services. The subsector contributed 8.1% to GDP in 2004 and 8.6% to GDP in 2008.

In 2006, the private services subsector recorded growth of 6.9%, compared to growth of 7.5% in 2005. The increase was attributable to growth in the BPO industry that was driven by developments in communications technology, as new products increased productivity and enhanced services.

In 2007, the private services subsector grew by 8.4%, compared to growth of 6.9% in 2006, primarily as a result of increases in business process outsourcing services and increased spending for health and educational services, both of which were attributable in part to higher OFW remittances.

In 2008, the private services subsector grew by 4.9%, compared to growth of 8.4% in 2007. The slowdown in growth was due to lower growth in hotel and restaurant services, recreational services and personal services.

In the first nine months of 2009, the private services subsector grew by 2.9%, compared to growth of 5.8% in the same period in 2008. This lower growth is mainly the result of a slowdown in offshoring and outsourcing activities, as businesses put expansion plans on hold given the uncertainties in the economic environment.

Transportation, Communications and Storage Subsector.    The geographically diverse nature of the Philippines makes it important to have well developed road, air and sea transportation systems. The Government has encouraged the private sector to provide basic transportation services and strengthen inter-regional and urban links. Important ongoing projects involving the private sector include the Metro Rail Transit Project, portions of which have been operating since October 29, 2004, the Metro Manila Skyway Project, the Manila-Cavite Expressway Project and the South Luzon Expressway Extension. In March 2008, the Subic-Clark-Tarlac Expressway, which provides access to the Clark and Subic airports, was completed.

The Philippine road network is the most important transportation system, carrying approximately 65% of freight and 90% of passenger traffic. The road network covers more than 200,000 kilometers. Over 5.5 million vehicles use the road network, including over 800,000 vehicles for public use, principally in Metro Manila. Traffic remains congested in the National Capital Region, despite traffic management and various engineering measures. To ease traffic congestion the Government has built and continues to promote alternative road networks and mass rapid urban-transit-rail.

Use of Philippine rail facilities has declined largely because of the outdated facilities of the Philippine National Railways. The Government has constructed a three-line light-rail transit system in Metro Manila, financed by a build, lease and transfer arrangement, and has started work on a fourth line.

Five major public international airports, in Manila, Cebu, Clark, Subic and Davao, and over 80 other facilities throughout the Republic help meet the Republic’s air transport needs. The Government plans to upgrade several major airports to international standards and generally to modernize air navigation and communications operations in the Republic. On June 14, 2007, the Iloilo International Airport servicing the Visayas region opened to commercial traffic, and on March 31, 2008, the rehabilitation and upgrade of Clark International Airport was completed.

The Republic also requires an effective water transport system to ferry cargo and passengers among islands. Currently, the water transport system handles approximately 40% of total freight traffic and 10% of total passenger traffic in the Philippines. The regulatory policy during the past decade has been to open the industry to competition, ensuring lower cargo passage rates and improving the quality of service. The Government planned to construct or improve 96 national ports, approximately 300 municipal, feeder and fishing ports and river landings and special handling facilities for grains and bulk cargo in other selected ports. As of June 30, 2009, 21 of these national port projects have been completed, including the Subic Bay Port and the Lucena Port in Quezon Province.

Faced with historical shortages of telephone lines and long waits for basic telephone service, especially outside Metro Manila, the Government opened the telecommunications industry in 1993 to intensify competition and to increase substantially the number of telephone lines and interconnections. The Government has continued to implement programs designed to provide telephone lines, exchanges and transmission facilities to underserved regions of the country.

The transport, communications and storage subsector’s contribution to GDP, at constant market prices, grew from 8.5% in 2004 to 8.9% in 2008.

In 2006, the transportation, communication and storage subsector grew by 6.3%, compared to growth of 7.3% in 2005. Specifically, communication contributed significantly to overall growth as new products were developed, accompanied by intensified marketing efforts of firms in light of new innovations.

In 2007, the transportation, communication and storage subsector grew by 8.3%, compared to growth of 6.3% in 2006. The increase was primarily led by communications, as new services encouraged the use of mobile phones.

In 2008, the transportation, communication and storage subsector grew by 4.2%, compared to growth of 8.3% in 2007. The slowdown in growth was attributable mainly to the higher cost of fuel and a decrease in consumer demand for telecommunications services. Growth in the transportation, communication and storage subsector was attributed mainly to the expansion of the water and air transportation industries as the number of tourists using ferry and airplane services increased.

In the first nine months of 2009, the transportation, communication and storage subsector grew by 2.0%, compared to growth of 4.2% in the same period in 2008. The slower rate of growth was mainly the result of slower growth in water transportation and storage.

Income from Abroad

Net factor income from abroad, which is a component of GNP but is not included in GDP, is a significant factor in the Philippine economy, largely driven by OFW remittances.

In 2006, net factor income from abroad grew by 6.1%, compared to growth of 10.7% in 2005. The decrease was partially due to slower economic growth in the United States, where most OFW remittances originated.

In 2007, net factor income from abroad recorded growth of 12.1%, compared to growth of 6.1% in 2006. The increase was primarily attributable to the increase in OFW remittance from the Americas, as the number of OFW contracts from the United States increased 20.0% compared to 2006.

In 2008, net factor income from abroad grew by 30.8%, compared to growth of 12.1% in 2007. OFW remittances increased as demand for OFWs continued to grow in the education and health care sectors in North America and the construction sector in the Middle East. Higher remittance levels were partially offset by lower income from property investments in 2008 compared to 2007.

In the first nine months of 2009, net factor income from abroad increased by 25.2% to (Peso)149.4 billion from (Peso)119.3 billion in the first nine months of 2008. The increase was mainly due to increased remittances from OFWs as demand for OFWs increased in the education and health care sectors in North America, as well as in the construction sector in the Middle East. The growth in net factor income from abroad was also attributable to decreased property expenses, as OFWs and their families chose to save their earnings instead of investing the same.

In the first ten months of 2009, preliminary data shows that total OFW remittances were $14.3 billion, 4.5% higher than the $13.7 billion recorded in the first ten months of 2008. Growth in remittances in 2009 is primarily attributable to continued deployments of both land-based and sea-based workers overseas, as well the growth in the number of skilled and higher-income workers deployed. In 2008, preliminary data shows that total OFW remittances were $16.4 billion, a 13.7% increase from total remittances of $14.4 billion in 2007, higher than the Government’s forecast of 10.0% growth for 2008.

Prices, Employment and Wages

Inflation

The Philippines reports inflation as the annual percentage change in the consumer price index (“CPI”), which measures the average price of a standard “basket” of goods and services used by a typical consumer. The National Statistics Office (“NSO”) conducts a nationwide Family Income and Expenditure Survey every three years. Although the Government previously reported inflation figures based on both the 1994 CPI basket and the 2000 CPI basket, the 2000 CPI basket has been the only official measure for inflation since January 2005.

The following table sets out the principal components of the 2000 CPI basket.

PRINCIPAL COMPONENTS OF THE 2000 CPI BASKET

Category	2000 CPI Basket
Food items (including beverages and tobacco), total	50.0
Rice	9.4
Non-food items, total	50.0
Housing and repairs	16.8
Services	15.9
Fuel, light and water	6.9
Clothing	3.0
Miscellaneous	7.3

The following table sets out the consumer price index (based on the 2000 CPI basket) and the manufacturing sector’s equivalent, the producer price index (based on the 1994 Producer Price Index benchmark for 2004 and 2005, while the 2000 PPI was the base for 2006 onwards), as well as the annual percentage changes in each index.

CHANGES IN CONSUMER AND PRODUCER PRICE INDEX

	2004	2005	2006	2007	2008	2009(1)
Consumer Price Index	120.6	129.8	137.9	141.8	155.0	159.7
Increase over previous year	6.0%	7.6%	6.2%	2.8%	9.3%	3.2%
Producer Price Index for manufacturing (“PPI”)	198.2	219.5	169.6	170.8	175.3	172.7 (2)
Increase over previous year	7.5%	10.8%	11.2%	0.7%	4.1%	-0.6%

Source: National Statistics Office.

(1)	Average of the CPI from January to November 2009.

(2)	Average of the PPI from January to September 2009.

The average inflation rate for 2006 was 6.2%, which was lower than the 7.7% inflation rate recorded in 2005 as all commodity groups recorded slower average annual growth rates. The lowest average inflation rate among the commodity groups during the year was registered in clothing and miscellaneous items. The highest average inflation was for fuel, light and water at 12.9%.

The average inflation rate for 2007 was 2.8%, which was lower than the 6.2% inflation rate recorded in 2006 due to lower annual average growth rates registered in all commodity groups. The biggest drop in inflation rate was in fuel, light and water due to a lower annual increase in the price of kerosene.

The average inflation rate for 2008 was 9.3%, higher than the average inflation rate of 2.8% in 2007. The primary inflationary pressures in 2008 were increases in food and energy prices. In particular, domestic rice prices rose during the first six months of 2008 due to an increase in the price of fertilizers and fuel, as a result of a rise in global oil prices, and a significant rise in the price of imported rice.

Inflation as of November 2009 was 2.8%, which was higher than the 1.6% for October 2009, but substantially lower than the 9.9% recorded for November 2008. The decrease on a year-on-year basis was a result of smaller price increases in all commodity groups particularly fuel, light and water and services. Average inflation for the first eleven months of 2009 was 3.2%, which is within the Government’s average inflation target between 2.5% to 4.5% for 2009.

Preliminary data indicates that the PPI decreased by 0.9% from 175.8 in August 2009 to 174.2 in September 2009 due to price decreases of several products, particularly furniture and fixtures, basic metals, petroleum products and paper products. These price decreases offset increases in the price of wood products, footwear and apparel. The PPI for September 2009 was approximately 3.6% lower than the level recorded in September 2008, primarily due to price decreases in furniture and fixtures, basic metals and petroleum products.

Employment and Wages

The following table presents selected employment information for various sectors of the economy.

SELECTED EMPLOYMENT INFORMATION

	2004	2005	2006	2007	2008	2009(1)
Labor force (in thousands)(old methodology)(2)(3)	35,480	34,938	—	—	—	—
Labor force (in thousands)(new methodology)(2)(3)	—	—	35,464	36,213	36,805	37,891
Unemployment rate (old methodology)	11.9%	11.4%
Unemployment rate (new methodology)			8.0%	7.3%	7.4%	7.5%
Employment share by sector:
Agriculture, fishery and forestry	35.9	35.9	35.8	35.1	35.3	34.3
Industry sector
Mining and quarrying	0.4	0.4	0.4	0.4	0.5	0.5
Manufacturing	9.8	9.6	9.4	9.1	8.6	8.3
Construction	5.4	5.3	5.1	5.3	5.4	5.4
Electricity, gas and water	0.4	0.4	0.4	0.4	0.4	0.4

Total industry sector	15.9%	15.7%	15.3%	15.3%	14.8%	14.5%
Service sector
Transportation, communication and storage	7.7	7.6	7.6	7.7	7.6	7.6
Trade	18.5	19.0	19.0	18.9	18.9	19.2
Finance and housing	3.2	3.3	3.5	3.7	3.9	4.1
Services	18.7	18.5	18.8	19.2	19.5	20.2

Total services sector	48.1%	48.4%	48.9%	49.6%	49.9%	51.1%

Total employed	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Bureau of Labor and Employment Statistics—Current Labor Statistics; National Statistics Office—Labor Force Survey.

(1)	Average of January, April, July and October 2009 Labor Force Survey figures.

(2)	Does not include OFWs.

(3)	Figures generated using 2000 census-based population projections.

As of October 2009, the labor force in the Republic, not including OFWs, totaled 37.9 million people. Workers in the Republic are employed primarily in service industries, such as wholesale and retail trade and repair of motor vehicles, motorcycles and personal and household goods. Filipino workers in the agriculture sector comprised 34.3% of the total employed followed by the industry sector, which employed 14.5% of the total labor force as of October 2009. Most Filipinos employed in the industry sector, constituting approximately 8.3% of the total labor force, worked in the manufacturing subsector.

Regional tripartite bodies consisting of representatives of Government, businesses and workers establish minimum wage adjustments, which vary based on region and industry. Under Philippine law, minimum wage adjustments may only be increased once in any twelve month period. The minimum wages for workers in Metro Manila and the surrounding areas are the highest in the country.

In April 2005, the Government adopted a new definition of unemployment. The old definition of unemployment included all persons at least 15 years old without work who were seeking work. The new definition is restricted to such persons who are also immediately available for work (excluding, for example, students seeking work who would not be able to immediately take on new employment). The new definition of employment is intended to make the Republic’s reporting of labor statistics consistent with prevailing international standards. Using the new definition of unemployment, the national average unemployment for the period of July to December 2005 was 7.8% in 2005. Under the old methodology, the unemployment rate would have been 11.9% in the first six months of 2005.

The average unemployment rate of 8.0% in 2006 was slightly higher than the 7.8% average for the period of July to December 2005. The employment rate in the agricultural and services sectors increased by 1.7% and 3.2%, respectively, but this was offset in part by the unemployment rate for the industry sector, which decreased by 0.3%.

The average rate of unemployment in 2007 was 7.3%, a decrease from 8.0% in 2006. Leading contributors to the decrease in unemployment in 2007 were increases in the number of workers employed in the services and industry sectors. The services sector continued to employ the highest number of persons in 2007, and contributed 697,000 new jobs to the economy in 2007.

The average rate of unemployment in 2008 was 7.4%, compared to 7.3% in 2007. The increase in the unemployment rate from the previous year was attributed mainly to decreased employment in the industry sector, particularly in manufacturing. Unemployment remained high in urbanized areas, with the unemployment rate in the National Capital Region reaching 12.2% and the unemployment rate in Region IV-A reaching 9.2%.

The average rate of unemployment in 2009 was 7.5%, an increase from the 7.4% average unemployment rate in 2008. The services sector continued to employ the highest number of persons in 2009, accounting for 51.1% of the total workforce of approximately 37.9 million, followed by the 34.3% employed in the agriculture sector and 14.5% in the industrial sector. In the National Capital Region, which includes Metro Manila, the unemployment rate of 12.9% in 2009 was significantly higher than the national average.

Social Security System and Government Service Insurance System

The Philippines does not pay any unemployment compensation or make any general welfare payments other than through the Social Security System and the Government Service Insurance System. The Social Security System provides private sector employees, including self-employed persons and their families, with protection against decreases in income due to disability, sickness, old age and death. Monthly contributions by covered employees and their employers, and investment income of the Social Security System, fund the system. The Social Security System invests its funds in Government securities and in domestic equity securities.

The Government Service Insurance System administers social security benefits for Government employees, including retirement benefits, life insurance, medical care and sickness and disability benefits. It also administers the self-insurance program for Government properties, such as buildings and equipment. The Government Service Insurance System also oversees loan programs, including housing loans for Government employees. Monthly contributions by covered employees and their employers fund the system. Government agencies must include in their annual appropriations the amounts needed to cover their share of the contributions and any additional premium required based on the hazardous nature of the work. The Government Service Insurance System invests its funds in a manner similar to the Social Security System.

Savings

The following table sets out gross national savings, total investment and the savings-investment gap as a percentage of GDP.

NATIONAL SAVINGS AND INVESTMENTS

Item	2004	2005	2006	2007	2008
Gross national savings	29.7%	30.1%	29.1%	30.2%	30.8%
Gross domestic savings	21.2	21.9	20.0	20.7	19.2
Foreign savings	4.9	4.9	8.3	9.7	9.7
Investment	16.8	14.6	14.5	15.4	15.2
Saving-investment gap	13.0%	15.5%	14.8%	15.8%	15.2%

Source: National Accounts, NSCB.

Balance of Payments

Overview

Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current account and the capital and financial accounts. The current account tracks a country’s trade-in-goods, services, income and current transfer transactions. The capital and financial account includes the capital account, which covers all transactions involving capital transfers and acquisition or disposition of non-produced, non-financial assets, and the financial account, which covers all transactions associated with changes of ownership in the foreign financial assets and liabilities of an economy. A balance of payments surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. A balance of payments deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency.

Revisions

On March 30, 2005, Bangko Sentral released the balance of payments statistics for 2003 and 2004, which incorporate the results of improved data collection and estimation methodologies, revised classifications and treatment, and new methodologies to make the compilation practices consistent with internationally recommended concepts. The most significant revisions involved adjustments to import statistics, the treatments of remittances by OFWs and trade credits.

In the case of import data, the revisions were made in accordance with the recommendations of the Inter-agency Committee on Trade Statistics (comprising representatives of the Bangko Sentral, NSO, the National Economic Development Authority (“NEDA”), Bureau of Customs and the National Statistical Coordination Board), and included valuation adjustments of imports under consignment arrangements, particularly for electronics and garments, and other imports not covered in the foreign trade statistics of the NSO, such as remittances in kind. These adjustments resulted in a wider trade deficit that consequently reduced the current account balance. In the case of remittances, OFW remittance statistics were revised to categorize OFWs into residents and non-residents in accordance with the one-year residency rule recommended in the IMF’s BPM5. Under the BPM5 methodology, the residency of seasonal workers, such as OFWs, is classified according to the length of their intended stay in the host country. Generally, OFWs who are expected to be working abroad for less than one year are classified as Philippine residents and their gross earnings are reflected under the income account. On the other hand, OFWs who are expected to be working abroad for one year or more are classified as non-residents and their remittances are reflected under the current transfers account. Moreover, the new estimation methodology takes into account cash remittances made by OFWs through informal channels, as well as remittances-in-kind. Calculation of these cash remittances and remittances-in-kind are based on data from the

NSO’s Survey of Overseas Filipinos. Trade credits are now based on surveys and external debt reports, rather than the previous method of deriving trade receivables and payables from data on goods shipments and payments. Other changes involved the use of new databases, such as administrative records of government regulatory agencies, as well as records of international agencies.

With respect to imports and exports of goods, the balance of payments statistics released by Bangko Sentral are based on the trade-in-goods statistics compiled by the NSO. However, for purposes of inclusion in the overall balance of payments, the trade-in-goods statistics reported by the NSO are adjusted by Bangko Sentral to exclude temporary exports and imports and returned goods. This adjustment is intended to bring the balance of payments results in line with the IMF’s BPM5.

In August 2005, the NSO released revised export figures for 2004 and import figures for 2003 and 2004. Exports of goods in 2004 were revised from $39.6 billion to $39.7 billion due to previously underreported exports from Subic Bay. Imports of goods were revised from $37.5 billion to $40.5 billion for 2003 and from $40.3 billion to $44.0 billion for 2004. As noted above, the revisions in the import data included valuation adjustments of imported components used in electronic goods that were subsequently exported. The understatement, particularly in these electronic components under consigned arrangement, was due to the fact that (i) the actual import value is unknown to the importer since the relevant components are off-balance sheet items and (ii) these types of goods are duty-free and, therefore, subject to less rigid customs checks than dutiable goods. Overall, the Republic’s trade-in-goods deficits as reported by the NSO were revised from $1.3 billion to $4.2 billion for 2003 and from $713 million to $4.4 billion for 2004. The August 2005 revisions to NSO’s trade figures are reflected in the discussion in the section “—Current Account—Goods Trade”.

In March 2006, along with the release of the full year balance of payments data for 2005, Bangko Sentral also released revised balance of payments data for the years 1999 to 2004. The revisions for the years 2003 and 2004 mainly reflected data updates and reclassification, specifically in the financial account.

In September 2006, along with the balance of payments data for the first half of 2006, the Bangko Sentral released revisions to the balance of payments data for 2004 and 2005. The revisions mainly consisted of: (i) reclassification of transactions previously recorded under merchant services imports to miscellaneous business, professional and technical services; (ii) correction of reinvested earnings under the income account; and (iii) revision of the 2004 and 2005 portfolio investment assets to reflect the revised results of the Coordinated Portfolio Investment Survey. As a result of the revisions, reinvested earnings and undistributed branch earnings reversed to a deficit of $140 million from the $25 million surplus originally reported. The income account deficit consequently increased to $294 million from the $107.0 billion originally reported. The portfolio investments account increased to a surplus of $3.5 billion from the $2.8 billion originally reported. This brought the financial account balance to $2.2 billion, an increase from the $820 million originally reported.

In September 2008, along with the balance of payments data for the second half of 2008, Bangko Sentral released revisions to the balance of payments data for 2007. The revisions mainly consisted of: (i) revision of the goods import and export figures to reflect adjustments made by the NSO; (ii) revision of investment income under the income account; and (iii) revision of portfolio investment and other investment assets to reflect the revised results of the Coordinated Portfolio Investment Survey. As a result of the revisions, goods exports increased to $49.5 billion from the $49.3 billion originally reported. Goods imports increased to $57.9 billion from the $57.6 billion originally reported. Investment income increased to a deficit of $3.9 billion from the $3.5 billion originally reported. Assets under the portfolio investments account reversed to a deficit of $834 million from the $481 million surplus originally reported; while assets under the other investment account increased from $2.5 billion to $4.8 billion.

In September 2009, along with the balance of payments data for the first half of 2009, Bangko Sentral released revisions to the balance of payments data for 2008. The revisions mainly consist of (i) revision of the goods import and export figures to reflect adjustments made by the NSO; (ii) revision of investment income under the income account; and (iii) revision of portfolio investment and other investment assets to reflect the revised results of the Coordinated Portfolio Investment Survey. As a result of the revisions, goods exports increased to $48.3 billion from the $48.2 billion originally reported. Goods imports increased to $61.1 billion from the $60.8 billion originally reported. Investment income increased to a deficit of $4.0 billion from the $3.9 billion originally reported. The asset deficit under the portfolio investments decreased to a deficit of $619 million from a deficit of $1.0 billion originally reported; while the asset deficit under the other investment account increased from a deficit of $3.8 billion to $4.4 billion.

The following table sets out the consolidated financial position for the Republic for the years 2004 to 2008, as well as preliminary data as of June 30, 2009. Please note that, as indicated above, Bangko Sentral announced revisions to the balance of payment statistics for 2008 in September 2009. As a result, the data included in this table may be different from previously reported data.

BALANCE OF PAYMENTS

	2004	2005	2006	2007	2008(1)	2009(2)
	(in millions)
Overall BOP position:(3)	$(280)	$2,410	$3,769	$8,557	$89	$2,216

Current account(1)	$1,628	$1,984	$5,347	$7,119	$3,897	$3,936

Goods and services:	(7,461)	(9,113)	(6,595)	(6,142)	(11,469)	(3,957)
Exports	42,837	44,788	52,970	59,278	58,448	21,388
Imports	50,298	53,901	59,565	65,420	69,917	25,345
Goods	(5,684)	(7,773)	(6,732)	(8,391)	(12,885)	(4,553)
Credit: Exports	38,794	40,263	46,526	49,512	48,253	16,822
Debit: Imports	44,478	48,036	53,258	57,903	61,138	21,375
Services	(1,777)	(1,340)	137	2,249	1,416	596
Credit: Exports	4,043	4,525	6,444	9,766	10,195	4,566
Debit: Imports	5,820	5,865	6,307	7,517	8,779	3,970
Income:	(71)	(294)	(1,255)	(892)	140	6
Credit: Receipts	3,725	3,937	4,388	5,351	5,973	2,797
Debit: disbursements	3,796	4,231	5,643	6,243	5,833	2,791
Current transfers:	9,160	11,391	13,197	14,153	15,226	7,887
Credit: Receipts	9,420	11,711	13,511	14,573	15,781	8,151
Debit: Disbursements	260	320	314	420	555	264
Capital and financial account:	(1,630)	2,229	20	3,527	(1,898)	(1,029)

Capital account:	17	40	138	24	53	36
Credit: Receipts	46	58	181	108	114	67
Debit: Disbursements	29	18	43	84	61	31
Financial account:	(1,647)	2,189	(118)	3,503	(1,951)	(1,065)
Direct investment	109	1,665	2,818	(620)	1,144	769
Debit: Assets, residents’ investments abroad	579	189	103	3,536	259	123
Credit: Liabilities, non-residents’ investments in the Philippines	688	1,854	2,921	2,916	1,403	892
Portfolio investments	(1,713)	3,475	3,043	4,623	(3,799)	372
Debit: Assets, residents’ investments abroad	910	146	1,567	(834)	(619)	(68)
Credit: Liabilities, non-residents’ investments in the Philippines	(803)	3,621	4,610	3,789	(4,418)	304
Financial derivatives:	(27)	(43)	(138)	(288)	(113)	53
Debit: Assets, residents’ investments abroad	(58)	(98)	(159)	(170)	(541)	(212)
Credit: Liabilities, non-residents’ investments in the Philippines	(85)	(141)	(297)	(458)	(654)	(159)
Other investment:	(16)	(2,908)	(5,841)	(212)	817	(2,259)
Debit	859	4,791	3,512	4,840	(4,395)	113
Credit	843	1,883	(2,329)	4,628	(3,578)	(2,146)
Net unclassified items:	(278)	(1,803)	(1,598)	(2,089)	(1,910)	(691)

Source: Bangko Sentral.

(1)	Revised to reflect: late reports, post audit adjustments and final data from companies. Please see “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary data as of September 24, 2009 for the first six months of 2009.

(3)	The overall BOP position is determined by deducting change in reserve liabilities from change in reserve assets.

Overall Balance of Payments Performance

In 2006, the Republic’s balance of payments position recorded a surplus of $3.8 billion, which was a 56.4% increase from the surplus of $2.4 billion in 2005. The increase reflected a considerable surplus in the current account of $5.3 billion compared to the current account surplus of $2.0 billion in 2005. The significant increase more than offset the smaller net inflow in the capital and financial account following higher prepayments of public and private sector bonds and loans during the year. The increase in the current account was primarily due to the continued inflows of OFW remittances combined with a lower goods and services account deficit which together more than offset a widening deficit in the income account. Receipts from transfers mostly comprised OFW remittances which rose 15.9% compared to the previous year. The 27.5% contraction in the goods and services account deficit from $9.1 billion to $6.7 billion was due to a reversal of the services account from a net outflow of $1.3 billion to a net inflow of $137 million and a lower trade-in-goods deficit of $6.7 billion compared to $7.8 billion in 2005. The reversal of the deficit in the services account was due to higher net inflows from travel, communication and other business services, led by increasing BPO activities. Net travel receipts grew by 32.9% following a rise in foreign visitors to the Philippines. The trade-in-goods deficit contracted primarily due to higher exports of manufactured goods, mineral products, petroleum products and produce.

In 2007, the Republic’s overall balance of payments position recorded a surplus of $8.6 billion, more than twice the surplus of $3.8 billion in 2006. The higher balance of payments position was supported by sustained inflows from OFWs. In addition, the higher balance of payments surplus was recorded although the Republic prepaid certain public and private sector obligations during this period, due to ample foreign exchange liquidity in the system which allowed for such prepayments before maturity, with total prepayments reaching $2.2 billion during the year. The overall balance of payments position was also supported by increased foreign exchange inflows, as recorded in the current account, which grew by 34.0% to $7.1 billion from $5.3 billion in 2006, where an increase in the trade-in-goods deficit was offset by a surplus in the services account of $2.2 billion from $137 million in 2006. Growth in the capital and financial account resulted in a $3.5 billion surplus compared to $20.0 million in 2006, was primarily attributable to the financial account, which had a surplus of $3.5 billion from a deficit of $118 million in 2006. In this account, the net inflow in portfolio investments grew by 53.3% to $4.6 billion from $3.0 billion in the previous year.

In 2008, the overall balance of payments position of the Republic recorded a surplus of $89 million, which was considerably lower than the $8.6 billion overall surplus recorded in 2007. This overall change in the balance of payments position was mainly attributable to the deficit in the capital and financial account of $1.9 billion for the year, which was a reversal from the surplus of $3.5 billion in 2007. In addition, the current account surplus of $3.9 billion in 2008 was 45.1% lower than the $7.1 billion surplus recorded in 2007. The sustained surplus in the current account is primarily attributable to the increase in net current transfers, which was attributable primarily to higher remittances and the surplus of net income flows. These developments were offset in part, however, by lower net services inflows and the higher trade-in-goods deficit.

In the first six months of 2009, preliminary data indicates that the overall balance of payments position of the Republic recorded a surplus of $2.2 billion, 14.6% higher than the surplus of $1.9 billion recorded in the same period of 2008. The surplus in the overall position was attributable primarily to a higher surplus in the current account, which recorded a surplus of $3.9 billion for the first six months of 2009, 81.5% higher than the $2.2 billion surplus for the same period in 2008. By contrast, the capital and financial account recorded a deficit of $1.0 billion in the first six months of 2009 compared to the $891 million surplus recorded in the same period in 2008. The reversal in the capital and financial account was primarily attributable to a reversal of the other investments accounts to a net deficit, which more than offset surpluses in the direct and portfolio investments accounts.

Current Account

The Republic’s current account recorded a surplus of $5.3 billion for 2006, a significant increase from the $2.0 billion surplus for 2005. The expansion of the current account surplus mainly reflected the combined effects of higher net current transfer inflows primarily from continued OFW remittances and lower deficits in the trade-in-goods and services accounts, resulting primarily from export growth and receipts from foreign visitors and BPO services.

The current account recorded a surplus of $7.1 billion in 2007, 34.0% higher than the previous year’s surplus of $5.3 billion. The higher surplus was mainly the result of strong inflows in the current transfers and services account, which grew by 7.2% to $14.2 billion, as a result of higher remittances by OFWs. The income account also recorded a lower deficit during the year of $892.0 million, from a deficit of $1.3 billion in 2006. These improvements more than offset the higher trade-in-goods deficit, which widened by 25.4% to $8.4 billion from a deficit of $6.7 billion in 2006.

In 2008, the current account recorded a surplus of $3.9 billion, a decrease of approximately 45.1% from a surplus of $7.1 billion recorded in the previous year. The lower surplus was mainly the result of the trade-in-goods deficit in 2008, which increased to $12.9 billion from an $8.4 billion deficit in 2007 due to higher levels of imports of all major commodities and a contraction in the exports of goods. A lower net inflow of services, which declined by 36.4% to $1.4 billion in 2008 from $2.2 billion in 2007, also contributed to the decrease in the current account surplus. These developments offset improvements in net current transfer receipts of $15.2 billion, which was a 7.0% increase from the $14.2 billion recorded in 2007.

In the first six months of 2009, according to preliminary data, the current account recorded a surplus of $3.9 billion, an increase of 81.5% from a surplus of $2.2 billion recorded in the same period in 2008. The higher surplus was mainly the result of a lower trade-in-goods deficit compared with the same period in 2008. In the first six months of 2009, the trade-in-goods deficit narrowed by 29.7% to $4.6 billion, lower than the deficit of $6.5 billion in the same period in 2008; however, total imports and exports of goods were both lower in the first six months of 2009 as a result of the global economic downturn. Current transfers also increased by 3.8% in the first six months of 2009 to $7.9 billion, from $7.6 billion for the same period in 2008. These increases offset a decrease in net inflow of services by 27.1%, from $818 million in the first six months of 2008 to $596 million in the first six months of 2009.

Goods Trade.    Trading in goods significantly affects the Philippine economy. From 2004 to 2008, exports (as reported by the NSO) were equal to an average of 38.4% of the country’s GDP, and imports were equal to an average of 43.0% of GDP, respectively.

A significant proportion of exports depends on imported raw materials or other inputs, rendering the country’s exports vulnerable to any import decline resulting from a peso depreciation. See “Monetary System—Foreign Exchange System”.

The trade-in-goods deficit in 2006 was $6.7 billion, a decrease of 14.1% from the deficit of $7.8 billion in 2005. The improvement was attributable to export growth of 15.6% for the year, compared to 10.9% growth in imports in the same period. The key growth product drivers for export were manufactured goods, minerals, and petroleum products, which grew by 10.6%, 156.8% and 56.7%, respectively.

The trade-in-goods account deficit widened by 25.4% to $8.4 billion in 2007, compared to a deficit of $6.7 billion in 2006, as the growth of imports outpaced that of exports. Imports of goods in 2007 expanded by 8.7%, supported by higher purchases across all major commodity groups, led by raw materials and intermediate goods, while notable increases were recorded in mineral fuels and lubricants. Exports of goods in 2007 rose by 6.4%, driven by higher shipments of manufactures (mainly electronics, machinery and transport, chemicals, wood, and processed food and beverages), mineral and petroleum products, coconut products, fruits and vegetables and other agro-based products.

In 2008, the trade-in-goods deficit widened to $12.9 billion, a 53.6% increase from the deficit of $8.4 billion recorded in 2007. The higher deficit was mainly due to the combined effects of growth in imports and contraction in exports of goods in 2008. Import growth was 5.6% in the year, compared to 8.7% growth in 2007, as a result of higher raw material costs globally. The higher deficit was also attributable to exports of goods contracting by 2.5% in 2008, a reversal from 6.4% growth for the same period in 2007 as a result of the slowdown of developed economies from the global economic downturn. Though the rate of import growth slowed, there was nevertheless an increase in the imports of all major import commodities in 2008, with purchases of consumer goods and mineral fuels and lubricants posting growth rates of 41.7% and 29.2%, respectively.

Preliminary data indicates that in the first eight months of 2009, the trade-in-goods deficit narrowed to $5.8 billion, 39.6% lower than the deficit of $9.6 billion recorded in the same period in 2008. The lower deficit was due mainly to total imports contracting more than total exports did during the period. Imports in the first eight months of 2009 contracted by $14.2 billion in the period to $29.3 billion, a decrease of 32.7% from the first eight months of 2008. Imports of all major commodity groups recorded contractions of more than 20% in the first eight months of 2009. Exports contracted by $10.4 billion to $23.5 billion in the first eight months of 2009, a decrease of 30.7% from the $33.9 billion recorded in the first eight months of 2008.

Exports of Goods.    The following tables set out the Republic’s exports of goods by major commodity group and destination, as reported by the NSO and adjusted by the BSP.

EXPORTS OF GOODS BY COMMODITY GROUP

							Percentage of Total Exports
	2004	2005	2006	2007	2008(1)	2009(2)	2004	2008
	(in millions, except percentages)
Manufactures
Electronics, electrical equipment, parts and Telecom(3)
Electronic products(4)	$26,722	$27,287	$29,673	$31,085	$28,502	$13,732	67.3%	58.1%
Other electronics	1,145	1,200	941	1,158	1,426	840	2.9	2.9
Garments	2,171	2,309	2,655	2,309	1,952	1,036	5.5	4.0
Textile yarns/fabrics	238	247	220	209	194	94	0.6	0.4
Footwear	34	26	25	31	31	18	0.1	0.1
Travel goods and handbags	39	20	30	104	95	40	0.1	0.2
Wood manufactures	122	138	651	770	918	530	0.3	1.9
Furniture & fixtures	294	304	276	241	221	93	0.7	0.5
Chemicals	448	546	758	1,032	1,130	593	1.1	2.3
Non-metallic mineral manufactures	165	171	182	223	211	105	0.4	0.4
Machinery and transport equipment(4)	1,604	1,836	1,713	1,857	2,116	1,207	4.0	4.3
Processed food and beverages	498	519	536	728	943	659	1.3	1.9
Iron and steel	58	94	244	265	263	83	0.1	0.5
Baby carriages, toys, games and sporting goods	128	131	152	152	143	82	0.3	0.3
Basketwork, wickerwork and other articles of plaiting materials	67	58	53	56	42	25	0.2	0.1
Miscellaneous	234	283	358	342	332	185	0.6	0.7
Others	1,558	1,776	2,392	2,394	2,480	1,585	3.9	5.1

Total manufactures	35,525	36,945	40,859	42,956	40,999	20,906	89.5	83.5
Agro-based products
Coconut products	716	821	757	946	1,348	465	1.8	2.7
Sugar and sugar products	79	81	98	88	80	60	0.2	0.2
Fruits and vegetables	601	660	724	750	735	496	1.5	1.5
Other agro-based products	476	442	457	521	612	336	1.2	1.2

Total agro-based products	1,872	2,004	2,036	2,305	2,775	1,357	4.7	5.7
Mineral products	796	819	2,103	2,605	2,498	950	2.0	5.1
Petroleum products	380	586	918	1,109	1,240	185	1.0	2.5
Forest products	34	33	28	34	34	23	0.1	0.1
Others	1,074	868	1,466	1,456	1,531	584	2.7	3.1

Total (per NSO)	$39,681	$41,255	$47,410	$50,465	$49,077	$24,005	100.0%	100.0%

Less adjustments (conceptual and undercoverage)(5)	(887)	(992)	(884)	(953)	(824)	(538)

Total (BPM5)	$38,794	$40,263	$46,526	$49,512	$48,253	$23,467

Source: National Statistics Office.

(1)	Total export figures for 2008 were revised in September 2009. Please see “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary data as of October 13, 2009 for the first eight months of 2009.

(3)	Data reflects the old definition of electronic parts and equipment, which includes only microcircuit semiconductors and other electronic equipment.

(4)	Includes semiconductors, electronic data processing, office equipment, consumer electronics, telecommunication, radar, medical and industrial instrumentation and automotive electronics.

(5)	Conceptual adjustments reflect the exclusion of returned goods and temporary exports, in accordance with the IMF’s Balance of Payments Manual (BPM5), while coverage adjustments reflect the inclusion of exports of goods that are not captured in the data sourced from the NSO’s foreign trade statistics.

EXPORTS OF GOODS BY DESTINATION

							Percentage of Total Exports
Country	2004	2005	2006	2007	2008(1)	2009(2)	2004	2008
	(in millions, except percentages)
United States	$7,088	$7,418	$8,690	$8,594	$8,207	$4,188	17.9%	16.7%
Japan	7,981	7,205	7,916	7,303	7,707	3,858	20.1	15.7
Southeast Asia(3)	4,202	4,435	4,679	4,885	4,476	2,086	10.6	9.1
United Kingdom	555	437	484	479	483	184	1.4	1.0
Hong Kong	3,146	3,341	3,706	5,804	4,987	2,012	7.9	10.2
Netherlands	3,583	4,033	4,769	4,150	3,708	2,205	9.0	7.6
Federal Republic of Germany	1,436	1,349	1,781	2,149	2,440	1,409	3.6	5.0
China, Republic of (Taiwan)	2,228	1,888	2,010	1,973	1,862	897	5.6	3.8
Korea, Republic of	1,113	1,391	1,423	1,784	2,523	1,172	2.8	5.1
China, People’s Republic of	2,653	4,077	4,628	5,750	5,469	2,084	6.7	11.1
Others	5,696	5,681	7,324	7,594	7,215	3,910	14.4	14.7

Total(4)	$39,681	$41,255	$47,410	$50,465	$49,077	$24,005	100%	100%

Source: National Statistics Office.

(1)	Total export figures for 2008 were revised in September 2009. Please see “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary data as of October 13, 2009 for the first eight months of 2009.

(3)	Includes only Malaysia, Indonesia, Thailand, Brunei, Vietnam, Myanmar and Laos.

(4)	Based on NSO foreign trade statistics.

Exports of goods, as reported by the NSO, grew by 9.5% in 2004, 4.0% in 2005, 14.9% in 2006, and 6.4% in 2007, but decreased 2.8% in 2008 and 30.7% in the first eight months of 2009. As a percentage of total exports, manufactured goods decreased from 89.5% in 2004 to 83.5% in 2008. During the same period, exports of garments as a proportion of total exports decreased from 5.5% in 2004 to 4.0% in 2008 primarily due to increased international competition and a general decline in global demand. Exports of agriculture products, including coconut products, sugar products and fruits and vegetables, increased as a proportion of total exports from 3.5% in 2004 to 4.4% in 2008. As a percentage of total exports, machinery and transport equipment increased from 4.0% in 2004 to 4.3% in 2008.

In 2006, total exports of goods increased by 14.9% to $47.4 billion, from $41.3 billion in 2005. The increase was supported mainly by higher shipments of manufactured products such as electronics, garments, wood, chemicals and iron and steel. Electronics shipments in 2006 were recorded at $29.7 billion, an increase of 8.8% from the $27.3 billion recorded in 2005. Chemical shipments, another major contributor to export growth, grew by 38.9% in 2006 to $758 million from $546 million in 2005. Other drivers of growth in 2006 were mineral and petroleum products, coconut products and fruits and vegetables.

In 2007, total exports of goods increased by 6.4% to $50.5 billion from $47.4 billion in 2006. The increase was supported mainly by higher shipments of manufactured products such as electronics, machinery and transport, chemicals, wood and processed food and beverages. Electronics shipments in 2007 were $32.2 billion, an increase of 5.2% from $30.6 billion recorded in 2006. Chemical shipments increased by 36.1% in 2007 to $1.0 billion from $758 million in 2006. Other drivers of growth in 2007 were mineral and petroleum products, coconut products, fruits and vegetables and agro-based products.

In 2008, total exports of goods decreased by 2.8% to $49.1 billion from $50.5 billion in 2007. The decrease was mainly attributable to a 4.6% decline of total exports of manufactured products to $41.0 billion in 2008 from

$43.0 billion in 2007. Manufactured goods comprised 83.5% of total exports in 2008. Total electronics shipments, which comprise the majority of manufactured products exports, were $29.9 billion in 2008, a decrease of 7.2% from the $32.2 billion in 2007, due mainly to decreases in exports of semiconductors and consumer electronics. The decrease in manufacturing exports was partially offset by higher shipments of petroleum products and agriculture products, which grew by 11.8% and 5.7% in 2008, respectively. The overall decline in export growth of 2.8% in 2008 was a reversal from 4.1% growth in the first nine months of the year and 4.2% in the first six months, and is attributable to the sharp downturn in the global economy in the fourth quarter.

Preliminary data indicates that in the first eight months of 2009, total exports of goods decreased by 30.3% to $24.0 billion from $34.5 billion for the same period of 2008. The decrease was mainly attributable to weak global demand across most goods, including manufactured goods, petroleum products, mineral products and agricultural products. In particular, total exports of manufactured goods, which comprise approximately 87.1% of total exports, declined by 27.2%, primarily due to a sharp decline in electronics exports to $14.6 billion from $21.2 billion in the same period last year. Exports of mineral products recorded a 47.0% decline, due mainly to a decrease in copper prices. Exports of petroleum products and agricultural products decreased by 81.0% and 29.1%, respectively. These declines were partially offset by growth in exports of sugar and related products.

The United States accounted for, on average, 17.6% of total exports from 2004 to 2008. Japan accounted for, on average, 16.9% of Philippine exports from 2004 to 2008. In the first eight months of 2009, the United States was the destination for approximately 17.4% of the Republic’s exports, while Japan accounted for 16.1% of total exports. The Republic aims to diversify its export markets and increase its exports to other countries, particularly ASEAN countries, although the Republic’s exports to all markets have generally declined in the first eight months of 2009 as a result of the global economic downturn. The Republic is a party to the ASEAN Free Trade Agreement, which provides for reduced tariffs among ASEAN nations as well as plans for intra-regional investments, industrial linkages and banking and financial integration.

The Republic’s overall average trade-weighted tariff rates increased from 3.7% in 2004 to 4.5% in 2008. By sector, average trade-weighted tariff rates increased from 9.2% in 2004 to 12.0% in 2008 for agricultural products, remained at 2.8% from 2004 to 2008 for mining products and increased from 3.1% in 2004 to 3.7% in 2008 for manufactures.

Imports of Goods.    The import data for 2008 have been recently revised by the NSO. Please see “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data for 2008.

The following tables set out the sources of the Philippines’ imports of goods by commodity group and by country, reflecting import data revisions for 2008.

IMPORTS OF GOODS BY COMMODITY GROUP

	2004	2005	2006	2007	2008(1)	2009(2)	Percentage of Total Imports
							2004	2008
	(in millions, except percentages)
Raw materials and intermediate goods
Unprocessed raw materials(3)	$1,502	$1,482	$1,636	$1,652	$1,910	$1,539	3.3%	3.2%
Semi-processed raw materials(4)	25,887	27,350	30,101	31,278	29,608	14,218	57.5	48.9

Total raw materials and intermediate goods	27,389	28,832	31,737	32,930	31,518	15,757	60.8	52.0
Capital goods	8,743	8,928	9,245	9,711	9,309	4,788	19.4	15.4
Consumer goods
Durable	1,288	1,410	1,640	2,032	2,393	1,477	2.9	4.0
Non-durable	1,739	2,017	2,097	2,636	4,223	2,248	3.9	7.0

Total consumer goods	3,027	3,427	3,737	4,668	6,616	3,725	6.7	10.9
Mineral fuels and lubricants	4,714	6,281	8,001	9,593	12,395	4,525	10.5	20.5
Other	1,148	1,060	853	738	718	352	2.5	1.2

Total(5)	$45,021	$48,528	$53,573	$57,640	$60,556	$29,147	100%	100%

Conceptual and Coverage(6)
Adjustments	(543)	(492)	(315)	263	582	142

Total (BPM5)	$44,478	$48,036	$53,258	$57,903	$61,138	$29,289

Source: National Statistics Office, Bangko Sentral.

(1)	Total import figures for 2008 were revised in September 2009. Please see “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary data as of October 27, 2009 for the first eight months of 2009.

(3)	Includes wheat, corn, unmilled cereals excluding rice and corn, inedible crude materials and unmanufactured tobacco.

(4)	Includes chemicals and chemical compounds, manufactured goods that are not capital or consumer goods, materials for the manufacture of electrical and electronic equipment and parts, and embroideries.

(5)	Includes valuation adjustments to NSO data.

(6)	Conceptual adjustments reflect the exclusion of returned goods and temporary imports, in accordance with the IMF’s BPM5, while coverage adjustments reflect the inclusion of imports of goods that are not captured in the data sourced from the NSO’s foreign trade statistics.

IMPORTS OF GOODS BY SOURCE

							Percentage of Total Imports
Country	2004	2005	2006	2007	2008(1)	2009(2)	2004	2008
	(in millions, except percentages)
Japan	$7,674	$8,071	$7,270	$6,842	$6,604	$3,401	17.4%	11.6%
United States	8,270	9,096	8,437	7,835	7,221	3,493	18.8	12.7
Southeast Asia(3)	4,932	5,145	5,839	6,656	8,432	4,930	11.2	14.9
Hong Kong	1,739	1,929	2,095	2,219	1,958	937	3.9	3.5
Saudi Arabia	1,274	2,182	2,935	3,526	5,032	897	2.9	8.9
Taiwan	3,214	3,549	4,145	4,062	3,835	1,976	7.3	6.8
Republic of Korea	2,740	2,294	3,200	3,278	2,962	1,788	6.2	5.2
Australia	579	531	618	717	902	491	1.3	1.6
Federal Republic of Germany	1,196	1,131	1,368	1,244	1,064	606	2.7	1.9
China, People’s Republic of	2,659	2,973	3,647	4,001	4,246	2,534	6.0	7.5
Others	9,759	10,517	12,220	15,134	14,490	6,954	22.2	25.5

Total	$44,039	$47,418	$51,774	$55,514	$56,746	$28,007	100.0%	100.0%

Source: Foreign Trade Statistics, National Statistics Office, Economic Indices and Indicators Division, Industry and Trade Statistics Department, Republic of the Philippines.

(1)	Total import figures for 2008 were revised in September 2009. Please see “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary data as of October 27, 2009 for the first eight months of 2009.

(3)	Includes only Malaysia, Indonesia, Thailand, Brunei, Vietnam, Myanmar and Laos.

In 2006, imports of goods expanded by 10.4% to $53.6 billion, from a level of $48.5 billion in 2005. The increase in imports was attributable to higher purchases in raw materials and intermediate goods, which increased by 10.1% to $31.7 billion in 2006 from a level of $28.8 billion in 2005. Increases were also recorded in imports of (i) mineral fuels and lubricants, which increased by 27.4% to $8.0 billion in 2006 from $6.3 billion in 2005; and (ii) consumer goods, which increased by 8.8% to $3.7 billion from $3.4 billion. Imports of capital goods grew by 3.4% in 2006.

In 2007, imports of goods expanded by 7.5% to $57.6 billion, from a level of $53.6 billion in 2006. The increase in imports was attributable to higher purchases across almost all major commodity groups, particularly raw materials and intermediate goods, which increased by 3.8% to $32.9 billion in 2007 from a level of $31.7 billion in 2006. Notable increases of over 20.0% were also recorded in imports of (i) mineral fuels and lubricants, which grew by 20.0% to $9.6 billion in 2007 from $8.0 billion in 2006; as well as (ii) consumer goods, which grew by 27.0% to $4.7 billion from $3.7 billion. Imports of capital goods grew by 5.4% in 2007.

In 2008, imports of goods expanded by 5.2% to $60.6 billion, from $57.6 billion in 2007. The increase in imports was attributable primarily to higher purchases of mineral fuels and lubricants, which grew by 29.2% to $12.4 billion in 2008 from $9.6 billion in 2007 due primarily to an increase in global oil prices from late 2007 until mid 2008, and a corresponding increase in petroleum imports. Imports of consumer goods increased by 40.4% to $6.6 billion in 2008 from $4.7 billion in 2007, primarily due to significant increases in rice imports and the increasing price of rice. Rice imports increased following the Government’s and private sector’s attempts to buffer an anticipated deficiency in domestic rice stocks. Imports of raw materials and intermediate goods decreased by 4.3% to $31.5 billion in 2008 from $32.9 billion in 2007. The decrease was primarily due to a decrease in demand for imports of semi-processed raw materials, particularly materials used for the manufacture of electrical equipment. Capital goods imports also decreased by 4.1% from $9.7 billion in 2007 to $9.3 billion in 2008.

Preliminary data indicates that in the first eight months of 2009, total imports of goods decreased by 32.4% to $29.1 billion, from $43.1 billion in the same period of 2008. The decrease in imports was consistent with the slowdown in the domestic and global economies. Imports of mineral fuels and lubricants declined by 51.6% to $4.5 billion in the first eight months of 2009 from $9.3 billion in the same period in 2008. This amount included a decline of 68.2% in crude petroleum imports, and was also due to both a decrease in oil import prices caused by drops in global oil prices, as well as a decrease in oil import volume, largely attributable to the shutdown of various refinery plants in early 2009. Imports of raw materials and intermediate goods decreased by 28.8% to $15.8 billion in the first eight months of 2009, from $22.2 billion in the same period of 2008, driven primarily by a decrease in imports of raw materials needed for the manufacture of electronic goods. Capital goods imports decreased 25.0% to $4.8 billion in the first six months of 2009 from $6.4 billion in the same period of 2008.

Services Trade.    The following table sets out the Republic’s services trade by sector compiled in accordance with the BPM5 framework for the periods indicated. Please note that, as indicated above, Bangko Sentral has recently revised the service trade statistics for the year 2008 and that the data included in this table differs from previously reported data.

SERVICES TRADE

	2004	2005	2006	2007	2008(1)	2009(2)
	(in millions)
Total services trade	$(1,777)	$(1,340)	$137	$2,249	$1,416	$596

Exports	4,043	4,525	6,444	9,766	10,195	4,566
Imports	5,820	5,865	6,307	7,517	8,779	3,970
Transportation	(2,094)	(2,163)	(2,301)	(2,521)	(2,907)	(1,046)

Exports	1,001	962	1,151	1,323	1,368	544
Imports	3,095	3,125	3,452	3,844	4,275	1,590
of which: Passenger	122	222	192	195	37	77
Exports	373	490	518	587	602	286
Imports	251	268	326	392	565	209
of which: Freight	(2,178)	(2,338)	(2,492)	(2,712)	(2,944)	(1,063)
Exports	499	353	474	503	483	167
Imports	2,677	2,691	2,966	3,215	3,427	1,230
of which: Other	(38)	(47)	(1)	(4)	0	(60)
Exports	129	119	159	233	283	91
Imports	167	166	160	237	283	151
Travel	742	986	2,269	3,270	2,175	193

Exports	2,017	2,265	3,501	4,933	4,388	1,377
Imports	1,275	1,279	1,232	1,663	2,213	1,184
Communication services	359	407	477	418	257	108

Exports	487	522	575	517	404	162
Imports	128	115	98	99	147	54
Construction services	23	59	54	92	57	19

Exports	71	66	69	113	90	37
Imports	48	7	15	21	33	18
Insurance services	(187)	(186)	(209)	(229)	(243)	(86)

Exports	12	17	21	22	19	7
Imports	199	203	230	251	262	93

	2004	2005	2006	2007	2008(1)	2009(2)
	(in millions)
Financial services	(34)	(40)	(24)	(123)	(23)	(39)

Exports	43	53	101	87	59	38
Imports	77	93	125	210	82	77
Computer and information services	(16)	27	28	243	320	199

Exports	33	89	95	305	400	252
Imports	49	62	67	62	80	53
Royalties and license fees	(262)	(259)	(343)	(380)	(382)	(213)

Exports	11	6	6	5	0	1
Imports	273	265	349	385	382	214
Other business services	(249)	(114)	263	1,605	2,376	1,566

Exports	361	525	898	2,439	3,446	2,129
Imports	610	639	635	834	1,070	563
Merchanting and other trade-related services	17	14	24	18	29	19
Exports	17	14	24	18	29	19
Imports	0	0	0	0	0	0
Operational leasing services	(53)	(48)	(61)	(86)	(121)	(69)
Exports	4	5	9	10	13	6
Imports	57	53	70	96	134	75
Misc. business, professional and technical services	(213)	(80)	300	1,673	2,468	1,616
Exports	340	506	865	2,411	3,404	2,104
Imports	553	586	565	738	936	488
Personal, cultural and recreational services	(8)	11	19	0	(5)	5
Exports	7	20	27	22	21	19
Imports	15	9	8	22	26	14
Audio-visual and related services	(4)	14	19	2	(9)	6
Exports	7	19	24	15	8	14
Imports	11	5	5	13	17	8
Other personal, cultural and recreational services	(4)	(3)	0	(2)	4	(1)
Exports	0	1	3	7	13	5
Imports	4	4	3	9	9	6
Government services	(51)	(68)	(96)	(126)	(209)	(110)

Exports	0	0	0	0	0	0
Imports	51	68	96	126	209	110

Source: Bangko Sentral.

(1)	Revised to reflect: late reports, post audit adjustments and final data from companies. Please see “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary data as of September 24, 2009 for the first six months of 2009.

In 2006, the trade-in-services account recorded a surplus of $137 million, a reversal from the deficit of $1.3 billion in 2005. The surplus was mainly attributable to higher net inflows from tourism services as more foreigners visited the Philippines and a continued increase in BPO services as the Philippines continues to attract BPO employers primarily due to an abundant English-speaking labor supply and tax incentives for information technology based businesses.

The trade-in-services account recorded a surplus of $2.2 billion in 2007, which was higher than the surplus of $137 million in 2006. The higher surplus was attributed mainly to increases in inflow recorded in travel, construction and other business services, particularly miscellaneous business, professional and technical services. Net receipts from travel increased by 44.1% to $3.3 billion in 2007, and receipts from other business services expanded considerably to $1.6 billion.

In 2008, the Republic recorded a surplus of $1.4 billion in the trade-in-services account, a 37.0% decrease from the $2.2 billion surplus in 2007. This lower surplus was mainly attributable to higher outflows in transportation, insurance, travel and communication services, which offset growth in computer and information services and other business services.

Preliminary data indicates that in the first six months of 2009, the Republic recorded a surplus of $596 million in the trade-in-services account, a 27.1% decrease from the $818 million surplus recorded in the same period in 2008. The lower surplus was mainly attributable to lower inflows in travel services, financial services and communications services. The lower inflows in these areas more than offset growth in transportation, computer and information and other business services, including growth in BPO-related services.

Income.    The following table sets out the Republic’s income compiled in accordance with the IMF’s BPM5 framework for the periods indicated. Entries with “zero” balances indicate either that there were no relevant transactions during the period or that the Republic had not yet begun to track and record the relevant entry. Under the BPM5, the residency of seasonal workers, such as OFWs, is classified according to the length of their intended stay in the host country. Generally, OFWs who are expected to be working abroad for less than one year are classified as Philippine residents and their gross earnings are reflected under the Income Account. On the other hand, OFWs who are expected to be working abroad for one year or more are classified as non-residents and their remittances are reflected under the Current Transfers Account. Please note that, as indicated above, Bangko Sentral has recently revised the Republic’s income numbers for 2008 and therefore the data included in this table is different from previously reported data.

INCOME

	2004	2005	2006	2007	2008(1)	2009(2)
	(in millions)
Total income	$(71)	$(294)	$(1,255)	$(892)	$140	$6

Receipts	3,725	3,937	4,388	5,351	5,973	2,797
Disbursements	3,796	4,231	5,643	6,243	5,833	2,791
Compensation of employees	2,851	2,893	2,758	3,030	4,092	2,207

Investment income	(2,922)	(3,187)	(4,013)	(3,922)	(3,952)	(2,201)

Receipts	874	1,044	1,630	2,321	1,881	590
Disbursements	3,796	4,231	5,643	6,243	5,833	2,791
Direct investment income	(1,346)	(1,372)	(1,962)	(2,085)	(1,636)	(851)
Receipts	27	19	53	48	32	27
Disbursements	1,373	1,391	2,015	2,133	1,668	878
Income on equity	(1,295)	(1,281)	(1,875)	(1,914)	(1,536)	(821)
Receipts	18	17	53	44	28	26
Disbursements	1,313	1,298	1,928	1,958	1,564	847
Dividends and distributed branch profits	(1,154)	(1,141)	(1,390)	(1,294)	(1,630)	(733)
Receipts	18	17	53	44	28	26
Disbursements	1,172	1,158	1,443	1,338	1,658	759
Reinvested earnings and undistributed branch profits	(141)	(140)	485	(620)	94	(88)
Receipts	0	0	0	0	0	0
Disbursements	141	140	(485)	620	(94)	88

	2004	2005	2006	2007	2008(1)	2009(2)
	(in millions)
Income on debt (interest)	(51)	(91)	(87)	(171)	(100)	(30)
Receipts	9	2	0	4	4	1
Disbursements	60	93	87	175	104	31
Portfolio investment income	(685)	(924)	(1,053)	(966)	(1,311)	(839)
Receipts	596	625	802	1,359	1,259	469
Disbursements	1,281	1,549	1,855	2,325	2,570	1,308
Income on equity (dividends)	(70)	(163)	(391)	(665)	(952)	(509)
Receipts	0	1	2	7	9	0
Disbursements	70	164	393	672	961	509
Monetary authorities	0	0	0	0	0	0
Receipts	0	0	0	0	0	0
Disbursements	0	0	0	0	0	0
General government	0	0	0	0	0	0
Receipts	0	0	0	0	0	0
Disbursements	0	0	0	0	0	0
Banks	0	(5)	(14)	(30)	(109)	(7)
Receipts	0	0	0	0	0	0
Disbursements	0	5	14	30	109	7
Other sectors	(70)	(158)	(377)	(635)	(843)	(502)
Receipts	0	1	2	7	9	0
Disbursements	70	159	379	642	852	502
Income on debt (interest)	(615)	(761)	(662)	(301)	(359)	(330)
Receipts	596	624	800	1,352	1,250	469
Disbursements	1,211	1,385	1,462	1,653	1,609	799
Bonds and notes	(723)	(810)	(722)	(314)	(360)	(331)
Receipts	487	575	740	1,338	1,249	468
Disbursements	1,210	1,385	1,462	1,652	1,609	799
Monetary authorities	217	363	562	681	923	390
Receipts	360	477	576	701	954	400
Disbursements	143	114	14	20	31	10
General government	(688)	(870)	(1,071)	(1,128)	(1,139)	(587)
Receipts	0	0	0	0	0	0
Disbursements	688	870	1,071	1,128	1,139	587
Banks	0	0	0	(75)	(59)	(10)
Receipts	0	0	0	0	0	0
Disbursements	0	0	0	75	59	10
Other sectors	(252)	(303)	(213)	208	(85)	(124)
Receipts	127	98	164	637	295	68
Disbursements	379	401	377	429	380	192
Money market instruments	108	49	60	13	1	1
Receipts	109	49	60	14	1	1
Disbursements	1	0	0	1	0	0
Monetary authorities	0	0	0	0	0	0
Receipts	0	0	0	0	0	0
Disbursements	0	0	0	0	0	0
General government	0	0	0	0	0	0
Receipts	0	0	0	0	0	0
Disbursements	0	0	0	0	0	0
Banks	0	0	0	0	0	0
Receipts	0	0	0	0	0	0
Disbursements	0	0	0	0	0	0

	2004	2005	2006	2007	2008(1)	2009(2)
	(in millions)
Other sectors	108	49	60	13	1	1
Receipts	109	49	60	14	1	1
Disbursements	1	0	0	1	0	0
Other investment income	(891)	(891)	(998)	(871)	(1,005)	(511)
Receipts	251	400	775	914	590	94
Disbursements	1,142	1,291	1,773	1,785	1,595	605
Monetary authorities	11	93	275	402	200	17
Receipts	89	167	348	411	206	25
Disbursements	78	74	73	9	6	8
General government	(358)	(465)	(424)	(468)	(463)	(225)
Receipts	0	0	0	0	0	0
Disbursements	358	465	424	468	463	225
Banks	(79)	(152)	(425)	(252)	(125)	(34)
Receipts	104	145	310	409	339	45
Disbursements	183	297	735	661	464	79
Other sectors	(465)	(367)	(424)	(553)	(617)	(269)
Receipts	58	88	117	94	45	24
Disbursements	523	455	541	647	662	293

Source: Bangko Sentral.

(1)	Revised to reflect: late reports, post audit adjustment and final data from companies. Please see “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary data as of September 24, 2009 for the first six months of 2009.

In 2006, the Republic’s income account registered a deficit of $1.3 billion, which was an increase from the deficit of $294 million in 2005, primarily due to higher net outlays for dividends and profits, as well as reinvested earnings of direct investors. An increase in interest payments on Government-issued debt securities also contributed to the deficit.

The income account deficit narrowed to $892 million in 2007, a 28.9% reduction from the $1.3 billion deficit recorded in 2006. The decrease in the deficit was mainly attributable to higher gross earnings of resident OFWs, as well as a lower deficit in investment income due mainly to higher income receipts by the monetary authorities on holdings of foreign debt securities, deposit placements abroad and corporations’ holdings of debt securities.

In 2008, the income account recorded a surplus of $140 million, a reversal from the deficit of $892 million in 2007. The main contributor to the surplus was gross earnings of resident OFWs of $4.1 billion, which was an increase of approximately 35.0% over the prior year. The surplus was offset, however, by decreased income from debt securities held by corporations.

Preliminary data indicates that in the first six months of 2009, the income account recorded a surplus of $6 million, 97.4% lower than the surplus of $229 million recorded in the same period in 2008. The lower surplus was mainly attributable to higher net outflows in investment income as a result of increased outlays on reinvested earnings and undistributed branch profits, as well as lower income receipts of resident corporations on their holdings of foreign debt securities and deposits abroad. These declines offset the 3.6% improvement in gross earnings of OFWs, which rose to $2.2 billion.

Current Transfers.    The following table sets out the Republic’s income compiled in accordance with the IMF’s BPM5 framework for the periods indicated. Current transfers primarily include OFW remittances, as well as private and institutional gifts, donations and grants. As described above under “—Income,” under the BPM5, the residency of seasonal workers such as OFWs is classified according to the intended length of their stay in the host country.

CURRENT TRANSFERS

	2004	2005	2006	2007(1)	2008(1)	2009(2)
	(in millions)
Total Current Transfers	$9,160	$11,391	$13,197	$14,153	$15,226	$7,887
Receipts	9,420	11,711	13,511	14,573	15,781	8,151
Payments	260	320	314	420	555	264
General government	387	437	313	506	292	275
Receipts	460	530	424	625	451	330
Payments	73	93	111	119	159	55
Other sectors	8,773	10,954	12,884	13,647	14,934	7,612
Receipts	8,960	11,181	13,087	13,948	15,330	7,821
Payments	187	227	203	301	396	209
Workers’ remittances	8,617	10,668	12,481	13,255	14,537	7,424
Receipts	8,617	10,668	12,481	13,255	14,537	7,424
Payments	0	0	0	0	0	0
Other transfers	156	286	403	392	397	188
Receipts	343	513	606	693	793	397
Payments	187	227	203	301	396	209

Source: Bangko Sentral.

(1)	Revised to reflect late reports, post audit adjustments and final data from companies. Please see “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary data as of September 24, 2009 for the first six months of 2009.

In 2006, the current transfers account recorded a surplus of $13.2 billion, which was a 15.8% increase from the surplus of $11.4 billion recorded in 2005.

The current transfers account recorded a net surplus of $14.2 billion in 2007, which was a 7.2% increase over the surplus of $13.2 billion in 2006. Remittances from non-resident OFWs were a leading contributor to inflows in the current transfers account.

The current transfers account recorded a surplus of $15.2 billion in 2008, 7.6% higher than the surplus of $14.2 billion in 2007. The higher surplus was due mainly to remittances from non-resident OFWs of $14.5 billion in 2008, representing a 9.7% increase from remittances of $13.3 billion in 2007.

Preliminary data indicates that in the first six months of 2009, the current transfers account recorded a surplus of $7.9 billion, 3.8% higher than the surplus of $7.6 billion for the same period in 2008, due mainly to non-resident OFW remittances of $7.4 billion in the period, representing a 2.7% increase from the level recorded in same period of 2008.

Capital and Financial Account

In 2006, the capital and financial account recorded a surplus of $20 million, significantly less than the $2.2 billion surplus recorded in 2005. This lower surplus was mainly due to higher outflows in the other investment and portfolio investment accounts for the year. The widening of the other investment account deficit from $2.9 billion in 2005 to $5.8 billion in 2006 was partly due to debt prepayment by the public and private sectors, as foreign exchange liquidity and the strength of the peso encouraged foreign and private borrowers to prepay some of their external obligations. The portfolio investment account surplus decreased by 12.4% to $3.0 billion in 2006 from $3.5 billion in 2005 due to higher resident investments abroad, notably domestic banks’ investments in foreign-issued bonds and notes. Prepayments of bonds and notes by the public sector also contributed to the higher deficit.

The capital and financial account recorded a net inflow of $3.5 billion in 2007, from a net inflow of $20 million recorded in 2006. The increase was mainly due to strong macroeconomic fundamentals, which encouraged investments. The overall capital and financial account surplus was partially offset by a net outflow of direct investments of $620 million, mainly due to the repayment of intercompany loans. This net outflow was a reversal from the surplus of $2.8 billion recorded in 2006. The other investment account also supported the net surplus in the capital and financial account, recording a decreased deficit of $212 million in 2007 from a deficit of $5.8 billion in 2006, due to (i) disbursement of program loans to the Government from official creditors such as the World Bank, ADB and the Japan Bank for International Cooperation; (ii) corporate loans; (iii) short-term loan availments by banks; (iv) higher net currency and deposit placements of non-residents; and (v) lower lending by residents abroad.

In 2008, the capital and financial account recorded a net outflow of $1.9 billion, a reversal from a net inflow of $3.5 billion recorded in 2007. The reversal was due mainly to a net outflow of $3.8 billion in portfolio investments, a reversal from a net inflow of $4.6 billion in 2007. The net outflow in portfolio investments was attributable to approximately $2.7 billion in aggregate net bond repayments by the Government, local banks and corporations in 2008. Net withdrawals by non-residents also contributed to the outflow, as investors withdrew funds from the equity securities market due to the global economic downturn. The net outflow in portfolio investments offset the inflow of $817 million in the other investment account in 2008, a reversal from a net outflow of $212 million recorded in 2007. The net outflow of portfolio investments also offset the net inflows in the direct investment account of $1.1 billion in 2008, a reversal from a net outflow of $620 million in 2007.

Preliminary data indicates that in the first six months of 2009, the capital and financial account recorded a net outflow of $1.0 billion, a reversal from a net inflow of $891 million recorded in the same period of 2008. The decline reflected the reversal of other investments to a net outflow, even as direct and portfolio investments managed to post net inflows. Direct investments posted a net inflow of $769 million in the first six months of 2009, compared with a net inflow of $534 million in the same period of 2008. Net outflows of other investments $2.3 billion in the first six months of 2009, a reversal from the net inflow of $936 million recorded in the same period of 2008. Portfolio investments posted a net inflow of $372 million in the first six months of 2009, compared to a net outflow of $582 million in the same period of 2008.

The capital and financial account is divided into four categories: direct investments, portfolio investments, financial derivatives, and other investments.

The following table sets out the Republic’s direct investments for the periods indicated. Entries with “zero” balances indicate either that there were no relevant transactions during the period or that the Republic had not yet begun to track and record the relevant entry. Please note that, as indicated above, Bangko Sentral has revised the Republic’s direct investment numbers for 2008 and therefore the data included in this table is different from previously reported data.

DIRECT INVESTMENTS

	2004	2005	2006	2007	2008(1)	2009(2)
	(in millions)
Total direct investments	$109	$1,665	$2,818	$(620)	$1,144	$769

Assets: Residents’ investments abroad	579	189	103	3,536	259	123

Equity capital	579	189	103	3,536	259	123
Claims on affiliated enterprises	579	189	103	3,536	274	132
Liabilities to affiliated enterprises	0	0	0	0	15	9
Reinvested earnings	0	0	0	0	0	0
Other capital	0	0	0	0	0	0
Liabilities: Non-residents’ investments in the Philippines	688	1,854	2,921	2,916	1,403	892

Equity capital	750	1,181	1,324	1,949	1,236	996
Liabilities to direct investors	750	1,181	1,324	1,949	1,236	996
Reinvested earnings	141	140	485	620	(94)	88
Other capital	(203)	533	1,112	347	261	(192)
Claims on direct investors	(96)	(190)	(214)	329	(108)	556
Liabilities to direct investors	(299)	343	898	676	153	364

Source: Bangko Sentral.

(1)	Revised to reflect: late reports, post audit adjustments and final data from companies. Please see “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary data as of September 24, 2009 for the first six months of 2009.

The following table sets out the Republic’s portfolio investments for the periods indicated. Entries with “zero” balances indicate either that there were no relevant transactions during the period or that the Republic had not yet begun to track and record the relevant entry. Please note that, as indicated above, Bangko Sentral has revised the Republic’s portfolio investment numbers for 2008 and therefore the data included in this table is different from previously reported data.

PORTFOLIO INVESTMENTS

	2004	2005	2006	2007	2008(1)	2009(2)
	(in millions)
Total direct investments	$(1,713)	$3,475	$3,043	$4,623	$(3,799)	$372

Assets: Residents’ investments abroad	910	146	1,567	(834)	(619)	(68)

Equity securities	18	5	(1)	79	(75)	6
Debt securities	892	141	1,568	(913)	(544)	(74)
Bonds and notes	183	428	1,272	(87)	10	(365)
Banks	155	(353)	1,224	430	(455)	(184)
Other sectors	(28)	781	48	(517)	465	(181)
Liabilities: Non-residents’ investments in the Philippines	(803)	3,621	4,610	3,789	(4,418)	304

Equity securities	518	1,465	2,525	3,178	(1,289)	(986)
Debt securities	(1,321)	2,156	2,085	611	(3,129)	1,290
Monetary authorities	(542)	(723)	(41)	91	(34)	(19)
General Government	(506)	2,712	1,272	385	(1,068)	1,109
Banks	125	225	122	(89)	(183)	185
Other sectors	(398)	(69)	702	242	(1,843)	(32)

Source: Bangko Sentral.

(1)	Revised to reflect: late reports, post audit adjustments and final data from companies. Please see “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary data as of September 24, 2009 for the first six months of 2009.

The following table sets out the Republic’s financial derivative investments for the periods indicated. Entries with “zero” balances indicate either that there were no relevant transactions during the period or that the Republic had not yet begun to track and record the relevant entry.

FINANCIAL DERIVATIVES

	2004	2005	2006	2007	2008	2009(1)
	(in millions)
Total financial derivatives	$(27)	$(43)	$(138)	$(288)	$(113)	$53

Assets	(58)	(98)	(159)	(170)	(541)	(212)

Monetary authorities	0	0	0	0	0	0
General Government	0	0	0	0	0	0
Banks	(58)	(98)	(159)	(170)	(439)	(128)
Other sectors	0	0	0	0	(102)	(84)
Liabilities	(85)	(141)	(297)	(458)	(654)	(159)

Monetary authorities	0	0	0	0	0	0
General Government	0	0	0	0	0	0
Banks	(85)	(141)	(297)	(458)	(353)	(73)
Other sectors	0	0	0	0	(301)	(86)

Source: Bangko Sentral.

(1)	Preliminary data as of September 24, 2009 for the first six months of 2009.

The following table sets out the Republic’s other investments compiled in accordance with the BPM5 framework for the periods indicated. Entries with “zero” balances indicate either that there were no relevant transactions during the period or that the Republic had not yet begun to track and record the relevant entry. Please note that, as indicated above, Bangko Sentral has recently revised the Republic’s other investment numbers for the year 2008 and therefore the data included in this table is different from previously reported data.

OTHER INVESTMENTS

	2004	2005	2006	2007	2008(1)	2009(2)
	(in millions)
Total other investments	$(16)	$(2,908)	$(5,841)	$(212)	$817	$(2,259)

Assets: Residents’ investments abroad	859	4.791	3,512	4,840	(4,395)	113

Trade credits(3)	3	17	3	29	10	4
Loans	(156)	1,857	3,129	1,259	(3,248)	243
Banks	(351)	1,407	1,937	501	(1,429)	800
Other sectors	195	450	1,192	758	(1,819)	(557)
Currency and deposits	937	3,321	2,257	3,768	3,547	(169)
Banks	818	2,750	1,329	1,958	3,698	(199)
Other sectors	119	571	928	1,810	(151)	30
Other assets	75	(404)	(1,877)	(216)	(4,704)	35
Banks	76	(416)	(1,875)	(215)	(4,700)	41
Other sectors	(1)	12	(2)	(1)	(4)	(6)
Liabilities: Non-residents’ investments in the Philippines	843	1,883	(2,329)	4,628	(3,578)	(2,146)

Trade credits	380	(59)	239	632	(593)	835
Loans	(480)	1,581	(2,304)	3,293	(3,415)	(1,692)
Monetary authorities	(4)	60	(563)	(194)	0	0
Drawings(4)	229	106	0	0	0	0
Repayments(4)	233	46	563	194	0	0
General Government	(362)	(500)	176	438	2	157
Drawings(4)	913	900	1,526	1,610	1,197	770
Repayments(4)	1,275	1,400	1,350	1,172	1,195	613
Banks	276	1,099	(1,182)	415	(882)	(1,049)
Long-term	50	0	228	25	(1,395)	(605)
Drawings	50	0	228	150	799	70
Repayments	0	0	0	125	1,630	675
Short-term	226	1,099	(1,410)	390	513	(444)
Other sectors	(390)	922	(735)	2,634	(2,535)	(800)
Long-term	(287)	(102)	(1,628)	2,851	(810)	(682)
Drawings	1,560	2,023	1,200	5,514	1,900	620
Repayments	1,847	2,125	2,828	2,663	2,710	1,302
Short-term	(103)	1,024	893	(217)	(1,725)	(118)
Currency and deposits	868	147	(339)	552	(158)	(666)
Banks	883	(192)	(126)	537	(376)	(217)
Other sectors	(15)	339	(213)	15	218	(449)
Other liabilities(5)	75	214	75	151	588	(623)
Banks	74	198	79	124	600	(608)
Other sectors	1	16	(4)	27	(12)	(15)

Source: Bangko Sentral.

(1)	Revised to reflect: late reports, post audit adjustments and final data from companies. Please see “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary data as of September 24, 2009 for the first six months of 2009.

(3)	All trade credits are short-term credits in non-governmental sectors.

(4)	Long-term loans.

(5)	All short-term liabilities.

Domestic macroeconomic policies and structural reforms have significantly affected the flow of foreign investment into the Philippines. The Foreign Investment Act of 1991, as amended, introduced a more favorable investment environment to the Philippines. The act permits foreigners to own 100% of Philippine enterprises, except in certain specified areas included in a “negative list” with respect to which the Constitution or applicable statute limits foreign ownership, generally to a maximum of 40% of the enterprise’s equity capital. The Constitution also prohibits foreign ownership in certain sectors, such as the media.

The Republic’s Board of Investments coordinates with national agencies and local governments on investment policies and procedures and establishes and administers annual investment priority plans to promote certain sectors of the economy by providing special investment incentives to specific industries. The Government’s 2008 Investment Priorities Plan seeks to sustain globally competitive industries and to support the growth of small and medium-sized enterprises, primarily as a means to generate jobs, provide food, deliver basic services and encourage rural development.

In March 2000, the Retail Trade Liberalization Act was enacted. The law aims to promote efficiency and competition among domestic industries and foreign competitors and better service and lower prices for consumers. Prior to its enactment, only citizens of the Philippines and corporations wholly owned by Filipino citizens could own a retail business in the Philippines. Under the law, a foreigner is allowed to own 100% of a retail business in the Philippines provided it makes an investment of at least $7.5 million in the Philippines. If a foreigner makes an investment of between $2.5 million to $7.5 million, the foreigner is allowed to own up to 60% of the retail business in the Philippines for the first two years.

The following tables set out foreign investment in the Philippines registered with Bangko Sentral by sector. Beginning in 2004, the Bangko Sentral shifted to the use of the 1994 Philippine Standard Industrial Classification (“PSIC”) instead of the 1977 PSIC.

NET FOREIGN DIRECT INVESTMENTS BY SECTOR(1)

Sector	2004	2005	2006	2007	2008(2)	2009(3)
	(in millions)
Total equity	$750.0	$1,181.0	$1,324.0	$1,949.0	$1,236.0	$1,319.0
Agriculture, Hunting and Forestry	0.0	0.2	0.1	3.7	0.7	0.1
Fishing	0.0	0.0	0.0	0.0	0.0	0.0
Mining and Quarrying	0.2	0.4	32.4	154.6	154.9	1.9
Manufacturing	83.6	531.6	408.7	548.6	309.3	874.0
Electricity, Gas and Water	8.6	(6.3)	200.4	699.2	221.9	(4.0)
Construction	(15.3)	(2.9)	8.7	50.4	157.3	104.0
Trade/Commerce	18.6	3.6	8.3	4.6	22.2	5.4
Hotels and Restaurants	0.0	0.0	0.0	2.6	20.7	0.5
Transport, Storage and Communications	1.6	(32.4)	(8.5)	12.8	(26.2)	6.4
Financial Intermediation (including Insurance)	6.8	199.5	(20.1)	(22.6)	32.3	256.3
Real Estate	54.8	111.9	120.5	137.7	164.0	61.5
Services	89.9	17.1	(119.5)	42.3	(19.3)	11.5
Others, not elsewhere classified	500.9	358.3	692.9	315.2	198.3	1.5
Reinvested earnings	141.0	140.0	485.0	620.0	(94.0)	114.0
Inter-company Loans	(203.0)	533.0	1,112.0	347.0	261.0	(164.0)

TOTAL	$688.0	$1,854.0	$2,921.0	$2,916.0	$1,403.0	$1,269.0

Source: Department of Economic Statistics, Bangko Sentral.

(1)	Balance of payments net foreign direct investment flows refer to non-resident placements less non-resident withdrawals, reinvested earnings and net inter-company loans.

(2)	Revised to reflect (a) late reports; (b) post-audit adjustments; and (c) final data from companies.

(3)	Preliminary data as of September 30, 2009.

In 2005, net inflows of foreign direct investments were $1.9 billion, representing a 169.5% increase from the $688 million recorded in 2004. The increase was largely due to investor confidence brought about by the Republic’s generally improved macroeconomic position, as well as positive economic projections for 2006. Gross equity capital placements recorded an inflow of $1.2 billion in 2005, an increase of approximately 57.5% from the $750 million recorded in 2004. These investments were primarily channeled into the manufacturing and real estate sectors.

In 2006, net inflows of foreign direct investments were $2.9 billion, an increase of 57.6% from the $1.9 billion recorded in 2005. The increase was largely due to the significant macroeconomic improvements in the Republic in 2006, particularly a strong external payments position, fiscal position and declining inflation. Gross equity capital placements recorded an inflow of $1.3 billion in 2006, an increase of 8.3% from the $1.2 billion recorded in 2005. These investments were primarily channeled into the manufacturing, services, construction and financial intermediation sectors. The reinvested earnings account also increased to an inflow of $485 million in 2006, reflecting an increase of 246.4% from the $140 million recorded in 2005.

In 2007, net inflows of foreign direct investments were $2.9 billion, a decrease of $5 million from the level recorded in 2006 due to the repayment of intercompany loans during the year. Gross equity capital placements recorded an inflow of $2.0 billion in 2007, an increase of 53.8% from the level recorded in 2006. These investments were primarily channeled into the manufacturing, services, construction and real estate sectors. The reinvested earnings account also increased to $620 million in 2007, an increase of 16.9% from the $485.0 million recorded in 2006, as foreign direct investors continued to reinvest their earnings into local enterprises and corporations.

In 2008, net inflows of foreign direct investments totaled $1.4 billion, 51.9% lower than the $2.9 billion recorded in 2007. The lower inflows were mainly due to global financial uncertainties and decreasing investor confidence. In particular, direct investments in the manufacturing, mining and quarrying sectors as well as the electricity, gas and water sector all declined by more than 80.0% in 2008 compared to their respective levels in 2007. The Republic had a net inflow of $1.2 billion in equity capital investments in 2008. These investments were distributed mainly among the manufacturing, services, mining and construction sectors. The reinvested earnings account recorded an outflow of $91 million in 2008, compared to an inflow of $620.0 million in 2007.

Preliminary data indicates that in the first nine months of 2009, net inflows of foreign direct investments were $1.3 billion, an increase of 6.8% from the level recorded in the first nine months of 2008 due to sustained equity capital inflows and higher reinvested earnings during the period. Gross equity capital placements recorded an inflow of $1.3 billion in the first nine months of 2009, an increase of 20.6% from the level recorded in the first nine months of 2008. These investments were primarily channeled into the manufacturing, construction, real estate and services sectors. The reinvested earnings account also recorded an inflow of $114 million in the first nine months of 2009, a reversal from the outflow of $75 million in the first nine months of 2008.

International Reserves

The following table sets out the gross international reserves of Bangko Sentral, compiled in a manner consistent with the revised balance of payments framework and the treatment of IMF accounts in the monetary survey published in the IMF’s International Financial Statistics.

GROSS INTERNATIONAL RESERVES OF BANGKO SENTRAL

	As of December 31,
	2004	2005	2006	2007	2008	2009(1)
	(in millions, except months and percentages)
Gold(2)	$3,112	$2,568	$2,941	$3,541	$4,358	$5,634
SDRs	1	1	2.3	0.7	11	1,158
Foreign investments	12,742	15,397	19,612	29,715	32,066	36,371
Foreign exchange(3)	237	403	280	356	981	427
Reserve position in the IMF((4)	135	125	132	138	135	141

Total	$16,228	$18,494	$22,967	$33,751	$37,551	$43,731

Total as number of months of imports of goods and services	3.6	3.8	4.2	5.7	6.0	8.1
Total as a % of short-term debt(5)
Original maturity	321.6	289.2	458.5	476.4	536.4	920.1
Residual maturity	156.9	131.6	250.1	256.3	324.2	415.1

Source: International Department and Treasury Department, Bangko Sentral.

(1)	Preliminary data as of November 30, 2009.

(2)	Beginning in January 2000, a new system was adopted, revising the treatment of monetary gold under swap arrangements, including it as part of gross international reserves. Under the new accounting system, a gold swap transaction is treated as a loan transaction collateralized by gold that remains a part of the international reserves. In addition, the accrued interest payable on Bangko Sentral’s short-term liabilities is netted out of the gross international reserves when calculating net international reserves, reducing the level of net international reserves.

(3)	Consists of time deposits, investments in securities issued or guaranteed by government or international organizations and repurchase agreements.

(4)	The reserve position in the IMF is an off-balance sheet item and is recorded by Bangko Sentral’s Treasury Department as a contingent asset with a matching contingent liability.

(5)	Short-term debt based on residual maturity refers to outstanding short-term external debt on original maturity plus principal payments on medium– and long–term loans of the pubic and private sectors due within the next 12 months.

The gross international reserves controlled by Bangko Sentral constitute substantially all of the Philippines’ official international reserves. Bangko Sentral occasionally enters into options with respect to gold, foreign exchange and foreign securities for purposes of managing yield or market risk. It also enters into financial swap contracts to optimize yield on its gold reserves.

As of the December 31, 2006, gross international reserves were $23.0 billion, an increase from the $18.5 billion in 2005. Gross international reserves were sufficient to cover 4.2 months of imports goods and payment of services and income. In terms of short-term debt coverage, the reserve level was 4.6 times the amount of the Republic’s short-term external liabilities based on original maturity and 2.5 times based on residual maturity, the latter referring to outstanding short-term debt based on original maturity plus principal payments on medium- and long-term loans of the public and private sectors due within 12 months. Net international reserves at the end of 2006 were $23.0 billion, an increase from the $17.7 billion amount for 2005.

As of December 31, 2007, gross international reserves were $33.8 billion, an increase from the $23.0 billion at the end of 2006. Gross international reserves at the end of 2007 were sufficient to cover 5.7 months worth of imports goods and payment of services and income. In terms of short-term debt coverage, the reserve level was 4.8 times the amount of the Republic’s short-term external liabilities based on original maturity and 2.7 times based on residual maturity. Net international reserves at the end of 2007 were $33.7 billion, an increase from the $23.0 billion amount at the end of 2006. Approximately 88.0% of reserves were held in the form of foreign investments, with the balance held in gold, foreign exchange and reserves to cover outstanding short-term and long-term debt due in the next 12 months.

As of December 31, 2008, gross international reserves were $37.6 billion, an increase from the $33.8 billion at the end of 2007. Gross international reserves at the end of 2008 were sufficient to cover 6.0 months worth of import goods and payment of services and income. In terms of short-term debt coverage, the reserve level was 5.4 times the amount of the Republic’s short-term external liabilities based on original maturity and 3.2 times based on residual maturity. Net international reserves at the end of 2008 were $36.0 billion, an increase from the $33.7 billion amount at the end of 2007.

According to preliminary data, as of November 30, 2009, gross international reserves of the Republic totalled $43.7 billion, $0.5 billion higher than the balance as of October 31, 2009 and $6.1 billion higher than the balance as of December 31, 2008. The increase in the first eleven months of the year was due mainly to valuation gains from the Republic’s gold supply, foreign currency deposits by the Government of its loan proceeds and income from the Republic’s investments abroad. These inflows were partially offset by payments of maturing foreign exchange obligations of the Government and Bangko Sentral. The level of gross international reserves as of November 30, 2009 was sufficient to cover approximately 8.1 months of imports of goods and payments of services and income, as well as being equivalent to 9.2 times the Republic’s short-term debt based on original maturity and 4.2 times based on residual maturity.

As of November 30, 2009, net international reserves of the Republic were $43.7 billion, an increase from the $41.9 billion recorded as of September 30, 2009 and $36.0 billion recorded as of December 31, 2008.

Monetary System

Monetary Policy

In 1993, the Government established Bangko Sentral, the Republic’s central bank, pursuant to the New Central Bank Act. Bangko Sentral replaced the old Central Bank of the Philippines. Bangko Sentral functions as an independent central monetary authority responsible for policies in the areas of money, banking and credit, as authorized under the New Central Bank Act. The New Central Bank Act prohibits Bangko Sentral from engaging in quasi-fiscal activities, commercial banking or development banking or financing, all of which had contributed to substantial deficits at the old Central Bank of the Philippines. Additionally, Bangko Sentral does not engage in any commercial banking activities.

Bangko Sentral’s primary objectives are to maintain price stability, monetary stability and the convertibility of the peso. To achieve its price stability objective, Bangko Sentral undertakes monetary management mainly through adjustments to policy rates and the conduct of open market operations, including the purchase and sale of Government securities, rediscounting transactions and adjustments in reserve requirements.

Bangko Sentral’s functions include:

•	conducting monetary policy;

•	issuing the national currency;

•	managing foreign currency reserves;

•	acting as depository for the Government, its political subdivisions and instrumentalities and Government-owned corporations; and

•	regulating banks and quasi-banks in the Philippines.

The Government owns all of the capital stock of Bangko Sentral. A seven member Monetary Board, comprised of Bangko Sentral’s Governor, a member of the Cabinet designated by the President and five full-time private sector representatives, governs Bangko Sentral. The President appoints each of the seven Monetary Board members, except the Cabinet representative, to six-year terms.

Philippine law requires Bangko Sentral to maintain a net positive foreign asset position. As of June 30, 2009, Bangko Sentral had total assets of (Peso)2,411.6 billion, of which international reserves accounted for (Peso)1,895.2 billion. Bangko Sentral’s remaining assets consist mainly of loans and advances and Government securities, and its liabilities consist mainly of deposits of financial institutions, the Government and Government-owned corporations and foreign liabilities in the form of loans and bonds payable.

Money Supply

The following table presents certain information regarding the Philippines’ money supply.

MONEY SUPPLY(1)

	As of December 31,
	2004		2005		2006		2007		2008		2009(2)
	(in billions, except percentages)
M1(3)
Currency in circulation	(Peso)	253.4	(Peso)	267.8	(Peso)	305.3	(Peso)	347.7	(Peso)	429.5	(Peso)	400.8
Current account deposits		311.4		348.9		463.6		538.4		641.3		716.3

Total		564.8		616.7		768.9		886.0		1,070.8		1,117.2
percentage increase (decrease)		9.1%		9.2%		24.7%		15.2%		20.8%		17.2	%(4)
M2(5)		2,109.1		2,315.4		2,826.7		3,129.1		3,611.9		3,660.6
percentage increase		10.0%		9.8%		22.1%		10.7%		15.4%		11.8	%(4)
M3(6)		2,121.4		2,339.0		2,869.6		3,174.4		3,668.4		3,735.6
percentage increase		10.3%		10.3%		22.7%		10.6%		15.6%		12.5	%(4)

Source: Bangko Sentral, Department of Economic Statistics.

(1)	The survey used to determine domestic liquidity was expanded in 2005 to include Bangko Sentral, commercial banks, thrift banks, rural banks, non-stock savings and loan associations and non-banks with quasi-banking functions. The previously used survey took into account only data from the Bangko Sentral, commercial banks and certain rural banks.

(2)	Preliminary data as of October 31, 2009.

(3)	Consists of currency in circulation and demand deposits.

(4)	Comparison between October 31, 2008 and October 31, 2009.

(5)	Consists of M1, savings deposits and time deposits.

(6)	Consists of M2 and deposit substitutes.

As of December 31, 2006, the Republic’s money supply was (Peso)2.9 trillion, an increase of 22.7% from (Peso)2.3 trillion from 2005. The increase was mainly due to strong foreign exchange inflows from OFW remittances, portfolio and direct investments.

As December 31, 2007, the Republic’s money supply was (Peso)3.2 trillion, an increase of 10.6% from (Peso)2.9 trillion from 2006. This increase was mainly due to the steady rise in net foreign assets of depositary corporations.

As of December 31, 2008, the Republic’s money supply was (Peso)3.7 trillion, a 15.6% increase from the level recorded as of December 31, 2007. The increase was attributable to growth in both net domestic and net foreign assets, which grew by 13.1% and 16.4% for the year, respectively. Net domestic asset growth was driven largely by a 16.7% increase in credit extended to the private sector for the year, which was mainly a result of increased lending to the Government. Growth in net foreign assets was due to an expansion in foreign assets held by Bangko Sentral.

Preliminary data indicates that as of October 31, 2009, the Republic’s money supply was (Peso)3.7 trillion, a 12.5% increase from the level recorded as of October 31, 2008. The increase in liquidity compared to the level recorded as of October 31, 2008 was due mainly to a 29.9% increase in net foreign assets in the first ten months of 2009. This was offset in part by a contraction in net domestic assets as of October 31, 2009 of 3.2% compared to the level recorded as of October 31, 2008.

The following table presents information regarding domestic interest and deposit rates.

DOMESTIC INTEREST AND DEPOSIT RATES

	2004	2005	2006	2007	2008	2009(1)
	(weighted averages per period)
91-day Treasury bill rates	7.3%	6.4%	5.4%	3.4%	5.4%	4.3%
90-day Manila Reference rate(2)	9.5	8.9	8.1	8.3	7.5	7.4
Bank average lending rates	10.1	10.2	9.7	8.7	8.8	8.7

Source: Bangko Sentral.

(1)	January to August 2009.

(2)	Based on promissory notes and time deposit transactions of sample commercial banks.

Monetary Regulation

On April 8, 2005, the Monetary Board of Bangko Sentral increased its overnight borrowing rate from 6.75% to 7.0% and increased its overnight lending rate from 9.0% to 9.25%. The 0.25% increase in Bangko Sentral’s policy rates was the first change to the policy rates since July 2003. The Monetary Board noted that the increase in the policy rates was a response to rising inflation expectations caused by higher oil prices, declining real wages and delays in the enactment of revenue measures. With effect from July 15, 2005, Bangko Sentral increased the liquidity reserve requirement for universal and commercial banks from 10.0% to 11.0% and the regular reserve requirement from 9.0% to 10.0%. In September and October 2005, the Monetary Board took two further steps to check inflation. Bangko Sentral revised its two key policy interest rates in two 0.25% steps from 7.0% to 7.25% and then from 7.25% to 7.5%, for the overnight borrowing or reverse repurchase (“RRP”) rate, and from 9.25% to 9.50% and then from 9.50% to 9.75%, for the overnight lending or repurchase (“RP”) rate. These rate hikes were made on September 22, 2005 and October 20, 2005, respectively. The 91-day Treasury bill rate had decreased to 5.0% in March 2006 from 5.4% in November 2005 and 7.8% in December 2004.

In 2006, the weighted average 91-day Treasury bill rate was 5.4%, compared to 6.4% in 2005. The average RRP was 7.5% in 2006 compared to 7.0% in 2005. The average RP rate in 2006 was 9.8%, an increase from the average of 9.3% in 2005.

In 2007, the weighted average 91-day Treasury bill rate was 3.4%, compared to 5.4% in 2006. The average RRP was 6.8% in 2007 compared to 7.5% in 2006; on the other hand, the average RP rate in 2007 was 8.0%, an increase from the average of 9.8% in 2006.

In 2008, the weighted average 91-day Treasury bill rate was 5.4%, compared to 3.4% in 2007. The average RRP was 5.4 in 2008, compared to 6.8% in 2007. The average RP rate in 2008 was 7.8%, compared to 8.0% in 2007.

As of July 9, 2009, in response to the continued global economic downturn, the Monetary Board of Bangko Sentral’s policy interest rates were set at 4.0% for the RRP rate and 6.0% for the RP rate. The lowering of these policy interest rates in July 2009 was the sixth time the Monetary Board lowered rates since December 2008 as part of Bangko Sentral’s efforts to support the financial markets and real economy of the Republic. The Monetary Board based its decisions mainly on expected lower inflation in 2009 and 2010, which would support lower policy interest rates. From an RRP rate of 6.0% and an RP rate of 8.0% in early December 2008, the Monetary Board lowered the RRP and RP rates by 0.5% on December 18, 2008 and again on January 29, 2009. Subsequently, the Monetary Board lowered the RRP and RP rates by 0.25% on each of March 5, 2009, April 16, 2009 and May 28, 2009.

Commercial bank lending rates also eased steadily over the past five years, from an average range of 10.1% to 12.1% in 2004, 9.1% to 11.1% in 2005, 8.3% to 10.2% in 2006, 6.9% to 8.6% in 2007 and 9.5% to 7.5% in 2008. In the first six months of 2009, the average range of lending was 9.4% to 7.6%. This compares to the first six months of 2008, where the average range of lending was 8.9% to 7.0%.

Foreign Exchange System

The Republic maintains a floating exchange rate system under which market forces determine the exchange rate for the peso. Bangko Sentral may, however, intervene in the market to maintain orderly market conditions and limit sharp fluctuations in the exchange rate.

The following table sets out exchange rate information between the peso and the US dollar.

EXCHANGE RATES OF PESO PER US DOLLAR

Year	Period End	Period Average(1)
2004	56.267	56.04
2005	53.067	55.086
2006	49.132	51.314
2007	41.401	46.148
2008	47.485	44.475
2009 (through November 30)	46.752	47.748

Source: Reference Exchange Rate Bulletin, Treasury Department, Bangko Sentral.

(1)	The average of the monthly average exchange rates for each month of the applicable period.

Foreign exchange may be freely sold and purchased outside the banking system and deposited in foreign currency accounts. Both residents and non-residents may maintain foreign currency deposit accounts with authorized banks in the Philippines, and residents may maintain deposits abroad without restriction. However, foreign exchange may not be purchased from the domestic banking system to deposit in these accounts abroad.

Payments related to foreign loans registered with Bangko Sentral and foreign investments approved by or registered with Bangko Sentral may be serviced with foreign exchange purchased from authorized agent banks. Bangko Sentral must approve and register all outgoing investments by residents exceeding $6 million per investor per year if the funds will be sourced from the banking system. For a discussion of Bangko Sentral’s loan approval regime, see “The Philippine Financial System—Foreign Currency Loans”.

While the Government imposes no currency requirements for outgoing payments, all exchange proceeds from exports, services and investments must be obtained in any of 22 prescribed currencies. Authorized agent banks may convert the acceptable currencies to pesos.

Individual or corporate non-residents may open peso bank accounts without Bangko Sentral’s approval. The export or electronic transfer out of the Philippines of peso amounts exceeding (Peso)10,000 requires prior authorization from Bangko Sentral.

In 2006, the peso averaged (Peso)51.314 per US dollar, 7.4% higher than the average of (Peso)55.086 per US dollar in 2005. The peso appreciated as a result of foreign exchange inflows from remittances, as well as foreign direct and portfolio investments.

In 2007, the average exchange rate was (Peso)46.148 per US dollar, compared to (Peso)51.314 and (Peso)55.086 per US dollar in 2006 and 2005, respectively. The strengthening of the peso was attributable to sustained foreign exchange inflows from OFW remittances, foreign direct and portfolio investments, higher earnings from exports of goods and services, the subprime mortgage market-related credit crisis in the United States and the weakened dollar resulting from the downturn in the US economy.

In 2008, the average exchange rate was (Peso)44.475 per US dollar, compared to (Peso)46.148 per US dollar in 2007 and (Peso)51.314 in 2006. The general strengthening of the peso was attributable to sustained foreign exchange inflows from OFW remittances, foreign direct and other investments, and earnings from exports of goods and services. These trends have been offset by concerns over the global economic downturn following the US credit crisis in recent months.

For the first eleven months of 2009, the average peso-to-US dollar exchange rate was (Peso)47.748 per US dollar, compared to an average of (Peso)44.475 per US dollar at the end of 2008 and (Peso)46.148 per US dollar in 2007.

Stabilization of the Peso

Since it allowed the peso to float on July 11, 1997, Bangko Sentral has intervened minimally in the foreign exchange market. It has, however, adopted measures related to foreign exchange trading aimed to reduce currency speculation and combat money laundering. Since 2005, these measures have included the following:

•

With effect from July 15, 2005, Bangko Sentral increased the liquidity reserve requirement for universal and commercial banks from 10.0% to 11.0% and the regular reserve requirement from 9.0% to 10.0%.

•

In July 2005, the Bangko Sentral implemented an improved Currency Risk Protection Program (“CRPP”) through a more competitive pricing mechanism. The CRPP allows eligible corporations and other foreign exchange users to purchase foreign exchange from banks at a predetermined rate in the future. In 2005, total availments under the CRPP amounted to $708 million.

The Philippine Financial System

Composition

The following table sets out the total assets of the Philippine financial system by category of financial institution.

TOTAL ASSETS OF THE FINANCIAL SYSTEM(1)

	As of December 31,
	2004		2005		2006		2007		2008		2009(2)
	(in billions)
Banks
Universal/Commercial banks	(Peso)	3,760.6	(Peso)	3,986.0	(Peso)	4,392.6	(Peso)	4,578.3	(Peso)	5,219.1	(Peso)	5,404.6
Thrift banks		317.9		357.8		453.8		501.8		590.8		543.9
Rural and cooperative banks		104.5		120.3		139.3		164.6		163.9		167.0	(3)

Total banks		4,183.0		4,464.1		4,985.6		5,244.7		5,973.8		6,115.5

Non-bank financial institutions		992.9		1,155.4		1,271.5		1,369.1		1,431.4		1,438.5	(4)

Total assets	(Peso)	5,175.9	(Peso)	5,619.5	(Peso)	6,257.1	(Peso)	6,613.8	(Peso)	7,405.2	(Peso)	7,554.0

Source: Bangko Sentral.

(1)	Excludes assets of Bangko Sentral.

(2)	Preliminary data as of September 30, 2009, unless otherwise indicated.

(3)	Preliminary data as of June 30, 2009.

(4)	Preliminary data as of March 31, 2009.

The Philippine financial system consists of banks and non-bank financial institutions. Banks include all financial institutions that lend funds obtained from the public primarily through the receipt of deposits. Non-banks include financial institutions other than banks which lend, invest or place funds, or at which evidences of indebtedness or equity are deposited with or acquired by them, either for their own account or for the account of others. Non-bank financial institutions may have quasi-banking functions. Quasi-banking functions include borrowing money to relend or purchase receivables and other obligations by issuing, endorsing or accepting debt or other instruments or by entering into repurchase agreements with 20 or more lenders at any one time.

The Supervision and Examination Sector of Bangko Sentral supervises all banks and non-banks with quasi-banking functions, including their subsidiaries and affiliates engaged in related activities, with Bangko Sentral’s Monetary Board having ultimate supervisory authority.

Structure of the Financial System

The Philippine financial system is comprised of commercial banks, thrift banks, rural and cooperative banks and non-bank financial institutions. Each type of bank participates in distinct business activities and geographic markets.

Commercial banks:

•	accept drafts;

•	issue letters of credit, promissory notes, drafts, bills of exchange and other evidences of indebtedness;

•	receive deposits;

•	buy and sell foreign exchange and gold and silver bullion; and

•	lend money on a secured or unsecured basis.

Expanded commercial banks, otherwise known as universal banks, in addition to regular commercial banking activities, may also engage in investment banking activities, invest in non-bank businesses and own allied financial undertakings other than commercial banks. As of September 30, 2009 the Republic had 38 universal and commercial banks, with a total of 4,444 offices.

The following table sets out the outstanding loans of commercial banks classified by sector.

COMMERCIAL BANKS’ OUTSTANDING LOANS BY SECTOR

	As of December 31,
	2004			2005			2006			2007			2008			2009(1)
	(in millions, except percentages)
Total	(Peso)	1,410,665	100.0	(Peso)	1,338,137	100.0	(Peso)	1,380,571	100.0	(Peso)	1,478,294	100.0	(Peso)	1,748,206	100.0	1,790,643	100.0
Agriculture, hunting and forestry		117,871	8.4%		132,818	9.9%		150,748	10.9%		202,087	13.7%		309,279	17.7%	303,775	17.0
Fishing		5,799	0.4		5,965	0.4		5,774	0.4		6,889	0.5		3,934	0.2	3,573	0.2
Mining and quarrying		12,211	0.9		11,387	0.9		9,683	0.7		10,342	0.7		6,890	0.4	4,368	0.2
Manufacturing		419,380	29.7		412,539	30.8		376,824	27.3		373,154	25.2		392,794	22.5	325,090	18.2
Electricity, gas and water		77,123	5.5		70,055	5.2		75,483	5.5		122,534	8.3		112,599	6.4	140,530	7.8
Construction		29,890	2.1		26,084	1.9		25,875	1.9		25,204	1.7		34,485	2.0	23,623	1.3
Wholesale and retail		190,537	13.5		165,373	12.4		183,362	13.3		178,879	12.1		228,716	13.1	214,986	12.0
Transportation, storage and communication		61,320	4.3		48,334	3.6		50,455	3.7		55,542	3.8		81,017	4.6	138,288	7.7
Financial institutions, real estate and business services		121,913	8.6		111,407	8.3		116,471	8.4		153,366	10.4		130,560	7.5	143,992	8.0
Real Estate, Renting and Bus. Services		203,484	14.4		199,887	14.9		221,188	16.0		217,208	14.7		282,880	16.2	290,802	16.2
Public Administration and Defense		35,403	2.5		32,333	2.4		41,586	3.0		37,810	2.6		52,704	3.0	68,924	3.8
Education		10,514	0.7		9,269	0.7		9,526	0.7		9,359	0.6		10,341	0.6	10,187	0.6
Health and Social Work		7,286	0.5		6,398	0.5		6,718	0.5		7,084	0.5		8,364	0.5	9,837	0.5
Community, social and personal services		100,974	7.2		93,563	7.0		94,226	6.8		64,255	4.3		72,592	4.2	85,606	4.8
Undifferentiated Production Activities of Private Households		0	0.0		0	0.0		0	0.0		0	0.0		0	0	0	0
Hotels & Restaurants		16,962	1.2		12,726	1.0		12,653	0.9		14,580	1.0		21,051	1.2	27,062	1.5

Source: Bangko Sentral.

(1)	Preliminary data as of October 31, 2009.

Thrift banks invest their capital and the savings of depositors in:

•	financings for homebuilding and home development;

•	marketable debt securities;

•	commercial paper and accounts receivable, drafts, bills of exchange, acceptances or notes arising out of commercial transactions; or

•

short-term working capital and medium and long-term loans to small and medium-sized businesses and individuals engaged in agriculture, services, industry, housing and other financial and allied services in its market.

As of September 30, 2009 the Republic had 73 thrift banks, with a total of 1,298 offices.

Rural and cooperative banks extend credit in the rural areas on reasonable terms to meet the normal credit needs of farmers, fishermen, cooperatives and merchants and, in general, the people in the rural communities. As of September 30, 2009 the Republic had 685 rural and cooperative banks, with a total of 2,172 offices.

Some thrift and rural banks are considered microfinance oriented banks, with more than 50% of their operations dedicated to lending amounts as low as (Peso)5,000.

The specialized Government banks are the Development Bank of the Philippines, the Land Bank of the Philippines and the Al-Amanah Islamic Investment Bank of the Philippines. The Development Bank generally provides banking services to meet the medium and long-term needs of small and medium-sized agricultural and industrial enterprises, particularly in rural areas. The Land Bank primarily provides financial support for agriculture and all phases of the Republic’s agrarian reform program. The Development Bank and the Land Bank may also operate as universal banks. The Al-Amanah Islamic Investment Bank promotes the development of the Autonomous Region of Muslim Mindanao by offering banking, financing and investment services based on Islamic banking principles and rulings.

Non-bank financial institutions are primarily long-term financing institutions, though they also facilitate short-term placements in other financial institutions. As of September 30, 2009, Bangko Sentral regulated or supervised 6,439 non-bank financial institutions with quasi-banking functions, among them six investment houses, seven financing companies and one non-bank financial institution. Bangko Sentral also supervised or regulated non-bank financial institutions without quasi-banking functions, including 16 investment houses, 17 financing companies, four investment companies, 15 security dealers/brokers, 6,294 pawnshops, six investment companies, two lending investors, 74 non-stock savings and loan associations, one venture capital corporation, two Government non-bank financial institutions and four credit card companies.

Non-Performing Loans

The following table provides information regarding non-performing loans (“NPL”) for the banking system for the periods indicated.

TOTAL LOANS (GROSS) AND NON-PERFORMING LOANS BY TYPE

OF COMMERCIAL BANKS

	As of December 31,
	2004		2005		2006		2007		2008		2009(1)
	(in billions, except percentages)
Expanded commercial/Universal banks(2)
Total loans	(Peso)	1,143.7	(Peso)	1,194.2	(Peso)	1,313.0	(Peso)	1,413.8	(Peso)	1,619.7	(Peso)	1,583.9
Total non-performing loans		164.7		113.2		87.8		71.7		63.5		59.2
Ratio of non-performing loans to total loans		14.4%		9.5%		6.7%		5.1%		3.9%		3.8%
Non-expanded/Commercial banks(2)
Total loans		168.7		168.6		165.1		162.5		180.9		156.9
Total non-performing loans		30.4		18.1		14.5		12.1		11.4		12.5
Ratio of non-performing loans to total loans		18.0%		10.7%		8.8%		7.5%		6.3%		8.0%
Government banks(3)
Total loans		231.8		269.3		297.1		305.3		361.9		314.5
Total non-performing loans		27.2		18.6`		12.6		10.9		8.2		8.0
Ratio of non-performing loans to total loans		11.7%		6.9%		4.2%		3.6%		2.3%		2.6%
Foreign banks(4)
Total loans		240.1		240.6		298.1		313.2		339.8		342.5
Total non-performing loans		4.8		3.8		2.5		2.8		5.1		4.1
Ratio of non-performing loans to total loans		2.0%		1.6%		0.8%		0.9%		1.5%		1.2%
Total loans		1,784.2		1,872.7		2.073.3		2,194.8		2,502.3		2,397.8
Total non-performing loans		227.0		153.7		117.4		97.6		88.2		83.8
Ratio of non-performing loans to total loans		12.7%		8.2%		5.7%		4.4%		3.5%		3.5%

Source: Bangko Sentral.

(1)	Preliminary data as August 31, 2009.

(2)	Includes ING Bank and excludes Land Bank of the Philippines and Development Bank of the Philippines.

(3)	Consists of Land Bank, Development Bank and Al-Amanah Islamic Investment Bank.

(4)	Consists of 14 foreign banks; excludes four foreign bank subsidiaries.

The NPL ratio for universal and commercial banks as of December 31, 2006 was at 5.7%, which was a decrease from 8.2% as of December 31, 2005. The (Peso)36.3 billion decrease in non-performing loans, from (Peso)153.7 billion in 2005 to (Peso)117.4 billion in 2006, was due mainly to the decline in non-performing loans of universal banks in the period.

As of December 31, 2007, the NPL ratio for universal and commercial banks was at 4.4%, which was an improvement from the 5.7% recorded as of December 31, 2006. The (Peso)19.8 billion reduction in non-performing loans, from (Peso)117.4 billion in 2006 to (Peso)97.6 billion in 2007, was attributable to a reduction of (Peso)16.1 billion in non-performing loans of universal banks.

As of December 31, 2008, the NPL ratio for universal and commercial banks was 3.5%, which was 0.9% lower than the 4.4% recorded as of December 31, 2007. The (Peso)9.4 billion reduction in non-performing loans from (Peso)97.6 billion in 2007 to (Peso)88.2 billion in 2008, was largely due to the decline in non-performing loans of universal banks.

Preliminary data as of October 31, 2009 shows that the NPL ratio for universal and commercial banks was 3.4%, compared with a ratio of 4.0% recorded as of October 31, 2008. The lower NPL ratio in the period was attributable mainly to a decline in the amount of non-performing loans, as well as to an increase in the total loan portfolio.

Financial Sector Reforms

The Government has undertaken a number of reforms in the financial sector intended to reduce bank holdings of nonperforming assets and improve the health of the banking industry in general.

The General Banking Law of 2000, which amended the General Banking Act, enhanced Bangko Sentral’s supervisory and enforcement powers and liberalized foreign ownership of banks (foreign banks are now generally permitted to acquire up to 100% of the voting stock of a Philippine bank). In particular, the General Banking Law reforms included the formal adoption of Basel risk-based capital requirements, a legal basis for consolidated supervision, stronger safeguards against insider loans, enhanced disclosure requirements and increases in monetary penalties.

In September 2001, the Anti-Money Laundering Act of 2001 (the “AMLA”) was passed. The AMLA made money laundering a criminal offense, requires reporting of unusual or suspicious transactions and allows the Government to request any foreign country to assist in locating and freezing proceeds of unlawful activities. Amendments were made to the law in 2003 to comply with the demands of the Financial Action Task Force (“FATF”), established by the Organisation for Economic Cooperation and Development to combat money laundering. The amendments lowered the threshold amount for bank transactions automatically subject to reporting requirements from (Peso)4 million to (Peso)500,000. However, a court order will be required to examine suspicious transactions or freeze bank accounts other than those suspected to be related to terrorism, kidnapping, hijacking and drug trafficking. The new law remains silent on whether it will apply retroactively.

The Special Purpose Vehicle Act (“SPV Act”) was enacted in January 2003. The SPV Act provides the legal framework for the creation of private asset management companies that are expected to relieve a major portion of the banking system’s non-performing assets and thereby promote bank lending to support economic growth. The SPV Act’s implementing rules and regulations took effect on April 9, 2003. On June 26, 2003, the Monetary

Board of Bangko Sentral approved accounting guidelines allowing the staggered booking of losses from the discounted sales of non-performing assets to SPVs to spread their losses over a maximum period of seven years, provided that the banks fully disclose any deviations from generally accepted accounting practices in connections with such sales. Under the SPV Act, 40 private asset management companies were registered with the Philippine Securities and Exchange Commission (“Philippine SEC”) and were deemed eligible to acquire non-performing assets until the expiration of the SPV Act.

On April 24, 2006, the President signed into law an amendment to the SPV Act which extends the deadline for the establishment and registration of qualifying SPVs. The extension enabled financial institutions to continue to transfer non-performing assets to private asset-management companies, which allowed for increased lending from the banking system. More specifically, as of June 30, 2008, the extended deadline of the SPV Act resulted in the additional disposal of approximately (Peso)146.3 billion in non-performing assets and brought asset quality ratios in the banking sector closer to pre-Asian crisis levels. This amount represents approximately 28% of the P520.0 billion in non-performing assets held by the Bangko Sentral prior to the passage of the SPV Act in 2003. Apart from the SPV related disposals, Bangko Sentral has issued recent regulations allowing banks to enter into joint venture agreements with real estate developers to dispose of foreclosed properties.

On December 19, 2005, the Monetary Board partially lifted a moratorium on the establishment of bank branches and other banking offices that had been in place since 1999. This action was aimed primarily at increasing competition among banks and improving banking services and accessibility in underserved areas. Under the Monetary Board’s new guidelines, banks that meet certain qualification requirements may establish branches anywhere in the Philippines, except in selected areas of Metro Manila that Bangko Sentral has determined are adequately served by existing banking offices.

The Medium Term Philippine Development Plan 2004–2010 called for a more developed and stable financial infrastructure to promote a deeper domestic capital market and a stronger banking sector. The major bank and non-bank sector reforms for the medium-term include:

•	amendments to the New Central Bank Act of 1993 to strengthen the supervisory capability and the effectiveness of the Bangko Sentral;

•	promotion of compliance with International Accounting Standards, International Standards for Auditing and International Valuation Standards;

•	adoption of the Basel II risk-based capital adequacy framework on July 1, 2007;

•	establishment of a strong central credit information bureau;

•	promotion of microfinance in support of development and poverty alleviation;

•	encouraging new listings in the Philippine Stock Exchange and improving transparency and clearance settlements; and

•	support for the establishment of alternative trading systems and the full operation of the Fixed Income Exchange.

Also, Bangko Sentral has supported amendments to the Bangko Sentral charter to strengthen regulation of the banking sector. The proposed amendments, which are currently pending before Congress, would relax bank secrecy rules, give Bangko Sentral more flexibility to order consolidations in the banking industry, clarify the grounds for closing problem banks or declaring them insolvent and strengthen legal protections for Bangko Sentral officers acting in their official capacity.

On August 22, 2008, the Personal Equity and Retirement Account Law (“PERA Law”) was signed by President Arroyo into law. The PERA Law aims to improve the Republic’s savings rate and support the development of the domestic capital markets by setting up a personal savings plan for employees similar to the 401(k) pension scheme adopted in the United States.

On October 31, 2008, the Credit Information System Act (“CISA”) was signed into law. The CISA aims to establish a comprehensive credit information system in the Republic, and also seeks to improve access to credit, lower the cost of credit to borrowers and reduce reliance on collateral-based lending.

On June 30, 2009, Republic Act No. 9648, or The Documentary Stamp Tax Law, was signed into law by President Arroyo. The law exempts the sale, barter or exchange of shares of stock listed and traded through the Philippine Stock Exchange from documentary stamp taxes. The law is intended to stimulate trading in the local capital markets.

On September 29 and October 1, 2009, the Republic’s Senate and House of Representatives, respectively, passed a bill to enact the Real Estate Investment Trust (“REIT”) Act of 2009. The bill seeks to create a legal framework for REITs in the Republic and establish a new category of financial product in the country. The bill is designed to democratize real estate as an investment vehicle for average Filipino investors and stimulate capital market growth. The bill has been transmitted to the Office of the President, and will be enacted into law upon signature by President Arroyo.

Foreign Currency Loans

Bangko Sentral imposes a combination of prior approval, registration and reporting requirements on all non-peso denominated loans. The regime is as follows:

Type of Loan	Requirements

Private sector loans:

•      guaranteed by a public sector entity or a local commercial bank;

•      granted by foreign currency deposit units that are specifically or directly funded from, or collateralized by, offshore loans or deposits;

•      obtained by banks and financial institutions with a term exceeding one year which will be relent to public and private enterprises; or

•      serviced using foreign exchange purchased from the banking system, unless specifically exempted from the approval requirement.

Prior approval, subsequent registration and reporting requirements.

Private sector loans which are specifically exempted and which will be serviced with foreign exchange purchased in the banking system.	Subsequent registration and reporting requirements.

All private sector loans to be serviced with foreign exchange not purchased from the banking system.	Reporting requirements.

Public sector offshore loans except: • short-term foreign currency deposit loans for trade financing; and • short-term interbank borrowings	Prior approval and reporting requirements.

The Philippine Securities Markets

History and Development

The securities industry in the Philippines began with the opening of the Manila Stock Exchange in 1927. In 1936, the Government established the Philippine SEC to oversee the industry and protect investors. Subsequently, the Makati Stock Exchange opened in 1963 and merged with the Manila Stock Exchange to form the Philippine Stock Exchange in 1994.

On June 29, 1998, the Philippine SEC granted the Philippine Stock Exchange self-regulatory organization status, empowering it to supervise and discipline its members, including by examining a member’s books of account and conducting audits.

To broaden the range of securities eligible for listing, the Philippine Stock Exchange established a board for small- and medium-sized enterprises with an authorized capital of (Peso)20 million to (Peso)99.9 million of which at least 25% must be subscribed and fully paid.

In August 2001, the Philippine Stock Exchange completed its conversion to a publicly held stock corporation. As its first shareholders, each of the 184 member-brokers subscribed and fully paid for 50,000 shares. The listing of its shares on the Philippine Stock Exchange took effect in December 2003 and 40% of the unissued shares were sold through a private placement in February 2004.

As of August 31, 2008, the Philippine Stock Exchange had 149 local and 35 foreign members, and 246 listed companies.

As of December 21, 2009 the Philippine Stock Exchange composite index closed at 3,020.6 compared to a close of 1,872.9 on December 24, 2008, 3,621.6 on December 28, 2007 and 2,982.5 on December 28, 2006.

In addition to the Philippine Stock Exchange, the Philippine Dealing and Exchange Corporation (“PDEX”), which deals mainly with foreign exchange and Government securities, was granted self-regulatory organization status by the Philippine SEC in 2006, The PDEX registered a trading volume of (Peso)233.5 billion for Government securities among its participant banks for the month of September 2009, which was more than triple the volume of (Peso)68.0 billion in December 2006.

Government Securities Market

The Government securities market is dominated by short-term Treasury bills with maturities not exceeding one year. Responding to investor preferences and to create a yield curve for long-term domestic securities, the Government issued securities with longer maturities, including five-year fixed rate treasury bonds in June 1995, seven- and ten-year fixed rate treasury bonds in 1996 and 20-year Treasury bonds in 1997. The Bureau of the Treasury currently conducts weekly public offerings of Treasury bills with maturities of 91 days, 182 days and 364 days, as well as Treasury bonds with maturities ranging from two years to 25 years. Net financing of the Government decreased by 21.5% in 2005 compared to 2004. Net foreign borrowings amounted to (Peso)92.7 billion in 2005, including the issuance of $1.5 billion, $750 million and $1.0 billion in global bonds in February, May and September, respectively; domestic borrowings amounted to (Peso)54.1 billion, with sales of short-term treasury bills used to finance maturing obligations during the period. The Government also issued $1.5 billion and €500 million in global bonds in January 2006. As of December 31, 2005, the Government had (Peso)637.6 billion in outstanding Treasury bills (a 49.9% increase from (Peso)425.4 billion on December 31, 2001) and (Peso)1,496.5 billion in outstanding Treasury bonds (a 88.7% increase from (Peso)793.1 billion on December 31, 2001). The Government’s outstanding direct domestic debt totaled (Peso)2.2 trillion as of December 31, 2005.

In the first quarter of 2006, the Government conducted a domestic debt consolidation with the goal of creating large domestic three-, five- and seven-year benchmarks. The transaction was conducted in two phases.

On February 17, 2006, the Republic issued (Peso)70.7 billion of new three-year bonds in exchange for approximately (Peso)66.0 billion of eligible bonds from 49 different series. On March 3, 2006, the Republic issued (Peso)33.4 billion of new five-year bonds in exchange for (Peso)15.0 billion of eligible bonds from 32 different series and (Peso)17.0 billion of new seven-year bonds in exchange for (Peso)15.0 billion of eligible bonds from 11 different series. The exchange was executed through a modified Dutch auction in which investors tendered their existing holdings of eligible bonds in exchange for the new bonds. As of December 31, 2006, outstanding Government securities amounted to (Peso)2.2 trillion, 69.5% of which were regularly issued of Treasury bills and Fixed Rate Treasury Bonds (“FXTBs”). FXTBs comprised (Peso)869 million, or 56.8% of the issuances for the year.

As of December 31, 2007, outstanding Government securities remained at (Peso)2.2 trillion; 60.5% of these were regular issuances of Treasury bills and FXTBs. On August 1, 2007, the Government raised (Peso)77.7 billion from the sale of three- and five-year Retail Treasury Bonds (“RTBs”). In weekly auctions of Treasury bills and bonds, total Treasury bills and bonds offered by the Government in 2007 were (Peso)263.8 billion, a decrease of 7.8% from the (Peso)286.0 billion offered in 2006. The global economic downturn in the second half of 2007 resulted in the rejection of some of the bids for Government securities. However, investors continued to access the Government securities market as total subscriptions or market tenders were more than twice the offered amount for both short-term Treasury bills and longer-term Treasury bonds.

As of August 31, 2008, outstanding Government securities amounted to (Peso)2.4 trillion, 60.4% of which were regular issuances of Treasury bills and FXTBs. The remaining 39.6% of Government issued debt securities were benchmark bonds, special bond issuances, other notes and bonds and Government guaranteed corporate debt. RTBs were again issued on July 31, 2008, raising (Peso)70 billion. In weekly auctions for 2008, offerings by the Government totaled (Peso)253 billion, an increase from the (Peso)198.8 billion registered during the same period in 2007. The Government accepted (Peso)125.9 billion of the (Peso)253 billion in securities offered, as higher quoted prices by dealers due to concerns over rising inflation led the Government to reject a large number of bids. The increase in the Bangko Sentral’s borrowing and lending rates by 25 basis points on August 28, 2008, following a combined increase of 75 basis points in June and July 2008, translated into an increase in the cost of borrowing of banks from the Bangko Sentral.

International Bond Market

In February 1997, Bangko Sentral approved guidelines governing the issuance of peso-denominated bonds in the international capital markets. Bangko Sentral requires the receipt of foreign currency by the Philippines and its exchange into pesos in the local banking system.

In 2005, the Monetary Board of the Bangko Sentral began to allow certain non-resident institutions such as the ADB and IFC, to issue peso-denominated bonds in the local market.

Public Finance

The Consolidated Financial Position

The consolidated public sector financial position measures the overall financial standing of the Republic’s public sector. It is comprised of the public sector borrowing requirement and the aggregate deficit or surplus of the Social Security System and the Government Service Insurance System, Bangko Sentral, the Government financial institutions and the local Government units. The public sector borrowing requirement reflects the aggregate deficit or surplus of the Government, the Central Bank-Board of Liquidation’s accounts, the Oil Price Stabilization Fund and the 14 monitored GOCCs.

The following table sets out the consolidated financial position on a cash basis for the periods indicated.

CONSOLIDATED PUBLIC SECTOR FINANCIAL POSITION OF THE REPUBLIC

	As of December 31,
	2004		2005		2006		2007		2008
	(in billions, except percentages)
Public sector borrowing requirement:
National government	(Peso)	(187.1)	(Peso)	(146.8)	(Peso)	(64.8)	(Peso)	(12.4)	(Peso)	(68.1)
Central Bank-Board of Liquidation		(17.5)		(16.3)		5.8		(8.2)		(9.6)
Oil Price Stabilization Fund(1)		0.0		0.0		—		—		—
Monitored Government-owned corporations		(85.4)		(25.4)		(13.2)		57.9		(27.2)
Government transfers to Government-owned corporations		9.2		1.5		(0.0)		10.6		13.8
Other adjustments		0.0		0.0		0.0		0.0		0.1

Total public sector borrowing requirement		(280.8)		(187.0)		(79.1)		47.9		(91.0)

As a percentage of GDP		(5.8)%		(3.4)%		(1.3)%		0.7%		(1.2)%
Other public sector:
Social Security System and Government Service Insurance System		24.4		48.9		59.4		34.2		66.7
Bangko Sentral(2)		3.3		3.6		0.6		(89.2)		9.4
Government financial institutions		5.2		6.6		8.0		5.9		7.5
Local Government units		14.9		24.0		26.7		21.8		34.4
Timing adjustment of interest payments to Bangko Sentral		3.9		3.4		(0.7)		0.1		2.2
Other adjustments		(2.8)		(0.1)		(3.9)		0.6		0.0

Total other public sector		48.7		86.2		90.1		(26.6)		120.2

Consolidated public sector financial position		(232.1)		(100.7)		11.0		21.3		29.2

As a percentage of GDP		(4.8)%		(1.8)%		0.2%		0.3%		0.4%

Source:	Fiscal Policy and Planning Office, Department of Finance.

(1)	The Oil Price Stabilization Fund was created by the Government to stabilize the domestic price of oil products. Prior to deregulation in 1997, if exchange rates and international crude oil prices exceeded certain levels, oil companies received money from the fund, but if exchange rates and crude oil prices fell below those levels, oil companies contributed to the fund. The fund was technically abolished with the full deregulation of the oil industry in February 1998.

(2)	Amounts are net of interest rebates, dividends and other amounts remitted to the Government and the Central Bank-Board of Liquidation.

The consolidated financial position of the Republic recorded a surplus of (Peso)11.0 billion in 2006, a reversal from the (Peso)100.7 billion deficit in 2005. The reversal was mainly due to governance reform resulting in improved receipts and lower costs, including costs of debt servicing.

The consolidated financial position of the Republic recorded a surplus of (Peso)21.3 billion in 2007, almost twice the amount of the (Peso)11.0 billion surplus in 2006. The reversal was mainly due to improved spending policies and financial discipline by the Republic’s agencies.

In 2008, the consolidated financial position of the Republic recorded a surplus of (Peso)29.2 billion, which was approximately 37.1% higher than the surplus of (Peso)21.3 billion recorded in 2007. The increase in the public sector surplus was primarily due to the improved financial positions of Government-owned and controlled corporations, the BSP and local government units during the year. The Government expects the consolidated public sector position in 2009 to register a deficit primarily because of its stimulus program for the domestic economy.

Government Revenues and Expenditures

The following table sets out Government revenues and expenditures for the periods indicated.

GOVERNMENT REVENUES AND EXPENDITURES

	Actual													Budget
	2004		2005		2006		2007		2008		2009(1)			2008(2)		2009
	(in billions, except percentages)
Cash Revenues
Tax revenues
Bureau of Internal Revenue	(Peso)	470.3	(Peso)	542.7	(Peso)	652.7	(Peso)	713.6	(Peso)	778.6	(Peso)	612.0		(Peso)	810.0	(Peso)	798.5
Bureau of Customs		127.3		154.6		198.2		209.4		260.2		184.0			274.1		273.3
Others(3)		7.4		8.4		9.0		9.9		10.4		10.0			9.4		10.9

Total tax revenues		605.0		705.6		859.9		932.9		1,049.2		806.0			1,093.4		1,082.6
As a percentage of GNP		11.5		12.0		13.2		12.9		12.7		—	(4)		13.2		—	(4)
Non-tax revenues
Bureau of the Treasury income(5)	(Peso)	64.7	(Peso)	70.6	(Peso)	74.4	(Peso)	67.9	(Peso)	63.7		56.3		(Peso)	57.3		60.1
Fees and other charges(6)		19.6		19.0		16.8		21.6		—		16.8			40.5		66.4
Privatizations(7)		0.4		2.4		5.8		90.6		31.3		1.1			34.0		30.0
Foreign grants		0.1		0.1		0.2		0.2		0.1		0.1			— (4)		—	(4)
Others		16.9		18.4		22.6		23.3		58.6		45.1			— (4)		—	(4)
Total non-tax revenues		101.7		110.5		119.8		203.6		153.7		119.4			131.8		156.5

Total cash revenues		699.7		795.6		959.0		1,106.4		1,144.2		881.4			1,212.9		1,183.8
As a percentage of GNP		13.3		13.5		14.7		15.3		13.9		—	(4)		14.6		—	(4)
Non-Cash Revenues		7.0		20.5		20.7		30.1		58.7		44.0			12.3		55.3

Total Revenues		706.7		816.2		979.6		1,136.5		1,202.9		925.4			1,225.2		1,239.2

Cash Expenditures
Personnel	(Peso)	283.1	(Peso)	296.4	(Peso)	324.7	(Peso)	350.3		374.7		290.7		(Peso)	397.3		432.0
Maintenance and operating expense		83.8		84.8		100.0		128.3		138.7		119.7			136.0		187.5
Interest payments
Foreign		90.9		109.5		112.8		110.6		101.7		102.6			106.4		—	(4)
Domestic		170.0		190.4		197.3		157.2		170.5		132.6			183.7		—	(4)

Total interest payments		260.9		299.8		310.1		267.8		272.2		249.4			295.8		311.2
Subsidies to Government corporation		7.0		8.1		11.9		27.3		17.0		12.6			10.1		11.3
Allotment to local government units		114.1		122.2		136.9		149.2		170.6		153.2			218.7		261.0
Comprehensive Agrarian Reform Program (land acquisition and credit)		7.3		4.1		1.9		4.0		4.1		0.0			4.1		1.0
Infrastructure and other capital outlays		93.8		90.4		99.2		145.3		172.2		167.8			147.5		203.5
Equity and net lending		5.7		1.9		3.7		13.5		16.1		12.0			14.5		26.6

Total cash expenditures		886.8		942.3		1,023.8		1,118.9		1,212.3		1,147.6			1,287.9		1,433.9

As a percentage of GNP		16.9		16.0		15.7		15.5		14.7		—	(4)		15.5		—	(4)
Non-Cash Expenditures		7.0		20.5		20.6		30.1		58.7		43.9			12.3		55.3

Total Expenditures		893.8		962.9		1,044.4		1,149.0		1,271.0		1,191.6			1,300.2		1,489.2

Surplus / (Deficit)	(Peso)	(187.1)	(Peso)	(146.8)	(Peso)	(64.8)	(Peso)	(12.4)	(Peso)	(68.1)	(Peso)	(266.1)		(Peso)	(75.0)	(Peso)	(250.0)
Financing
Domestic financing	(Peso)	105.9	(Peso)	54.1	(Peso)	(56.0)	(Peso)	(43.8)	(Peso)	77.3	(Peso)	126.5		(Peso)	50.4		153.8
Net domestic borrowings		161.4		143.3		(10.6)		42.9		169.3		26.6			68.1		174.0
Non-budgetary accounts		(74.9)		(66.9)		(39.3)		20.3		(45.0)		17.9			(13.4)		(14.5)
Use of cash balances		19.4		(22.3)		(6.1)		(107.0)		(47.5)		112.3			(4.3)		(5.7)
Foreign financing		81.2		92.7		120.8		56.2		(9.2)		80.8			24.6		96.2

Total financing	(Peso)	187.1	(Peso)	146.8	(Peso)	64.8	(Peso)	12.4	(Peso)	68.1	(Peso)	237.5		(Peso)	75.0		250.0

Source: Department of Finance; Department of Budget and Management.

(1)	Preliminary data as of November 18, 2009 for the first ten months of 2009.

(2)	To date, the Government is operating under Republic Act No. 9524 which enacted the 2009 budget.

(3)	Represents tax revenues of the Department of Environment and Natural Resources, Bureau of Immigration and Deportation, Land Transportation Office and other Government entities.

(4)	Data unavailable.

(5)	Represents interest on deposits, interest on advances to Government-owned corporations, interest on securities, dividends from Government-owned corporations, earnings received from the Philippine Amusement and Gaming Corporation, earnings and terminal fees received from Ninoy Aquino International Airport, guarantee fees and others.

(6)	Represents receipts from the Land Transportation Office, Department of Foreign Affairs and other Government agencies.

(7)	Represents remittances to the National Government from the sale of interests in Government-owned corporations, Government financial institutions and other Government owned assets and from the sale of assets by the Presidential Commission on Good Government and the Asset Privatization Trust.

Recent Results

The Government recorded a deficit of (Peso)266.1 billion for the first ten months of 2009, compared to a deficit of (Peso)62.3 billion for the first ten months of 2008 and a budgetary target deficit of (Peso)250.0 billion for 2009. The deficit was primarily a result of increased spending by the Government as part of its stimulus program to mitigate the effects of the global economic downturn on the Republic. However, a decrease in revenues further increased the deficit.

Total Government revenues for the first ten months of 2009 were (Peso)925.4 billion, compared to (Peso)972.6 billion for the first ten months of 2008, reflecting a 4.8% decrease. Bureau of Internal Revenue (“BIR”) collections for the first ten months of 2009 were (Peso)612.0 billion (of which (Peso)589.2 billion were cash revenues), reflecting a decrease of 5.2% from BIR collections of (Peso)644.8 billion (of which (Peso)630.2 billion were cash revenues) for the corresponding period in 2008 as a result of the lowering of the corporate income tax rate as well as the implementation of various tax incentives and exemptions as part of the stimulus program. The Government’s budgetary target for BIR collections in 2009 was (Peso)810.1 billion (of which (Peso)790.5 billion was targeted to be in cash). Bureau of Customs (“BOC”) collections were (Peso)183.9 billion (of which (Peso)162.7 billion were cash revenues) in the first ten months of 2009, compared to (Peso)218.2 billion for the first ten months of 2008 (of which (Peso)185.4 billion were cash revenues), reflecting a 15.7% decrease. The decrease was due mainly to the contraction in imports during the period. The budgetary target for BOC collections in the first ten months of 2009 was (Peso)276.8 billion, of which (Peso)238.0 billion was targeted to be in cash. Other revenues were (Peso)73.2 billion in the first ten months of 2009, reflecting an increase of 29.7% from other revenues of (Peso)56.4 billion in the first ten months of 2008. Income from the Bureau of the Treasury was (Peso)56.3 billion in the first ten months of 2009, compared to income of (Peso)53.1 billion for the same period in 2008, representing a 6.0% increase.

In the first ten months of 2009, total Government expenditures were (Peso)1,191.5 billion (of which (Peso)249.4 billion were interest payments), representing a 15.1% increase from Government expenditures of (Peso)1,034.9 billion (of which (Peso)252.3 billion were interest payments) for the corresponding period in 2008. The budgetary target for expenditure for 2009 was (Peso)1,489.2 billion, of which (Peso)311.2 billion was targeted for interest payments.

Revenues

Sources.    The Government derives its revenues from both tax and non-tax sources. The main sources of revenue include income taxes, value-added taxes, excise taxes and customs duties. The main sources of non-tax revenue consist of interest on deposits, amounts earned from Government-owned corporations and privatization receipts.

On May 24, 2005, President Arroyo signed into law the Reformed Value-Added Tax Act of 2005. The new law required the President to raise the VAT from 10% to 12%, effective February 1, 2006, upon the recommendation of the Philippine Secretary of Finance, if either of two conditions was satisfied: (i) the VAT to GDP ratio in 2005 was more than 2.8%; or (ii) the Government deficit to GDP ratio in 2005 was more than 1.5%. In 2005, the VAT to GDP ratio was 2.9%, while the deficit to GDP ratio was 2.7%. Several opposition lawmakers and an association of petroleum dealers filed petitions opposing the implementation of the new law on grounds that the provision in the new law allowing the President to increase the tax rate to 12% from 10% was unconstitutional for being an invalid delegation of legislative power. On September 1, 2005, the Supreme Court upheld the constitutionality of the Reformed Value-Added Tax Act of 2005. The Reformed Value-Added Tax Act of 2005 was implemented on November 1, 2005 and the VAT was raised to 12% effective February 1, 2006. In addition to sales of goods, the VAT is also imposed on all income derived by banks and non-bank financial intermediaries and finance companies, including from financial intermediation services, financial leasing, net foreign exchange gains, net trading gains, certain real estate sales and sales of other properties acquired through foreclosure and sales of goods and properties.

Since 2006, the BIR has implemented the following tax administration improvements:

•	settlement of delinquent accounts or disputed assessments which are either being litigated in the courts or being challenged by taxpayers;

•	a lateral attrition law, which provides incentives for revenue agencies which exceed their revenue targets for given periods and penalties if they fall short of their targets;

•	specialized programs aimed at identification and prosecution of tax evaders, such as the Run After Tax Evaders (“RATES”) program of the BIR and the Run After The Smugglers (“RATS”) program of the BOC;

•	use of electronic documentary stamp metering machines to accurately assess and monitor documentary stamp taxes;

•	broadening the tax base to increase the number of registered taxpayers, specifically by matching BIR taxpayer records between Government agencies such as the Philippine SEC;

•	issuance of revenue regulations regarding automobiles which are subject to excise tax; and

•	implementing a ceiling on deductible representation expenses as mandated by the Tax Code of 1997.

The BIR’s RATES program’s general goal is to effectively raise tax revenues; it is also intended to enhance voluntary taxpayer compliance with the law, provide a deterrent to tax evaders and promote public confidence in the tax collection system. The RATES program seeks to achieve these goals by providing the infrastructure, policy framework and information systems necessary to investigate possible cases of tax evasion and determine instances where prosecution is necessary.

The BOC RATS program focuses on detecting and prosecuting smugglers and other violators of customs and tariff laws that are not detected and acted upon during initial and secondary reviews and screenings by existing BOC programs. The RATS program seeks to achieve its policy objectives by improving external infrastructure and information systems that are used to monitor customs collections, while at the same time internally reviewing the BOC’s organizational integrity to improve its performance as well as public confidence in the customs tax collection system.

Total Government revenues for 2006 were (Peso)979.6 billion, compared to (Peso)816.2 billion for 2005, reflecting a 20.0% increase. BIR collections for 2006 were (Peso)652.7 billion (of which (Peso)641.7 billion were cash revenues), reflecting a 20.3% increase from BIR collections of (Peso)542.7 billion (of which (Peso)535.1 billion were cash revenues) for 2005. BOC collections were (Peso)198.2 billion (of which (Peso)188.5 billion were cash revenues) in 2006, compared to (Peso)154.6 billion for 2005 (of which (Peso)141.7 billion were cash revenues), reflecting a 28.2% increase. Other revenues were (Peso)54.3 billion in 2006, compared to other revenues of (Peso)48.3 billion in 2005. Income from the Bureau of the Treasury was (Peso)74.4 billion in 2006, compared to income of (Peso)70.6 billion for 2005.

Total Government revenues in 2007 were (Peso)1,136.6 billion, compared to (Peso)979.6 billion in 2006, reflecting a 16.0% increase. BIR collections in 2007 were (Peso)713.6 billion (of which (Peso)699.7 billion were cash revenues), reflecting a 9.3% increase from BIR collections of (Peso)652.7 billion (of which (Peso)641.7 billion were cash revenues) in 2006. BOC collections in 2007 were (Peso)209.4 billion (of which (Peso)193.2 billion were cash revenues), compared to (Peso)198.2 billion in 2006 (of which (Peso)188.5 billion were cash revenues), reflecting a 5.7% increase. Revenues from other offices in 2007 were (Peso)145.7 billion, compared to revenues from other offices of (Peso)54.3 billion in 2006, representing a 168.3% increase. This increase was primarily attributable to the sale of Government assets. Income from the Bureau of the Treasury was (Peso)67.9 billion in 2007, compared to income of (Peso)74.4 billion in 2006, representing an 8.7% decrease.

Total Government revenues in 2008 were (Peso)1,202.9 billion, compared to (Peso)1,136.6 billion in 2007, reflecting a 5.8% increase. Total revenues in 2008 were below the target of (Peso)1,225.2 billion. BIR collections in 2008 were (Peso)778.6 billion (of which (Peso)761.9 billion were cash revenues), reflecting a 9.1% increase from BIR collections of (Peso)713.6 billion (of which (Peso)699.7 billion were cash revenues) in 2007. The Government’s target for BIR collections in 2008 was (Peso)810.0 billion (of which (Peso)794.3 billion was targeted to be in cash). BOC collections were (Peso)260.2 billion (of which (Peso)218.2 billion were cash revenues) in 2008, compared to (Peso)209.4 billion in 2007 (of which (Peso)193.2 billion were cash revenues), reflecting a 24.3% increase. 2008 target for BOC collection was (Peso)274.1 billion, of which (Peso)234.1 billion was targeted in cash. Other revenues were (Peso)100.4 billion in 2008, compared to other revenues of (Peso)145.6 billion in 2007. This represented a decrease of 31.0% from 2007 to 2008. The revenue derived from other offices was also well above the 2008 target of (Peso)9.4 billion set by the Government. Income from the Bureau of the Treasury was (Peso)63.7 billion in 2008, compared to income of (Peso)67.9 billion in 2007, representing a 6.3% decrease. The figure was also above the (Peso)57.3 billion target set by the Government for 2008.

Expenditures

For 2006, total Government expenditures were (Peso)1,044.4 billion (of which (Peso)310.1 billion were interest payments), representing an 8.5% increase from Government expenditures of (Peso)962.9 billion (of which (Peso)299.8 billion were interest payments) for 2005.

In 2007, total Government expenditures were (Peso)1,149.0 billion (of which (Peso)267.8 billion were interest payments), representing a 10.0% increase from Government expenditures of (Peso)1,044.4 billion (of which (Peso)3 10.1 billion were interest payments) in 2006.

In 2008, total Government expenditures were (Peso)1,271.0 billion (of which (Peso)272.2 billion were interest payments), representing a 10.6% increase from Government expenditures of (Peso)1,149.0 billion (of which (Peso)267.8 billion were interest payments) in 2007. Full year target expenditure in 2008 was set at (Peso)1,300.2 billion, of which (Peso)290.1 billion was targeted for interest payments.

The Government Budget

The Budget Process

The Administrative Code of 1987 requires the Government to formulate and implement a national budget. The President submits the budget to Congress within 30 days of the opening of each regular session of Congress, which occurs on the fourth Monday of each July. The House of Representatives reviews the budget and transforms it into a general appropriations bill. The Senate then reviews the budget. A conference committee composed of members of both houses of Congress then formulates a common version of the bill. Once both houses approve the budget, the bill goes to the President for signing as a general appropriations act.

2009 Budget

On March 12, 2009, President Arroyo signed into law Republic Act No. 9524, or the (Peso)1.41 trillion National Expenditure Program for 2009. The 2009 budget is approximately 15.3% or (Peso)188.0 billion higher than the (Peso)1.23 trillion appropriated for 2008. The budget also includes a (Peso)10.1 billion economic stimulus fund to support the Philippine economy, which is experiencing difficulties as a result of the global economic downturn.

The ten Government agencies with the highest allocations under the 2009 budget compared to their corresponding allocations under the 2008 budget are set out below:

	Allocations (in billions)
Agency	2008		2009
	(in billions)
Department of Education[1]	(Peso)	149.2	(Peso)	171.5
Department of Public Works and Highways		102.4		137.5
Department of Interior and Local Government		53.5		63.2
Department of National Defense[2]		56.1		61.6
Department of Agriculture[3]		25.4		42.6
Department of Health		20.3		28.5
Department of Transportation and Communication		22.8		24.8
Commission on Elections		4.4		16.9
Department of Finance		8.1		13.9
Department of Environment and Natural Resources		8.5		13.5

(1)	Includes allocations for School Building Program.

(2)	Includes allocations for AFP Modernization Program.

(3)	Includes allocations for Agriculture and Fisheries Modernization Program.

Under the 2009 budget, the priority sectors are infrastructure, education, health, environment, science and technology. The budget includes housing and salary adjustments for state workers. The economic services allocation increased from 24.4% of the general appropriations or (Peso)299.0 billion in 2008 to 26.8% in the 2009 budget, or (Peso)381.7 billion. Under the 2009 budget, funding for social services accounted for 31.7% of the national allocation or (Peso)452.2 billion, up by 19.8% or (Peso)74.7 billion. Among executive departments, the largest increases in budgetary allocations under the 2009 budget compared to 2008 were the following: the Department of Public Works and Highways with a (Peso)35.1 billion increase; the Department of Education (inclusive of allocations for its School Building Program) with (Peso)22.2 billion increase; the Department of Agriculture (inclusive of allocations for the Agriculture and Fisheries Modernization Program), which received a (Peso)17.1 billion increase; the Department of Interior and Local Government, with (Peso)9.7 billion increase; and Department of Health, whose allocation increased by (Peso)8.2 billion.

2010 Budget

On November 9, 2009, the House of Representatives approved the proposed 2010 national budget of (Peso)1.54 trillion. This proposed budget is 8.1% or (Peso)115.0 billion higher than the 2009 budget. The increased budget is designed to allow the Government to complete ongoing infrastructure projects, develop human capital and support agricultural activity. In the proposed 2010 budget, (Peso)340.8 billion is designated for payment of the Republic’s debt service obligations in 2010, which are expected to increase by 34.9% from (Peso)252.6 billion in 2009. The proposed debt service allotment for 2010 includes (Peso)221.2 billion for domestic obligations and (Peso)119.6 billion for foreign obligations. The Department of Education (inclusive of allocations for its School Building Program) received the largest departmental allocation with (Peso)172.8 billion. The Department of Public Works and Highways was allotted (Peso)105.3 billion, 32.3% lower than its (Peso)137.5 billion allotment in 2009 due to the completion of certain infrastructure projects in 2009. The Department of Social Welfare and Development was allotted (Peso)16.4 billion, a 53.3% increase from the (Peso)10.7 billion it was allotted under the 2009 budget. The proposed 2010 budget anticipates a (Peso)233.4 billion budget deficit in 2010, or approximately 2.8% of the Republic’s expected GDP. The proposed budget is now being deliberated upon by the Senate.

Debt

External Debt

For foreign borrowings by the private sector, Bangko Sentral approval is required if the loans (i) are guaranteed by the public sector; (ii) will be serviced with foreign exchange from the Philippine banking system or (iii) the loans will be obtained by banks for the purpose of re-lending and have maturities of more than one year.

The following table sets out the total outstanding Bangko Sentral-approved and registered external debt.

BANGKO SENTRAL APPROVED EXTERNAL DEBT

	As of December 31,
	2004	2005	2006	2007	2008	2009(5)
	(in billions, except percentages)
By Maturity:
Short-term(1)	$5,046	$6,395	$5,009	$7,084	$7,001	$5,753
Medium and long-term	49,800	47,791	48,358	47,854	46,855	46,072

Total	$54,846	$54,186	$53,367	$54,938	$53,856	$51,825

By Debtor:(2)
Banking system	$9,651	$11,085	$9,874	$10,344	$8,130	$5,779
Public sector(3)	31,946	31,588	33,630	34,683	35,466	35,332
Private sector	13,250	11,513	9,863	9,911	10,260	10,714

Total	$54,846	$54,186	$53,367	$54,938	$53,856	$51,825

By Creditor Type:
Multilateral	$8,440	$7,349	$7,123	$7,708	$8,902	$8,816
Bilateral	16,800	14,282	13,400	13,709	15,418	14,352
Banks and financial institutions	11,175	12,899	10,699	10,488	9,040	7,281
Bondholders / noteholders	15,839	17,184	18,709	18,562	17,319	17,652
Others	2,592	2,472	3,436	4,471	3,177	3,724

Total	$54,846	$54,186	$53,367	$54,938	$53,856	$51,825

Ratios:
Debt service burden to exports of goods and services(4)	13.8%	13.5%	12.0%	10.1%	9.6	13.4
Debt service burden to GNP	7.7%	7.1%	6.4%	4.9%	4.0%	4.8
External debt to GNP	58.6%	50.7%	41.9%	35.1%	29.0%	28.9	(6)

Source: Bangko Sentral.

(1)	Debt with original maturity of one year or less.

(2)	Classification by debtor is based on the primary obligor under the relevant loan or rescheduling documentation.

(3)	Includes public sector debt whether or not guaranteed by the Government; does not include public banks.

(4)	This ratio is based on the debt service burden for the relevant period relative to the total exports of goods and receipts from services and income during such period based on the BPM5 framework.

(5)	Preliminary data as of June 30, 2009.

(6)	Based on annualized GNP.

Under the EPIRA, the Government was obligated to assume (Peso)200 billion of NPC’s debt. The Government completed the assumption of $3.4 billion and €500 million (amounting to approximately (Peso)200 billion) of NPC’s debt in March 2005.

As of December 31, 2006, the Republic’s outstanding external debt approved by or registered with Bangko Sentral was $53.4 billion, a decrease of $0.8 billion from the $54.2 billion as of December 31, 2005. The decrease in debt was principally due to net repayments made in the year by both bank and non-bank borrowers.

As of December 31, 2007, outstanding external debt of the Republic approved by or registered with Bangko Sentral was $54.9 billion, an increase of $1.6 billion from the $53.4 billion as of December 31, 2006. The increase in debt was mainly attributable to an increase in holdings of Philippine debt by non-residents, as well as upward foreign exchange revaluation adjustments and net loans during the year.

As of December 31, 2008, outstanding external debt of the Republic approved by or registered with Bangko Sentral was $53.9 billion. Transactions during the year resulted in net repayments of $4.3 billion, but the impact of this was substantially offset by upward foreign exchange revaluation adjustments of $3.2 billion, representing the increase in the US dollar value of yen-denominated obligations due to the yen’s appreciation against the US dollar. As a result, the debt stock showed a decline of only $1.0 billion from last year’s $54.9 billion figure. Without the upward revaluation adjustments, external debt would have dropped by $4.3 billion during the year.

As of June 30, 2009, the Republic’s outstanding external debt registered with Bangko Sentral was $51.8 billion, a 3.9% decrease from the $53.9 billion recorded as of December 31, 2008, and a 5.4% decrease from the $54.8 billion recorded as of June 30, 2008. The decrease in external debt in the first six months of 2009 was due to net repayments of approximately $708 million in the first six months of 2009, increased investments by residents in Republic debt and other accounting adjustments. These inflows were offset in part by a $437 million foreign exchange revaluation adjustment resulting from the weakening of the US dollar against other currencies in the period.

As of June 30, 2009, Bangko Sentral-approved medium- and long-term external debt amounted to $46.1 billion. As of the same date, Bangko Sentral-approved short-term external debt amounted to $5.8 billion, equivalent to approximately 3.7% of annualized GDP for the period. Approximately 51.1% of total Bangko Sentral approved external debt (including short-term debt) was denominated in US dollars, 28.5% was denominated in Japanese yen and 20.4% denominated in other currencies. Loans from multilateral agencies such as the World Bank and the ADB accounted for 10.4% of total Bangko Sentral-approved external debt.

Government Financing Initiatives

The following are the major program loans obtained by the Government from January 2003 to November 2009.

Program Loan	Creditor	Amount	Date Availed
Power Sector Development Program	ADB	$450 million	December 2006
Financial Market Regulation and Intermediation Program	ADB	$200 million	December 2006
Development Policy Loan	WB	$250 million	March 2007
Power Sector Development Program	JBIC	$300 million	March 2007
Development Policy Support Program	ADB	$250 million	March 2007
Local Government Financing and Budget Reform Program	ADB	$300 million	December 2007	(1)
Development Policy Support Program	ADB	$250 million	September 2008	(1)
Philippines National Roads Improvement and Management Program	WB	$232 million	May 2008	(1)
Governance in Justice Sector Reform Program	ADB	$300 million	December 2008	(1)
Global Food Crisis Response Program Development Policy Operation Project	WB	$200 million	December 2008	(1)
Development Policy Support Program	ADB	$250 million	September 2009	(1)
Local Government Financing and Budget Reform Program	ADB	$225 million	November 2009	(1)

(1)	Indicates loan approval date.

Credit Ratings

The following table sets out the changes in the Republic’s long-term foreign currency credit ratings or rating outlooks for the three years preceding the date of this prospectus.

Date	Rating Agency	Credit Rating or Rating Outlook

February 9, 2006	Moody’s	Affirmed at B1 with outlook “negative”

February 9, 2006	Standard & Poor’s	Upgraded outlook from “negative” to “stable”

February 13, 2006	Fitch Ratings	Upgraded outlook from “negative” to “stable”

August 17, 2006	Fitch Ratings	Affirmed at BB with outlook “stable”

November 2, 2006	Moody’s	Upgraded outlook from “negative” to “stable”

March 5, 2007	Fitch Ratings	Affirmed at BB with outlook “stable”

June 12, 2007	Standard & Poor’s	Affirmed at BB- with outlook “stable”

January 25, 2008	Moody’s	Upgraded outlook from “stable” to “positive”

April 18, 2008	Standard & Poor’s	Affirmed at BB- with outlook “stable”

June 27, 2008	Fitch Ratings	Affirmed at BB with outlook “stable”

February 12, 2009	Moody’s	Affirmed at B1 with outlook “positive”

May 6, 2009	Fitch Ratings	Affirmed at BB with outlook “stable”

July 5, 2009	Standard & Poor’s	Affirmed at BB- with outlook “stable”

July 24, 2009	Moody’s	Affirmed at Ba3 with outlook “stable”

September 11, 2009	Standard & Poor’s	Affirmed at BB- with outlook “stable”

On February 9, 2006, Moody’s affirmed the Republic’s long term foreign and local currency ratings at B1 with a “negative” outlook. Moody’s noted that “while the Philippines has made progress in reducing fiscal deficits, more reform will be needed to bring down the exceptionally high public sector debt to a level that would prompt a change from Moody’s current negative outlook on the Government’s B1 rating”.

On February 9, 2006, Standard & Poor’s upgraded its long-term foreign and local currency ratings outlooks for the Republic from “negative” to “stable” while affirming the existing ratings of BB- and BB+, respectively. Standard and Poor’s noted that “the stable outlook reflects revised expectations concerning the prospects of policy continuity and adherence to fiscal consolidation, which foreshadows improved chances for overall deficit reduction and stabilization of the country’s debt dynamics”.

On February 13, 2006, Fitch Ratings upgraded its long term foreign and local currency ratings outlooks for the Republic from “negative” to “stable” while affirming the existing ratings of BB and BB+, respectively. Fitch noted that “the good 2005 fiscal performance and 2006 fiscal outlook, together with a more settled political environment, warrant the change in outlook”. Fitch did, however, also say that the Government should undertake additional fiscal reform measures to prevent downward pressure on the Republic’s credit rating and warned that “political developments could still affect credit worthiness,” citing continuing efforts to revise the Constitution that could displace other legislative initiatives, and a likely revival of the opposition’s efforts to impeach President Arroyo in connection with alleged irregularities in the counting of votes during the May 2004 election. Fitch said renewed impeachment proceedings could cast doubt on the “plausible” tenure of President Arroyo and it said destabilizing political events could reduce tax collection or disrupt financial markets, with possible implications for public debt service. See also “Republic of the Philippines—Government—National Elections and Recent Political Developments”.

On August 17, 2006, Fitch Ratings upgraded its long-term foreign and local currency ratings outlooks for the Republic to “stable” while affirming the existing rating of BB and BB+, respectively. Fitch noted that the upgrade reflected greater liberalization and capital exchange controls in many emerging market economies such as the Republic, the strengthening of monetary and exchange rate regimes, and the deepening integration of such emerging markets in the global economy.

On November 2, 2006, Moody’s upgraded its long-term foreign and local currency outlook for the Republic from “stable” to “positive”. Moody’s cited the Arroyo administration’s efforts in reducing the country’s reliance on foreign currency-denominated debt, as well as easing its debt burden overall as the main reasons for the upgrade. However, Moody’s noted that the Republic would continue to face challenges in the form of political spending pressures ahead of the May 2007 elections.

On March 5, 2007, Fitch Ratings affirmed its long-term foreign and local currency ratings outlooks for the Republic at “stable” while affirming the existing ratings of BB and BB+, respectively. Fitch noted the major fiscal adjustment in the Republic and that “an extended period of restrained spending and the successful implementation of the VAT in 2006 demonstrated the government’s clear commitment to fiscal prudence”. However, Fitch said that it refrained from raising the Republic’s sovereign rating in light of concerns that “Philippine fiscal gains could be at risk without further significant improvements in tax collection to match new spending”. Citing the Republic’s debt to revenue ratio, which was expected to be 371% at year end, Fitch indicated that the Republic’s debt ratio still compared unfavorably with the median of 166% in the BB rating category. Fitch indicated that strong support for Philippine creditworthiness is derived from the Republic’s balance of payments performance, external debt repayment profile and international liquidity position.

On June 12, 2007, Standard & Poor’s affirmed its long-term foreign and local currency ratings outlooks for the Republic at “stable” while affirming the existing ratings of BB-. Standard & Poor’s maintained its rating citing revenue shortfalls due to inefficient tax collection, casting doubt over the administration’s ability to create a fiscal base for attaining its goals.

On January 25, 2008, Moody’s upgraded its long-term foreign and local currency outlook for the Republic from “stable” to “positive” while retaining the ratings at “B1”. Moody’s cited the mutual reinforcement of improved macroeconomic conditions and fiscal performance as the primary reason for the upgrade, as these factors contributed to an improved economic condition and a lower budget deficit. Moody’s also noted that low inflation in the Republic “has anchored inflationary expectations, despite upward pressure from high international food and oil prices”.

On April 18, 2008, Standard & Poor’s affirmed its long-term foreign and local currency ratings outlooks for the Republic at “stable” while affirming the existing ratings of BB-. Standard & Poor’s noted that the rating reflects the country’s improved external liquidity position, which along with fiscal consolidation efforts and a decrease in external borrowing, is resulting in a lower net external debt position. Standard & Poor’s indicated

that “this is ameliorating one of the key vulnerabilities of the sovereign, given that over 40% of its debt is denominated in foreign currency”. The rating also took into account the continued efforts of the Republic to increase its tax revenues and the Republic’s record of economic growth. However, Standard & Poor’s also noted that “despite these advances, a number of key debt ratios reveal a still-high level of vulnerability to economic shocks or adverse policy shifts than what is generally associated with this rating category”.

On June 27, 2008, Fitch Ratings affirmed its long-term foreign and local currency ratings outlooks for the Republic at “stable” while affirming the existing ratings of BB and BB+ respectively. Fitch highlighted the country’s relatively strong external financial position as the main reason for the stable outlook, explaining that current account surpluses driven by overseas remittances have resulted in an increase in foreign exchange reserves and a reduction in the Republic’s external debt ratios. Fitch retained the view that Philippine public finances are fundamentally weak and stated that “it is critical that the various measures to enhance revenue collection begin to deliver more meaningful results, as spending pressures…mount”.

On February 12, 2009, Moody’s affirmed its long-term foreign and local currency outlook for the Republic at “positive” and affirmed its corresponding ratings at B1. Moody’s reported that the Republic exhibited resiliency during the global financial and economic crises and largely preserved the gains it achieved in its economic, external payments and fiscal fundamentals. In particular, Moody’s cited the stability of the peso as another factor which contributed to the Republic’s improved external payments and debt service capacity.

On May 6, 2009, Fitch Ratings affirmed its long-term foreign and local currency ratings outlook for the Republic at “stable,” while affirming the existing ratings of BB and BB+, respectively. Fitch highlighted the Republic’s strong remittance inflows, manageable external financing requirements and controlled government spending, which resulted in reduction in both the budget deficit and Government debt, as the main reasons for the stable outlook.

On July 5, 2009, Standard & Poor’s affirmed its BB- long-term and B short-term foreign currency sovereign credit ratings for the Republic, as well as the Republic’s BB+ long-term and B short-term local currency sovereign credit ratings. Standard & Poor’s also retained its “stable” outlook for the Republic, indicating that the sovereign ratings are unlikely to change in the short-term, largely due to the Republic’s improving liquidity position, which lessened external liquidity risk despite a challenging external environment.

On July 24, 2009, Moody’s upgraded its long-term foreign and local currency ratings for the Republic to Ba3 from B1, but downgraded its long-term foreign and local currency outlook from “positive” to “stable”. Moody’s reported that the Republic exhibited relative resiliency in its external payments position and showed stability in its financial system. In particular, Moody’s cited the rapid growth in remittance inflows from overseas workers as the primary factor that contributed to the Republic’s improved external payments position.

On September 11, 2009, Standard & Poor’s affirmed its BB- long-term and B short-term foreign currency sovereign credit ratings for the Republic, as well as the Republic’s BB+ long-term and B short-term local currency sovereign credit ratings. Standard & Poor’s also retained its “stable” outlook for the Republic, noting its resilient and improving external liquidity position, against a challenging external environment, as well as the low likelihood of realization of contingent liabilities posed by the banking system. However, Standard & Poor’s also noted that the outlook may be further adjusted depending on actions by the new administration subsequent to the May 2010 elections.

Public Sector Debt

In January 2005, the Government revised its methodology for reporting public sector debt. Previously, the Department of Finance had reported total public sector debt, comprising the debt of the Government, the Central Bank Board of Liquidators (“CB-BOL”), the Social Security Institutions (“SSIs”), the 14 monitored GOCCs, the GFIs and the Bangko Sentral.

The Government’s new methodology for determining public sector debt reflects international standards recommended by the IMF’s Government Finance Statistics Manual 2001. Also, the Government now excludes the financial sector from its reported public sector debt to distinguish between financial public sector debt and non-financial public sector debt and to bring its reporting more in line with international practice. The Government has made the following revisions to its public sector debt figures in conformity with the IMF standards:

•	Debts of GFIs and Bangko Sentral, which were included in the previously reported public sector debt, are now excluded from public sector debt.

•

Intra-sectoral debt holdings, such as Government debt held by the Bond Sinking Fund and GOCC debt held by the Government, are now excluded from public sector debt under the new methodology to avoid double-counting.

•	The scope of public sector debt has been expanded to include the debt of local government units.

•	Levels of outstanding debts of SSIs and GOCCs have been revised to reflect recent updated data from the respective institutions.

OUTSTANDING PUBLIC SECTOR DEBT(1)

	As of December 31,
	2004		2005		2006		2007		2008
	(in billions, except percentages)
Consolidated nonfinancial public sector debt
Domestic	(Peso)	1,573.7	(Peso)	1,826.1	(Peso)	1,730.4	(Peso)	1,739.0	(Peso)	1,888.7
Foreign		3,055.1		2,849.3		2,729.2		2,320.0		2,628.5

Total		4,628.8		4,675.4		4,459.6		4,058.9		4,517.2

Financial public corporations
Bangko Sentral
Domestic		550.3		604.1		1,014.5		1,548.9		1,640.4
Foreign		377.0		288.7		160.0		118.6		162.7

Total		927.3		892.8		1,174.5		1,667.5		1,803.1

GFIs
Domestic(2)		246.4		6.8		11.4		42.0		11.1
Foreign		157.8		151.5		140.5		133.2		166.6

Total		404.1		158.3		151.9		175.1		177.7

Domestic		796.7		610.9		1,025.9		1,590.9		1,651.5
Foreign		534.8		440.3		300.5		251.8		329.3

Total		1,331.5		1,051.1		1,326.4		1,842.6		1,980.8

Less: Intrasector-debt holdings
Domestic
Government securities held by GFIs and BSP		314.2		280.4		344.9		475.9		447.4
Government deposits at BSP		60.3		85.3		108.5		167.4		141.9
Government/GOCCs deposits at GFIs		130.0		155.5		180.5		206.8		262.6
SSI’s deposits held by BSP		0.0		0.0		0.0		0.0		0.0
GFIs deposits at BSP		14.2		16.1		19.7		79.5		168.3
GOCC deposits at BSP		5.3		1.5		1.4		22.4		2.0
GOCC loans/other debt held by GSP		0.0		0.0		0.0		0.0		0.0
GOCC loans/other debt held by GFIs		26.6		37.1		56.0		47.4		50.8
GFIs loans/other debt held by BSP		81.0		73.4		82.3		69.8		72.6
Local governments debt held by GFIs		38.9		42.4		49.1		58.9		58.3

Total		670.4		691.6		842.4		1,128.0		1,203.9

Foreign
Governments securities held by BSP		0.7		1.1		0.0		0.0		22.7

Total		671.1		692.7		842.4		1,128.0		1,226.6

Total public sector
Domestic		1,700.0		1,745.4		1,913.9		2,201.8		2,336.3
Foreign		3,589.2		3,288.5		3,029.7		2,571.8		2,935.1

Total	(Peso)	5,289.2	(Peso)	5,033.9	(Peso)	4,943.6	(Peso)	4,773.6	(Peso)	5,271.4

Source: Fiscal Policy and Planning Office, Department of Finance.

(1)	The consolidated public sector comprises the general government sector, nonfinancial public corporations, and financial public corporations, after elimination of intra-debt holdings among these sectors.

(2)	Comprises all liabilities of Bangko Sentral (including currency issues) except for the following: Allocation of SDRs and Revaluation of International Reserves.

The following table presents the Republic’s consolidated nonfinancial public sector debt.

OUTSTANDING CONSOLIDATED NONFINANCIAL

PUBLIC SECTOR DEBT(1)

	As of December 31,
	2004		2005		2006		2007		2008
	(in billions, except percentages)
Total(2)	(Peso)	4,628.8	(Peso)	4,675.4	(Peso)	4,459.6	(Peso)	4,058.9	(Peso)	4,517.2
Domestic		1,573.7		1,826.1		1,730.4		1,739.0		1,888.7
Foreign		3,055.1		2,849.3		2,729.2		2,320.0		2,628.5
National government		3,812.0		3,888.2		3,851.5		3,712.5		4,220.9
Domestic		2,001.2		2,164.3		2,154.1		2,201.2		2,414.4
Foreign		1,810.7		1,723.9		1,697.4		1,511.3		1,806.5
Nonfinancial public corporations (14 GOCC’s)		1,546.1		1,573.5		1,450.7		1,212.6		1,308.2
Domestic		301.4		460.1		417.9		398.2		480.6
Foreign		1,244.7		1,113.4		1,032.8		814.4		827.7
CB-BOL		48.5		39.0		7.6		1.6		1.7
Domestic		0.0		0.0		0.0		0.0		0.0
Foreign		48.5		39.0		7.6		1.6		1.7
Social Security Institutions (SSIs)(3)		7.1		0.0		0.0		0.0		0.0
Domestic		7.1		0.0		0.0		0.0		0.0
Foreign		0.0		0.0		0.0		0.0		0.0
Local government units (LGUs)		49.2		55.0		63.7		73.5		73.6
Domestic		49.2		55.0		63.7		73.5		73.6
Foreign		0.0		0.0		0.0		0.0		0.0
Less: Government debt held by Bond Sinking Fund(4)		414.9		467.5		511.3		534.4		615.8
Domestic		411.8		463.6		507.5		530.9		613.0
Foreign		3.1		3.9		3.8		3.4		2.8
Intra-sector-debt holdings (domestic)		373.5		389.6		397.8		403.0		466.9
Government debt held by SSIs		131.5		153.9		176.0		176.0		248.6
Government debt held by LGUs		0.9		1.4		0.8		0.4		0.0
Government debt held by GOCCs		102.9		118.4		118.5		138.2		145.7
Onlending from national government to GOCCs		122.3		101.6		89.9		77.6		72.6
Onlending from GOCC to GOCC		15.9		14.3		12.6		10.8		0.0
Intra-sector-debt holdings (external)		45.7		23.2		4.8		4.0		4.6
GOCCs debt held by national Government		45.7		23.2		4.8		4.0		4.6
Total (as % of GDP)		95.0%		85.9%		73.9%		61.1%		60.9%
Domestic (as % of GDP)		32.3%		33.5%		28.7%		26.2%		25.4%
Foreign (as % of GDP)		62.7%		52.3%		45.3%		34.9%		35.4%

Source: Fiscal Policy and Planning Office, Department of Finance.

(1)	The consolidated nonfinancial public sector comprises the general government sector and nonfinancial public corporations. The consolidated nonfinancial public sector does not include financial public corporations.

(2)	Government debt under the revised methodology excludes contingent obligations. Data prior to 2002 excludes LGU debt and are therefore not strictly comparable with data from 2002 onwards.

(3)	Excluding “reserve liabilities” (insurance technical reserves). Debt of the Employees Compensation Commission is not included.

(4)	Including Securities Stabilization Fund.

As of December 31, 2006, the outstanding public sector debt was (Peso)4.9 trillion, equivalent to 82.0% of the Republic’s GDP compared with a public sector debt-to-GDP ratio of 92.5% as of December 31, 2005. The level of outstanding public sector debt as of December 31, 2006 was a 1.8% decrease from debt of (Peso)5.0 trillion as of December 31, 2005. Total domestic debt increased by 9.7% from (Peso)1.7 trillion as of December 31, 2005 to (Peso)1.9 trillion as of December 31, 2006. Total foreign debt decreased by 7.9% from (Peso)3.3 trillion as of December 31, 2005 to (Peso)3.0 trillion as of December 31, 2006.

As of December 31, 2007, the outstanding public sector debt was (Peso)4.8 trillion, equivalent to 71.8% of the Republic’s GDP compared with a public sector debt-to-GDP ratio of 82.0% as of December 31, 2006. The level of outstanding public sector debt as of December 31, 2007 was a 3.4% decrease from debt of (Peso)4.9 trillion as of December 31, 2006. Total domestic debt increased by 15.0% from (Peso)1.9 trillion as of December 31, 2006 to (Peso)2.2 trillion as of December 31, 2007. Total foreign debt decreased by 15.1% from (Peso)3.0 trillion as of December 31, 2006 to (Peso)2.6 trillion as of December 31, 2007.

As of December 31 2008, preliminary data indicated that total outstanding Government debt was (Peso)5.3 trillion, an increase of 10.4% from the (Peso)4.8 trillion as of December 31, 2007. Total domestic debt increased by 6.1% from (Peso)2.2 trillion as of December 31, 2007 to (Peso)2.3 trillion as of December 31, 2008. Total foreign debt increased by 14.1% from (Peso)2.6 trillion as of December 31, 2007 to (Peso)2.9 trillion as of December 31, 2008.

As of August 31, 2009, preliminary data indicated that total outstanding Government debt was recorded at (Peso)4.2 trillion, an increase of 5.1% from the total debt of (Peso)4.0 trillion as of August 31, 2008. Of the total outstanding Government debt as of August 31, 2009, domestic debt comprised (Peso)2.3 trillion, a 2.1% decrease from domestic debt of (Peso)2.4 trillion as of August 31, 2008. As of August 31, 2009, foreign currency-denominated debt comprised (Peso)1.9 trillion, an increase of 15.4% from the (Peso)1.7 trillion recorded as of August 31, 2008. The overall increase in Government debt is attributable to increased borrowings by the Government to fund the targeted budget deficit of (Peso)250.0 billion in 2009.

Direct Debt of the Republic

The following table summarizes the outstanding direct debt of the Republic as of the dates indicated.

OUTSTANDING DIRECT DEBT OF THE REPUBLIC(1)(2)

	As of December 31,
	2004		2005		2006		2007		2008		2009(3)
	(in millions)
Medium/long-term debt(4)
Domestic	(Peso)	1,423,638	(Peso)	1,526,688	(Peso)	1,492,031	(Peso)	1,587,042	(Peso)	1,644,094	(Peso)	1,816,790
External(5)		$32,191		$32,466		$34,571		$36,330		$38,111		$40,214
Short-term debt(6)
Domestic	(Peso)	577,583	(Peso)	637,605	(Peso)	662,047	(Peso)	614,125	(Peso)	770,334	(Peso)	607,412

Total debt	(Peso)	3,811,954	(Peso)	3,888,231	(Peso)	3,851,506	(Peso)	3,712,487	(Peso)	4,220,903	(Peso)	4,338,411

Source: Bureau of the Treasury, Department of Finance.

(1)	Includes Government debt that is on-lent to Government-owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(2)	Amounts in original currencies were converted to US dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates at the end of each period.

(3)	Preliminary data as of September 30, 2009. On October 16, 2009, the Republic issued $1.0 billion in 6.375% bonds due 2034.

(4)	Debt with original maturities of one year or longer.

(5)	The Government issued an additional $500 million in external debt since December 31, 2007.

(6)	Debt with original maturities of less than one year.

Direct Domestic Debt of the Republic

The following table summarizes the outstanding direct domestic debt of the Republic as of the dates indicated.

OUTSTANDING DIRECT DOMESTIC DEBT OF THE REPUBLIC(1)(2)

	As of December 31,
	2004		2005		2006		2007		2008		2009(3)
	(in millions)
Loans
Direct	(Peso)	28,300	(Peso)	27,852	(Peso)	20,085	(Peso)	20,079	(Peso)	13,586	(Peso)	6,997
Assumed		2,294		2,294		2,294		2,294		2,294		2,294

Total loans		30,594		30,147		22,379		22,373		15,880		9,291
Securities
Treasury bills		577,583		637,605		662,047		614,125		770,334		607,412
Treasury notes/bonds		1,393,043		1,496,541		1,469,652		1,564,669		1,628,214		1,807,499

Total securities		1,970,626		2,134,147		2,131,699		2,178,794		2,398,548		2,414,911

Total debt	(Peso)	2,001,220	(Peso)	2,164,293	(Peso)	2,154,078	(Peso)	2,201,167	(Peso)	2,414,428	(Peso)	2,424,202

Source: Bureau of the Treasury, Department of Finance.

(1)	Includes Government debt that is on-lent to Government-owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in original currencies were converted to US dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates at the end of each period.

(3)	Preliminary data as of September 30, 2009. On October 16, 2009, the Republic issued $1.0 billion in 6.375% bonds due 2034.

The following table sets out the direct domestic debt service requirements of the Republic for the years indicated.

DIRECT DOMESTIC DEBT SERVICE REQUIREMENTS OF THE REPUBLIC(1)

Year	Principal Repayments		Interest Payments		Total(2)
	(in millions)
2004	(Peso)	222,406	(Peso)	169,997	(Peso)	392,403	$6,976
2005		253,492		190,352		443,844	8,359
2006		262,598		212,194		474,792	8,478
2007		284,004		157,220		441,224	9,561
2008		264,666		183,690		448,356	9,963
2009(3)		290,031		188,557		478,588	9,767
2010(3)		271,486		221,230		492,716	10,055
2011(3)		270,377		255,994		526,371	10,742
2012(3)		291,123		297,270		588,393	12,008

Source: Bureau of the Treasury, Department of Finance.

(1)	Excludes debt service in respect of Government debt that is on-lent to Government-owned corporations and other public sector entities guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	For 2001 to 2008, amounts in pesos were converted to US dollars using the applicable Bangko Sentral reference exchange rates at the end of each period. For 2009 through 2012, amounts in pesos were converted to US dollars using an exchange rate of (Peso)49.00 per US Dollar.

(3)	Projected, based on debt outstanding as of December 31, 2008.

Direct External Debt of the Republic

The following table summarizes the outstanding external direct debt of the Republic as of the dates indicated.

OUTSTANDING DIRECT EXTERNAL DEBT OF THE REPUBLIC(1)(2)

	As of December 31,
	2004	2005	2006	2007	2008	2009(3)
	(in billions)
Loans
Multilateral	$4,581	$4,482	$5,017	$5,439	$5,855	$6,634
Bilateral	9,503	8,248	8,036	8,510	10,069	9,914
Commercial	971	582	705	802	818	904

Total loans	15,055	13,312	13,758	14,751	16,741	17,452
Securities
Eurobonds	1,775	1,392	1,512	1,682	1,604	948
Brady Bonds	846	774	126	0	0	0
Yen Bonds	825	424	420	440	550	555
Notes	0	0	0	0	0	0
Global Bonds	13,064	16,314	18,754	19,456	19,216	21,260
T-Bills	625	250	0	0	0	0

Total securities	17,135	19,154	20,813	21,578	21,370	22,762

Total	$32,190	$32,466	$34,571	$36,329	$38,111	$40,214

Source: Bureau of the Treasury, Department of Finance

(1)	Includes Government debt that is on-lent to Government-owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in original currencies were converted to US dollars using the applicable Bangko Sentral reference exchange rates at the end of each period.

(3)	Preliminary data as of September 30, 2009. On October 16, 2009, the Republic issued $1.0 billion in 6.375% bonds due 2034.

The following table sets out, by designated currency and the equivalent amount in US dollars, the outstanding direct external debt of the Republic as of September 30, 2009.

SUMMARY OF OUTSTANDING DIRECT EXTERNAL

DEBT BY THE REPUBLIC BY CURRENCY(1)

(as of September 30, 2009)

	Amount in Original Currency	Equivalent Amount in US dollars(2)	% of Total
	(in millions, unless otherwise indicated, except percentages)
US Dollar	26,295	26,295	65.39%
Japanese Yen	928,930	10,309	25.64
European Currency Unit	1,337	1,950	4.85
Special Drawing Rights	693	1,093	2.72
French Franc	464	103	0.26
Austrian Schilling	1,233	131	0.32
China Yuan	1,199	176	0.44
Swiss Franc	50	49	0.12
Deutsche Mark	65	48	0.12
Korean Won	27,477	23	0.06
Belgian Franc	352	13	0.03
Kuwait Dinar	3	12	0.03
Pound Sterling	6	9	0.02
Italian Lire	2,422	2	0.0
Danish Kroner	4	1	0.0
Saudi Riyal	3	1	0.0
Canadian Dollar	1	1	0.0

Total		40,214	100.00%

Source: Bureau of the Treasury, Department of Finance.

(1)	Includes Government debt that is on-lent to Government-owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in original currencies were converted to US dollars using the applicable Bangko Sentral reference exchange rates as of September 30, 2009.

The following table sets out the direct external debt service requirements of the Republic for the years indicated.

DIRECT EXTERNAL DEBT SERVICE REQUIREMENTS OF THE REPUBLIC(1)(2)

Year	Principal Repayments	Interest Payments	Total
	(in millions)
2004	$2,104	$1,616	$3,720
2005	2,242	2,061	4,304
2006	2,126	2,282	4,409
2007	1,349	2,396	3,745
2008(3)	1,807	2,365	4,171
2009(3)	2,068	2,504	4,572
2010(3)	2,732	2,440	5,173
2011(3)	3,431	2,345	5,776
2012(3)	1,510	2,377	3,888

Source: Bureau of the Treasury, Department of Finance.

(1)	Excludes debt service in respect of Government debt that is on-lent to Government-owned corporations and other public sector entities or guaranteed by the Government, other than debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	For 2003 through 2008, amounts in original currencies were converted to US dollars using the applicable Bangko Sentral reference exchange rates prevailing on the date of payment. For 2009 through 2012, amounts in original currencies were converted to US dollars using an exchange rates of US$1.00=(Peso)49.00.

(3)	Projected, based on debt outstanding as of December 31, 2008.

Government Guaranteed Debt

The following table sets out all Republic guarantees of indebtedness, including guarantees assumed by the Government, as of the dates indicated.

SUMMARY OF OUTSTANDING GUARANTEES OF THE REPUBLIC(1)(2)

	As of December 31,
	2004		2005		2006		2007		2008		2009(3)
	(in millions, unless otherwise indicated)
Domestic	(Peso)	33,135	(Peso)	48,183	(Peso)	72,113	(Peso)	64,968	(Peso)	72,904	(Peso)	89,023
External		$14,232		$10,135		$10,139		$10,077		$9,972		$10,299

Total												$12,120

Source: Bureau of the Treasury, Department of Finance.

(1)	Includes debt originally guaranteed by the Government and debt guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(2)	Amounts in original currencies were converted to US dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates at the end of each period.

(3)	Preliminary data as of September 30, 2009.

Payment History of Foreign Debt

In early 1985 and in 1987, the Government rescheduled principal maturities of most medium- and long-term liabilities owed to commercial bank creditors due between October 1983 and December 1992. The Philippines normalized its relationship with foreign bank creditors in 1992 after issuing Brady Bonds in exchange for its commercial bank debt.

The Philippines rescheduled portions of its obligations to official creditors, such as foreign Governments and their export credit agencies, five times between 1984 and 1994 as follows.

Date of Rescheduling Agreement	Rescheduled Amount	New Maturity (From Date of Rescheduling Agreement)	Grace Period
December 1984	$896 million	10 years	5 years
January 1987	$1.1 billion	10 years	5.5 years
May 1989	$1.8 billion	8.5 years	5 years
June 1991	$1.5 billion	15-20 years	6.5 years
July 1994(1)	$498 million	15-20 years	8-10 years

(1)	Not implemented. See discussion in following paragraph.

In December 1994, the Government decided not to avail itself of the July 1994 rescheduling agreement to accelerate the country’s graduation from rescheduling country status. As of June 30, 1999, the Republic’s rescheduled obligations with its bilateral creditors amounted to $2.2 billion, with Japan at $1.2 billion and the United States at $506 million having the largest exposures.

In addition to debt restructuring, the Republic has engaged in debt buyback, debt-to-equity, debt-for-debt, debt-for-nature and other debt reduction arrangements to reduce its debt by at least $6.0 billion. The Republic intends to maintain various efforts to manage its debt portfolio to improve yield and maturity profiles. The Republic may utilize proceeds from debt issues for the purpose of repurchasing outstanding debt through a variety of methods, including public auctions and repurchases of debt securities in the open markets.

While there have been a number of reschedulings of the Republic’s debt to its bilateral creditors in the past few years, the Republic has not defaulted on, and has not attempted to restructure, the payment of principal or interest on any of its external securities in the last 20 years.

In 1992, the Philippines issued approximately $3.3 billion of Brady Bonds, maturing between 2007 and 2018, in exchange for commercial bank debt, and secured, as to repayment of principal at stated maturity, $1.9 billion of the bonds with zero coupon bonds purchased by the Republic in the open market. Cash and short-term investment grade securities deposited with the Federal Reserve Bank of New York, as collateral agent, secured the payment of approximately 12 to 14 months of interest on $1.6 billion of the Brady Bonds. From 1996 to 2004, through a series of transactions, the Republic exchanged the outstanding Brady Bonds for newly-issued or reopened bonds. Completion of the exchange offerings generated significant savings in debt service and the partial release of US Treasury securities held as collateral. In 2006, the Republic redeemed the outstanding balance of the Brady Bonds and all of the remaining collateral was released.

On September 4, 2006, the Republic completed a domestic exchange offer, offering new 10-year bonds in exchange for various series of outstanding peso-denominated debt. In this offer, a 9.125% September 2016 Bond was issued in an aggregate principal amount of approximately (Peso)58.0 billion. A total of approximately (Peso)54.0 billion in eligible bonds were accepted and cancelled as part of the offer.

On September 16, 2006, the Republic exchanged its outstanding 7.50% Bonds due 2007, 8.875% Bonds due 2008, 8.375% Global Bonds due 2009, 9.875% Global Bonds due 2010, 9.00% Global Bonds due 2013, 8.25% Global Bonds due 2014, 8.875% Global Bonds due 2015, 8.75% Fixed Rate Bonds due October 2016, 9.375%

Global Bonds due 2017 and 9.875% Bonds due 2019 for newly issued US Dollar Amortizing Global Bonds due 2024 (the “Amortizing Bonds”), and its 9.50% US Dollar-Denominated Global Bonds due 2024 and 10.625% Global Bonds due 2025 for reopened 7.75% Global Bonds due 2031 (the “Reopened Bonds”). The Republic issued approximately $1.2 billion aggregate principal amount of new bonds, including approximately $764 million aggregate principal amount of Amortizing Bonds and approximately $435 million aggregate principal amount of Reopened Bonds pursuant to the invitation, and approximately $10 million aggregate principal amount of Amortizing Bonds for cash.

The following table sets out the foreign currency bonds issued by the Republic.

FOREIGN CURRENCY BONDS ISSUED BY THE REPUBLIC

	Outstanding Balance as of Issue Date	Outstanding Balance as of September 30, 2009(1)
	(in millions)
Global bonds	$25,168	$21,260
Euro Bonds(2)	2,427	948
Japanese Yen Bonds(2)	1,387	555

Total foreign bonds	$34,290	$22,762

Source: Bureau of the Treasury, Department of Finance.

(1)	Preliminary data as of September 30, 2009. On October 16, 2009, the Republic issued $1.0 billion in 6.375% bonds due 2034.

(2)	Yen- and Euro-denominated bonds were converted to US dollars using Bangko Sentral’s reference exchange rate as of September 30, 2009 of US$1.00=(Peso)47.59.

DESCRIPTION OF THE SECURITIES

Description of the Debt Securities

The Philippines may issue debt securities in separate series at various times. Each series of the debt securities will be issued pursuant to a fiscal agency agreement (each, as applicable to a series of debt securities, the “Fiscal Agency Agreement”). The description below summarizes the material provisions of the debt securities that are common to all series and the Fiscal Agency Agreement. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the debt securities. Therefore, the Philippines urges you to read the form of the Fiscal Agency Agreement and the form of global bond before deciding whether to invest in the debt securities. The Philippines has filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

The financial terms and other specific terms of your debt securities are described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

You can find the definitions of certain capitalized terms in the subsection titled “Glossary of Certain Defined Terms” located at the end of this section.

General Terms of the Bonds

The prospectus supplement that relates to your debt securities will specify the following terms:

•	The aggregate principal amount and the designation;

•	The currency or currencies or composite currencies of denomination and payment;

•	Any limitation on principal amount and authorized denominations;

•	The percentage of their principal amount at which the debt securities will be issued;

•	The maturity date or dates;

•	The interest rate or rates, if any, for the debt securities and, if variable, the method by which the interest rate or rates will be calculated;

•	Whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	The dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

•	Where and how the Philippines will pay principal and interest;

•	Whether and in what circumstances the debt securities may be redeemed before maturity;

•	Any sinking fund or similar provision;

•	Whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•

If issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other; and

•	Whether the debt securities will be designated “Collective Action Securities” (as described below under “Collective Action Securities”).

If the Philippines issues debt securities at an original issue discount, in bearer form or payable in a currency other than the US dollar, the prospectus supplement relating to the debt securities will also describe applicable US federal income tax and other considerations additional to the disclosure in this prospectus.

Payments of Principal, Premium and Interest

On every payment date specified in the relevant prospectus supplement, the Philippines will pay the principal, premium and/or interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. The record date will be specified in the applicable prospectus supplement. The Philippines will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, the Philippines will make payments in US dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement, the Philippines will pay interest by check, payable to the registered holder.

If the relevant debt security has joint holders, the check will be payable to all of them or to the person designated by the joint holders at least three business days before payment. The Philippines will mail the check to the address of the registered holder in the bond register and, in the case of joint holders, to the address of the joint holder named first in the bond register.

The Philippines will make any payment on debt securities in bearer form at the designated offices or agencies of the fiscal agent, or any other paying agent, outside of the United States. At the option of the holder of debt securities, the Philippines will pay by check or by transfer to an account maintained by the payee with a bank located outside of the United States. The Philippines will not make payments on bearer securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, the Philippines will not make any payment by mail to an address in the United States or by transfer to an account with a bank in the United States, Nevertheless, the Philippines will make payments on a bearer security denominated and payable in US dollars at an office or agency in the United States if:

•	payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

•	the payment is then permitted under United States law, without material adverse consequences to the Philippines.

If the Philippines issues bearer securities, it will designate the offices of at least one paying agent outside the United States as the location for payment.

Repayment of Funds; Prescription

If no one claims money paid by the Philippines to the fiscal agent for the payment of principal or interest for two years after the payment was due and payable, the fiscal agent or paying agent will repay the money to the Philippines. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid. However, the Philippines’ obligations to pay the principal of, and interest on, the debt securities as they become due will not be affected by such repayment.

You will not be permitted to submit a claim to the Philippines for payment of principal or interest on any series of debt securities unless made within ten years, in the case of principal, and five years, in the case of interest, from the date on which payment was due.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, the Philippines anticipates that the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security.    The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the Fiscal Agency Agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•

must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder of the debt securities; and

•	will receive payments of principal and interest from the depositary or its participants rather than directly from the Philippines.

The Philippines understands that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

The Philippines will issue certificated securities and register debt securities in the name of a person other than the depositary or its nominee only if:

•

the depositary for a series of debt securities is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the United States Securities Exchange Act of 1934, as amended, and the Philippines does not appoint a successor depositary within 90 days;

•	the Philippines determines, in its sole discretion, not to have a series of debt securities represented by a global security; or

•	a default occurs that entitles the holders of the debt securities to accelerate the maturity date and such default has not been cured.

In these circumstances, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form. Definitive debt securities in bearer form will not be issued in respect of a global security in registered form.

Beneficial Interests in and Payments on a Global Security.    Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, the Philippines expects the depositary to credit its participants’ accounts with amounts that correspond to their respective beneficial interests in the global security.

The Philippines also expects that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. The Philippines has no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. The Philippines also has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Bearer Securities.    The Philippines may issue debt securities of a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear System and Clearstream Banking, société anonyme, or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a bearer global security will be described in the applicable prospectus supplement.

Additional Amounts

The Philippines will make all payments on the debt securities without withholding or deducting any present or future taxes imposed by the Philippines or any of its political subdivisions, unless required by law. If Philippine law requires the Philippines to deduct or withhold taxes, it will pay the holders of the debt securities such additional amounts as are necessary to ensure that they receive the same amount as they would have received without such withholding or deduction.

The Philippines will not pay, however, any additional amounts if the holder of the debt securities is liable for Philippine tax because:

•	the holder of the debt securities is connected with the Philippines other than by merely owning the debt security or receiving income or payments on the bond; or

•

the holder of the debt securities failed to comply with any reasonable certification, identification or other reporting requirement concerning the holder’s nationality, residence, identity or connection with the Philippines, if compliance with such requirement is required by any statute or regulation of the Philippines as a precondition to exemption from withholding or deduction of taxes; or

•

the holder of the debt securities failed to present its debt security for payment within 30 days of when the payment is due or when the Philippines makes available to the holder of the debt securities or the relevant fiscal or paying agent a payment of principal or interest, whichever is later. Nevertheless, the Philippines will pay additional amounts to the extent the holder would have been entitled to such amounts had it presented its debt security for payment on the last day of the 30 day period.

Status of Bonds

While outstanding, the debt securities will:

•	constitute direct, unconditional and unsecured obligations of the Philippines;

•	rank at least equally in right of payment with all of the Philippines’ other unsecured and unsubordinated External Indebtedness, except as described below; and

•	continue to be backed by the full faith and credit of the Philippines.

Under Philippine law, unsecured debt (including guarantees of debt) of a borrower in insolvency or liquidation that is documented by a public instrument, as provided in Article 2244(14) of the Civil Code of the Philippines, ranks ahead of unsecured debt that is not so documented. Debt is treated as documented by a public instrument if it is acknowledged before a notary or any person authorized to administer oaths in the Philippines. The Government maintains that debt of the Philippines is not subject to the preferences granted under Article 2244(14) or cannot be documented by a public instrument without acknowledgment of the Philippines as debtor. The Philippine courts have never addressed this matter, however, and it is uncertain whether a document evidencing the Philippines’ Peso or non-Peso denominated debt (including External Indebtedness), notarized without the Philippines’ participation, would be considered documented by a public instrument. If such debt were considered documented by a public instrument, it would rank ahead of the debt securities if the Philippines could not meet its debt obligations.

The Philippines has represented that it has not prepared, executed or filed any public instrument, as provided in Article 2244(14) of the Civil Code of the Philippines, relating to any External Indebtedness. It also has not consented or assisted in the preparation or filing of any such public instrument. The Philippines also agreed that it will not create any preference or priority in respect of any External Public Indebtedness pursuant to Article 2244(14) of the Civil Code of the Philippines unless its grants equal and ratable preference or priority to amounts payable under the debt securities.

Negative Pledge Covenant

If any debt securities are outstanding, the Philippines will not create or permit any Liens on its assets or revenues as security for any of its External Public Indebtedness, unless the Lien also secures the Philippines’ obligations under the debt securities. In addition, the Philippines will not create any preference or priority for any of its External Public Indebtedness pursuant to Article 2244(14) of the Civil Code of the Philippines, or any successor law, unless it grants equal and ratable preference or priority to amounts due under the debt securities.

The Philippines may create or permit a Lien:

•

on any property or asset (or any interest in such property or asset) incurred when the property or asset was purchased, improved, constructed, developed or redeveloped to secure payment of the cost of the activity;

•	securing Refinanced External Public Indebtedness;

•

arising out of the extension, renewal or replacement of any External Public Indebtedness that is permitted to be subject to a lien pursuant to either of the previous two bullet points, as long as the principal amount of the External Public Indebtedness so secured is not increased;

•	arising in the ordinary course of banking transactions to secure External Public Indebtedness with a maturity not exceeding one year;

•

existing on any property or asset at the time it was purchased, or arising after the acquisition under a contract entered into before and not in contemplation of the acquisition, and any extension and renewal of that Lien which is limited to the original property or asset and secures any extension or renewal of the original secured financing;

•	that:

(A) arises pursuant to any legal process in connection with court proceedings so long as the enforcement of the lien is stayed and the Philippines is contesting the claims secured in good faith; or

(B) secures the reimbursement obligation under any surety given in connection with the release of any lien referred to in (A) above;

if it is released or discharged within one year of imposition; or

•	arising by operation of law, provided that any such Lien is not created or permitted to be created by the Philippines for the purpose of securing any External Public Indebtedness.

The international reserves of Bangko Sentral represent substantially all of the official gross international reserves of the Philippines. Because Bangko Sentral is an independent entity, the Philippines and Bangko Sentral believe that the debt securities’ negative pledge covenant does not apply to Bangko Sentral’s international reserves. Bangko Sentral could therefore incur External Indebtedness secured by international reserves without securing amounts payable under the debt securities.

Events of Default

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Events of Default” below for a description of the corresponding terms of Collective Action Securities.

Each of the following constitutes an event of default with respect to any series of debt securities:

1. Non-Payment:    the Philippines does not pay principal or interest on any debt securities of such series when due and such failure continues for 30 days;

2. Breach of Other Obligations:    the Philippines fails to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered by any holder of debt securities to the Philippines at the corporate trust office of the fiscal agent in New York City;

3. Cross Default and Cross Acceleration:

(a)	the Philippines fails to make a payment of principal, premium, prepayment charge or interest when due on any External Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or

(b)	any External Public Indebtedness of the Philippines or the central monetary authority in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption;

For purposes of this event of default, the US dollar equivalent for non-US dollar debt will be computed using the middle spot rate for the relevant currency against the US dollar as quoted by The Chase Manhattan Bank on the date of determination.

4. Moratorium:    the Philippines declares a general moratorium on the payment of its or the central monetary authority’s External Indebtedness;

5. Validity:

(a)	the Philippines, or any governmental body with the legal power and authority to declare such series of debt securities and the related Fiscal Agency Agreement invalid or unenforceable, challenges the validity of such series of debt securities or the related Fiscal Agency Agreement;

(b)	the Philippines denies any of its obligations under such series of debt securities or the related Fiscal Agency Agreement; or

(c)	any legislative executive, or constitutional measure or final judicial decision renders any material provision of such series of debt securities or the related Fiscal Agency Agreement invalid or unenforceable or prevents or delays the performance of the Philippines’ obligations under such series of debt securities or the related Fiscal Agency Agreement;

6. Failure of Authorizations:    any legislative, executive or constitutional authorization necessary for the Philippines to perform its material obligations under the series of debt securities or the related Fiscal Agency Agreement ceases to be in full force and effect or is modified in a manner materially prejudicial to the holders of the debt securities;

7. Control of Assets:    The Philippines or the central monetary authority does not at all times exercise full control over the Philippines’ International Monetary Assets; or

8. IMF Membership:    The Philippines ceases to be a member of the IMF or losses its eligibility to use the general resources of the IMF.

The events described in paragraphs 2, 4, 5 and 6 will be events of default only if they materially prejudice the interests of holders of the debt securities.

If any of the above events of default occurs and is continuing, holders of the debt securities representing at least 25% in principal amount of the debt securities of that series then outstanding may declare all of the debt securities of the series to be due and payable immediately by written notice to the Philippines and the fiscal agent. In the case of an event of default described in paragraphs 1 or 4 above, any holder of the debt securities may declare the principal amount of debt securities that it holds to be immediately due and payable by written notice to the Philippines and the fiscal agent.

Investors should note that:

•

despite the procedure described above, no debt securities may be declared due and payable if the Philippines cures the applicable event of default before it receives the written notice from the holder of the debt securities;

•	the Philippines is not required to provide periodic evidence of the absence of defaults; and

•

the Fiscal Agency Agreement does not require the Philippines to notify holders of the debt securities of an event of default or grant any holder of the debt securities a right to examine the bond register.

Modifications and Amendments; Bondholders’ Meetings

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Modifications and Amendments; Bondholders’ Meetings” for a description of the corresponding terms of Collective Action Securities.

Each holder of a series of debt securities must consent to any amendment or modification of the terms of that series of debt securities or the Fiscal Agency Agreement that would:

•	change the stated maturity of the principal of the debt securities or any installment of interest;

•	reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

•	change the debt securities’ interest rate;

•	change the currency of payment of principal or interest;

•	change the obligation of the Philippines to pay additional amounts on account of withholding taxes or deductions; or

•	reduce the percentage of the outstanding principal amount needed to modify or amend the related Fiscal Agency Agreement or the terms of such series of debt securities.

With respect to other types of amendment or modification, the Philippines may, with the consent of the holders of at least a majority in principal amount of the debt securities of a series that are outstanding, modify and amend that series of debt securities or, to the extent the modification or amendment affects that series of debt securities, the Fiscal Agency Agreement.

The Philippines may at any time call a meeting of the holders of a series of debt securities to seek the holders’ approval of the modification, or amendment, or obtain a waiver, of any provision of that series of debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the Philippines. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

While an event of default with respect to a series of debt securities is continuing, holders of at least 10% of the aggregate principal amount of that series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of that series.

The Persons entitled to vote a majority in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum at a meeting of the holders of the debt securities. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a holder of the debt securities. The fiscal agent will make all rules governing the conduct of any meeting.

The Fiscal Agency Agreement and a series of debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants of the Philippines that benefit holders of the debt securities;

•	surrender any right or power given to the Philippines;

•	secure the debt securities;

•

cure any ambiguity or correct or supplement any defective provision in the Fiscal Agency Agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

Replacement of Debt Securities

If a debt security becomes mutilated, defaced, destroyed, lost or stolen, the Philippines may issue, and the fiscal agent will authenticate and deliver, a substitute debt security. The Philippines and the fiscal agent will require proof of any claim that a debt security was destroyed, lost or stolen.

The applicant for a substitute debt security must indemnify the Philippines, the fiscal agent and any other agent for any losses they may suffer relating to the debt security that was destroyed, lost or stolen. The applicant will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen debt security.

Fiscal Agent

The Philippines will appoint a fiscal agent or agents in connection each series of the debt securities whose duties would be governed by the related Fiscal Agency Agreement. Different fiscal agents may be appointed for different series of debt securities. The Philippines may maintain bank accounts and a banking relationship with each fiscal agent. Each fiscal agent is the agent of the Philippines and does not act as a trustee for the holders of the debt securities.

Notices

All notices will be mailed to the registered holders of a series of debt securities. If a depositary is the registered holder of global securities, each beneficial holder must rely on the procedures of the depositary and its participants to receive notices, subject to any statutory or regulatory requirements.

If the Philippines lists a series of debt securities on the Luxembourg Stock Exchange, and the rules of that exchange so require, all notices to holders of that series of debt securities will be published in a daily newspaper of general circulation in Luxembourg. The Philippines expects that the Luxemburger Wort will be the newspaper. If notice cannot be published in an appropriate newspaper, notice will be considered validly given if made pursuant to the rules of the Luxembourg Stock Exchange.

Governing Law

The Fiscal Agency Agreement and the debt securities will be governed by the laws of the State of New York without regard to any principles of New York law requiring the application of the laws of another jurisdiction. Nevertheless, all matters governing the authorization, execution and delivery of the debt securities and the Fiscal Agency Agreement by the Philippines will be governed by the laws of the Philippines.

Further Issues of Debt Securities

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Further Issues of Debt Securities” for a description of the corresponding terms of Collective Action Securities.

The Philippines may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of bonds (or that are the same in all respects except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). The Philippines may consolidate such additional debt securities with the outstanding debt securities to form a single series. Any further debt securities forming a single series with the outstanding Debt Securities of any series constituted by a Fiscal Agency Agreement shall be constituted by an agreement supplemental to such relevant Fiscal Agency Agreement.

Jurisdiction and Enforceability

The Philippines is a foreign sovereign government and your ability to collect on judgments of US courts against the Philippines may be limited.

The Philippines will irrevocably appoint the Philippine Consul General in New York, New York as its authorized agent to receive service of process in any suit based on any series of debt securities which any holder of the debt securities may bring in any state or federal court in New York City. The Philippines submits to the jurisdiction of any state or federal court in New York City or any competent court in the Philippines in such action. The Philippines waives, to the extent permitted by law, any objection to proceedings in such courts. The Philippines also waives irrevocably any immunity from jurisdiction to which it might otherwise be entitled in any suit based on any series of debt securities.

Because of its waiver of immunity, the Philippines would be subject to suit in competent courts in the Philippines. Judgments against the Philippines in state or federal court in New York City would be recognized and enforced by the courts of the Philippines in any enforcement action without re-examining the issues if:

•	such judgment were not obtained by collusion or fraud;

•	the foreign court rendering such judgment had jurisdiction over the case;

•	the Philippines had proper notice of the proceedings before the foreign court; and

•	such judgment were not based upon a clear mistake of law or fact.

Notwithstanding any of the above, the Philippine Consul General is not the agent for receipt of service for suits under the US federal or state securities laws, and the Philippines’ waiver of immunity does not extend to those actions. In addition, the Philippines does not waive immunity relating to its:

•	properties and assets used by a diplomatic or consular mission;

•	properties and assets under the control of its military authority or defense agency; and

•	properties and assets located in the Philippines and dedicated to a public or Governmental use.

If you bring a suit against the Philippines under federal or state securities laws, unless the Philippines waives immunity, you would be able to obtain a United States judgment against the Philippines only if a court determined that the Philippines is not entitled to sovereign immunity under the United States Foreign Sovereign Immunities Act. Even if you obtained a United States judgment in any such suit, you may not be able to enforce the judgment in the Philippines. Moreover, you may not be able to enforce a judgment obtained under the Foreign Sovereign Immunities Act against the Philippines’ property located in the United States except under the limited circumstances specified in the act.

Glossary of Certain Defined Terms

Certain definitions used in the Fiscal Agency Agreement are set forth below. For a full explanation of all of these terms or any capitalized terms used in this section you should refer to the Fiscal Agency Agreement.

“External Indebtedness” means Indebtedness denominated or payable by its terms, or at the option of the holder, in a currency or currencies other than that of the Philippines.

“External Public Indebtedness” means any External Indebtedness in the form of bonds, debentures, notes or other similar instruments or other securities which is, or is eligible to be, quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market.

“Indebtedness” means any indebtedness for money borrowed or any guarantee of indebtedness for money borrowed.

“International Monetary Assets” means all (i) gold, (ii) Special Drawing Rights, (iii) Reserve Positions in the Fund and (iv) Foreign Exchange.

“Lien” means any mortgage, deed of trust, charge, pledge, lien or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest.

“Refinanced External Public Indebtedness” means the US$130,760,000 Series A Interest Reduction Bonds due 2007 issued by the Republic on December 1, 1992, the US$626,616,000 Series B Interest Reduction Bonds due 2008 issued by the Republic on December 1, 1992, the US$153,490,000 Series A Principal Collateralized Interest Reduction Bonds due 2018 issued by the Republic on December 1, 1992 and the US$1,740,600,000 Series B Collateralized Interest Reduction Bonds due 2017 issued by the Republic on December 1, 1992.

“Special Drawing Rights,” “Reserve Positions in the Fund” and “Foreign Exchange”, have, as to the type of assets included, the meanings given to them in the IMF’s publication entitled “International Financial Statistics” or any other meaning formally adopted by the IMF from time to time.

Description of the Warrants

Each series of warrants will be issued under a warrant agreement (each, as applicable to a series of warrants, the “Warrant Agreement”) to be entered into between the Republic and a bank or trust company as warrant agent. The description below summarizes some of the provisions of warrants for the purchase of bonds that the Republic may issue from time to time and of the Warrant Agreement. Copies of the forms of warrants and the Warrant Agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the warrants.

The description of the warrants that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Warrants

The prospectus supplement relating to the series of warrants will set forth:

•	The terms of the bonds purchasable upon exercise of the warrants, as described above under “Description of the Debt Securities—General Terms of the Bonds”;

•	The principal amount of bonds purchasable upon exercise of one warrant and the exercise price;

•	The procedures and conditions for the exercise of the warrants;

•	The dates on which the right to exercise the warrants begins and expires;

•	Whether and under what conditions the warrants and any bonds issued with the warrants will be separately transferable;

•	Whether the warrants will be issued in certificated or global form and, if in global form, information with respect to applicable depositary arrangements;

•

If issued in certificated form, whether the warrants will be issued in registered or bearer form, whether they will be exchangeable between such forms, and, if issued in registered form, where they may be transferred and registered; and

•	Other specific provisions.

The warrants will be subject to the provisions set forth under “Description of the Securities—Description of the Debt Securities,” “—Governing Law” and “—Jurisdiction and Enforceability”.

Limitations on Issuance of Bearer Debt Securities

Bearer securities will not be offered, sold or delivered in the United States or its possessions or to a United States person, except in certain circumstances permitted by United States tax regulations. Bearer securities will initially be represented by temporary global securities (without interest coupons) deposited with a common depositary in London for the Euroclear System for credit to designated accounts. Unless otherwise indicated in the applicable Prospectus Supplement:

•

each temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days after issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided in United States tax regulations, provided that no bearer security will be mailed or otherwise delivered to any location in the United States in connection with the exchange; and

•

any interest payable on any portion of a temporary global security with respect to any interest payment date occurring prior to the issuance of definitive bearer securities will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided in United States tax regulations.

Bearer securities (other than temporary global debt securities) and any related coupons will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code”. The sections referred to in the legend provide that, with certain exceptions, a United States person who holds a bearer security, or coupon will not be allowed to deduct any loss realized on the disposition of the bearer security, and any gain (which might otherwise be characterized as capital gain) recognized on the disposition will be treated as ordinary income.

For purposes of this section, “United States person” means:

•	an individual citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions.

For purposes of this section, “United States” means United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

COLLECTIVE ACTION SECURITIES

The Philippines may designate a particular series of debt securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such series of debt securities. Collective Action Securities will have the same terms and conditions as the securities described under “Description of the Debt Securities”, except that such Collective Action Securities shall contain different provisions relating to certain aspects of default, acceleration, voting on amendments, modifications, changes or waivers and further issues of debt securities as follows:

Events of Default

Each of the following constitutes an event of default with respect to any series of debt securities:

(1) Non-Payment:    the Philippines does not pay principal or interest on any debt securities of such series when due and such failure continues for 30 days;

(2) Breach of Other Obligations:    the Philippines fails to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered by any holder of debt securities to the Philippines at the corporate trust office of the fiscal agent in New York City;

(3) Cross Default and Cross Acceleration:

(a)	the Philippines fails to make a payment of principal, premium, prepayment charge or interest when due on any External Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or

(b)	any External Public Indebtedness of the Philippines or the central bank of the Philippines in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption;

For purposes of this event of default, the US dollar equivalent for non-US dollar debt will be computed using the middle spot rate for the relevant currency against the US dollar as quoted by JP Morgan Chase Bank on the date of determination.

(1) Moratorium:    the Philippines declares a general moratorium on the payment of its or the central monetary authority’s External Indebtedness;

(2) Validity:

(a)	the Philippines, or any governmental body with the legal power and authority to declare such series of debt securities and the related Fiscal Agency Agreement invalid or unenforceable, challenges the validity of such series of debt securities or the related Fiscal Agency Agreement;

(b)	the Philippines denies any of its obligations under such series of debt securities or the related Fiscal Agency Agreement; or

(c)	any legislative executive, or constitutional measure or final judicial decision renders any material provision of such series of debt securities or the related Fiscal Agency Agreement invalid or unenforceable or prevents or delays the performance of the Philippines’ obligations under such series of debt securities or the related Fiscal Agency Agreement;

(3) Failure of Authorizations:    any legislative, executive or constitutional authorization necessary for the Philippines to perform its material obligations under the series of debt securities or the related Fiscal Agency Agreement ceases to be in full force and effect or is modified in a manner materially prejudicial to the holders of the debt securities;

(4) Control of Assets:    The Philippines or the central bank of the Republic does not at all times exercise full control over the Republic’s International Monetary Assets; or

(5) IMF Membership:    The Philippines ceases to be a member of the IMF or loses its eligibility to use the general resources of the IMF.

The events described in paragraphs 2, 4, 5 and 6 will be events of default only if they materially prejudice the interests of holders of the debt securities.

If any of the above events of default occurs and is continuing, holders of the debt securities representing at least 25% in principal amount of the debt securities of that series then outstanding may declare all of the debt securities of the series to be due and payable immediately by written notice to the Philippines and the fiscal agent. The holders of more than 50% of the aggregate principal amount of the outstanding debt securities of the affected series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Investors should note that:

•

despite the procedure described above, no debt securities may be declared due and payable if the Philippines cures the applicable event of default before it receives the written notice from the holders of the debt securities;

•	the Philippines is not required to provide periodic evidence of the absence of defaults; and

•

the Fiscal Agency Agreement does not require the Philippines to notify holders of the debt securities of an event of default or grant any holder of the debt securities a right to examine the bond register.

Modifications and Amendments; Bondholders’ Meetings

The Philippines and the fiscal agent may, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding debt securities, voting at a meeting or by written consent, make any amendment, modification, change or waiver with respect to the debt securities or the Fiscal Agency Agreement that would:

•	change the stated maturity of the principal of the debt securities or the due date of any installment of interest;

•	reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

•	change the debt securities’ interest rate;

•	change the currency of payment of principal or interest;

•	change the obligation of the Philippines to pay any additional amounts on account of withholding taxes or deductions;

•

reduce the percentage of the outstanding principal amount needed to modify or amend the related Fiscal Agency Agreement, any amendment or supplement thereto, or the terms of such series of debt securities;

•	change the definition of “outstanding” with respect to the debt securities of such series;

•

permit early redemption of the debt securities of the series or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	change the governing law provision of the debt securities of that series;

•

change the courts to the jurisdiction of which the Philippines has submitted, the Philippines’ obligation to appoint and maintain an agent for service of process in the Borough of Manhattan, The City of New York, or the Philippines’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the debt securities of that series;

•	in connection with an exchange offer for the debt securities of that series, amend any event of default under the debt securities of that series; or

•	change the pari passu ranking of the debt securities.

We refer to the above subjects as “reserved matters”. A change to a reserved matter, including the payment terms of the debt securities, can be made without the holder’s consent, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding debt securities) agree to the change.

With respect to other types of amendment or modification, the Philippines may, with the consent of the holders of at least 66 2/3% in principal amount of the debt securities that are outstanding, modify and amend the debt securities or, to the extent the modification or amendment affects the debt securities, the Fiscal Agency Agreement or any amendment or supplement thereto.

The Philippines may at any time call a meeting of the holders of debt securities to seek the holders’ approval of the modification, or amendment, or obtain a waiver, of any provision of the debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the Philippines. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

The holders of at least 10% of the aggregate principal amount of the debt securities that are outstanding may compel the fiscal agent to call a meeting of all holders of the debt securities.

For purposes of a meeting of the holders of the debt securities that does not propose to discuss reserved matters, the persons entitled to vote a majority in principal amount of the debt securities that are outstanding at the time will constitute a quorum. However, if such a meeting is adjourned for a lack of a quorum, then holders or proxies representing 25% of the outstanding principal amount will constitute a quorum when the meeting is rescheduled. For purposes of any meeting of holders that proposes to discuss reserved matters, as specified above, holders or proxies representing 75% of the aggregate principal amount of the outstanding notes will constitute a quorum. To vote at a meeting, a person must either hold outstanding debt securities or be duly appointed as a proxy for a holder of the debt securities. The fiscal agent will make all rules governing the conduct of any meeting.

The Fiscal Agency Agreement and the debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants of the Philippines that benefit holders of the debt securities;

•	surrender any right or power given to the Philippines;

•	secure the debt securities;

•

cure any ambiguity or correct or supplement any defective provision in the Fiscal Agency Agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

For purposes of determining whether the required percentage of holders of the debt securities of a series has approved any amendment, modification or change to, or waiver of, the debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities owned, directly or indirectly, by the Philippines or any public sector instrumentality of the Philippines will be disregarded and deemed not to be outstanding (except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded). As used in this paragraph, “public sector instrumentality” means Bangko Sentral, any department, ministry or agency of the Philippines or any corporation, trust, financial institution or other entity owned or controlled by the Philippines or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Further Issues of Debt Securities

The Philippines may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of bonds (or that are the same in all respects except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities) provided, however, that such additional notes do not have a greater amount of original issue discount for US federal tax purposes (“OID”) than the outstanding notes have as of the date of the issue of such additional notes. The Philippines may consolidate such additional debt securities with the outstanding debt securities to form a single series. Any further debt securities forming a single series with the outstanding debt securities of any series constituted by a Fiscal Agency Agreement shall be constituted by a supplement to such relevant Fiscal Agency Agreement.

TAXATION

The following discussion summarizes certain Philippine and US federal income tax considerations that may be relevant to you if you invest in debt securities. This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisor about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Philippine Taxation

The following is a summary of certain Philippine tax consequences that may be relevant to non-Philippine holders of the global bonds in connection with the holding and disposition of the global bonds. The Republic uses the term “non-Philippine holders” to refer to (i) non-residents of the Philippines who are neither citizens of the Philippines nor are engaged in trade or business within the Philippines or (ii) non-Philippine corporations not engaged in trade or business in the Philippines.

This summary is based on Philippine laws, rules, and regulations now in effect, all of which are subject to change. It is not intended to constitute a complete analysis of the tax consequences under Philippine law of the receipt, ownership, or disposition of the global bonds, in each case by non-Philippine holders, nor to describe any of the tax consequences that may be applicable to residents of the Republic.

Effect of Holding Global Bonds

Payments by the Republic of principal of and interest on the global bonds to a non-Philippine holder will not subject such non-Philippine holder to taxation in the Philippines by reason solely of the holding of the global bonds or the receipt of principal or interest in respect thereof.

Taxation of Interest on the Global Bonds

When the Republic makes payments of principal and interest to you on the global bonds, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by the Philippines or any political subdivision or taxing authority thereof or therein.

Taxation of Capital Gains

Non-Philippine holders of the global bonds will not be subject to Philippine income or withholding tax in connection with the sale, exchange, or retirement of a global bond if such sale, exchange or retirement is made outside the Philippines or an exemption is available under an applicable tax treaty in force between the Philippines and the country of domicile of the non-Philippine holder.

Documentary Stamp Taxes

No documentary stamp tax is imposed upon the transfer of the global bonds. A documentary stamp tax is payable upon the issuance of the global bonds and will be for the account of the Republic.

Estate and Donor’s Taxes

The transfer of a global bond by way of succession upon the death of a non-Philippine holder will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% if the value of the net estate of properties located in the Philippines is over (Peso)200,000.

The transfer of a global bond by gift to an individual who is related to the nonresident holder will generally be subject to a Philippine donor’s tax at progressive rates ranging from 2% to 15% if the value of the net gifts of properties located in the Philippines exceed (Peso)100,000 during the relevant calendar year. Gifts to unrelated donees are generally subject to tax at a flat rate of 30%. An unrelated donee is a person who is not a (i) brother, sister (whether by whole or half blood), spouse, ancestor, or lineal descendant or (ii) relative by consanguinity in the collateral line within the fourth degree of relationship.

The foregoing apply even if the holder is a nonresident holder. However, the Republic will not collect estate and donor’s taxes on the transfer of the global bonds by gift or succession if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country that provides certain reciprocal rights to citizens of the Philippines (a “Reciprocating Jurisdiction”). For these purposes, a Reciprocating Jurisdiction is a foreign country which at the time of death or donation (i) did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country or (ii) allowed a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

United States Tax Considerations

The following discussion summarizes certain US federal income tax considerations that may be relevant to you if you invest in debt securities. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable US Treasury Regulations, published rulings, administrative pronouncements, and court decisions in effect on the date of this prospectus, all of which are subject to change, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary deals only with US holders that hold debt securities as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, a person that will hold debt securities as a hedge against currency risk or as a position in a “straddle” or conversion transaction, tax exempt organization or a person whose “functional currency” is not the US dollar.

You will be a US holder if you are (i) an individual who is a citizen or resident of the United States, (ii) a corporation for US federal income tax purposes created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to US federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to execute primary supervision over its administration and one or more US persons have authority to control the substantial decisions of such trust. Notwithstanding the preceding sentence, to the extent provided in US Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elected to be treated as a United States person shall also be considered US Holders. If you are a partner in a partnership that holds debt securities, the tax consequences of an investment in debt securities will generally depend on the status of the partners and the activities of the partnership. If you are not a US holder, consult the discussions below under the captions “Non-US Holders” and “Information Reporting and Backup Withholding”.

You should consult your own tax advisor concerning the particular US federal income tax consequences to you of ownership and disposition of debt securities, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

United States Holders

Payments or Accruals of Interest

Payments or accruals of “qualified stated interest” (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting). If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than US dollars (a “foreign currency”), the amount of interest income you will realize will be the US dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into US dollars. If you are an accrual basis US holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period (or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year). Alternatively, as an accrual basis US holder, you may elect to translate all interest income on foreign currency denominated debt securities at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year) or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service (the “IRS”). If you use the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

Payments of interest on the debt securities will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisors regarding the availability of a foreign tax credit under your particular situation.

The Purchase, Sale and Retirement of Debt Securities

Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a debt security that is denominated in a foreign currency, the cost to you (and therefore generally your initial tax basis) will be the US dollar value of the foreign currency purchase price on the date of purchase calculated at (i) the exchange rate in effect on that date or (ii) if the foreign currency debt security is traded on an established securities market and you are a cash basis taxpayer, or if you are an accrual basis taxpayer that makes a special election, the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a debt security in respect of foreign currency denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert US dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

When you sell or exchange a debt security, or if a debt security is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued but unpaid interest not previously included in income, which will be subject to tax in the manner described above under “Payments or Accruals of Interest”) and your tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for US tax purposes generally will be the US dollar value of the foreign currency that you receive calculated at (i) the exchange rate in effect on the date the foreign currency debt security is disposed of or retired or (ii) if you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash basis US holder, or if you are an accrual basis holder that makes a special election, the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The special election available to you if you are an accrual basis taxpayer in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Except as discussed below with respect to market discount and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be long-term capital gain or loss if you have held the debt security for more than one year. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by individual non-corporate investors. Capital gain or loss, if any, recognized by a US holder generally will be treated as US source income or loss for US foreign tax credit purposes. The ability of US holders to offset capital losses against income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Original Issue Discount

If the Republic issues debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of full years to their maturity, the debt securities will be “OID debt securities”. The difference between the issue price and the stated redemption price at maturity of the debt securities will be the “original issue discount” or “OID”. The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons). The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by the Republic) at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in OID debt securities you generally will be subject to the special tax accounting rules for OID obligations provided by the Code and certain US Treasury Regulations. You should be aware that, as described in greater detail below, if you invest in an OID debt security you generally will be required to include OID in ordinary gross income for US federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an OID debt security with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of OID on that debt security for all days during the taxable year that you own the debt security. The daily portions of OID on an OID debt security are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that period. Accrual periods may be any length and may vary in length over the term of an OID debt security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of OID on an OID debt security allocable to each accrual period is determined by:

(i) multiplying the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity of the debt security and the denominator of which is the number of accrual periods in a year; and

(ii) subtracting from that product the amount (if any) of qualified stated interest payments allocable to that accrual period.

An OID debt security that is a floating rate debt security will be subject to special rules. Generally, if a floating rate debt security qualifies as a “variable rate debt instrument” (as defined in applicable US Treasury Regulations), then (i) all stated interest with respect to such floating rate debt security will be qualified stated interest and hence included in a US holder’s income in accordance with such US holder’s normal method of accounting for US federal income tax purposes, and (ii) the amount of OID, if any, will be determined under the general OID rules (as described above) by assuming that the variable rate is a fixed rate equal, in general, to the value, as of the issue date, of the floating rate.

If a floating rate debt security does not qualify as a “variable rate debt instrument”, such floating rate debt security will be classified as a contingent payment debt instrument and will be subject to special rules for calculating the accrual of stated interest and original issue discount.

Any special considerations with respect to the tax consequences of holding a floating rate debt security will be provided in the applicable prospectus supplement.

The “adjusted issue price” of an OID debt security at the beginning of any accrual period will generally be the sum of its issue price (including any accrued interest) and the amount of OID previously includable in the gross income of the holder, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an OID debt security, other than qualified stated interest, generally will be viewed first as payments of previously accrued OID (to the extent of the previously accrued discount), with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a debt security is the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including OID income, you will generally be required to include in your gross income increasingly greater amounts of OID over the life of OID debt security.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed below under the caption “Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant yield basis.

In the case of an OID debt security that is also a foreign currency debt security, you should determine the US dollar amount includible as OID for each accrual period by (i) calculating the amount of OID allocable to each accrual period in the foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year). Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years) or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under the caption “Payment or Accruals of Interest” above. Because exchange rates may fluctuate, if you are the holder of an OID debt security that is also a foreign currency debt security you may recognize a different amount of OID income in each accrual period than would be the case if you were the holder of an otherwise similar OID debt security denominated in US dollars. Upon the receipt of an amount attributable to OID (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the OID debt security), you will recognize ordinary income or loss measured by the difference between the amount received, translated into US dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the OID debt security, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

If you purchase an OID debt security outside of the initial offering at a cost less than its “remaining redemption amount”, or if you purchase an OID debt security in the initial offering at a price other than the debt security’s issue price, you will also generally be required to include in gross income the daily portions of OID, calculated as described above. However, if you acquire an OID debt security at a price (i) less than or equal to the remaining redemption amount but (ii) greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions to reflect the premium paid over the adjusted issue price. (As discussed under “Premium and Market Discount” below, if you purchase an OID debt security at a price greater than its remaining redemption amount, the OID rules described in this section will not apply.) The “remaining redemption amount” for an OID debt security is the total of all future payments to be made on the debt security other than qualified stated interest.

Certain of the OID debt securities may be redeemed prior to maturity, either at the option of the Republic or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the pricing supplement. OID debt securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase OID debt securities with these features, you should carefully examine the pricing supplement and consult your tax advisor about their treatment since the tax consequences of OID will depend, in part, on the particular terms and features of the debt securities.

OID accrued with respect to an OID debt security will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisors regarding the availability of a foreign tax credit under your particular situation.

Short-Term Debt Securities

Special rules may apply to a debt security with a maturity of one year or less (“a short-term debt security”). If you are an accrual basis holder, you will be required to accrue OID on the short-term debt security on either a straight line basis or, at the election of the holder, under a constant yield method (based on daily compounding). No interest payments on a short-term debt security will be qualified stated interest. Consequently, such interest payments are included in the short-term debt security’s stated redemption price at maturity. Since the amount of OID is calculated in the same manner as described above under “Original Issue Discount,” such interest payments may give rise to OID (or acquisition discount, as defined below) even if the short-term debt securities are not actually issued at a discount. If you are a cash basis holder and do not elect to include OID in income as it accrues, you will not be required to include OID in income until you actually receive payments on the debt security. However, you will be required to treat any gain upon the sale, exchange or retirement of the debt security as ordinary income to the extent of the accrued OID on the debt security that you have not yet taken into income at the time of the sale. Also, if you borrow money (or do not repay outstanding debt) to acquire or hold the debt security, you may not be allowed to deduct interest on the borrowing that corresponds to accrued OID on the debt security until you include the OID in your income.

Alternatively, regardless of whether you are a cash basis or accrual basis holder, you can elect to accrue any “acquisition discount” with respect to the short-term debt security on a current basis. Acquisition discount is the excess of the stated redemption price at maturity of the debt security over the purchase price. Acquisition discount will be treated as accruing rateably or, at the election of the holder, under a constant yield method (based on daily compounding). If you elect to accrue acquisition discount, the OID rules will not apply. US holders should consult their own tax advisors as to the application of these rules.

As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase a debt security, you should carefully examine the pricing supplement and consult your tax advisor about these features.

Premium and Market Discount

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the IRS. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments in respect of that period, and therefore are translated into US dollars at the rate that you use for those interest payments. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the debt security and the exchange rate on the date when the holder acquired the debt security. For a US holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

A debt security, other than a short-term debt security, will be treated as purchased at a market discount (a “market discount debt security”) if the debt security’s stated redemption price at maturity or, in the case of OID debt security, the debt security’s “revised issue price”, exceeds the amount for which the US Holder purchased the debt security by at least one-fourth of one per cent (0.25%) of such debt security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the debt security’s maturity. For these purposes, the “revised issue price” of a debt security generally equals its issue price, increased by the amount of any OID that has accrued on the debt security.

Any gain recognized on the maturity or disposition of a market discount debt security will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such debt security. Alternatively, a US holder of a market discount debt security may elect to include market discount in income currently over the life of the debt security. Such an election shall apply to all debt instruments with market discount acquired by the electing US holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS.

Market discount on a market discount debt security will accrue on a straight line basis unless the US holder elects to accrue such market discount on a constant yield method. Such an election shall apply only to the debt security with respect to which it is made and may not be revoked. A US holder of a market discount debt security that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such debt security in an amount not exceeding the accrued market discount on such debt security until the maturity or disposition of such debt security. Any accrued market discount on a foreign currency debt security that is currently includable in income will generally be translated into US dollars at the average rate for the accrual periods (or portion thereof within the holder’s taxable year).

Warrants

A description of the tax consequences of an investment in warrants will be provided in the applicable prospectus supplement.

Indexed Debt Securities and Other Debt Securities Providing for Contingent Payment

Special rules govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating rate debt securities if the interest payable on the debt securities is based on more than one interest rate index. We will provide a detailed description of the tax considerations relevant to US holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant prospectus supplement.

Non-US Holders

The following summary applies to you if you are not a US holder, as defined above.

Subject to the discussion below under the caption “Information Reporting and Backup Withholding”, the interest income that you derive in respect of the debt securities generally will be exempt from US federal income taxes, including US withholding tax on payments of interest (including OID) unless such income is effectively connected with the conduct of a trade or business within the United States. Further, any gain you realize on a sale or exchange of debt securities generally will be exempt from US federal income tax, including US withholding tax, unless:

•	your gain is effectively connected with your conduct of a trade or business within the United States; or

•

you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to certain payments made within the United States of interest on a debt security, including payments made by the US office of a paying agent, broker or other intermediary, and to proceeds of a sale, exchange, or retirement of debt security effected at the US office of a US or foreign broker. A “backup withholding” tax may apply to such payments or proceeds if the beneficial owner fails to provide a correct taxpayer identification number or to otherwise comply with the applicable backup withholding rules. Certain persons (including, among others, corporations) and non-US holders which provide an appropriate certification or otherwise qualify for exemption are not subject to the backup withholding and information reporting requirements.

The proceeds of the sale, exchange, retirement or other disposition of debt securities effected through a foreign office of a broker that is a US controlled person will be subject to information reporting, but are not generally subject to backup withholding. A “US controlled person” is (i) a United States person, (ii) a controlled foreign corporation for United States federal income tax purposes, (iii) a foreign person for which 50% or more of its gross income from all sources, over as specified three year period, is effectively connected with a United States trade or business or (iv) a foreign partnership that, at any time in its taxable year, is 50% or more (by income or capital interest) owned by a United States person or is engaged in the conduct of a United States trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment made to a US holder generally may be claimed as a credit against such holder’s US federal income tax liability provided the appropriate information is furnished to the IRS.

PLAN OF DISTRIBUTION

The Republic may sell the debt securities or warrants in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

The prospectus supplement relating to a particular series of debt securities or warrants will set out:

•	the names of any underwriters or agents;

•	the purchase price of the securities;

•	the proceeds to the Republic from the sale;

•	any underwriting discounts and other compensation;

•	the initial public offering price;

•	any discounts or concessions allowed, reallowed or paid to dealers; and

•	any securities exchanges on which the securities will be listed.

Any underwriter involved in the sale of securities will acquire the securities for its own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, the underwriters will benefit from certain conditions that must be satisfied before they are obligated to purchase such securities and they will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If the Republic sells debt securities or warrants through agents, the prospectus supplement will identify the agent and indicate any commissions payable by the Republic. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis.

The Republic may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from the Republic at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

The Republic may offer securities as full, partial or alternative consideration for the purchase of other securities of the Republic, either in connection with a publicly announced tender, exchange or other offer for such securities or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of securities directly or through underwriters or agents.

Agents and underwriters may be entitled to indemnification by the Republic against certain liabilities, including liabilities under the US Securities Act of 1933, as amended, or to contribution from the Republic with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, the Republic in the ordinary course of business.

In compliance with Financial Industry Regulatory Authority guidelines the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to the prospectus and applicable prospectus supplements will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

Unless otherwise specified in the applicable prospectus supplement, if the Republic offers and sells securities outside the United States, each underwriter or dealer will acknowledge that:

•	the securities offered have not been and will not be registered under the US Securities Act of 1933; and

•

may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act of 1933, as amended. Each participating underwriter or dealer will agree that it has not offered or sold, and will not offer or sell, any debt securities constituting part of its allotment in the United States except in accordance with Rule 903 of Regulation S under the US Securities Act of 1933. Accordingly, each underwriter or dealer will agree that neither the underwriter nor dealer nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the securities.

VALIDITY OF THE SECURITIES

The Secretary of the Department of Justice of the Republic will provide an opinion on behalf of the Republic as to the validity of the securities under Philippine law. Allen & Overy, United States counsel for the Republic, will provide an opinion on behalf of the Republic as to the validity of the securities under US and New York State law. US and Philippine counsel named in the applicable prospectus supplement will provide an opinion as to certain legal matters on behalf of the underwriters named in the applicable prospectus supplement.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

The authorized agent of the Republic in the United States is Hon. Cecilia B. Rebong, Consul General, the Philippine Consulate General, 556 Fifth Avenue, New York, New York 10036-5095.

EXPERTS; OFFICIAL STATEMENTS AND DOCUMENTS

Hon. Roberto B. Tan, in his official capacity as National Treasurer of the Republic, reviewed the information set forth in the prospectus relating to the Republic, which information is included in the prospectus on his authority.

FURTHER INFORMATION

The Republic filed a registration statement with respect to the securities with the Securities and Exchange Commission under the US Securities Act of 1933, as amended, and its related rules and regulations. You can find additional information concerning the Republic and the securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

DEBT TABLES OF THE REPUBLIC OF THE PHILIPPINES

Guaranteed External Debt of the Republic of the Philippines	T-2
External Debt of the Republic of the Philippines	T-8
Domestic Government Securities	T-25
Domestic Debt of the Republic of the Philippines (Other than Securities)	T-34
Guaranteed Domestic Debt of the Republic of the Philippines (Other than Securities)	T-35

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES

As of September 30, 2009

(In millions)

Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency		Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
GRAND TOTAL					19,016.03		10,299.08

I. NATIONAL GOVERNMENT DIRECT GUARANTEE ON GOCC LOANS					19,016.03		10,213.18

A. LOANS					13,893.40		5,226.26

DEUTSCHE MARKS				664.70	492.23	254.06	189.42

FIXED RATE	2.0000%	1990	2020	150.00	111.83	17.07	12.73
FIXED RATE	2.0000%	1988	2018	46.00	34.30	20.70	15.43
FIXED RATE	9.0000%	1992	2036	72.00	53.68	56.59	42.19
FIXED RATE	9.0000%	1993	2033	60.00	44.73	53.33	39.76
FIXED RATE	9.0000%	1993	2023	30.40	22.67	25.04	18.67
FIXED RATE	2.0000%	1981	2016	15.50	11.56	2.34	1.74
FIXED RATE	2.0000%	1981	2011	0.60	0.45	0.08	0.06
FIXED RATE	7.5000%	1995	2035	14.75	11.00	13.03	9.71
FIXED RATE	7.5000%	1995	2035	50.10	34.00	44.69	33.32
FIXED RATE	2.0000%	1981	2011	4.70	3.50	0.56	0.42
FIXED RATE	2.0000%	1979	2015	35.80	26.69	3.43	2.56
FIXED RATE	9.0000%	1993	2033	145.00	108.11	8.44	6.29
FIXED RATE	9.0000%	1995	2036	12.80	9.54	6.74	5.03
GERMAN CAPITAL MARKET RATE	0.0000%	1991	2031	17.25	12.86	2.03	1.51

EURO				164.16	222.67	117.58	171.46

FIXED RATE	0.7500%	1999	2039	25.56	37.28	14.12	20.59
FIXED RATE	7.0000%	1995	2035	30.70	44.77	12.49	18.21
FIXED RATE	0.7500%	2004	2044	5.11	7.45	5.11	7.46
FIXED RATE	0.7500%	2004	2045	5.28	7.70	5.29	7.71
FIXED RATE	0.7500%	2001	2040	14.77	21.54	14.61	21.31
FIXED RATE	0.7500%	2001	2040	9.35	13.63	9.36	13.64
FIXED RATE	5.7500%	2004	2044	5.28	7.70	4.22	6.16
FIXED RATE	0.7500%	2004	2044	5.28	7.70	4.48	6.53
FIXED RATE	0.7500%	2005	2045	11.70	17.06	3.94	5.75
FIXED RATE	0.7500%	2005	2045	15.00	21.87	17.36	25.32
FIXED RATE	3.0000%	2007	2025	2.54	3.70	2.54	3.70
FIXED RATE	4.0000%	2006	2021	10.50	4.99	9.07	13.22
FIXED RATE	5.7150%	2006	2018	7.80	4.99	6.80	9.91
INTEREST FREE	0.0000%	2000	2013	7.81	11.39	4.68	6.83
LIBOR	0.0000%	2003	2013	7.48	10.91	3.52	5.13

SPANISH PESETAS				631.12	5.53	209.38	1.84

FIXED RATE	2.5000%	1993	2013	631.12	5.53	209.38	1.84

FRENCH FRANCS				373.49	83.03	167.17	37.16

FIXED RATE	3.0000%	1988	2021	45.88	10.20	22.00	4.89
FIXED RATE	3.0000%	1988	2021	4.12	0.92	2.16	0.48
FIXED RATE	3.0000%	1990	2021	4.73	1.05	2.60	0.58
FIXED RATE	3.0000%	1990	2021	1.69	0.38	0.93	0.21
FIXED RATE	3.0000%	1990	2021	1.41	0.31	0.81	0.18
FIXED RATE	3.0000%	1990	2021	6.26	1.39	3.60	0.80
FIXED RATE	3.0000%	1990	2021	1.45	0.32	0.87	0.19

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES—(Continued)

As of September 30, 2009

(In millions)

	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency			Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
	FIXED RATE	3.0000%	1990	2021	4.86	1.08	2.92	0.65
	FIXED RATE	3.0000%	1990	2021	1.68	0.37	1.05	0.23
	FIXED RATE	3.0000%	1990	2021	0.38	0.08	0.25	0.06
	FIXED RATE	3.0000%	1990	2022	2.25	0.50	1.29	0.29
	FIXED RATE	3.0000%	1990	2022	0.48	0.11	0.29	0.06
	FIXED RATE	3.0000%	1990	2022	0.36	0.08	0.22	0.05
	FIXED RATE	3.0000%	1990	2022	6.12	1.36	3.82	0.85
	FIXED RATE	3.0000%	1990	2022	1.22	0.27	0.79	0.18
	FIXED RATE	3.0000%	1990	2022	0.70	0.16	0.47	0.11
	FIXED RATE	3.0000%	1990	2022	0.76	0.17	0.53	0.12
	FIXED RATE	2.5000%	1991	2022	8.06	1.79	5.04	1.12
	FIXED RATE	2.5000%	1991	2022	6.44	1.43	4.34	0.97
	FIXED RATE	3.3000%	1994	2014	1.14	0.25	0.45	0.10
	FIXED RATE	3.3000%	1994	2014	4.94	1.10	2.12	0.47
	FIXED RATE	3.1000%	1994	2014	9.90	2.20	4.25	0.94
	FIXED RATE	3.1000%	1994	2014	10.09	2.24	4.34	0.96
	FIXED RATE	3.1000%	1994	2014	42.62	9.47	18.72	4.16
	FIXED RATE	1.5000%	1996	2022	8.42	1.87	5.54	1.23
	FIXED RATE	1.5000%	1996	2022	4.46	0.99	3.05	0.68
	FIXED RATE	1.5000%	1996	2022	7.49	1.66	5.32	1.18
	FIXED RATE	1.5000%	1996	2022	10.46	2.33	7.71	1.71
	FIXED RATE	1.5000%	1996	2026	0.45	0.10	2.28	0.51
	FIXED RATE	5.4500%	1990	2016	120.00	26.68	45.00	10.00
	FIXED RATE	5.4500%	1991	2018	30.00	6.67	14.40	3.20
	FIXED RATE

KOREAN WON					60,355.58	51.00	36,255.96	30.64

	FIXED RATE	3.5000%	1995	2015	11,322.00	9.57	3,926.70	3.32
	FIXED RATE	3.5000%	1995	2015	8,645.00	7.31	4,154.35	3.51
	FIXED RATE	4.0000%	2004	2024	32,139.58	27.16	28,174.91	23.81

JAPANESE YEN					741,477.22	8,228.91	327,147.92	3,630.69

	ADB FLOATING RATE	0.0000%	1998	2013	3,057.00	33.93	359.31	3.99
	ADB FLOATING RATE	0.5000%	1996	2015	2,166.70	24.05	675.76	7.50
	ADB FLOATING RATE	0.0000%	1992	2016	947.00	10.51	684.15	7.59
	CQB	0.1000%	2001	2011	3,717.00	41.25	847.49	9.41
	FIXED RATE	5.5000%	1992	2010	20,550.00	228.06	539.44	5.99
	FIXED RATE	6.5000%	1991	2011	12,215.94	135.57	1,260.90	13.99
	FIXED RATE	3.6900%	2004	2016	6,768.00	75.11	3,947.03	43.80
	FIXED RATE	0.0000%	2002	2011	12,500.00	138.73	4,428.22	49.14
	FIXED RATE	0.0000%	2003	2011	10,000.00	110.98	3,542.57	39.32
	FIXED RATE	0.0000%	2004	2011	3,000.00	33.29	1,062.77	11.79
	FIXED RATE	0.0000%	2004	2011	7,000.00	77.69	2,479.81	27.52
	FIXED RATE	0.3600%	2009	2028	10,000.00	110.98	6,000.00	66.59
	FIXED RATE	2.5000%	1991	2021	30,084.00	333.87	17,610.14	195.44
	FIXED RATE	2.5000%	1992	2022	6,686.00	74.20	4,076.83	45.24
	FIXED RATE	3.0000%	1994	2024	22,500.00	249.71	17,012.15	188.80
	FIXED RATE	3.0000%	1994	2024	15,000.00	166.47	9,602.25	106.57
	FIXED RATE	2.5000%	1995	2025	5,283.00	58.63	1,074.37	11.92
	FIXED RATE	2.1000%	1995	2025	848.00	9.41	422.05	4.68
	FIXED RATE	2.5000%	1995	2025	1,104.00	12.25	797.41	8.85

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES—(Continued)

As of September 30, 2009

(In millions)

	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency			Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
	FIXED RATE	2.1000%	1995	2025	248.00	2.75	256.58	2.85
	FIXED RATE	2.7000%	1995	2025	11,394.00	126.45	8,492.99	94.26
	FIXED RATE	2.3000%	1995	2025	921.00	10.22	1,100.61	12.21
	FIXED RATE	2.7000%	1996	2026	22,837.00	253.45	11,777.50	130.71
	FIXED RATE	2.3000%	1996	2026	1,875.00	20.81	4,791.96	53.18
	FIXED RATE	2.7000%	1996	2026	10,184.00	113.02	8,241.95	91.47
	FIXED RATE	2.3000%	1996	2026	310.00	3.44	201.23	2.23
	FIXED RATE	2.5000%	1996	2026	5,000.00	55.49	3,944.26	43.77
	FIXED RATE	2.1000%	1996	2026	158.00	1.75	127.12	1.41
	FIXED RATE	2.3000%	1997	2027	8,760.00	97.22	429.24	4.76
	FIXED RATE	2.7000%	1997	2027	14,011.00	155.49	8,577.10	95.19
	FIXED RATE	2.3000%	1997	2027	449.00	4.98	323.02	3.58
	FIXED RATE	2.5000%	1997	2027	5,903.00	65.51	2,385.60	26.48
	FIXED RATE	2.1000%	1997	2027	1,325.00	14.70	1,219.02	13.53
	FIXED RATE	2.5000%	1997	2027	386.00	4.28	249.17	2.77
	FIXED RATE	2.1000%	1997	2027	648.00	7.19	431.87	4.79
	FIXED RATE	2.5000%	1997	2027	1,927.00	21.39	302.30	3.35
	FIXED RATE	2.1000%	1997	2027	819.00	9.09	154.14	1.71
	FIXED RATE	2.2000%	1998	2028	13,788.00	153.02	12,307.55	136.59
	FIXED RATE	0.7500%	1998	2038	767.00	8.51	970.51	10.77
	FIXED RATE	2.2000%	1998	2028	19,532.00	216.77	17,585.03	195.16
	FIXED RATE	0.7500%	1998	2038	458.00	5.08	389.88	4.33
	FIXED RATE	2.2000%	1998	2028	3,064.00	34.00	459.27	5.10
	FIXED RATE	1.7000%	1998	2028	2,193.00	24.34	3,254.89	36.12
	FIXED RATE	0.7500%	1998	2038	815.00	9.04	1,959.36	21.74
	FIXED RATE	2.2000%	1999	2028	3,064.00	34.00	35,260.22	391.32
	FIXED RATE	1.7000%	1999	2028	2,193.00	24.34	20,528.98	227.83
	FIXED RATE	0.9500%	1999	2040	15,091.00	167.48	11,544.70	128.12
	FIXED RATE	0.7500%	1999	2040	1,359.00	15.08	1,324.80	14.70
	FIXED RATE	0.9500%	2001	2041	39,455.00	437.87	46,791.77	519.30
	FIXED RATE	0.7500%	2001	2041	2,476.00	27.48	2,870.55	31.86
	FIXED RATE	1.4000%	2009	2038	1,500.00	16.65	30.00	0.33
	FIXED RATE	0.6500%	2009	2048	23,100.00	256.36	3,055.16	33.91
	JAPAN LONG TERM PRIME	0.0000%	2003	2023	1,188.00	13.18	1,188.20	13.19
	JAPAN LONG TERM PRIME	0.0000%	1994	2014	12,400.00	137.62	1,840.43	20.43
	JAPAN LONG TERM PRIME	0.0000%	1992	2014	6,100.00	67.70	1,907.88	21.17
	JAPAN LONG TERM PRIME	0.2000%	1999	2014	26,000.00	288.55	9,762.88	108.35
	JAPAN LONG TERM PRIME	1.2500%	2003	2022	1,250.00	13.87	1,205.36	13.38
	JAPAN LONG TERM PRIME	1.2500%	2005	2022	3,750.00	41.62	1,954.75	21.69
	LIBOR BASE RATE	0.0000%	2000	2014	3,676.05	40.80	23.95	0.27
	LIBOR BASE RATE	0.0000%	2002	2021	2,166.00	24.04	2,112.96	23.45
	LIBOR BASE RATE	0.6000%	2003	2018	3,318.00	36.82	1,324.77	14.70
	LIBOR BASE RATE	0.0000%	2005	2026	2,746.63	30.48	2,746.63	30.48
	LIBOR BASE RATE	0.5000%	1996	2016	9,090.40	100.89	1,632.71	18.12
	LIBOR BASE RATE	0.2500%	2005	2022	6,592.00	73.16	2,253.74	25.01

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES—(Continued)

As of September 30, 2009

(In millions)

	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency			Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
	LIBOR BASE RATE	0.2500%	2006	2026	11,710.00	129.96	2,352.68	26.11
	US LIBOR	0.0000%	2001	2020	2,400.00	26.64	1,760.00	19.53
	LIBOR	0.0000%	2004	2025	25.00	0.28	1,726.55	19.16
	JAPAN LONG TERM PRIME	0.1000%	2007	2022	5,593.00	62.07	5,593.50	62.08

SPECIAL DRAWING RIGHTS					18.50	29.18	6.08	9.60

	INTEREST FREE	0.7500%	1998	2037	5.00	7.89	0.37	0.58
	LIBOR 6MOS. DEPOSIT	0.8000%	1995	2034	3.50	5.52	3.16	4.99
	LIBOR 6MOS. DEPOSIT	0.8000%	1995	2014	7.00	11.04	2.55	4.02

UNITED STATES DOLLARS					4,780.85	4,780.85	1,155.46	1,155.46

	ADB FLOATING RATE	0.0000%	1988	2012	43.50	43.50	14.52	14.52
	ADB FLOATING RATE	0.0000%	1989	2012	26.40	26.40	8.90	8.90
	ADB FLOATING RATE	0.0000%	1989	2009	160.00	160.00	9.62	9.62
	ADB FLOATING RATE	0.0000%	1989	2014	130.00	130.00	51.54	51.54
	ADB FLOATING RATE	0.0000%	1992	2012	75.00	75.00	28.23	28.23
	ADB FLOATING RATE	0.0000%	1993	2018	43.20	43.20	13.84	13.84
	ADB FLOATING RATE	0.0000%	1993	2013	164.00	164.00	47.46	47.46
	ADB FLOATING RATE	0.0000%	1995	2020	92.00	92.00	66.13	66.13
	ADB FLOATING RATE	0.0000%	1998	2021	50.00	50.00	19.92	19.92
	ADB FLOATING RATE	0.0000%	1996	2011	5.35	5.35	1.25	1.25
	ADB FLOATING RATE	0.0000%	1998	2017	20.22	20.22	29.56	29.56
	FIXED RATE	2.0000%	1993	2013	19.30	19.30	7.35	7.35
	FIXED RATE	1.2500%	1993	2025	24.50	24.50	16.73	16.73
	FIXED RATE	3.5750%	1995	2012	37.90	37.90	11.37	11.37
	FIXED RATE	2.2500%	1996	2011	18.80	18.80	1.63	1.63
	FIXED RATE	7.6500%	1996	2009	25.00	25.00	0.33	0.33
	FIXED RATE	6.5000%	1997	2010	11.10	11.10	0.85	0.85
	FIXED RATE	4.0000%	1995	2018	15.00	15.00	6.87	6.87
	FIXED RATE	1.5000%	1990	2010	11.21	11.21	11.17	11.17
	FIXED RATE	5.6300%	2004	2034	35.00	35.00	11.28	11.28
	LIBOR 6MOS. DEPOSIT	1.0000%	2008	2018	90.00	90.00	71.41	71.41
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1989	2009	40.00	40.00	2.05	2.05
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1990	2010	200.00	200.00	21.52	21.52
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1990	2010	150.00	150.00	14.97	14.97
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1991	2011	175.00	175.00	27.69	27.69
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1992	2012	91.30	91.30	16.02	16.02
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1991	2011	150.00	150.00	31.08	31.08

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES—(Continued)

As of September 30, 2009

(In millions)

	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency			Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1991	2011	15.00	15.00	0.31	0.31
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1993	2013	110.00	110.00	19.22	19.22
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1994	2014	127.35	127.35	53.27	53.27
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1994	2014	19.65	19.65	5.24	5.24
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1994	2013	64.00	64.00	22.32	22.32
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1994	2014	40.00	40.00	17.35	17.35
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1994	2014	113.00	113.00	40.58	40.58
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1995	2014	88.00	88.00	4.63	4.63
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1994	2014	114.00	114.00	22.90	22.90
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1995	2015	50.00	50.00	12.69	12.69
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1995	2011	50.00	50.00	3.09	3.09
	LIBOR 6MOS. DEPOSIT	0.0000%	2000	2013	7.50	7.50	4.50	4.50
	LIBOR 6MOS. DEPOSIT	0.0000%	1998	2008	25.00	25.00	2.50	2.50
	LIBOR BASE RATE	0.0000%	2003	2022	40.00	40.00	35.05	35.05
	LIBOR BASE RATE	0.0000%	2003	2013	3.26	3.26	0.80	0.80
	LIBOR BASE RATE	0.5000%	1995	2015	50.00	50.00	20.03	20.03
	LIBOR BASE RATE	0.5000%	1996	2016	100.00	100.00	18.98	18.98
	LIBOR BASE RATE	0.5000%	1996	2016	150.00	150.00	60.55	60.55
	LIBOR BASE RATE	0.5000%	1996	2016	57.00	57.00	19.92	19.92
	LIBOR BASE RATE	0.5000%	1996	2017	60.00	60.00	14.84	14.84
	LIBOR BASE RATE	0.5000%	1997	2017	54.50	54.50	8.51	8.51
	LIBOR BASE RATE	0.5000%	1998	2018	150.00	150.00	107.19	107.19
	LIBOR BASE RATE	0.5000%	2008	2025	12.94	12.94	11.71	11.71
	IBRD COST OF QUALIFIED BORROWINGS	5.0000%	1996	2015	24.07	24.07	13.67	13.67
	US FLOATING RATE	0.9000%	1999	2014	200.00	200.00	92.34	92.34

B. BONDS						5,122.63		4,986.92

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES—(Continued)

As of September 30, 2009

(In millions)

Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency		Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)

UNITED STATES DOLLARS				4,060.00	4,060.00	3,924.29	3,924.29

FIXED RATE	8.4000%	1996	2016	160.00	160.00	160.00	160.00
FIXED RATE	9.6250%	1998	2028	300.00	300.00	300.00	300.00
FIXED RATE	9.8750%	2000	2010	500.00	500.00	500.00	500.00
FIXED RATE	0.0000%	2002	2010	300.00	300.00	300.00	300.00
FIXED RATE	0.0000%	2003	2010	400.00	400.00	400.00	400.00
FIXED RATE	5.4500%	2003	2018	250.00	250.00	214.29	214.29
FIXED RATE	9.2500%	2003	2011	150.00	150.00	150.00	150.00
FIXED RATE	6.8750%	2006	2016	500.00	500.00	500.00	500.00
LIBOR RATE -3 MOS	0.0000%	2005	2011	300.00	300.00	300.00	300.00
LIBOR RATE -3 MOS	0.0000%	2005	2011	100.00	100.00	100.00	100.00
FIXED RATE	7.2500%	2009	2019	1,000.00	1,000.00	1,000.00	1,000.00

JAPANESE YEN				95,750.00	1,062.63	95,750.00	1,062.63

FIXED RATE	4.6500%	1995	2015	12,000.00	133.18	12,000.00	133.18
FIXED RATE	2.3500%	2000	2010	22,000.00	244.16	22,000.00	244.16
FIXED RATE	3.2000%	2002	2020	24,750.00	274.68	24,750.00	274.68
FIXED RATE	3.5000%	2002	2022	37,000.00	410.63	37,000.00	410.63

II. GFI GUARANTEE ASSUMED BY NATIONAL GOVERNMENT				111.12	85.90		85.91

SAUDI RIAL				27.34	7.29	27.34	7.29

INTEREST FREE	0.0000%	1986	Upon Demand	2.96	0.79	2.96	0.79
INTEREST FREE	0.0000%	1986	Upon Demand	5.92	1.58	5.92	1.58
	0.0000%	1986	Upon Demand	18.46	4.92	18.46	4.92

UNITED STATES DOLLARS				77.64	77.64	77.64	77.64

INTEREST FREE	0.0000%	1988	Upon Demand	7.51	7.51	7.51	7.51
INTEREST FREE	0.0000%	1986	Upon Demand	0.72	0.72	0.72	0.72
INTEREST FREE	0.0000%	1986	Upon Demand	2.18	2.18	2.18	2.18
INTEREST FREE	0.0000%	1986	Upon Demand	33.09	33.09	33.09	33.09
INTEREST FREE	0.0000%	1986	Upon Demand	18.60	18.60	18.60	18.60
INTEREST FREE	0.0000%	1986	Upon Demand	0.51	0.51	0.51	0.51
INTEREST FREE	0.0000%	1986	Upon Demand	5.22	5.22	5.22	5.22
INTEREST FREE	0.0000%	1986	Upon Demand	8.33	8.33	8.33	8.33
INTEREST FREE	0.0000%	1986	Upon Demand	0.97	0.97	0.97	0.97
INTEREST FREE	0.0000%	1986	Upon Demand	0.51	0.51	0.51	0.51

FRENCH FRANCS
INTEREST FREE	0.0000%	1986	Upon Demand	3.13	0.70	3.13	0.70

CANADIAN DOLLARS
INTEREST FREE	0.0000%	1986	Upon Demand	0.27	0.25	0.27	0.25

JAPANESE YEN
INTEREST FREE	0.0000%	1986	Upon Demand	2.74	0.03	2.74	0.03

(1)	Includes government guarantee on GOCC (loans and bonds) GFI guarantee assumed by the Government per Proc. 50.
(2)	Amount in original currencies were converted to US Dollars using BSP reference rate on September 30, 2009.

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of September 30, 2009

(In millions)

		Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency	Interest Rate Basis		Year Contracted	Year of Maturity	(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
GRAND TOTAL						60,735.25		40,214.47

I. DIRECT DEBT OF THE REPUBLIC						36,659.37		17,451.09

A. AVAILED OF BY GOVERNMENT AGENCIES						34,062.17		15,964.45

AUSTRIAN SCHILLINGS					1,407.12	149.11	1,233.00	130.66

	FIXED RATE	4.0000%	1997	2014	199.86	21.18	66.62	7.06
	FIXED RATE	4.5000%	2002	2019	207.26	21.96	167.40	17.74
	FIXED RATE	4.5000%	1999	2022	1,000.00	105.97	998.98	105.86

CANADIAN DOLLARS					6.33	5.83	1.46	1.34

	INTEREST FREE	0.0000%	1974	2024	6.33	5.83	1.46	1.34

SWISS FRANCS					164.13	158.38	50.37	48.61

	FIXED RATE	4.6300%	1998	2014	37.60	36.28	3.52	3.39
	CHF LIBOR	0.0000%	2001	2014	94.89	91.57	46.86	45.21

CHINA YUAN					1,200.00	175.75	1,199.21	175.63

	FIXED RATE	2.0000%	2006	2031	400.00	58.58	399.21	58.47
	FIXED RATE	2.0000%	2007	2027	800.00	117.16	800.00	117.16

DEUTSCHEMARKS					78.80	58.75	12.63	9.41

	FIXED RATE	2.0000%	1984	2014	13.50	10.07	3.63	2.71
	FIXED RATE	2.0000%	1984	2014	16.50	12.30	4.43	3.31
	FIXED RATE	2.0000%	1990	2020	6.60	4.92	3.80	2.83
	FIXED RATE	2.0000%	1982	2012	24.20	18.04	0.47	0.35
	FIXED RATE	2.0000%	1981	2011	3.00	2.24	0.30	0.22

DANISH KRONER					80.00	15.67	0.48	0.09

	INTEREST FREE	0.0000%	1985	2009	15.00	2.94	0.48	0.09

EURO					288.32	420.43	175.20	255.48

	INTEREST FREE	0.0000%	2000	2016	8.48	12.37	4.08	5.95
	INTEREST FREE	0.0000%	2000	2017	1.84	2.68	1.05	1.53
	INTEREST FREE	0.0000%	2007	2024	5.30	7.73	5.21	7.59
	INTEREST FREE	0.0000%	2008	2020	11.35	16.55	7.52	10.96
			2008	2020	14.90	21.73	3.08	4.49
			2008	2020	15.20	22.16	0.99	1.45
	FIXED RATE	0.4700%	1998	2030	3.30	4.81	0.74	1.08
	FIXED RATE	0.4700%	1998	2030	43.20	62.99	3.24	4.73
	FIXED RATE	0.7500%	2002	2042	7.39	10.78	6.82	9.95
	FIXED RATE	0.7500%	2002	2042	7.46	10.88	7.38	10.76
	FIXED RATE	6.1000%	2002	2042	5.83	8.50	3.21	4.67
	FIXED RATE	1.5000%	1995	2014	8.08	11.78	4.85	7.07
	FIXED RATE	3.4500%	2002	2011	18.17	26.50	18.17	26.49
	FIXED RATE	3.6500%	2002	2025	36.34	52.99	31.24	45.55
	FIXED RATE	4.0000%	2000	2023	31.25	45.57	31.25	45.57
	FIXED RATE	4.4000%	2001	2024	23.99	34.98	23.99	34.98
	FIXED RATE	4.9400%	1999	2010	3.46	5.05	0.85	1.24
	FIXED RATE	4.9400%	1999	2010	0.77	1.12	0.11	0.16
	FIXED RATE	5.0600%	2008	2014	0.97	1.42	0.17	0.24

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of September 30, 2009

(In millions)

		Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency	Interest Rate Basis		Year Contracted	Year of Maturity	(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	EURO LIBOR	0.6000%	2005	2017	14.50	21.14	6.93	10.10
	EURO LIBOR	0.3000%	2008	2021	12.50	18.23	10.24	14.94
	EURO LIBOR	1.2500%	2008	2013	10.48	15.28	3.45	5.03
	EURO LIBOR	2.5000%	2008	2014	0.66	0.96	0.50	0.72
	FIXED RATE	5.1200%	2008	2019	2.90	4.23	0.15	0.21

FRENCH FRANCS					989.40	219.94	463.95	103.14

	FIXED RATE	3.0000%	1989	2023	28.50	6.34	16.18	3.60
	FIXED RATE	3.0000%	1989	2020	9.50	2.11	5.08	1.13
	FIXED RATE	2.5000%	1990	2022	29.07	6.46	19.06	4.24
	FIXED RATE	2.5000%	1990	2022	27.25	6.06	18.17	4.04
	FIXED RATE	2.5000%	1990	2022	17.40	3.87	11.53	2.56
	FIXED RATE	2.5000%	1992	2023	6.67	1.48	4.77	1.06
	FIXED RATE	2.0000%	1992	2024	69.00	15.34	48.29	10.74
	FIXED RATE	2.0000%	1992	2024	4.78	1.06	3.37	0.75
	FIXED RATE	2.0000%	1992	2023	18.90	4.20	13.29	2.95
	FIXED RATE	2.0000%	1992	2022	4.98	1.11	3.36	0.75
	FIXED RATE	2.0000%	1990	2023	14.22	3.16	10.13	2.25
	FIXED RATE	3.3000%	1993	2013	73.42	16.32	29.05	6.46
	FIXED RATE	3.3000%	1993	2013	18.40	4.09	6.91	1.54
	FIXED RATE	3.3000%	1993	2013	10.40	2.31	3.74	0.83
	FIXED RATE	3.5000%	1995	2015	15.00	3.33	6.05	1.34
	FIXED RATE	3.5000%	1995	2017	5.00	1.11	2.22	0.49
	FIXED RATE	3.5000%	1996	2018	49.70	11.05	3.37	0.75
	FIXED RATE	3.1000%	1993	2014	42.40	9.43	17.73	3.94
	FIXED RATE	3.1000%	1993	2014	80.00	17.78	34.66	7.70
	FIXED RATE	3.1000%	1993	2014	7.97	1.77	3.70	0.82
	FIXED RATE	1.4000%	1994	2016	17.64	3.92	12.56	2.79
	FIXED RATE	1.4000%	1994	2016	102.13	22.70	72.87	16.20
	FIXED RATE	1.5000%	1995	2023	12.60	2.80	8.62	1.92
	FIXED RATE	1.5000%	1995	2022	4.88	1.08	3.59	0.80
	FIXED RATE	1.5000%	1995	2018	16.00	3.56	0.14	0.03
	FIXED RATE	3.5000%	1997	2019	24.00	5.34	17.20	3.82
	FIXED RATE	7.5000%	1995	2017	13.55	3.01	3.20	0.71
	FIXED RATE	1.5000%	1995	2029	20.33	4.52	17.56	3.90
	FIXED RATE	5.8200%	1997	2010	24.04	5.34	0.63	0.14
	FIXED RATE	1.5000%	1997	2023	36.06	8.02	28.07	6.24
	FIXED RATE	1.5000%	1997	2023	59.98	13.33	37.44	8.32
	FIXED RATE	5.6800%	1997	2010	39.98	8.89	1.43	0.32

POUNDS STERLING					16.25	25.93	5.69	9.08

	FIXED RATE	6.7400%	2001	2013	16.25	25.93	5.69	9.08

ITALIAN LIRA					10,185.74	7.67	2,421.57	1.82

	LIBOR 6 MONTHS DEPOSIT	1.5000%	1990	2011	10,185.74	7.67	2,421.57	1.82

JAPANESE YEN					1,670,799.88	18,542.54	769,590.98	8,540.92

	ADB FLOATING RATE	0.0000%	1986	2012	82.00	0.91	2,912.31	32.32
	ADB FLOATING RATE	0.0000%	1986	2010	24.00	0.27	444.45	4.93
	ADB FLOATING RATE	0.0000%	1990	2020	33.00	0.37	2,579.53	28.63
	ADB FLOATING RATE	0.0000%	1991	2015	150.00	1.66	7,701.13	85.47

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of September 30, 2009

(In millions)

		Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency	Interest Rate Basis		Year Contracted	Year of Maturity	(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	FIXED RATE	3.0000%	1987	2012	30,000.00	332.94	5,675.67	62.99
	FIXED RATE	1.4000%	2009	2039	9,293.00	103.13	9,293.00	103.13
	FIXED RATE	3.0000%	1980	2010	730.00	8.10	28.17	0.31
	FIXED RATE	3.0000%	1980	2010	1,860.00	20.64	90.73	1.01
	FIXED RATE	3.0000%	1980	2010	150.00	1.66	7.31	0.08
	FIXED RATE	3.0000%	1980	2010	5,410.00	60.04	263.90	2.93
	FIXED RATE	3.0000%	1980	2010	850.00	9.43	39.51	0.44
	FIXED RATE	3.0000%	1980	2010	1,100.00	12.21	47.79	0.53
	FIXED RATE	3.0000%	1981	2011	6,300.00	69.92	373.22	4.14
	FIXED RATE	3.0000%	1981	2011	7,600.00	84.34	738.71	8.20
	FIXED RATE	3.0000%	1982	2012	3,630.00	40.29	404.75	4.49
	FIXED RATE	3.0000%	1982	2012	330.00	3.66	44.09	0.49
	FIXED RATE	3.0000%	1982	2012	3,600.00	39.95	500.62	5.56
	FIXED RATE	3.0000%	1982	2012	3,860.00	42.84	552.21	6.13
	FIXED RATE	3.0000%	1983	2013	6,300.00	69.92	574.40	6.37
	FIXED RATE	3.0000%	1983	2013	5,400.00	59.93	398.34	4.42
	FIXED RATE	3.0000%	1983	2013	1,140.00	12.65	201.54	2.24
	FIXED RATE	3.5000%	1984	2014	3,012.00	33.43	730.97	8.11
	FIXED RATE	3.5000%	1984	2014	1,381.00	15.33	136.80	1.52
	FIXED RATE	3.5000%	1986	2016	148.00	1.64	34.83	0.39
	FIXED RATE	3.5000%	1986	2016	705.00	7.82	156.17	1.73
	FIXED RATE	3.5000%	1986	2016	7,595.00	84.29	2,493.90	27.68
	FIXED RATE	3.5000%	1986	2016	3,988.00	44.26	1,358.84	15.08
	FIXED RATE	3.5000%	1986	2016	1,439.00	15.97	329.24	3.65
	FIXED RATE	3.5000%	1986	2016	2,555.00	28.36	497.71	5.52
	FIXED RATE	3.0000%	1988	2018	2,254.00	25.01	65.67	0.73
	FIXED RATE	3.0000%	1988	2018	4,837.00	53.68	1,843.80	20.46
	FIXED RATE	3.0000%	1988	2018	10,818.00	120.06	3,737.65	41.48
	FIXED RATE	3.0000%	1988	2018	2,090.00	23.19	848.44	9.42
	FIXED RATE	3.0000%	1988	2018	5,735.00	63.65	2,359.52	26.19
	FIXED RATE	3.0000%	1988	2018	3,193.00	35.44	1,122.75	12.46
	FIXED RATE	3.0000%	1988	2018	4,611.00	51.17	1,863.06	20.68
	FIXED RATE	3.0000%	1988	2018	3,372.00	37.42	1,127.05	12.51
	FIXED RATE	3.0000%	1988	2018	2,000.00	22.20	580.09	6.44
	FIXED RATE	3.0000%	1988	2018	707.00	7.85	250.65	2.78
	FIXED RATE	3.0000%	1988	2018	326.00	3.62	130.15	1.44
	FIXED RATE	3.0000%	1988	2018	308.00	3.42	124.56	1.38
	FIXED RATE	3.0000%	1988	2018	14,003.00	155.41	6,121.76	67.94
	FIXED RATE	2.7000%	1989	2019	2,063.00	22.90	988.88	10.97
	FIXED RATE	2.7000%	1989	2019	4,776.00	53.00	1,607.88	17.84
	FIXED RATE	2.7000%	1989	2019	2,633.00	29.22	953.24	10.58
	FIXED RATE	2.7000%	1989	2019	5,500.00	61.04	2,459.00	27.29
	FIXED RATE	2.7000%	1989	2019	2,169.00	24.07	1,039.20	11.53
	FIXED RATE	2.7000%	1990	2020	2,304.00	25.57	1,165.63	12.94
	FIXED RATE	2.7000%	1990	2020	4,238.00	47.03	1,871.84	20.77
	FIXED RATE	2.7000%	1990	2020	2,079.00	23.07	1,034.71	11.48
	FIXED RATE	2.7000%	1990	2020	2,708.00	30.05	2,754.70	30.57
	FIXED RATE	2.7000%	1990	2020	8,634.00	95.82	3,799.74	42.17
	FIXED RATE	2.7000%	1990	2020	454.00	5.04	161.97	1.80
	FIXED RATE	2.7000%	1990	2020	4,986.00	55.33	2,546.17	28.26
	FIXED RATE	2.7000%	1990	2020	5,080.00	56.38	1,626.60	18.05

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of September 30, 2009

(In millions)

		Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency	Interest Rate Basis		Year Contracted	Year of Maturity	(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	FIXED RATE	2.7000%	1990	2020	21,752.00	241.40	8,372.28	92.92
	FIXED RATE	2.7000%	1988	2013	15,000.00	166.47	3,648.65	40.49
	FIXED RATE	2.7000%	1988	2013	25,000.00	277.45	6,081.08	67.49
	FIXED RATE	2.7000%	1988	2013	12,500.00	138.73	3,040.53	33.74
	FIXED RATE	2.7000%	1989	2014	40,000.00	443.92	11,891.89	131.98
	FIXED RATE	2.7000%	1990	2020	4,301.00	47.73	2,202.69	24.45
	FIXED RATE	2.7000%	1991	2016	13,219.00	146.70	4,644.51	51.54
	FIXED RATE	2.7000%	1991	2021	2,065.00	22.92	1,062.67	11.79
	FIXED RATE	2.7000%	1991	2021	1,663.00	18.46	885.07	9.82
	FIXED RATE	2.7000%	1991	2021	1,795.00	19.92	736.51	8.17
	FIXED RATE	2.7000%	1991	2021	5,266.00	58.44	2,825.45	31.36
	FIXED RATE	2.7000%	1991	2021	10,790.00	119.75	6,192.05	68.72
	FIXED RATE	2.7000%	1991	2021	20,020.00	222.18	11,718.98	130.06
	FIXED RATE	2.7000%	1990	2020	28,200.00	312.96	15,819.49	175.56
	FIXED RATE	2.7000%	1991	2016	10,575.00	117.36	3,715.53	41.23
	FIXED RATE	2.7000%	1991	2016	13,219.00	146.70	5,001.78	55.51
	FIXED RATE	2.7000%	1992	2021	7,655.00	84.96	2,841.25	31.53
	FIXED RATE	3.0000%	1992	2017	25,380.00	281.67	10,975.12	121.80
	FIXED RATE	3.0000%	1993	2023	6,872.00	76.27	4,552.27	50.52
	FIXED RATE	3.0000%	1993	2023	4,633.00	51.42	2,709.67	30.07
	FIXED RATE	3.0000%	1993	2023	3,803.00	42.21	2,429.31	26.96
	FIXED RATE	3.0000%	1993	2023	3,055.00	33.90	2,086.31	23.15
	FIXED RATE	3.0000%	1993	2023	9,294.00	103.14	3,919.27	43.50
	FIXED RATE	3.0000%	1994	2024	9,620.00	106.76	7,226.19	80.20
	FIXED RATE	3.0000%	1994	2024	4,616.00	51.23	3,268.95	36.28
	FIXED RATE	3.0000%	1994	2024	11,754.00	130.45	8,887.05	98.63
	FIXED RATE	2.7000%	1995	2025	5,356.00	59.44	3,925.92	43.57
	FIXED RATE	2.3000%	1995	2025	795.00	8.82	613.41	6.81
	FIXED RATE	2.7000%	1995	2025	3,454.00	38.33	2,582.27	28.66
	FIXED RATE	2.3000%	1995	2025	586.00	6.50	455.26	5.05
	FIXED RATE	2.5000%	1995	2025	7,470.00	82.90	5,818.91	64.58
	FIXED RATE	2.1000%	1995	2025	842.00	9.34	649.92	7.21
	FIXED RATE	2.7000%	1995	2025	16,396.00	181.96	12,486.37	138.57
	FIXED RATE	2.3000%	1995	2025	1,995.00	22.14	1,856.32	20.60
	FIXED RATE	2.7000%	1995	2025	4,982.00	55.29	3,663.33	40.66
	FIXED RATE	2.3000%	1995	2025	597.00	6.63	443.97	4.93
	FIXED RATE	2.7000%	1995	2025	5,386.00	59.77	4,106.66	45.58
	FIXED RATE	2.3000%	1995	2025	1,000.00	11.10	734.75	8.15
	FIXED RATE	2.7000%	1995	2025	11,000.00	122.08	8,191.52	90.91
	FIXED RATE	2.3000%	1995	2025	1,895.00	21.03	1,560.03	17.31
	FIXED RATE	2.7000%	1995	2025	4,275.00	47.44	2,644.38	29.35
	FIXED RATE	2.3000%	1995	2025	490.00	5.44	355.46	3.94
	FIXED RATE	2.7000%	1995	2025	7,120.00	79.02	5,072.16	56.29
	FIXED RATE	2.3000%	1995	2025	2,431.00	26.98	1,897.44	21.06
	FIXED RATE	2.7000%	1995	2025	2,303.00	25.56	980.80	10.88
	FIXED RATE	2.3000%	1995	2025	569.00	6.31	436.32	4.84
	FIXED RATE	2.5000%	1996	2026	5,956.00	66.10	4,793.84	53.20
	FIXED RATE	2.1000%	1996	2026	954.78	10.60	768.44	8.53
	FIXED RATE	2.3000%	1996	2026	305.00	3.38	182.85	2.03
	FIXED RATE	2.7000%	1997	2027	4,844.00	53.76	2,892.44	32.10
	FIXED RATE	2.3000%	1997	2027	902.00	10.01	631.93	7.01

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of September 30, 2009

(In millions)

		Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency	Interest Rate Basis		Year Contracted	Year of Maturity	(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	FIXED RATE	2.7000%	1997	2027	5,598.00	62.13	5,317.94	59.02
	FIXED RATE	2.3000%	1997	2027	2,085.00	23.14	1,050.67	11.66
	FIXED RATE	2.7000%	1997	2027	5,772.00	64.06	4,923.63	54.64
	FIXED RATE	2.3000%	1997	2027	821.00	9.11	488.39	5.42
	FIXED RATE	2.5000%	1997	2027	8,219.00	91.21	6,847.05	75.99
	FIXED RATE	2.1000%	1997	2027	1,192.00	13.23	770.07	8.55
	FIXED RATE	2.5000%	1997	2027	6,753.00	74.94	5,306.07	58.89
	FIXED RATE	2.1000%	1997	2027	1,226.00	13.61	926.21	10.28
	FIXED RATE	2.7000%	1997	2027	7,103.00	78.83	5,943.84	65.96
	FIXED RATE	2.3000%	1997	2027	4,019.00	44.60	2,217.99	24.62
	FIXED RATE	2.2000%	1998	2028	4,955.00	54.99	3,903.97	43.33
	FIXED RATE	0.7500%	1998	2038	894.00	9.92	840.42	9.33
	FIXED RATE	2.2000%	1998	2028	10,487.00	116.38	9,065.13	100.60
	FIXED RATE	0.7500%	1998	2038	3,077.00	34.15	1,892.71	21.01
	FIXED RATE	2.2000%	1998	2028	5,148.00	57.13	1,721.29	19.10
	FIXED RATE	0.7500%	1998	2038	580.00	6.44	453.85	5.04
	FIXED RATE	2.2000%	1998	2028	2,387.00	26.49	1,088.21	12.08
	FIXED RATE	0.7500%	1998	2038	1,041.00	11.55	472.48	5.24
	FIXED RATE	0.7500%	1998	2038	54.00	0.60	24.28	0.27
	FIXED RATE	0.7500%	1998	2038	404.00	4.48	297.08	3.30
	FIXED RATE	1.7000%	1998	2028	5,439.00	60.36	4,116.70	45.69
	FIXED RATE	0.7500%	1998	2038	1,295.00	14.37	1,163.10	12.91
	FIXED RATE	1.7000%	1998	2028	291.00	3.23	33.59	0.37
	FIXED RATE	0.7500%	1998	2038	2,910.00	32.30	2,085.27	23.14
	FIXED RATE	2.2000%	1998	2028	11,884.00	131.89	9,362.36	103.90
	FIXED RATE	0.7500%	1998	2038	2,252.00	24.99	1,361.32	15.11
	FIXED RATE	1.7000%	1998	2028	2,035.00	22.58	1,033.18	11.47
	FIXED RATE	0.7500%	1998	2038	393.00	4.36	361.92	4.02
	FIXED RATE	0.7500%	1999	2039	36,300.00	402.86	35,109.78	389.65
	FIXED RATE	1.8000%	1999	2029	6,397.00	70.99	4,941.76	54.84
	FIXED RATE	0.7500%	1999	2039	813.00	9.02	1,535.69	17.04
	FIXED RATE	1.3000%	1999	2029	519.00	5.76	122.72	1.36
	FIXED RATE	0.7500%	1999	2039	432.00	4.79	342.46	3.80
	FIXED RATE	1.8000%	1999	2029	5,356.00	59.44	5,432.08	60.29
	FIXED RATE	0.7500%	1999	2039	722.00	8.01	581.68	6.46
	FIXED RATE	1.8000%	1999	2029	15,299.00	169.79	10,747.94	119.28
	FIXED RATE	1.3000%	1999	2029	255.00	2.83	216.40	2.40
	FIXED RATE	1.3000%	1999	2029	1,436.00	15.94	1,369.51	15.20
	FIXED RATE	1.8000%	1999	2029	12,556.00	139.35	13,148.75	145.92
	FIXED RATE	0.7500%	1999	2039	2,828.00	31.39	2,102.28	23.33
	FIXED RATE	1.8000%	1999	2029	4,885.00	54.21	4,656.04	51.67
	FIXED RATE	0.7500%	1999	2039	967.00	10.73	865.79	9.61
	FIXED RATE	1.8000%	1999	2029	6,590.00	73.14	6,588.07	73.11
	FIXED RATE	0.7500%	1999	2039	844.00	9.37	845.08	9.38
	FIXED RATE	1.8000%	1999	2029	4,321.00	47.95	3,137.73	34.82
	FIXED RATE	0.7500%	1999	2039	747.00	8.29	647.93	7.19
	FIXED RATE	0.7500%	1999	2039	444.00	4.93	251.31	2.79
	FIXED RATE	1.3000%	1999	2029	7,792.00	86.48	6,735.66	74.75
	FIXED RATE	0.7500%	1999	2039	1,221.00	13.55	897.29	9.96
	FIXED RATE	0.7500%	1999	2039	1,022.00	11.34	965.21	10.71
	FIXED RATE	1.0000%	2000	2040	7,858.00	87.21	7,665.57	85.07

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of September 30, 2009

(In millions)

		Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency	Interest Rate Basis		Year Contracted	Year of Maturity	(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	FIXED RATE	0.7500%	2000	2040	1,071.00	11.89	1,120.52	12.44
	FIXED RATE	0.9500%	2000	2040	13,486.00	149.67	12,879.34	142.93
	FIXED RATE	0.7500%	2000	2040	1,238.00	13.74	1,442.86	16.01
	FIXED RATE	0.9500%	2000	2040	2,970.00	32.96	2,946.94	32.71
	FIXED RATE	0.7500%	2000	2040	579.00	6.43	559.30	6.21
	FIXED RATE	2.2000%	2001	2041	6,948.00	77.11	5,518.26	61.24
	FIXED RATE	0.7500%	2001	2041	1,346.00	14.94	1,344.85	14.93
	FIXED RATE	0.7500%	2001	2041	856.00	9.50	287.29	3.19
	FIXED RATE	2.2000%	2001	2041	10,645.00	118.14	5,682.27	63.06
	FIXED RATE	0.7500%	2001	2041	1,098.00	12.19	760.80	8.44
	FIXED RATE	2.2000%	2001	2041	5,135.00	56.99	1,324.57	14.70
	FIXED RATE	0.7500%	2001	2041	1,070.00	11.87	712.32	7.91
	FIXED RATE	2.2000%	2001	2041	4,130.00	45.83	1,965.08	21.81
	FIXED RATE	0.7500%	2001	2041	1,080.00	11.99	755.55	8.39
	FIXED RATE	2.2000%	2001	2041	5,523.00	61.29	4,811.87	53.40
	FIXED RATE	0.7500%	2001	2041	992.00	11.01	985.88	10.94
	FIXED RATE	1.7000%	2001	2041	2,556.00	28.37	2,628.73	29.17
	FIXED RATE	0.7500%	2001	2041	233.00	2.59	147.76	1.64
	FIXED RATE	1.7000%	2001	2041	5,175.00	57.43	5,173.86	57.42
	FIXED RATE	0.7500%	2001	2041	1,134.00	12.59	1,122.08	12.45
	FIXED RATE	1.7000%	2001	2041	2,034.00	22.57	1,955.64	21.70
	FIXED RATE	0.7500%	2002	2042	5,582.00	61.95	5,825.73	64.65
	FIXED RATE	1.7000%	2002	2042	1,141.00	12.66	798.38	8.86
	FIXED RATE	1.7000%	2002	2032	5,389.00	59.81	4,027.87	44.70
	FIXED RATE	0.7500%	2002	2042	1,401.00	15.55	1,188.75	13.19
	FIXED RATE	0.9500%	2002	2042	16,310.00	181.01	8,600.83	95.45
	FIXED RATE	0.7500%	2002	2042	2,178.00	24.17	1,436.89	15.95
	FIXED RATE	1.8000%	2002	2032	1,988.00	22.06	755.67	8.39
	FIXED RATE	2.2000%	2002	2032	2,651.00	29.42	1,569.87	17.42
	FIXED RATE	0.7500%	2002	2042	573.00	6.36	650.31	7.22
	FIXED RATE	0.7500%	2002	2042	6,223.00	69.06	589.25	6.54
	FIXED RATE	2.2000%	2003	2033	2,470.00	27.41	1,326.50	14.72
	FIXED RATE	2.2000%	2003	2033	3,717.00	41.25	650.91	7.22
	FIXED RATE	0.7500%	2003	2047	8,529.00	94.65	1,543.78	17.13
	FIXED RATE	3.0000%	1980	2010	5,400.00	59.93	263.41	2.92
	FIXED RATE	3.0000%	1980	2010	70.00	0.78	3.04	0.03
	FIXED RATE	3.0000%	1980	2010	90.00	1.00	4.15	0.05
	FIXED RATE	3.0000%	1981	2011	5,000.00	55.49	465.08	5.16
	FIXED RATE	3.0000%	1982	2012	5,000.00	55.49	583.19	6.47
	FIXED RATE	3.0000%	1983	2013	4,600.00	51.05	876.77	9.73
	FIXED RATE	2.7000%	1989	2019	2,500.00	27.75	1,219.50	13.53
	FIXED RATE	2.7000%	1990	2020	10,560.00	117.19	3,216.53	35.70
	FIXED RATE	2.7000%	1990	2020	4,867.00	54.01	2,304.10	25.57
	FIXED RATE	2.7000%	1991	2021	3,516.00	39.02	2,040.91	22.65
	FIXED RATE	2.7000%	1991	2021	9,427.00	104.62	5,439.67	60.37
	FIXED RATE	2.7000%	1989	2019	6,300.00	69.92	2,423.40	26.89
	FIXED RATE	2.7000%	1990	2010	5,066.00	56.22	2,655.09	29.47
	FIXED RATE	2.7000%	1991	2021	8,283.00	91.92	4,339.90	48.16
	FIXED RATE	3.0000%	1993	2022	3,653.00	40.54	2,078.16	23.06
	FIXED RATE	3.0000%	1993	2023	9,099.00	100.98	1,967.06	21.83
	FIXED RATE	3.0000%	1994	2024	7,056.00	78.31	4,806.15	53.34
	FIXED RATE	3.0000%	1994	2024	6,630.00	73.58	4,208.84	46.71

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of September 30, 2009

(In millions)

		Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency	Interest Rate Basis		Year Contracted	Year of Maturity	(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	FIXED RATE	3.0000%	1994	2024	5,513.00	61.18	3,904.48	43.33
	FIXED RATE	3.0000%	1994	2024	2,896.00	32.14	921.66	10.23
	FIXED RATE	3.0000%	1994	2024	457.00	5.07	161.70	1.79
	FIXED RATE	3.0000%	1980	2010	18,800.00	208.64	723.55	8.03
	FIXED RATE	3.0000%	1981	2011	4,600.00	51.05	439.73	4.88
	FIXED RATE	3.0000%	1982	2012	32,420.00	359.80	3,730.23	41.40
	FIXED RATE	3.0000%	1983	2013	9,900.00	109.87	1,270.27	14.10
	FIXED RATE	4.0000%	1983	2013	9,600.00	106.54	1,814.22	20.13
	FIXED RATE	4.0000%	1987	2017	40,400.00	448.36	14,993.10	166.39
	FIXED RATE	0.0100%	2007	2037	1,099.00	12.20	439.50	4.88
	FIXED RATE	1.5000%	2007	2037	9,952.00	110.45	1,201.20	13.33
	FIXED RATE	0.7500%	2007	2047	434.00	4.82	20.02	0.22
	FIXED RATE	0.0100%	2007	2037	1,416.00	15.71	286.03	3.17
	FIXED RATE	6.0000%	1993	2013	25,000.00	277.45	4,950.51	54.94
	FIXED RATE	1.9500%	2000	2013	16,600.00	184.23	7,497.00	83.20
	FIXED RATE	2.1000%	1999	2011	24,480.00	271.68	10,615.92	117.82
	FIXED RATE	2.1000%	1999	2011	9,698.00	107.63	2,424.47	26.91
	FIXED RATE	2.6900%	2005	2010	16,640.00	184.67	6,844.18	75.96
	FIXED RATE	2.6900%	2006	2020	19,113.00	212.12	3,503.97	38.89
	FIXED RATE	2.4900%	2008	2017	4,130.00	45.83	3,107.62	34.49
	FIXED RATE	2.9000%	2008	2014	5,993.00	66.51	4,406.40	48.90
	LIBOR 6 MONTHS	2.9500%	2005	2011	2,936.00	32.58	1,174.60	13.04
	LIBOR 6 MONTHS	2.3000%	2006	2011	3,372.00	37.42	3,373.00	37.43
	LIBOR 6 MONTHS	2.4000%	2008	2019	23,407.00	259.77	2,621.37	29.09
	LIBOR 6 MONTHS	2.3500%	2008	2020	33,963.00	376.92	370.30	4.11
	LIBOR 6 MONTHS	0.0000%	2008	2022	34,253.10	380.14	34,253.10	380.14
	LONG TERM PRIME LEMDING RATE	-0.0200%	1999	2018	43,800.00	486.09	7,248.00	80.44
	LONG TERM PRIME LEMDING RATE	-0.0200%	2000	2019	43,800.00	486.09	12,928.61	143.48
	LONG TERM PRIME LEMDING RATE	0.5000%	1997	2021	20,800.00	230.84	10,331.58	114.66
	LONG TERM PRIME LEMDING RATE	2.1600%	2007	2021	34,800.00	386.21	34,800.00	386.21

KOREAN WON					76,186.00	45.36	27,477.16	23.22

	FIXED RATE	1.5000%	2005	2035	22,500.00		6,157.67	5.20
	FIXED RATE	2.5000%	1998	2028	21,172.00	17.89	2,118.15	1.79
	FIXED RATE	2.5000%	1998	2030	28,724.00	24.27	18,822.35	15.90
	FIXED RATE	3.5000%	1991	2011	3,790.00	3.20	378.99	0.32

KUWAIT DINAR					11.05	38.26	3.39	11.74

	FIXED RATE	3.5000%	1998	2018	6.15	21.29	3.27	11.31

SAUDI RIAL					75.00	20.00	3.01	0.80

	FIXED RATE	2.0000%	2005	2030	75.00	20.00	3.01	0.80

SPECIAL DRAWING RIGHT					985.83	1,555.21	661.65	1,043.80

	INTEREST FREE	1.0000%	1974	2014	5.80	9.15	1.97	3.11
	INTEREST FREE	1.0000%	1978	2018	14.00	22.09	5.63	8.88

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of September 30, 2009

(In millions)

		Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency	Interest Rate Basis		Year Contracted	Year of Maturity	(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	INTEREST FREE	1.0000%	1979	2019	15.00	23.66	4.89	7.72
	INTEREST FREE	1.0000%	1980	2020	20.00	31.55	5.09	8.04
	INTEREST FREE	1.0000%	1981	2021	15.00	23.66	5.60	8.84
	INTEREST FREE	1.0000%	1986	2026	43.40	68.47	38.67	61.00
	INTEREST FREE	1.0000%	1988	2023	11.61	18.32	7.95	12.54
	INTEREST FREE	1.0000%	1988	2023	43.44	68.53	33.06	52.16
	INTEREST FREE	1.0000%	1988	2023	53.41	84.26	34.89	55.04
	INTEREST FREE	1.0000%	1988	2023	18.68	29.47	11.80	18.61
	INTEREST FREE	1.0000%	1988	2023	5.91	9.32	3.82	6.03
	INTEREST FREE	1.0000%	1989	2023	25.85	40.78	18.07	28.50
	INTEREST FREE	1.0000%	1989	2023	14.54	22.94	11.04	17.42
	INTEREST FREE	1.0000%	1990	2025	18.25	28.79	14.40	22.72
	INTEREST FREE	1.0000%	1989	2024	25.04	39.50	12.23	19.30
	INTEREST FREE	1.0000%	1990	2025	69.70	109.96	61.73	97.39
	INTEREST FREE	1.0000%	1991	2025	24.19	38.16	22.14	34.93
	INTEREST FREE	1.0000%	1989	2024	39.77	62.74	37.54	59.23
	INTEREST FREE	1.0000%	1990	2025	35.87	56.59	36.12	56.98
	INTEREST FREE	1.0000%	1990	2025	14.36	22.65	10.74	16.95
	INTEREST FREE	1.0000%	1990	2025	16.73	26.39	10.30	16.25
	INTEREST FREE	1.0000%	1991	2026	22.03	34.75	18.17	28.67
	INTEREST FREE	1.0000%	1992	2026	27.16	42.85	18.87	29.78
	INTEREST FREE	1.0000%	1991	2026	35.25	55.61	25.50	40.22
	INTEREST FREE	1.0000%	1992	2027	34.65	54.66	10.93	17.24
	INTEREST FREE	1.0000%	1993	2028	18.02	28.43	12.11	19.11
	INTEREST FREE	1.0000%	1995	2029	36.80	58.05	20.10	31.70
	INTEREST FREE	1.0000%	1995	2029	11.93	18.82	6.40	10.09
	INTEREST FREE	1.0000%	1996	2029	6.36	10.03	4.70	7.41
	INTEREST FREE	1.0000%	1995	2030	9.63	15.19	7.91	12.47
	INTEREST FREE	1.0000%	1995	2030	16.04	25.30	11.96	18.86
	INTEREST FREE	1.0000%	1996	2021	12.76	20.13	6.67	10.53
	INTEREST FREE	1.0000%	1997	2021	13.84	21.83	1.81	2.86
	INTEREST FREE	1.0000%	1998	2032	11.02	17.38	9.15	14.43
	INTEREST FREE	1.0000%	1998	2032	6.49	10.24	5.29	8.34
	INTEREST FREE	1.0000%	1991	2026	50.00	78.88	39.38	62.12
	INTEREST FREE	1.0000%	1992	2027	26.40	41.65	20.13	31.75
	INTEREST FREE	1.0000%	1993	2028	50.50	79.67	21.49	33.90
	INTEREST FREE	0.0000%	2000	2040	4.50	7.10	4.31	6.80
	INTEREST FREE	0.0000%	2000	2040	6.00	9.47	5.03	7.93
	INTEREST FREE	4.0000%	1992	2012	11.00	17.35	1.89	2.99
	INTEREST FREE	0.7500%	1996	2030	6.15	9.70	3.41	5.38
	INTEREST FREE	0.7500%	1998	2038	11.00	17.35	9.34	14.73
	INTEREST FREE	0.7500%	2002	2041	11.60	18.30	8.45	13.33
	INTEREST FREE	0.7500%	2008	2048	16.15	25.48	0.96	1.52

UNITED STATES DOLLARS					12,617.10	12,617.10	5,608.71	5,608.71

	LIBOR 6 MONTHS DEPOSIT	0.5000%	2005	2024	16.00	16.00	7.41	7.41
	ADB FLOATING RATE	0.0000%	1986	2016	18.80	18.80	9.99	9.99
	ADB FLOATING RATE	0.0000%	1990	2015	9.00	9.00	4.47	4.47
	ADB FLOATING RATE	0.0000%	1992	2017	50.00	50.00	12.06	12.06
	ADB FLOATING RATE	0.0000%	1995	2016	23.50	23.50	13.37	13.37

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of September 30, 2009

(In millions)

		Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency	Interest Rate Basis		Year Contracted	Year of Maturity	(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	ADB FLOATING RATE	0.0000%	1995	2019	41.00	41.00	29.60	29.60
	ADB FLOATING RATE	0.0000%	1995	2020	30.00	30.00	6.72	6.72
	ADB FLOATING RATE	0.0000%	1996	2021	9.50	9.50	4.64	4.64
	ADB FLOATING RATE	0.0000%	1996	2010	75.00	75.00	9.34	9.34
	ADB FLOATING RATE	0.0000%	1995	2022	15.00	15.00	6.69	6.69
	ADB FLOATING RATE	0.0000%	1997	2021	18.50	18.50	6.24	6.24
	ADB FLOATING RATE	0.0000%	1997	2021	167.00	167.00	54.09	54.09
	ADB FLOATING RATE	0.0000%	1998	2022	93.00	93.00	8.51	8.51
	ADB FLOATING RATE	0.0000%	1998	2022	20.22	20.22	4.25	4.25
	ADB FLOATING RATE	0.0000%	1998	2022	22.00	22.00	0.97	0.97
	ADB FLOATING RATE	0.0000%	1998	2022	15.70	15.70	3.64	3.64
	ADB FLOATING RATE	0.0000%	1998	2013	300.00	300.00	91.42	91.42
	ADB FLOATING RATE	0.0000%	1998	2013	200.00	200.00	43.27	43.27
	ADB FLOATING RATE	0.0000%	1998	2022	71.00	71.00	4.96	4.96
	ADB FLOATING RATE	0.0000%	1999	2025	53.00	53.00	3.04	3.04
	ADB FLOATING RATE	0.0000%	1999	2023	24.30	24.30	1.83	1.83
	ADB FLOATING RATE	0.0000%	1999	2023	93.16	93.16	15.95	15.95
	ADB FLOATING RATE	0.0000%	1999	2023	60.00	60.00	7.93	7.93
	ADB FLOATING RATE	0.0000%	2000	2014	100.00	100.00	15.89	15.89
	ADB FLOATING RATE	0.0000%	2000	2024	75.00	75.00	3.35	3.35
	ADB FLOATING RATE	0.0000%	2000	2015	100.00	100.00	24.08	24.08
	ADB FLOATING RATE	0.0000%	2000	2015	75.00	75.00	1.37	1.37
	ADB FLOATING RATE	0.0000%	2000	2025	25.00	25.00	1.73	1.73
	ADB FLOATING RATE	0.0000%	2001	2025	75.00	75.00	1.73	1.73
	COST QUA. BOR. IBRD 6M	0.5000%	1989	2010	200.00	200.00	10.97	10.97
	COST QUA. BOR. IBRD 6M	0.5000%	1990	2010	40.00	40.00	2.15	2.15
	COST QUA. BOR. IBRD 6M	0.5000%	1990	2010	40.00	40.00	3.32	3.32
	COST QUA. BOR. IBRD 6M	0.5000%	1993	2013	51.30	51.30	10.78	10.78
	COST QUA. BOR. IBRD 6M	0.5000%	1993	2013	22.94	22.94	7.01	7.01
	COST QUA. BOR. IBRD 6M	0.5000%	1992	2013	200.00	200.00	68.25	68.25
	COST QUA. BOR. IBRD 6M	0.5000%	1992	2012	97.79	97.79	22.50	22.50
	COST QUA. BOR. IBRD 6M	0.5000%	1992	2012	59.21	59.21	15.63	15.63
	COST QUA. BOR. IBRD 6M	0.5000%	1993	2013	37.54	37.54	12.69	12.69
	COST QUA. BOR. IBRD 6M	0.5000%	1993	2013	25.46	25.46	6.91	6.91
	COST QUA. BOR. IBRD 6M	0.5000%	1990	2010	200.00	200.00	18.78	18.78
	COST QUA. BOR. IBRD 6M	0.5000%	1995	2015	18.00	18.00	0.69	0.69
	COST QUA. BOR. IBRD 6M	0.5000%	1995	2015	16.70	16.70	5.29	5.29
	COST QUA. BOR. IBRD 6M	0.5000%	1991	2011	139.44	139.44	28.65	28.65
	COST QUA. BOR. IBRD 6M	0.5000%	1991	2011	18.56	18.56	1.16	1.16
	COST QUA. BOR. IBRD 6M	7.7300%	1990	2010	80.92	80.92	8.14	8.14
	COST QUA. BOR. IBRD 6M	7.7300%	1990	2010	85.00	85.00	4.70	4.70
	COST QUA. BOR. IBRD 6M	7.7300%	1990	2010	27.57	27.57	2.74	2.74
	COST QUA. BOR. IBRD 6M	7.7300%	1990	2010	125.00	125.00	17.15	17.15
	COST QUA. BOR. IBRD 6M	7.7300%	1992	2012	85.00	85.00	16.46	16.46
	COST QUA. BOR. IBRD 6M	7.7300%	1992	2012	34.75	34.75	10.02	10.02
	INTEREST FREE	1.0000%	1973	2022	12.70	12.70	4.95	4.95
	INTEREST FREE	1.0000%	1974	2024	9.50	9.50	4.28	4.28
	INTEREST FREE	1.0000%	1978	2027	28.00	28.00	11.94	11.94
	INTEREST FREE	1.0000%	1979	2029	40.00	40.00	19.33	19.33
	FIXED RATE	0.2000%	2006	2042	13.95	13.95	13.50	13.50
	FIXED RATE	0.3000%	2002	2032	4.40	4.40	4.40	4.40

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of September 30, 2009

(In millions)

		Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency	Interest Rate Basis		Year Contracted	Year of Maturity	(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	FIXED RATE	0.3000%	2002	2032	6.78	6.78	6.78	6.78
	FIXED RATE	0.3000%	2002	2032	15.56	15.56	18.56	18.56
	FIXED RATE	0.3000%	2002	2032	12.94	12.94	12.94	12.94
	FIXED RATE	1.0000%	2000	2030	7.01	7.01	7.01	7.01
	FIXED RATE	2.0000%	1994	2019	15.00	15.00	7.84	7.84
	FIXED RATE	4.0000%	1998	2018	10.00	10.00	6.25	6.25
	FIXED RATE	2.0000%	1986	2016	40.00	40.00	9.84	9.84
	FIXED RATE	2.0000%	1988	2018	30.00	30.00	10.38	10.38
	FIXED RATE	2.0000%	1990	2020	21.00	21.00	9.69	9.69
	FIXED RATE	3.0000%	1991	2021	10.00	10.00	8.12	8.12
	FIXED RATE	3.0000%	1992	2022	20.00	20.00	10.83	10.83
	FIXED RATE	3.0000%	1993	2023	20.00	20.00	12.50	12.50
	FIXED RATE	2.0000%	1999	2019	16.06	16.06	10.40	10.40
	FIXED RATE	2.0000%	1999	2020	13.94	13.94	10.22	10.22
	FIXED RATE	2.0000%	2000	2021	23.36	23.36	17.52	17.52
	FIXED RATE	1.5000%	1996	2026	25.75	25.75	21.99	21.99
	FIXED RATE	1.7500%	2000	2016	10.00	10.00	4.50	4.50
	FIXED RATE	2.0000%	2001	2021	7.00	7.00	4.84	4.84
	FIXED RATE	2.0000%	1980	2021	5.70	5.70	2.54	2.54
	FIXED RATE	2.0000%	1982	2023	9.90	9.90	3.13	3.13
	FIXED RATE	2.0000%	1984	2021	3.20	3.20	0.02	0.02
	FIXED RATE	2.0000%	1975	2017	15.00	15.00	5.33	5.33
	FIXED RATE	2.0000%	1975	2017	3.50	3.50	1.16	1.16
	FIXED RATE	2.0000%	1975	2017	5.00	5.00	1.72	1.72
	FIXED RATE	2.0000%	1974	2016	2.00	2.00	0.46	0.46
	FIXED RATE	2.0000%	1976	2017	10.00	10.00	3.16	3.16
	FIXED RATE	2.0000%	1977	2018	3.00	3.00	1.15	1.15
	FIXED RATE	2.0000%	1978	2019	5.00	5.00	2.01	2.01
	FIXED RATE	2.0000%	1978	2018	2.25	2.25	0.60	0.60
	FIXED RATE	2.0000%	1978	2018	0.78	0.78	0.29	0.29
	FIXED RATE	2.0000%	1979	2020	10.66	10.66	4.97	4.97
	FIXED RATE	2.0000%	1980	2021	6.38	6.38	3.09	3.09
	FIXED RATE	2.0000%	1979	2021	4.40	4.40	2.08	2.08
	FIXED RATE	2.0000%	1978	2021	5.00	5.00	2.00	2.00
	FIXED RATE	2.0000%	1979	2020	5.00	5.00	1.70	1.70
	FIXED RATE	2.0000%	1979	2022	2.62	2.62	0.43	0.43
	FIXED RATE	2.0000%	1978	2024	0.88	0.88	0.26	0.26
	FIXED RATE	2.0000%	1980	2021	1.50	1.50	0.20	0.20
	FIXED RATE	2.0000%	1981	2021	10.12	10.12	5.02	5.02
	FIXED RATE	2.0000%	1981	2022	1.00	1.00	0.49	0.49
	FIXED RATE	2.0000%	1980	2021	2.30	2.30	1.05	1.05
	FIXED RATE	2.0000%	1981	2022	7.10	7.10	1.58	1.58
	FIXED RATE	2.0000%	1981	2021	1.60	1.60	0.44	0.44
	FIXED RATE	2.0000%	1982	2023	4.50	4.50	0.46	0.46
	FIXED RATE	2.0000%	1982	2023	8.30	8.30	0.12	0.12
	FIXED RATE	2.0000%	1984	2023	7.00	7.00	0.02	0.02
	FIXED RATE	2.0000%	1983	2024	13.50	13.50	0.11	0.11
	FIXED RATE	2.0000%	1979	2021	2.50	2.50	0.51	0.51
	FIXED RATE	2.0000%	1980	2023	7.50	7.50	2.20	2.20
	FIXED RATE	2.0000%	1980	2023	9.20	9.20	0.30	0.30
	FIXED RATE	2.0000%	1982	2023	2.90	2.90	0.17	0.17

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of September 30, 2009

(In millions)

		Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency	Interest Rate Basis		Year Contracted	Year of Maturity	(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	FIXED RATE	2.0000%	1983	2025	7.80	7.80	0.63	0.63
	FIXED RATE	2.0000%	1983	2024	1.00	1.00	0.04	0.04
	FIXED RATE	2.0000%	1984	2024	2.30	2.30	0.22	0.22
	FIXED RATE	2.0000%	1979	2022	1.60	1.60	0.41	0.41
	FIXED RATE	2.0000%	1980	2023	3.30	3.30	1.27	1.27
	FIXED RATE	2.0000%	2000	2021	16.64	16.64	12.48	12.48
	FIXED RATE	1.0000%	2001	2031	23.89	23.89	20.89	20.89
	FIXED RATE	1.0000%	2001	2032	16.11	16.11	14.25	14.25
	FIXED RATE	1.0000%	2002	2032	14.57	14.57	13.43	13.43
	FIXED RATE	1.0000%	2002	2033	5.43	5.43	5.01	5.01
	FIXED RATE	1.0000%	2003	2033	37.88	37.88	36.42	36.42
	FIXED RATE	1.0000%	2003	2034	2.12	2.12	2.04	2.04
	FIXED RATE	1.0000%	2004	2034	6.61	6.61	6.61	6.61
	FIXED RATE	1.0000%	2004	2034	13.39	13.39	13.39	13.39
	FIXED RATE	2.5000%	1997	2014	9.48	9.48	5.01	5.01
	FIXED RATE	3.0000%	1980	2022	2.70	2.70	1.18	1.18
	FIXED RATE	2.0000%	1985	2015	40.00	40.00	10.77	10.77
	FIXED RATE	1.0000%	2006	2037	20.00	20.00	19.42	19.42
	FIXED RATE	1.0000%	2007	2037	9.51	9.51	9.51	9.51
	FIXED RATE	3.0000%	2001	2013	34.98	34.98	19.33	19.33
	FIXED RATE	3.0000%	2002	2015	23.55	23.55	17.19	17.19
	FIXED RATE	3.0000%	2005	2016	41.25	41.25	20.23	20.23
	FIXED RATE	3.2500%	1997	2014	10.00	10.00	0.42	0.42
	FIXED RATE	3.4000%	1996	2012	22.95	22.95	8.03	8.03
	FIXED RATE	3.4000%	1997	2014	28.02	28.02	13.90	13.90
	FIXED RATE	3.4000%	1998	2014	38.51	38.51	19.26	19.26
	FIXED RATE	1.0000%	2008	2037	10.38	10.38	10.38	10.38
	FIXED RATE	4.9800%	2006	2014	13.50	13.50	11.57	11.57
	FIXED RATE	5.2000%	1998	2010	24.10	24.10	4.01	4.01
	FIXED RATE	5.2000%	1999	2012	99.45	99.45	35.48	35.48
	FIXED RATE	10.5000%	1983	2013	67.40	67.40	14.84	14.84
	FIXED RATE	2.0000%	1988	2014	10.00	10.00	1.60	1.60
	FIXED RATE	2.0000%	1989	2014	2.63	2.63	0.87	0.87
	LIBOR 6 MONTHS DEPOSIT	0.0000%	1995	2020	30.00	30.00	2.29	2.29
	LIBOR 6 MONTHS DEPOSIT	0.0000%	1996	2021	9.50	9.50	2.36	2.36
	LIBOR 6 MONTHS DEPOSIT	0.0000%	1995	2022	15.00	15.00	4.52	4.52
	LIBOR 6 MONTHS DEPOSIT	0.0000%	1997	2021	18.50	18.50	1.12	1.12
	LIBOR 6 MONTHS DEPOSIT	0.0000%	1997	2021	167.00	167.00	67.91	67.91
	LIBOR 6 MONTHS DEPOSIT	0.0000%	1998	2022	93.00	93.00	1.70	1.70
	LIBOR 6 MONTHS DEPOSIT	0.0000%	1998	2022	20.22	20.22	2.70	2.70
	LIBOR 6 MONTHS DEPOSIT	0.0000%	1998	2022	15.70	15.70	8.05	8.05
	LIBOR 6 MONTHS DEPOSIT	0.0000%	1998	2013	300.00	300.00	49.09	49.09

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of September 30, 2009

(In millions)

		Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency	Interest Rate Basis		Year Contracted	Year of Maturity	(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	LIBOR 6 MONTHS DEPOSIT	0.0000%	1998	2013	200.00	200.00	53.47	53.47
	LIBOR 6 MONTHS DEPOSIT	0.0000%	1998	2022	71.00	71.00	19.02	19.02
	LIBOR 6 MONTHS DEPOSIT	0.0000%	1999	2025	53.00	53.00	27.45	27.45
	LIBOR 6 MONTHS DEPOSIT	0.0000%	1999	2023	24.30	24.30	1.13	1.13
	LIBOR 6 MONTHS DEPOSIT	0.0000%	1999	2023	93.16	93.16	50.23	50.23
	LIBOR 6 MONTHS DEPOSIT	0.0000%	1999	2023	60.00	60.00	33.70	33.70
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2000	2024	75.00	75.00	1.58	1.58
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2000	2015	100.00	100.00	36.95	36.95
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2000	2015	75.00	75.00	58.01	58.01
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2000	2025	25.00	25.00	16.21	16.21
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2001	2025	75.00	75.00	29.67	29.67
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2003	2018	150.00	150.00	127.07	127.07
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2005	2019	200.00	200.00	185.82	185.82
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2005	2020	13.00	13.00	2.76	2.76
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2005	2024	150.00	150.00	150.00	150.00
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2006	2021	200.00	200.00	200.00	200.00
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2006	2021	450.00	450.00	450.00	450.00
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2007	2022	250.00	250.00	250.00	250.00
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2007	2025	33.80	33.80	0.90	0.90
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2007	2025	33.80	33.80	250.00	250.00
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2008	2027	70.00	70.00	0.53	0.53
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2008	2023	300.00	300.00	150.00	150.00
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2009	2014	500.00	500.00	500.00	500.00
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2001	2016	75.00	75.00	53.80	53.80
	LIBOR 6 MONTHS DEPOSIT	0.0000%	1994	2024	5.75	5.75	3.75	3.75
	LIBOR 6 MONTHS DEPOSIT	0.0000%	1994	2024	9.25	9.25	7.50	7.50

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of September 30, 2009

(In millions)

		Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency	Interest Rate Basis		Year Contracted	Year of Maturity	(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	LIBOR 6 MONTHS DEPOSIT	0.0000%	1992	2022	20.00	20.00	12.50	12.50
	LIBOR 6 MONTHS DEPOSIT	0.0000%	1995	2015	26.50	26.50	12.53	12.53
	LIBOR 6 MONTHS DEPOSIT	7.7300%	1990	2010	40.88	40.88	3.17	3.17
	LIBOR 6 MONTHS DEPOSIT	7.7300%	1990	2010	18.63	18.63	1.04	1.04
	LIBOR 6 MONTHS DEPOSIT	7.7300%	1992	2012	33.25	33.25	8.31	8.31
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2000	2020	100.00	100.00	81.65	81.65
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2000	2020	150.00	150.00	116.10	116.10
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2000	2020	4.79	4.79	3.21	3.21
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2001	2021	60.00	60.00	49.64	49.64
	LIBOR 6 MONTHS DEPOSIT	0.5000%	1996	2017	113.40	113.40	47.85	47.85
	LIBOR 6 MONTHS DEPOSIT	0.5000%	1996	2018	50.00	50.00	30.23	30.23
	LIBOR 6 MONTHS DEPOSIT	0.5000%	1997	2019	58.00	58.00	23.22	23.22
	LIBOR 6 MONTHS DEPOSIT	0.5000%	1997	2018	50.00	50.00	24.44	24.44
	LIBOR 6 MONTHS DEPOSIT	0.5000%	1998	2018	10.00	10.00	6.94	6.94
	LIBOR 6 MONTHS DEPOSIT	0.5000%	1998	2018	19.00	19.00	11.97	11.97
	LIBOR 6 MONTHS DEPOSIT	0.5000%	2002	2019	100.00	100.00	100.00	100.00
	LIBOR 6 MONTHS DEPOSIT	0.5000%	2002	2022	100.00	100.00	90.36	90.36
	LIBOR 6 MONTHS DEPOSIT	0.5000%	2004	2024	60.00	60.00	27.71	27.71
	LIBOR 6 MONTHS DEPOSIT	0.5000%	2003	2022	21.90	21.90	11.51	11.51
	LIBOR 6 MONTHS DEPOSIT	0.5000%	2003	2022	33.60	33.60	31.91	31.91
	LIBOR 6 MONTHS DEPOSIT	0.5000%	2003	2022	50.00	50.00	49.20	49.20
	LIBOR 6 MONTHS DEPOSIT	0.5000%	2004	2023	5.00	5.00	2.57	2.57
	LIBOR 6 MONTHS DEPOSIT	0.7500%	1998	2018	300.00	300.00	70.16	70.16
	LIBOR 6 MONTHS DEPOSIT	0.7500%	1999	2019	27.50	27.50	15.59	15.59
	LIBOR 6 MONTHS DEPOSIT	0.7500%	1999	2019	100.00	100.00	43.83	43.83
	VARIABLE RATE	0.5000%	2005	2025	16.00	16.00	1.45	1.45

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of September 30, 2009

(In millions)

		Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency	Interest Rate Basis		Year Contracted	Year of Maturity	(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	VARIABLE RATE	0.5000%	2006	2026	200.00	200.00	104.12	104.12
	VARIABLE RATE	0.5000%	2006	2026	110.00	110.00	20.41	20.41
	LIBOR plus FIXED SPREAD	0.5000%	2007	2026	11.00	11.00	0.51	0.51
	LIBOR plus FIXED SPREAD	0.5000%	2007	2026	83.75	83.75	6.44	6.44
	LIBOR plus FIXED SPREAD	0.5000%	2007	2027	50.00	50.00	10.15	10.15
	LIBOR plus FIXED SPREAD	0.5000%	2007	2026	250.00	250.00	250.00	250.00
	LIBOR plus FIXED SPREAD	0.5000%	2008	2033	200.00	200.00	200.00	200.00
	LIBOR plus FIXED SPREAD	0.5000%	2008	2032	232.00	232.00	3.58	3.58
	LIBOR plus FIXED SPREAD	0.5000%	2009	2033	10.00	10.00	4.03	4.03
	LIBOR 6 MONTHS DEPOSIT	0.0000%	2009	2033	31.10	31.10	2.58	2.58

B. RELENT TO GOCC’s						2,597.20		1,486.64

BELGIAN FRANCS					1,181.67	42.71	340.77	12.32

	INTEREST FREE	0.0000%	1992	2022	150.00	5.42	105.00	3.80
	INTEREST FREE	0.0000%	1983	2013	75.00	2.71	18.75	0.68
	INTEREST FREE	0.0000%	1982	2012	75.00	2.71	15.00	0.54
	INTEREST FREE	0.0000%	1981	2011	300.00	10.84	45.00	1.63
	INTEREST FREE	0.0000%	1980	2010	450.00	16.27	45.00	1.63
	INTEREST FREE	0.0000%	1996	2025	131.67	4.76	112.02	4.05

DEUTSCHEMARK					120.80	90.06	52.22	38.93

	FIXED RATE	2.0000%	1989	2019	18.00	13.42	9.22	6.87
	FIXED RATE	2.0000%	1982	2012	10.00	7.46	1.42	1.06
	FIXED RATE	2.0000%	1989	2019	14.00	10.44	7.38	5.50
	FIXED RATE	2.0000%	1989	2019	62.80	46.82	32.80	24.45
	FIXED RATE	2.0000%	1981	2015	16.00	11.93	1.40	1.04

DANISH KRONER					110.00	21.55	3.08	0.60

	INTEREST FREE	0.0000%	1985	2009	95.00	18.61	2.60	0.51
	INTEREST FREE	0.0000%	1985	2009	15.00	2.94	0.48	0.09

EURO					8.27	12.06	11.80	17.21

	FIXED RATE	5.0200%	2004	2024	1.97	2.87	5.67	8.26
	INTEREST FREE	0.0000%	2004	2033	6.30	9.19	6.13	8.94

JAPANESE YEN					195,612.40	1,845.54	109,338.61	1,213.44

	ADB FLOATING RATE	0.0000%	1991	2014	6.00	0.07	122.71	1.36
	FIXED RATE	2.0000%	1995	2025	545.40	6.05	433.08	4.81
	FIXED RATE	2.7000%	1991	2021	2,005.00	18.91	1,085.64	12.05
	FIXED RATE	2.7000%	1991	2021	5,788.00	54.58	3,217.75	35.71
	FIXED RATE	2.7000%	1992	2022	1,094.00	10.32	500.08	5.55
	FIXED RATE	2.7000%	1991	2021	4,028.00	37.98	1,958.06	21.73

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of September 30, 2009

(In millions)

		Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency	Interest Rate Basis		Year Contracted	Year of Maturity	(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	FIXED RATE	3.0000%	1993	2023	18,120.00	170.87	12,302.33	136.53
	FIXED RATE	3.0000%	1993	2023	1,259.00	11.87	816.65	9.06
	FIXED RATE	3.0000%	1994	2024	11,433.00	107.81	7,126.65	79.09
	FIXED RATE	3.0000%	1994	2024	10,756.00	101.43	242.02	2.69
	FIXED RATE	3.0000%	1994	2024	9,795.00	92.37	7,050.58	78.25
	FIXED RATE	3.0000%	1994	2024	6,212.00	58.58	1,759.84	19.53
	FIXED RATE	2.7000%	1997	2027	25,865.00	243.91	21,947.49	243.57
	FIXED RATE	2.7000%	1997	2027	479.00	4.52	339.08	3.76
	FIXED RATE	1.0000%	2000	2040	20,675.00	194.97	18,707.98	207.62
	FIXED RATE	0.7500%	2000	2040	1,587.00	14.97	1,832.34	20.34
	FIXED RATE	1.0000%	2000	2040	7,445.00	70.21	7,434.78	82.51
	FIXED RATE	0.7500%	2000	2040	821.00	7.74	830.21	9.21
	FIXED RATE	3.0000%	1980	2010	1,540.00	14.52	74.62	0.83
	FIXED RATE	3.0000%	1981	2011	10,800.00	101.84	830.86	9.22
	FIXED RATE	3.0000%	1981	2011	7,560.00	71.29	737.05	8.18
	FIXED RATE	3.0000%	1981	2011	140.00	1.32	13.32	0.15
	FIXED RATE	3.0000%	1982	2012	670.00	6.32	68.47	0.76
	FIXED RATE	3.0000%	1982	2012	490.00	4.62	21.82	0.24
	FIXED RATE	3.0000%	1983	2013	4,500.00	42.44	877.32	9.74
	FIXED RATE	3.0000%	1983	2013	240.00	2.26	33.12	0.37
	FIXED RATE	3.5000%	1984	2014	2,905.00	27.39	707.43	7.85
	FIXED RATE	3.5000%	1986	2016	175.00	1.65	48.75	0.54
	FIXED RATE	3.0000%	1988	2018	1,272.00	11.99	391.94	4.35
	FIXED RATE	3.0000%	1988	2018	6,015.00	56.72	2,460.70	27.31
	FIXED RATE	3.0000%	1988	2018	2,478.00	23.37	25.45	0.28
	FIXED RATE	3.0000%	1988	2018	192.00	1.81	70.11	0.78
	FIXED RATE	2.7000%	1989	2019	5,054.00	47.66	2,456.90	27.27
	FIXED RATE	0.7500%	1998	2038	23,668.00	223.19	12,813.48	142.20

SPECIAL DRAWING RIGHT					47.30	74.62	30.92	48.78

	INTEREST FREE	0.7500%	1996	2036	10.15	16.01	8.70	13.72
	INTEREST FREE	0.7500%	2005	2045	12.35	19.48	2.34	3.69
	INTEREST FREE	1.0000%	1991	2025	11.18	17.64	7.68	12.11
	INTEREST FREE	1.0000%	1997	2031	13.62	21.49	12.21	19.26

UNITED STATES DOLLAR					500.32	500.32	155.35	155.35

	LIBOR 6 MONTHS DEPOSIT	0.5000%	1997	2017	2.30	2.30	1.25	1.25
	SERVICE CHARGE	1.0000%	1972	2022	10.02	10.02	3.76	3.76
	SERVICE CHARGE	1.0000%	1979	2029	22.00	22.00	11.24	11.24
	FIXED RATE	2.0000%	1975	2016	20.00	20.00	5.86	5.86
	FIXED RATE	2.0000%	1976	2017	20.00	20.00	5.31	5.31
	FIXED RATE	2.0000%	1976	2017	20.00	20.00	7.08	7.08
	FIXED RATE	3.0000%	1994	2011	6.00	6.00	0.36	0.36
	FIXED RATE	3.0000%	2005	2040	400.00	400.00	120.49	120.49

II. NG ASSUMED DEBT (REAL)						4.35		1.04

BELGIAN FRANCS					50.00	1.81	11.25	0.41

	FREE	0.0000%	1986	2012	25.00	0.90	5.00	0.18
	FREE	0.0000%	1986	2013	25.00	0.90	6.25	0.23

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of September 30, 2009

(In millions)

		Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency	Interest Rate Basis		Year Contracted	Year of Maturity	(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
UNITED STATES DOLLARS					2.54	2.54	0.64	0.64

	FIXED RATE	3.0000%	1992	2012	0.23	0.23	0.06	0.06
	FIXED RATE	3.0000%	1992	2012	0.40	0.40	0.10	0.10
	FIXED RATE	3.0000%	1992	2012	0.25	0.25	0.06	0.06
	FIXED RATE	3.5000%	1992	2012	1.06	1.06	0.27	0.27
	FIXED RATE	3.5000%	1992	2012	0.60	0.60	0.15	0.15

III. NG SECURITIZED LOANS						24,071.54		22,762.34

JAPANESE YEN BONDS					50,000.00	554.90	50,000.00	554.90

	FIXED	4.3000%	2002	2011	50,000.00	554.90	50,000.00	554.90

GLOBAL BONDS					21,839.71	21,839.71	20,530.51	20,530.51

UNITED STATES DOLLARS					21,839.71	21,839.71	20,530.51	20,530.51

	FIXED	8.7500%	1996	2016	690.00	690.00	629.70	629.70
	FIXED	8.8750%	1999	2013	500.00	500.00	448.38	448.38
	FIXED	9.0000%	2002	2013	500.00	500.00	500.00	500.00
	FIXED	9.5000%	1999	2024	1,006.29	1,006.29	480.41	480.41
	FIXED	9.8750%	1999	2019	500.00	500.00	362.47	362.47
	FIXED	9.8750%	1999	2019	200.00	200.00	200.00	200.00
	FIXED	9.8750%	1999	2019	400.00	400.00	400.00	400.00
	FIXED	9.8750%	2000	2010	600.00	600.00	561.46	561.46
	FIXED	10.6250%	2000	2025	1,000.00	1,000.00	854.74	854.74
	FIXED	10.6250%	2003	2025	300.00	300.00	300.00	300.00
	FIXED	10.6250%	2004	2025	700.00	700.00	700.00	700.00
	FIXED	8.3750%	2004	2011	1,284.22	1,284.22	1,284.22	1,284.22
	FIXED	8.3750%	2004	2011	200.00	200.00	200.00	200.00
	FIXED	8.2500%	2003	2014	750.00	750.00	750.00	750.00
	FIXED	8.2500%	2004	2014	200.00	200.00	200.00	200.00
	FIXED	8.8750%	2004	2015	500.00	500.00	426.41	426.41
	FIXED	8.8750%	2004	2015	300.00	300.00	300.00	300.00
	FIXED	9.3750%	2002	2017	750.00	750.00	572.38	572.38
	FIXED	9.5000%	2005	2030	1,500.00	1,500.00	1,500.00	1,500.00
	FIXED	8.8750%	2004	2015	250.00	250.00	250.00	250.00
	FIXED	9.5000%	2005	2030	500.00	500.00	500.00	500.00
	FIXED	8.0000%	2005	2016	1,000.00	1,000.00	1,000.00	1,000.00
	FIXED	7.7500%	2006	2031	1,500.00	1,500.00	1,500.00	1,500.00
	FIXED	7.7500%	2006	2031	450.00	450.00	450.00	450.00
	FIXED	8.0000%	2006	2016	300.00	300.00	300.00	300.00
	FIXED	7.7500%	2006	2031	435.00	435.00	434.51	434.51
	FIXED	7.7500%	2006	2024	774.20	774.20	774.20	774.20
	FIXED	6.3750%	2007	2032	1,000.00	1,000.00	1,000.00	1,000.00
	FIXED	8.2500%	2003	2014	750.00	750.00	651.62	651.62
	FIXED	9.3750%	2004	2017	250.00	250.00	250.00	250.00
	FIXED	6.3750%	2008	2032	500.00	500.00	500.00	500.00
	FIXED	8.3750%	2009	2019	1,500.00	1,500.00	1,500.00	1,500.00
	FIXED	6.5000%	2009	2020	750.00	750.00	750.00	750.00

EURO BONDS					1,150.00	1,676.93	1,150.00	1,676.93

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of September 30, 2009

(In millions)

		Interest Rate/ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency	Interest Rate Basis		Year Contracted	Year of Maturity	(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)

EUR					1,150.00	1,676.93	1,150.00	1,676.93

	FIXED	9.1250%	2003	2010	300.00	437.46	300.00	437.46
	FIXED	9.1250%	2004	2010	350.00	510.37	350.00	510.37
	FIXED	6.2500%	2006	2016	500.00	729.10	500.00	729.10

(1)	Excludes External Debt Guaranteed by the Republic.
(2)	Amount in original currencies were converted to US Dollars using BSP reference rate on September 30, 2009.

DOMESTIC GOVERNMENT SECURITIES(1)

As of September 30, 2009

(In million Pesos)

Interest Rate Basis		Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding Balance as of September 30, 2009
TOTAL (I + II)						2,483,798.23

I. ACTUAL OBLIGATIONS						2,414,910.99

A. TREASURY BILLS						607,412.35

ADAPS		Various		2009-2010		97,349.00
GOCC Series		Various		2009-2010		322,247.65
TEIs		Various		2009-2010		13,247.40
CB-BOL		Floating Rate		2009-2010		174,568.30

B. BONDS					50,137.45	58,574.51

28.5 Yr FXTB					97.05	97.05

	Fixed Rate	12.8400%	1996	2025	97.05	97.05

Treasury Bonds (CB-BoL)					50,000.00	50,000.00

	182-Day T-Bill Rate		1993	2018	50,000.00	50,000.00

Agrarian Reform Bonds						8,477.46

	91-Day T-Bill Rate

C. FIXED RATE T/BONDS					767,049.65	648,905.61

3 Yr FXTB					18,953.60	6,930.00

ADAPS					15,500.00	3,476.40

	Fixed Rate	5.3750%	2008	2011	7,500.00	3,048.90
	Fixed Rate	5.8750%	2009	2012	8,000.00	427.50

GOCCs					2,333.60	2,333.60

	Fixed Rate	5.3750%	2008	2011	863.70	863.70
	Fixed Rate	5.8750%	2009	2012	1,469.90	1,469.90

TEIs					1,120.00	1,120.00

	Fixed Rate	5.3750%	2008	2011	952.50	952.50
	Fixed Rate	5.8750%	2009	2012	167.50	167.50

4 Yr FXTB					17,664.60	12,534.58

ADAPS					10,500.00	5,391.48

	Fixed Rate	6.5000%	2006	2010	3,500.00	2,059.93
	Fixed Rate	5.8750%	2007	2011	7,000.00	3,331.55

GOCCs					6,183.30	6,183.30

	Fixed Rate	6.5000%	2006	2010	5,871.90	5,871.90
	Fixed Rate	5.8750%	2007	2011	311.40	311.40

TEIs					981.30	959.80

	Fixed Rate	6.5000%	2006	2010	543.70	543.70
	Fixed Rate	5.8750%	2007	2011	437.60	416.10

5 Yr FXTB					113,153.40	79,230.81

ADAPS					58,615.00	24,692.41

	Fixed Rate	12.3750%	2004	2009	5,920.00	1,257.87
	Fixed Rate	11.5000%	2005	2010	23,000.00	11,323.58

DOMESTIC GOVERNMENT SECURITIES(1)—(Continued)

As of September 30, 2009

(In million Pesos)

Interest Rate Basis		Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding Balance as of September 30, 2009
	Fixed Rate	10.7500%	2005	2010	8,000.00	4,525.38
	Fixed Rate	10.8750%	2005	2010	3,952.00	1,749.42
	Fixed Rate	9.3750%	2005	2010	4,000.00	1,670.18
	Fixed Rate	10.6250%	2006	2011	3,500.00	1,431.98
	Fixed Rate	7.2500%	2006	2011	8,000.00	1,720.72
	Fixed Rate	6.6250%	2008	2013	2,243.00	1,013.26

TAP					2,000.00	2,000.00

	Fixed Rate	11.5000%	2005	2010	2,000.00	2,000.00

GOCCs					34,683.90	34,683.90

	Fixed Rate	12.3750%	2004	2009	5,733.40	5,733.40
	Fixed Rate	11.5000%	2005	2010	9,140.20	9,140.20
	Fixed Rate	10.7500%	2005	2010	5,219.00	5,219.00
	Fixed Rate	10.8750%	2005	2010	7,478.00	7,478.00
	Fixed Rate	9.3750%	2005	2010	1,559.30	1,559.30
	Fixed Rate	7.2500%	2006	2011	500.00	500.00
	Fixed Rate	6.6250%	2008	2013	5,054.00	5,054.00

TEIs					17,854.50	17,854.50

	Fixed Rate	12.3750%	2004	2009	1,525.20	1,525.20
	Fixed Rate	11.1375%	2004	2009	934.20	934.20
	Fixed Rate	10.3500%	2005	2010	3,004.80	3,004.80
	Fixed Rate	11.5000%	2005	2010	815.20	815.20
	Fixed Rate	9.6750%	2005	2010	422.90	422.90
	Fixed Rate	10.8750%	2005	2010	4,707.50	4,707.50
	Fixed Rate	9.7875%	2005	2010	125.20	125.20
	Fixed Rate	8.4375%	2005	2010	22.50	22.50
	Fixed Rate	7.2500%	2006	2011	1,829.20	1,829.20
	Fixed Rate	6.6250%	2008	2013	4,467.80	4,467.80

7 Yr FXTB					175,007.25	139,775.06

ADAPS					107,696.00	72,463.81

	Fixed Rate	11.8750%	2003	2010	7,000.00	2,647.85
	Fixed Rate	11.0000%	2004	2011	6,147.00	4,140.21
	Fixed Rate	12.0000%	2004	2011	17,449.00	7,900.13
	Fixed Rate	11.5000%	2005	2012	13,000.00	8,799.53
	Fixed Rate	11.3750%	2005	2012	8,000.00	5,238.32
	Fixed Rate	10.5000%	2005	2012	4,000.00	2,740.11
	Fixed Rate	9.0000%	2006	2013	4,000.00	1,986.84
	Fixed Rate	9.6250%	2006	2013	3,500.00	2,538.91
	Fixed Rate	7.1250%	2006	2013	8,000.00	3,995.32
	Fixed Rate	6.5000%	2007	2014	12,700.00	10,535.90
	Fixed Rate	8.3750%	2008	2015	21,000.00	19,040.69
	Fixed Rate	7.1250%	2008	2013	2,900.00	2,900.00

TAP					3,000.00	3,000.00

	Fixed Rate	11.8750%	2003	2010	3,000.00	3,000.00

GOCCs					36,955.70	36,955.60

	Fixed Rate	11.8750%	2003	2010	1,065.60	1,065.60
	Fixed Rate	11.0000%	2004	2011	1,372.70	1,372.70

DOMESTIC GOVERNMENT SECURITIES(1)—(Continued)

As of September 30, 2009

(In million Pesos)

Interest Rate Basis		Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding Balance as of September 30, 2009
	Fixed Rate	12.0000%	2004	2011	5,357.70	5,357.60
	Fixed Rate	11.5000%	2005	2012	1,409.30	1,409.30
	Fixed Rate	11.3750%	2005	2012	3,786.40	3,786.40
	Fixed Rate	10.5000%	2005	2012	11.60	11.60
	Fixed Rate	7.1250%	2006	2013	6,617.50	6,617.50
	Fixed Rate	6.5000%	2007	2014	3,285.80	3,285.80
	Fixed Rate	8.3750%	2008	2015	13,708.70	13,708.70
	Fixed Rate	7.1250%	2008	2013	340.40	340.40

TEIs					27,355.55	27,355.65

	Fixed Rate	10.6875%	2003	2010	1,592.40	1,592.40
	Fixed Rate	11.0000%	2004	2011	312.40	312.40
	Fixed Rate	9.9000%	2004	2011	136.00	136.00
	Fixed Rate	12.0000%	2004	2011	1,639.10	1,639.20
	Fixed Rate	10.8000%	2004	2011	1,251.40	1,251.40
	Fixed Rate	11.5000%	2005	2012	2,273.00	2,273.00
	Fixed Rate	10.3500%	2005	2012	1,670.00	1,670.00
	Fixed Rate	11.3750%	2005	2012	4,876.90	4,876.90
	Fixed Rate	10.2375%	2005	2012	708.50	708.50
	Fixed Rate	10.5000%	2005	2012	228.60	228.60
	Fixed Rate	9.4500%	2005	2012	35.30	35.30
	Fixed Rate	9.6250%	2006	2013	284.80	284.80
	Fixed Rate	6.5000%	2007	2014	621.95	621.95
	Fixed Rate	8.3750%	2008	2015	11,725.20	11,725.20

10 Yr FXTB					283,660.20	251,824.56

ADAPS					154,408.00	122,572.36

	Fixed Rate	15.1250%	1999	2009	2,000.00	1,205.99
	Fixed Rate	15.0000%	1999	2009	2,000.00	1,540.91
	Fixed Rate	14.8750%	1999	2009	2,000.00	1,321.99
	Fixed Rate	14.7500%	2000	2010	3,000.00	944.45
	Fixed Rate	14.6250%	2000	2010	3,000.00	1,637.67
	Fixed Rate	13.8750%	2000	2010	5,563.00	2,636.62
	Fixed Rate	14.2500%	2000	2010	1,430.00	691.90
	Fixed Rate	14.1250%	2000	2010	3,000.00	1,814.27
	Fixed Rate	14.5000%	2000	2010	2,918.00	2,387.42
	Fixed Rate	14.6250%	2000	2010	4,825.00	3,429.11
	Fixed Rate	17.5000%	2000	2010	1,750.00	874.83
	Fixed Rate	17.5000%	2001	2011	2,195.00	1,291.61
	Fixed Rate	16.5000%	2001	2011	2,893.00	1,890.95
	Fixed Rate	13.0000%	2002	2012	5,000.00	2,104.66
	Fixed Rate	12.1250%	2002	2012	2,000.00	1,431.71
	Fixed Rate	12.7500%	2003	2013	1,689.00	683.06
	Fixed Rate	11.7500%	2003	2013	4,550.00	3,495.99
	Fixed Rate	11.0000%	2003	2013	3,000.00	2,382.09
	Fixed Rate	12.3750%	2004	2014	3,000.00	2,661.69
	Fixed Rate	12.7500%	2004	2014	4,500.00	3,855.94
	Fixed Rate	12.3750%	2005	2015	12,000.00	8,922.18
	Fixed Rate	11.8750%	2005	2015	4,000.00	2,941.15
	Fixed Rate	10.1250%	2005	2015	4,000.00	2,283.15
	Fixed Rate	9.2500%	2006	2016	8,000.00	4,825.57
	Fixed Rate	7.5000%	2006	2016	2,000.00	1,622.40

DOMESTIC GOVERNMENT SECURITIES(1)—(Continued)

As of September 30, 2009

(In million Pesos)

Interest Rate Basis		Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding Balance as of September 30, 2009
	Fixed Rate	7.0000%	2006	2016	3,315.00	2,915.05
	Fixed Rate	6.2500%	2006	2016	6,000.00	6,000.00
	Fixed Rate	7.7500%	2007	2017	10,630.00	10,630.00
	Fixed Rate	7.7500%	2008	2017	4,500.00	4,500.00
	Fixed Rate	5.8750%	2008	2018	7,500.00	7,500.00
	Fixed Rate	8.8750%	2008	2018	1,250.00	1,250.00
	Fixed Rate	7.8750%	2009	2019	30,900.00	30,900.00

TAP					7,750.00	7,750.00

	Fixed Rate	15.0000%	1999	2009	600.00	600.00
	Fixed Rate	14.7500%	2000	2010	500.00	500.00
	Fixed Rate	14.6250%	2000	2010	1,450.00	1,450.00
	Fixed Rate	17.5000%	2000	2010	1,200.00	1,200.00
	Fixed Rate	17.5000%	2001	2011	1,000.00	1,000.00
	Fixed Rate	13.0000%	2002	2012	3,000.00	3,000.00

GOCCs					68,119.50	68,119.50

	Fixed Rate	15.1250%	1999	2009	3,302.50	3,302.50
	Fixed Rate	15.0000%	1999	2009	4,909.10	4,909.10
	Fixed Rate	14.8750%	1999	2009	162.70	162.70
	Fixed Rate	14.7500%	2000	2010	756.10	756.10
	Fixed Rate	14.6250%	2000	2010	231.40	231.40
	Fixed Rate	13.8750%	2000	2010	275.70	275.70
	Fixed Rate	14.2500%	2000	2010	4.90	4.90
	Fixed Rate	14.1250%	2000	2010	355.50	355.50
	Fixed Rate	14.5000%	2000	2010	48.10	48.10
	Fixed Rate	14.6250%	2000	2010	202.90	202.90
	Fixed Rate	17.5000%	2000	2010	1.10	1.10
	Fixed Rate	17.5000%	2001	2011	45.30	45.30
	Fixed Rate	16.5000%	2001	2011	301.70	301.70
	Fixed Rate	13.0000%	2002	2012	31.00	31.00
	Fixed Rate	12.7500%	2003	2013	26.10	26.10
	Fixed Rate	11.7500%	2003	2013	5.30	5.30
	Fixed Rate	11.0000%	2003	2013	50.30	50.30
	Fixed Rate	12.3750%	2004	2014	3,927.90	3,927.90
	Fixed Rate	12.7500%	2004	2014	7,740.00	7,740.00
	Fixed Rate	12.3750%	2005	2015	727.90	727.90
	Fixed Rate	11.8750%	2005	2015	330.40	330.40
	Fixed Rate	10.1250%	2005	2015	40.10	40.10
	Fixed Rate	9.2500%	2006	2016	2,357.10	2,357.10
	Fixed Rate	7.5000%	2006	2016	7,000.00	7,000.00
	Fixed Rate	7.7500%	2007	2017	3,080.70	3,080.70
	Fixed Rate	7.7500%	2007	2017	11,689.60	11,689.60
	Fixed Rate	8.8750%	2008	2018	5,607.70	5,607.70
	Fixed Rate	7.8750%	2009	2019	14,908.40	14,908.40

TEIs					53,382.70	53,382.70

	Fixed Rate	15.0000%	1999	2009	200.00	200.00
	Fixed Rate	14.6250%	2000	2010	400.00	400.00
	Fixed Rate	14.2500%	2000	2010	200.00	200.00
	Fixed Rate	14.1250%	2000	2010	200.00	200.00
	Fixed Rate	17.5000%	2000	2010	200.00	200.00
	Fixed Rate	17.5000%	2001	2011	744.70	744.70

DOMESTIC GOVERNMENT SECURITIES(1)—(Continued)

As of September 30, 2009

(In million Pesos)

Interest Rate Basis		Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding Balance as of September 30, 2009
	Fixed Rate	15.7500%	2001	2011	4.50	4.50
	Fixed Rate	16.5000%	2001	2011	700.00	700.00
	Fixed Rate	14.8000%	2001	2011	300.40	300.40
	Fixed Rate	11.7000%	2002	2012	199.10	199.10
	Fixed Rate	12.7500%	2003	2013	500.00	500.00
	Fixed Rate	11.4750%	2003	2013	564.40	564.40
	Fixed Rate	10.5750%	2003	2013	177.60	177.60
	Fixed Rate	9.9000%	2003	2013	10.30	10.30
	Fixed Rate	11.1375%	2004	2014	447.30	447.30
	Fixed Rate	12.7500%	2004	2014	200.00	200.00
	Fixed Rate	11.4750%	2004	2014	1,739.90	1,739.90
	Fixed Rate	12.3750%	2005	2015	3,526.30	3,526.30
	Fixed Rate	11.1375%	2005	2015	3,409.50	3,409.50
	Fixed Rate	11.8750%	2005	2015	8,246.40	8,246.40
	Fixed Rate	10.8750%	2005	2015	587.90	587.90
	Fixed Rate	9.1125%	2005	2015	38.00	38.00
	Fixed Rate	9.2500%	2006	2016	987.20	987.20
	Fixed Rate	8.3250%	2006	2016	110.00	110.00
	Fixed Rate	7.5000%	2006	2016	106.20	106.20
	Fixed Rate	7.7500%	2007	2017	1,039.60	1,039.60
	Fixed Rate	7.7500%	2008	2017	3,055.50	3,055.50
	Fixed Rate	8.8750%	2008	2018	7,327.50	7,327.50
	Fixed Rate	7.8750%	2009	2019	18,160.40	18,160.40

20 Yr FXTB					105,799.31	105,799.31

ADAPS					76,745.00	76,745.00

	Fixed Rate	14.3750%	1997	2017	2,000.00	2,000.00
	Fixed Rate	15.0000%	2002	2022	4,000.00	4,000.00
	Fixed Rate	12.7500%	2002	2022	1,000.00	1,000.00
	Fixed Rate	13.0000%	2003	2023	4,500.00	4,500.00
	Fixed Rate	11.8750%	2003	2023	6,972.00	6,972.00
	Fixed Rate	11.3750%	2003	2023	3,000.00	3,000.00
	Fixed Rate	12.3750%	2004	2024	3,252.00	3,252.00
	Fixed Rate	12.8750%	2004	2024	2,948.00	2,948.00
	Fixed Rate	13.7500%	2004	2024	3,330.00	3,330.00
	Fixed Rate	12.1250%	2005	2025	8,500.00	8,500.00
	Fixed Rate	10.2500%	2006	2026	13,578.00	13,578.00
	Fixed Rate	8.0000%	2006	2026	4,322.00	4,322.00
	Fixed Rate	8.6250%	2007	2027	5,925.00	5,925.00
	Fixed Rate	9.5000%	2008	2028	4,918.00	4,918.00
	Fixed Rate	9.5000%	2009	2028	8,500.00	8,500.00

TAP					11,769.90	11,769.90

	Fixed Rate	14.3750%	1997	2017	3,804.90	3,804.90
	Fixed Rate	13.0000%	2003	2023	1,900.00	1,900.00
	Fixed Rate	11.3750%	2003	2023	670.00	670.00
	Fixed Rate	8.6250%	2007	2027	1,895.00	1,895.00
	Fixed Rate	8.6250%	2008	2027	3,500.00	3,500.00

GOCCs					12,750.81	12,750.81

	Fixed Rate	14.3750%	1997	2017	4,020.10	4,020.10
	Fixed Rate	12.8400%	1998	2018	10.45	10.45

DOMESTIC GOVERNMENT SECURITIES(1)—(Continued)

As of September 30, 2009

(In million Pesos)

Interest Rate Basis		Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding Balance as of September 30, 2009
	Fixed Rate	12.8400%	1999	2019	6.52	6.52
	Fixed Rate	12.8400%	2000	2020	2.20	2.20
	Fixed Rate	12.8400%	2001	2021	2.42	2.42
	Fixed Rate	12.8400%	2002	2022	2.67	2.67
	Fixed Rate	15.0000%	2002	2022	3,116.10	3,116.10
	Fixed Rate	12.8400%	2003	2023	2.95	2.95
	Fixed Rate	13.0000%	2003	2023	5.40	5.40
	Fixed Rate	11.8750%	2003	2023	14.50	14.50
	Fixed Rate	11.3750%	2003	2023	1.80	1.80
	Fixed Rate	12.3750%	2004	2024	0.80	0.80
	Fixed Rate	12.8750%	2004	2024	276.80	276.80
	Fixed Rate	13.7500%	2004	2024	863.80	863.80
	Fixed Rate	12.1250%	2005	2025	276.90	276.90
	Fixed Rate	10.2500%	2006	2026	2.70	2.70
	Fixed Rate	8.6250%	2007	2027	162.50	162.50
	Fixed Rate	9.5000%	2008	2028	3,982.20	3,982.20

TEI					4,533.60	4,533.60

	Fixed Rate	13.5000%	2002	2022	35.00	35.00
	Fixed Rate	13.0000%	2003	2023	900.00	900.00
	Fixed Rate	11.7000%	2003	2023	287.00	287.00
	Fixed Rate	11.1375%	2004	2024	258.30	258.30
	Fixed Rate	11.5875%	2004	2024	60.00	60.00
	Fixed Rate	12.3750%	2004	2024	15.90	15.90
	Fixed Rate	10.9125%	2005	2025	119.00	119.00
	Fixed Rate	12.1250%	2005	2025	453.10	453.10
	Fixed Rate	10.2500%	2006	2026	1,163.90	1,163.90
	Fixed Rate	8.6250%	2007	2027	997.80	997.80
	Fixed Rate	8.6250%	2008	2027	18.00	18.00
	Fixed Rate	9.5000%	2008	2028	225.60	225.60

25 Yr FXTB					52,811.30	52,811.30

ADAPS					27,390.00	27,390.00

	Fixed Rate	18.2500%	2000	2025	5,286.00	5,286.00
	Fixed Rate	12.5000%	2005	2030	4,000.00	4,000.00
	Fixed Rate	11.2500%	2006	2031	3,104.00	3,104.00
	Fixed Rate	9.3750%	2006	2031	8,000.00	8,000.00
	Fixed Rate	8.5000%	2007	2032	7,000.00	7,000.00

TAP					10,351.00	10,351.00

	Fixed Rate	18.2500%	2000	2025	2,320.00	2,320.00
	Fixed Rate	12.5000%	2005	2030	3,000.00	3,000.00
	Fixed Rate	8.5000%	2007	2032	4,064.00	4,064.00
	Fixed Rate	8.5000%	2008	2032	967.00	967.00

GOCCs					10,583.40	10,582.70

	Fixed Rate	18.2500%	2000	2025	96.10	96.10
	Fixed Rate	12.5000%	2005	2030	57.50	57.50
	Fixed Rate	11.2500%	2006	2031	70.60	69.90
	Fixed Rate	8.5000%	2007	2032	10,359.20	10,359.20

TEIs					4,486.90	4,487.60

	Fixed Rate	18.2500%	2000	2025	500.00	500.00

DOMESTIC GOVERNMENT SECURITIES(1)—(Continued)

As of September 30, 2009

(In million Pesos)

Interest Rate Basis		Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding Balance as of September 30, 2009
	Fixed Rate	11.2500%	2005	2030	100.20	100.20
	Fixed Rate	11.2500%	2006	2031	2,854.70	2,855.40
	Fixed Rate	10.1250%	2006	2031	255.00	255.00
	Fixed Rate	8.5000%	2007	2032	715.00	715.00
	Fixed Rate	8.5000%	2008	2032	62.00	62.00

D. Retail Treasury Bonds					314,760.27	291,123.53

3 Yr					104,830.34	96,452.18

	Fixed Rate	6.8750%	2007	2010	40,981.74	36,467.40
	Fixed Rate	8.5000%	2008	2011	29,002.70	25,138.89
	Fixed Rate	5.2500%	2009	2012	34,845.90	34,845.90

5 Yr					180,557.04	165,298.47

	Fixed Rate	10.6250%	2005	2010	44,372.30	38,760.25
	Fixed Rate	5.8750%	2006	2011	8,329.59	4,620.51
	Fixed Rate	7.1250%	2007	2012	36,672.07	34,340.04
	Fixed Rate	9.0000%	2008	2013	40,997.30	37,391.89
	Fixed Rate	6.2500%	2009	2014	50,185.79	50,185.79

7 Yr					29,372.88	29,372.88

	Fixed Rate	7.0000%	2009	2016	29,372.88	29,372.88

E. 10 Yr Special Purpose T/Bonds for CARP					16,157.62	16,157.62

ADAPS					9,988.00	9,988.00

	Fixed Rate	15.5000%	2001	2011	3,173.00	3,173.00
	Fixed Rate	14.0000%	2002	2012	2,815.00	2,815.00
	Fixed Rate	12.2500%	2004	2014	4,000.00	4,000.00

TAP					5,769.62	5,769.62

	Fixed Rate	15.5000%	2001	2011	2,769.62	2,769.62
	Fixed Rate	12.2500%	2004	2014	3,000.00	3,000.00

TEIs					400.00	400.00

	Fixed Rate	15.5000%	2001	2011	400.00	400.00

F. ZERO COUPON BOND					60,325.50	60,325.50

7 Yr					25,325.50	25,325.50

			2003	2010	5,645.90	5,645.90
			2004	2011	11,548.00	11,548.00
			2005	2012	8,131.60	8,131.60

10 Yr Peace Bond					35,000.00	35,000.00

			2001	2011	35,000.00	35,000.00

G. FIXED RATE PROMISSORY NOTES					6,700.00	6,700.00

7 Yr					6,700.00	6,700.00

	Fixed Rate	10.250%	2003	2010	6,700.00	6,700.00

H. BENCHMARK BONDS					783,772.26	725,711.85

3 Yr					75,877.65	61,638.17

	Fixed Rate	5.500%	2007	2010	61,605.35	47,365.87

DOMESTIC GOVERNMENT SECURITIES(1)—(Continued)

As of September 30, 2009

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding Balance as of September 30, 2009
Fixed Rate	5.500%	2007	2010	12,561.40	12,561.40
Fixed Rate	5.500%	2007	2010	1,710.90	1,710.90

5 Yr				370,646.94	339,762.28

Fixed Rate	8.500%	2006	2011	49,662.02	24,264.52
Fixed Rate	8.500%	2007	2011	28,228.60	28,228.60
Fixed Rate	8.500%	2008	2011	48,478.40	48,478.40
Fixed Rate	8.500%	2009	2011	803.20	803.20
Fixed Rate	5.750%	2007	2012	99,524.89	94,037.74
Fixed Rate	6.250%	2009	2014	143,949.82	143,949.82

7 Yr				235,320.62	222,384.36

Fixed Rate	8.750%	2006	2013	38,004.60	25,068.33
Fixed Rate	8.750%	2007	2013	14,904.60	14,904.60
Fixed Rate	8.750%	2008	2013	34,639.80	34,639.80
Fixed Rate	8.750%	2009	2013	8,067.00	8,067.00
Fixed Rate	7.000%	2009	2016	139,704.63	139,704.63

10 Yr				101,927.05	101,927.05

Fixed Rate	9.125%	2006	2016	65,716.55	65,716.55
Fixed Rate	9.125%	2007	2016	18,572.30	18,572.30
Fixed Rate	9.125%	2008	2016	17,433.50	17,433.50
Fixed Rate	9.125%	2009	2016	204.70	204.70

II. GUARANTEED LOANS					68,887.24

A. Land Bank Bonds					27.81

Fixed Rate	6.000%				27.81

B. NDC Agri-Agra (ERAP Bonds)				4,000.00	4,000.00

Fixed Rate	6.875%	2002	2009	2,000.00	2,000.00
Fixed Rate	5.875%	2006	2011	2,000.00	2,000.00
C. PAGIBIG Housing Bonds				7,000.00	7,000.00

Fixed Rate	8.750%	2005	2010	7,000.00	7,000.00

D. HGC ZERO COUPON BOND				14,998.43	14,998.43

7 YR				14,998.43	14,998.43

		2004	2011	2,998.43	2,998.43
		2006	2013	12,000.00	12,000.00

E. NFA Fixed Rate Coupon Bond				8,000.00	8,000.00

10 YR Fixed Rate	6.750%	2008	2018	8,000.00	8,000.00

F. NPC PESO ZERO COUPON BOND				19,800.00	19,800.00

7 YR				19,800.00	19,800.00

		2004	2011	8,800.00	8,800.00
		2005	2012	11,000.00	11,000.00

G. NPC FIXED RATE COUPON BOND				15,061.00	15,061.00

5 YR				5,741.00	5,741.00

Fixed Rate	9.125%	2005	2010	2,061.00	2,061.00
Fixed Rate	5.250%	2006	2011	3,680.00	3,680.00

DOMESTIC GOVERNMENT SECURITIES(1)—(Continued)

As of September 30, 2009

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding Balance as of September 30, 2009

7 YR				3,000.00	3,000.00

Fixed Rate	10.375%	2005	2012	3,000.00	3,000.00

10 YR				6,320.00	6,320.00

Fixed Rate	5.875%	2006	2016	6,320.00	6,320.00

(1)	Excludes external securities of the Republic.

DOMESTIC DEBT OF THE REPUBLIC OF THE PHILIPPINES (OTHER THAN SECURITIES)

As of September 30, 2009

(In million Pesos)

	Interest Rate Spread			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Interest Rate Basis		Year Contracted	Year of Maturity	in Original Currency	in Philippine Pesos	in Original Currency	in Philippine Pesos
TOTAL					2,298		9,292

DIRECT LOANS					0

AGENCIES					0	6,997	6,997

PHILIPINE PESO					0	6,997	6,997
INTEREST FREE	0.00%	1953				79	79
INTEREST FREE	0.00%	1953				48	48
INTEREST FREE	0.00%	1945				29	29
INTEREST FREE	0.00%	1945				6,599	6,599
INTEREST FREE	0.00%	1993				27	27
INTEREST FREE	0.00%	1989				202	202
INTEREST FREE	0.00%	1989				13	13
INTEREST FREE	0.00%	1999				1	1

ASSUMED LOANS (REAL)				2,298	2,298	2,295	2,295

PHILIPINE PESO				2,298	2,298	2,295	2,295

INTEREST FREE	0.00%	1986	Upon Demand	63	63	63	63
INTEREST FREE	0.00%	1986	Upon Demand	134	134	134	134
INTEREST FREE	0.00%	1986	Upon Demand	120	120	120	120
INTEREST FREE	0.00%	1986	Upon Demand	72	72	72	72
INTEREST FREE	0.00%	1986	Upon Demand	50	50	50	50
INTEREST FREE	0.00%	1986	Upon Demand	200	200	200	200
INTEREST FREE	0.00%	1986	Upon Demand	1	1	1	1
INTEREST FREE	0.00%	1986	Upon Demand	66	66	66	66
INTEREST FREE	0.00%	1986	Upon Demand	3	3	3	3
INTEREST FREE	0.00%	1986	Upon Demand	3	3	3	3
INTEREST FREE	0.00%	1986	Upon Demand	4	4	4	4
INTEREST FREE	0.00%	1986	Upon Demand	8	8	8	8
INTEREST FREE	0.00%	1986	Upon Demand	1	1	1	1
INTEREST FREE	0.00%	1986	Upon Demand	1	1	1	1
INTEREST FREE	0.00%	1986	Upon Demand	9	9	9	9
INTEREST FREE	0.00%	1986	Upon Demand	84	84	84	84
INTEREST FREE	0.00%	1986	Upon Demand	3	3	0	0
INTEREST FREE	0.00%	1986	Upon Demand	6	6	6	6
INTEREST FREE	0.00%	1986	Upon Demand	1	1	1	1
INTEREST FREE	0.00%	1986	Upon Demand	261	261	261	261
INTEREST FREE	0.00%	1986	Upon Demand	913	913	913	913
INTEREST FREE	0.00%	1986	Upon Demand	6	6	6	6
INTEREST FREE	0.00%	1986	Upon Demand	54	54	54	54
INTEREST FREE	0.00%	1986	Upon Demand	229	229	229	229
INTEREST FREE	0.00%	1986	Upon Demand	6	6	6	6

GUARANTEED DOMESTIC DEBT OF THE REPUBLIC OF THE PHILIPPINES (OTHER THAN SECURITIES)(1)

As of September 30, 2009

(In million Pesos)

		Interest Rate Spread			Original Amount Contracted		Outstanding Balance as of September 30, 2009
Currency	Interest Rate Basis		Year Contracted	Year of Maturity	in Original Currency	in Philippine Pesos	in Original Currency	in Philippine Pesos
TOTAL						280	280	136

GFI GUARANTEE ASSUMED BY THE GOVERNMENT PER PROC. 50.					280	280	280	136

PHILIPPINE PESOS
	INTEREST FREE	0.0000%	1986	Upon Demand	7	7	7	7
	INTEREST FREE	0.0000%	1986	Upon Demand	30	30	30	30
	INTEREST FREE	0.0000%	1986	2009	12	12	12	12
	INTEREST FREE	0.0000%	1986	2009	17	17	17	17
	INTEREST FREE	0.0000%	1986	2009	35	35	35	15
	INTEREST FREE	0.0000%	1986	2009	7	7	7	7
	INTEREST FREE	0.0000%	1986	2009	6	6	6	6
	INTEREST FREE	0.0000%	1986	2009	5	5	5	5
	INTEREST FREE	0.0000%	1986	2009	3	3	3	3
	INTEREST FREE	0.0000%	1986	2009	1	1	1	1
	INTEREST FREE	0.0000%	1986	2009	19	19	19	19
	INTEREST FREE	0.0000%	1986	2009	32	32	32	1
	INTEREST FREE	0.0000%	1986	2009	32	32	32	5
	INTEREST FREE	0.0000%	1986	2009	8	8	8	3
	INTEREST FREE	0.0000%	1986	2009	4	4	4	4

(1)	Excludes securities issued by GOCCs.

PART II

(As required by Items (11), (13) and (14) of Schedule B of the Securities Act of 1933.)

Item 11.	Estimated Expenses

It is estimated that the expenses in connection with the sale of the Debt Securities hereunder, exclusive of compensation payable to underwriters and agents, will be as follows:

SEC Registration Fee	$142,401.60
NASD Filing Fee	75,500.00
Printing Costs	60,000.00
Legal Fees and Expenses	230,000.00
Fiscal Agent Fees and Expenses	25,000.00
Miscellaneous	600,000.00

Total	$1,132,901.60

UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a) (3) of the Securities Act of 1933, as amended;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(2) that, for the purpose of determining any liability under the Securities Act of 1933, as amended (the “Act”), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424 (b) (1) or (4) or 497 (h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

CONTENTS

This Registration Statement consists of:

(1)	Facing sheet.

(2)	Part I consisting of the Prospectus.

(3)	Part II consisting of pages numbered II-1 through II-5.

(4)	The following exhibits:

A.	Fiscal Agency Agreement.*

B.	Form of Debt Securities (attached to the form of Fiscal Agency Agreement under A above).*

C.	Form of Warrant Agreement.**

D.	Form of Underwriting Agreement.*

E.	Opinion of the Secretary of the Department of Justice, the Republic of the Philippines as to the legality of the Debt Securities.***

F.	Opinion of Allen & Overy, US counsel to the Republic of the Philippines, as to the legality of the Debt Securities.***

G.	Consent of the Secretary of the Department of Justice of the Republic of the Philippines (included in Exhibit (E)).***

H.	Consent of Allen & Overy (included in Exhibit (F)).***

I.	Consent of Roberto B. Tan, National Treasurer, Republic of the Philippines, (included on signature page).

J.	Form of Supplement No. 1 to the Fiscal Agency Agreement (including form of Debt Securities).****

*	Incorporated by reference to Registration Statement No. 333-10960.

**	To be filed concurrently with the applicable prospectus supplement in a post-effective amendment to this Registration Statement relating to a particular issue of debt securities or warrants.

***	Previously filed.

****	Incorporated by reference to Registration Statement No. 333-108310.

SIGNATURE OF THE REPUBLIC OF THE PHILIPPINES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Republic of the Philippines has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Manila, Republic of the Philippines on the 21st day of December, 2009.

REPUBLIC OF THE PHILIPPINES

By	/S/ ROBERTO B. TAN
Roberto B. Tan*
National Treasurer

*	Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF THE REPUBLIC OF THE PHILIPPINES

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative of the Republic of the Philippines in the United States, has signed this Registration Statement or amendment thereto in The City of New York, New York on the 21st day of December, 2009.

By:	/S/ CECILIA B. REBONG
Name: Cecilia B. Rebong
Title: Consul General

EXHIBIT INDEX

Exhibit	Description	Page No.
A.	Fiscal Agency Agreement.*

B.	Form of Debt Securities (attached to the form of Fiscal Agency Agreement under A above).*

C.	Form of Warrant Agreement.**

D.	Form of Underwriting Agreement.*

E.	Opinion of the Secretary of the Department of Justice, the Republic of the Philippines as to the legality of the Debt Securities.***

F.	Opinion of Allen & Overy, US counsel to the Republic of the Philippines, as to the legality of the Debt Securities.***

G.	Consent of the Secretary of the Department of Justice of the Republic of the Philippines (included in Exhibit (E)).***

H.	Consent of Allen & Overy (included in Exhibit (F)).***

I.	Consent of Roberto B. Tan, National Treasurer, Republic of the Philippines, (included on signature page).

J.	Form of Supplement No. 1 to the Fiscal Agency Agreement (including form of Debt Securities).****

*	Incorporated by reference to Registration Statement No. 333-10960.

**	To be filed concurrently with the applicable prospectus supplement in a post-effective amendment to this Registration Statement relating to a particular issue of debt securities or warrants.

***	Previously filed.

****	Incorporated by reference to Registration Statement No. 333-108310.